UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Selected financial data of the Deutsche Telekom Group.

Financial data of the Group

(billions of €)	Change compared to prior year (%)(a)	2004	2003	2002	2001	2000
Revenue and earnings
Net revenue	3.7	57.9	55.8	53.7	48.3	40.9
of which: international revenues (%)	1.4	39.3	37.9	34.3	27.3	19.0
Results from ordinary business activities	n.a.	6.5	1.4	(27.1)	(2.5)	6.4
Net income (loss)	n.a.	4.6	1.3	(24.6)	(3.5)	5.9
Net income (loss) (adjusted for special factors)	n.a.	2.2	0.2	(4.8)	(4.7)	(1.5)
EBITDA(a), (b), (c)	20.8	22.3	18.5	16.1	18.1	20.7
EBITDA (adjusted to exclude special factors)(a), (b), (c)	5.9	19.4	18.3	16.3	15.1	12.9
EBITDA margin (adjusted to exclude special factors) (%)(a)	0.7	33.5	32.8	30.4	31.3	31.6

Balance sheet
Balance sheet total	(7.1)	107.8	116.1	125.8	164.5	124.2
Shareholders’ equity	12.2	37.9	33.8	35.4	66.3	42.7
Equity ratio (%)(a), (d)	4.0	33	29	28	39	33
Debt (in accordance with consolidated balance sheet)	(23.0)	42.7	55.4	63.0	67.0	60.4
Net debt(a), (c)	(24.4)	35.2	46.6	61.1	62.8	57.4

Investments
Investments in intangible assets (excluding goodwill) and property, plant, and equipment	4.8	(5.9)	(6.2)	(7.9)	(11.2)	(23.5)

Cash flows
Net cash provided by operating activities	13.9	16.3	14.3	12.5	11.9	10.0
Cash outflows from investments in intangible assets (excluding goodwill) and property, plant, and equipment (in accordance with statement of cash flows)	(1.6)	(6.1)	(6.0)	(7.6)	(10.9)	(23.5)
Free cash flow (before dividend)(a), (c)	22.9	10.2	8.3	4.8	1.1	(13.5)
Free cash flow as a percentage of revenue(a)	2.8	17.6	14.8	9.0	2.2	(33.0)
Net cash used for investing activities	n.a.	(4.3)	(2.1)	(10.0)	(5.4)	(27.7)
Net cash (used for) provided by financing activities	n.a.	(12.7)	(5.2)	(3.4)	(4.8)	17.9

Employees
Average number of employees for the year (full-time equivalents, without trainees/student interns) (thousands)	(1.5)	248	251	256	242	205
Revenue per employee (thousands of €)	5.2	234	222	210	199	201

T-Share – key figures
Earnings (loss) per share/ADS (undiluted) under German GAAP (€)(e)	n.a.	1.10	0.30	(5.86)	(0.93)	1.96
Average weighted number of outstanding shares (millions)(f)	0.0	4,195	4,195	4,195	3,715	3,027
Dividend per share/ADS (€)	n.a.	0.62 (g)	0.00	0.00	0.37	0.62
Dividend yield (%)(h)	3.7	3.7	—	—	1.9	1.9
Total dividend (billions of €)	n.a.	2.6 (g)	—	—	1.5	1.9
Number of shares carrying dividend rights (millions)(i), (j)	0.05	4,169	4,167	4,162	4,154	3,027
Total number of shares of common stock at balance sheet date (millions)(k)	0.0	4,198	4,198	4,198	4,198	3,030

Items in accordance with U.S. GAAP
Net income (loss)	(20.7)	2.3	2.9	(22.0)	0.5	9.3
Shareholders’ equity	5.6	47.5	45.0	45.4	73.7	46.1
Earnings (loss) per share/ADS (basic) (€)(e)	(20.0)	0.56	0.70	(5.30)	0.14	3.06
Earnings (loss) per share/ADS (diluted) (€)(e)	(21.4)	0.55	0.70	(5.30)	0.14	3.06

Financial data of the Group by division

	T-Com		T-Mobile		T-Systems		T-Online(l)		Group Headquarters & Shared Services
(billions of €)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Total revenue	27.8	29.2	25.0	22.8	10.5	10.6	2.0	1.9	4.5	4.2
Results from ordinary business activities*	5.5	4.7	4.6	0.8	(0.2)	(0.6)	0.1	0.1	(3.8)	(4.1)
EBITDA(a), (b), (c)	10.2	10.2	10.6	7.0	1.4	1.4	0.4	0.3	(0.3)	(0.3)
EBITDA (adjusted to exclude special factors)(a), (b), (c)	10.5	10.4	7.7	6.7	1.5	1.4	0.4	0.3	(0.6)	(0.3)
EBITDA margin (adjusted to exclude special factors) (in %)(a)	37.6	35.5	30.7	29.3	14.0	13.3	21.2	16.7	(13.7)	(7.4)
Invesments in intangible assets (excluding goodwill) and property, plant, and equipment	(2.3)	(2.1)	(2.4)	(3.0)	(0.7)	(0.7)	(0.1)	(0.1)	(0.5)	(0.4)
Average number of employees for the year (full-time equivalents, without trainees/student interns) (thousands)	126	139	44	42	40	42	3	3	35	25

(a)	Calculated on the basis of millions for the purpose of greater precision. Changes to percentages expressed as percentage points.
(b)	Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation.
(c)

EBITDA and EBITDA adjusted for special factors, net debt, and free cash flow are pro forma figures that are not covered by the provisions of German or U.S. GAAP. They should not be viewed in isolation or as an alternative to net income/loss, results from ordinary business activities, net cash provided by operating activities, debt (in accordance with the consolidated balance sheet), or other Deutsche Telekom figures reported under German or U.S. GAAP. For detailed information and calculations, please refer to the chapter on “Reconciliation to pro forma figures” (page 123).

(d)	Based on shareholders’ equity excluding amounts earmarked for dividend payment, which are treated as short-term debt.
(e)	Net income/loss based on the weighted average of outstanding shares. The share/ADS ratio is 1:1.
(f)	Less the shares held by Deutsche Telekom AG itself.
(g)

Subject to approval by the shareholders’ meeting. More detailed explanations are contained in the management report that is published herein (page 59) or the proposal for appropriation of net income/ loss of Deutsche Telekom AG in the notes to the consolidated financial statements (page 201).

(h)	(Proposed) dividend per share divided by the closing price of the T-Share (Xetra) at the balance sheet date or on the last trading day of the respective financial year.
(i)

Less the shares held by Deutsche Telekom AG itself and those shares held under the scope of the issuance of shares as part of the acquisition of VoiceStream/Powertel on a trust basis for later issue and later trading as registered ordinary shares or ADSs.

(j)	As at balance sheet date.
(k)	Including the shares held by Deutsche Telekom AG itself.
(l)

Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the separate reports of T-Online International AG, which are calculated in accordance with International Financial Reporting Standards (IFRS).

*

The Toll Collect joint venture has been managed by and reported under the T-Systems segment since April 1, 2004. For segment reporting purposes, the effects on the statement of income and the balance sheet are no longer shown under T-Com, but under T-Systems. To facilitate comparison, prior-year figures have been adjusted accordingly.

II

Our goal.

As the leading services company in the telecommunications and information technology industry, we network society for a better future. With top quality, efficiency and innovation, to the benefit of our customers. In every respect.

We intend to develop the “T” into a seal of quality, innovation, and efficiency in the eyes of our customers. Excellence of performance will be the most important principle for all levels in our value chain.

III

Our strategic realignment.

Generating profitable growth by clearly focusing on two customer segments and three strategic business areas.

IV

Deutsche Telekom Worldwide

V

Deustche Telekom Group Headquarters

1	Bonn

Selected international subsidiaries and associated companies

			Stake (directly/indirectly) held by Deutsche Telekom
Europe
2	Austria	• T-Mobile Austria	100%
		• T-Online.at	100%
			of shares held by T-Online International
		• T-Systems Austria GesmbH	100%

3	Belgium	• T-Systems Belgium NV	100%

4	Croatia	• T-Hrvatski Telekom	51%
		• T-Mobile Croatia	100% of shares held by T-HT

5	Czech Republic	• T-Mobile Czech Republic	60.77%
		• T-Systems PragoNet, a.s.	100%
		• T-Systems Czech s.r.o.	100%

6	Denmark	• T-Systems	100%

7	France	• T-Online France	100%
			of shares held by T-Online International
		• T-Systems France SAS	100%

8	Hungary	• MATÁV	59.49%
		• T-Mobile Hungary	100% of shares held by MATÁV
		• T-Systems
		Hungary Kft.	51% T-Systems, 49% MATÁV

9	Italy	• T-Systems Italia S.p.A.	100%

10	Macedonia	• Maktel	51% of shares held by MATÁV

11	Netherlands	• T-Mobile Netherlands	100%
		• T-Systems Nederland B.V.	100%

12	Poland	• PTC	49%
		• T-Systems Polska Sp. z o.o	100%

13	Portugal	• Terravista	100%
			of shares held by T-Online International

14	Russia	• MTS	10%
		• T-Systems CIS	100%

15	Slovakia	• Slovak Telecom	51%
		• EuroTel Bratislava	100% of shares held by ST

16	Spain	• Ya.com	100%
			of shares held by T-Online International
		• T-Systems ITC
		Services Espana, S.A.	100%

17	Switzerland	• T-Online.ch	100%
			of shares held by T-Online International
		• T-Systems Schweiz AG	100%

18	Turkey	• T-Systems Bilisim Tekbolojileri
		Anonim Sirketi	100%

19	United Kingdom	• T-Mob ile UK	100%
		• T-Systems Ltd.	100%

America
20	USA	• T-Mobile USA	100%
		• T-Systems North America, Inc.	100%

21	Canada	• T-Systems Canada, Inc.	100%

South America
22	Brazil	• T-Systems do Brasil Ltda.	100%

Asia
23	Hong Kong	• T-Systems China Limited	100%
24	India	• T-Systems India Private Limited	100%
25	Japan	• T-Systems Japan K.K.	100%
26	Singapore	• T-Systems Singapore Pte. Ltd.	100%

Middle East
27	Israel	• Barak I.T.C	10.52%
		• VocalTec	19.97%

Africa
28	South Africa	• T-Systems
		South Africa (Pty) Limited	74.90%

As of February 2005

VI

Key data of the Deutsche Telekom Group.

	2004	2003	2002	2001	2000

Deutsche Telekom Group (millions)*

Telephone lines (incl. ISDN channels)(1), (3)	57.2	57.9	58.1	57.5	54.8

Mobile subscribers (majority shareholdings)(2)	77.4	66.2	58.6	48.9	31.2

T-Com (millions)*
Broadband lines (in operation)	6.1	4.1	2.9	1.4	0.1
DSL (Germany)	5.8	4.0	2.8	1.4	0.1
DSL (Central Eastern Europe – CEE)	0.3	0.1	0.04	—	—

Narrowband lines incl. ISDN channels	54.7	55.5	56.1	56.9	54.5
Germany(1)	47.9	48.7	49.3	50.2	49.1
Standard analog lines	26.2	27.2	28.6	30.1	31.9
ISDN channels	21.7	21.5	20.7	20.0	17.2
Central Eastern Europe (CEE)	6.8	6.8	6.8	6.7	5.4
MATÁV group(3)	3.5	3.5	3.6	3.4	2.9
Slovak Telecom	1.3	1.4	1.5	1.6	1.6
T-Hrvatski Telekom(4)	1.9	1.9	1.8	1.7	0.7

Subscribers to AktivPlus calling plan	12.1	11.6	10.7	8.4	4.3

Mobile subscribers	8.2	5.1	4.7	3.4	1.7
T-Mobile Hungary(5)	4.0	3.8	3.4	2.5	1.7
T-Mobile Hrvatska (6), (7)	1.5	1.3	1.2	0.9	—
EuroTel Bratislava(7)	1.9	—	—	—	—
Mobimak(8)	0.8	—	—	—	—

T-Mobile (millions)*
Mobile subscribers of fully consolidated subsidiaries	69.2	61.1	53.9	45.5	29.5
T-Mobile Deutschland	27.5	26.3	24.6	23.1	19.1
T-Mobile UK(9)	15.7	13.6	12.4	10.4	8.3
T-Mobile USA(7)	17.3	13.1	9.9	7.0	—
T-Mobile Austria	2.0	2.0	2.0	2.1	2.1
T-Mobile Czech Republic(7)	4.4	3.9	3.5	2.9	—
T-Mobile Netherlands(7)	2.3	2.0	1.4	—	—

T-Online (millions)*
Total number of subscribers	13.5	13.1	12.2	10.7	7.9
T-Online Deutschland	11.4	10.8	10.0	8.8	6.5
Rest of Europe	2.1	2.3	2.3	1.9	1.4

DSL subscribers (total)	4.7	3.6	2.8	1.4	—

Key figures for T-Systems
Systems Integration
Hours billed (millions)(10)	11.7	11.2	11.3	11.4	—
Utilization rate (%)(11)	77.8	74.0	71.3	73.1	—
Computing Services
Overall processor performance (MIPS)(12)	130,786	113,723	92,968	79,122	59,992
Number of servers managed and serviced	35,418	28,399	27,409	23,852	—
Mainframe utilization (%)	95	95	95	—	—
Desktop Services
Number of workstations managed and serviced(13)	1,219,589	1,223,532	1,204,292	970,000	—
Proportion of support activities, Germany (%)	60.6	60.6	58.1	61.0	—
Proportion of retail, Germany (%)	39.4	39.4	41.9	39.0	—

Outside plant network
Copper cable (thousands of km)	1,485.4	1,473.9	1,460.8	1,481.1	1,449.8
Optical fiber cable (thousands of km)	197.0	195.0	176.2	172.9	167.7

(1)	Telephone lines, including for internal use.
(2)

Number of subscribers of T-Mobile’s fully consolidated mobile communications subsidiaries, plus majority shareholdings of MÁTAV, T-Hrvatski Telekom, and Slovak Telecom. Mobimak and EuroTel subscribers included for the first time in 2004.

(3)	Subscriber-line figures restated including MATÁV’s subsidiary Mak Tel, restrospectively from the 2001 financial year.
(4)	Brand name as of 2004; legal name of the company: HT-Hrvatske telekomunikacije d.d.
(5)	Formerly Westel, rebranded as T-Mobile Hungary in 2004.
(6)	Formerly HT mobilne komunikacije, rebranded as T-Mobile Hrvatska in 2004.
(7)	These companies were fully consolidated as follows: T-Mobile Hrvatska, T-Mobile Czech Republic, T-Mobile USA in 2001; T-Mobile Netherlands in 2002, EuroTel Bratislava in 2004.
(8)	Mobimak is fully consolidated through MakTel as of 2004.
(9)	Including Virgin Mobile.
(10)	Updated figure for the 2002 financial year.
(11)	Restated. Ratio of average number of hours billed to maximum possible hours billed per period.
(12)	Million instructions per second.
(13)	Restated.
*	The total was calculated on the basis of precise figures and rounded to millions.

VII

Making tomorrow happen.

The world of tomorrow will be completely different. In telecommunications, “tomorrow” is less than ten years away. Technology is becoming more complex, performance levels are rising, and everything is becoming integrated. Customers – with their expectations and their needs – will be the undisputed focal point. And the success of a company will not be determined by technology, but by the customer’s perception of the added value generated by services.

We are already approaching this new era with focus and resolve. We don’t just create products, we develop products our customers want. We don’t sell performance as an abstract concept, we embody it as a culture. We are also gearing our structures to the new era. They, too, will no longer be set in stone. In the future, they will develop continuously in line with market requirements.

As a company of the future, we think and act with our customers in mind. And we are applying this mindset today – at all levels.

To our shareholders

Selected financial data of the Deutsche Telekom Group
Our goal
Our strategic realignment
Letter to our shareholders
The Board of Management
Supervisory Board’s
The Supervisory Board
Corporate governance
The T-Share

Special: Making tomorrow happen

2004 management report

Combined management report of the Deutsche Telekom Group and Deutsche Telekom AG for the 2004 financial year
The economic environment
Development of business in 2004
Purchasing; Research and development
Employees; Sustainability and environmental protection
Risk management
Key events after December 31, 2004; Outlook

The divisions

T-Com
T-Mobile
T-Systems
T-Online
Group Headquarters & Shared Services
Reconciliation of pro forma figures

Consolidated financial statements

Statement of income
Balance sheet
Noncurrent assets
Statement of cash flows
Statement of shareholders’ equity
Segment reporting
Notes to the consolidated financial statements
Auditors’ report
Summary of differences between German GAAP and U.S. GAAP

Further information

Members of the Board of Management of Deutsche Telekom AG in 2004 including seats on the supervisory boards of other companies
Members of the Supervisory Board of Deutsche Telekom AG in 2004 including seats on the supervisory boards of other companies
Index
Glossary
Financial calendar
Contacts
Deutsche Telekom worldwide
Key data of the Deutsche Telekom Group

Dear shareholders,

I am pleased that we are able to present a highly successful 2004 financial year in this year’s Annual Report. Following the worst result in our history as a company in 2002, we have continued the course of profitable growth and further stabilized it for the second year in a row. We have increased revenue and earnings, continued to significantly reduce the level of debt and generated a level of net income that will now allow us to pay a dividend again for the 2004 financial year.

We are therefore pleased that we are able to allow you as shareholders to participate in the corporate success of the Group again after two years without a dividend. We promised you this much, and we will keep this promise. We will propose to the shareholder’s meeting a dividend payment of EUR 0.62 per share carrying dividend rights.

Profitable growth is clearly reflected in our financial figures.  We increased net revenue by 3.7 percent to EUR 57.9 billion in the year under review. In organic terms, in other words excluding currency translation effects and changes in the composition of the group, this growth was even higher, at 5.8 percent. The increase in adjusted EBITDA was even more pronounced, up 5.9 percent to EUR 19.4 billion. Net income for the 2004 financial year came to EUR 4.6 billion, or EUR 2.2 billion when adjusted for special factors, compared to EUR 1.3 billion and EUR 0.2 billion respectively in the prior year.

We are therefore once again operating at a clear profit. This ultimately shows that our strategy of profitable growth has been successful.

We also made very good progress in reducing our debt in 2004.  We have again significantly reduced net debt: to EUR 35.2 billion, an overall reduction of EUR 11.4 billion in the 2004 financial year, or almost EUR 1 billion a month. We have therefore almost halved the level of debt since 2002.

We have worked hard – and it has paid off.  We are growing profitably and we are paying a dividend again. We had to ask a lot from the Company and its employees to achieve this. At this point, I would like to thank our employees in particular for their committed contribution and the trade unions and employee representatives for their constructive cooperation.

The changes initiated some two years ago have clearly strengthened us. We have maintained our growth profile and concentrated specifically on our core competencies. And initially we were on the receiving end of skeptical reactions – think back to questions about our activities in the United States, for example. Now, with our results for the 2004 financial year, even the most ardent doubters must see that we took the right course.

We are now paving the way for long-term positive development.  Despite our success in the 2004 financial year, we now have to face new challenges – after all, yesterday’s success was yesterday. Our industry is characterized by tremendous technological changes. New markets are developing, traditional business areas are losing importance, barriers to market entry are falling. Technological development in particular and the resulting development of the competitive environment are progressing in a fast and dynamic way. That is why we will also continue to do everything necessary in order to put our business models on a long-term and sustainable footing. This means we will effect a paradigm change – evolving from a technology group to a customer-centric service company.

We stand by our responsibility. Continuing to drive forward the necessary change is our corporate responsibility, which consists of striking a balance between the positive growth of our operational business and the long-term security of jobs in the Company. We take both aspects very seriously – generating a reasonable return on capital employed and assuming responsibility for our employees. For us, these go hand in hand, particularly because Deutsche Telekom is a company that relies on the skills and commitment of its employees at the customer interface.

Agenda 2004 was an important first step. Agenda 2004 consisted of the following six initiatives that we had identified as key areas to be tackled in order to push profitable growth: broadband, business customers, human resources, quality, innovation, and efficiency. I would like to highlight the progress we have made in these areas by way of two examples.

The aim of the human resources initiative was to safeguard employment whilst at the same time lowering personnel costs. We defined three major topics: an employment alliance, the further development of Vivento, and a development and motivation campaign. As a result, on the one hand, we managed to reduce considerably the number of employees affected by the necessary job cuts and, on the other, for many employees whose jobs were to be cut, new career prospects opened up with the help of Vivento. We have trodden innovative paths and have achieved excellent results. I believe that Deutsche Telekom has proved with this human resources initiative that it certainly is possible to combine corporate and social responsibility.

One outcome of our quality campaign is the customer promises we published recently. We want to give our customers quality indicators that they can rely on. First experience gained in the T-Punkt shops has been positive. This shows us that we are also on the right track here, and we will continue to pursue this course.

We have drawn up a far-reaching transformation program for Deutsche Telekom. Going way beyond Agenda 2004, we have paved the way for an important new course with the strategic realignment of the Group – in terms of developing into a customer-oriented service company and stimulating sustained profitable growth. Our new business areas – Broadband/Fixed Network (consisting of T-Com and T-Online International AG), Mobile Communications (T-Mobile), and Business Customers (T-Systems) are a reflection in the Group structure of our customer centricity and the three key growth areas in our industry.  We have developed the Group’s former 4-pillar structure further step by step in response to the changing markets and requirements. Only in this way can we exploit the growth potential offered by the various sub-markets. Above all, this new structure enables us to better fulfill the needs and expectations of our customers. We want to supply not only products and technologies, but also create significant added value for our customers – and considerably increase customer satisfaction in the process, for this is the crucial success factor. Our new company structure creates an important prerequisite for this.

We want to stand out from the competition by delivering superior performance. The new structure of the Group forms the platform from which we will drive forward our profitable growth. And we are tackling this in a systematic way, having launched our Excellence Program that will run for the next three years. With this program we are pursuing the ambitious goal of making Deutsche Telekom the fastest-growing integrated provider in Europe through superior performance.

This three-year program consists of three core elements that, together, will contribute to the achievement of our strategic objectives:

• three growth programs in the individual business areas,

• Group-wide initiatives with which we can leverage the advantages of the Group to generate added value,

• and – also very important: a sustainable realignment of our corporate culture.

The growth programs of the separate business areas form the backbone of our Excellence Program. They ensure profitable growth in the respective areas and initiate a comprehensive transformation of our company. At the same time, they can make use of the potential that results from the strategic realignment of the Group: greater market proximity, bundling of skills, and shorter decision-making paths.

T-Com’s growth initiative is called “re-define.” With this initiative, T-Com aims to re-define itself to a certain extent and to provide its customers in future with the entire world of communication, information, and entertainment at their home; in other words, to become the media and communication center for the customer.

The program therefore has three clear thrusts:

• innovation & growth,

• quality & efficiency,

• and a new customer focus.

The program is accompanied by a change in corporate culture that calls for entrepreneurial thinking from all employees.

T-Mobile has called its program “Save for Growth.” The aim is to generate annual savings of around EUR 1 billion in the medium term, of which up to EUR 500 million is to be reinvested in realizing the company’s growth objectives – hence “Save for Growth”.
T-Mobile is thus creating the resources to develop three focal points of growth. These are:

• the provision of affordable and transparent mobile communications rates,

• the further development of the mobile Internet for leisure time and work,

• and the further development of seamlessly integrated network platforms like GPRS, UMTS, and WLAN.

“Focus on Growth” is the motto at T-Systems. The focus is on strict customer orientation as a lever to achieve profitable growth.
T-Systems wants to become the leading ICT service provider for its customers. The program provides for five focal points:

• focus on the customer, i.e., improved sales efficiency,

• strengthening the service and product portfolio,

• top operational performance through the optimization of internal processes,

• efficiency through cost management,

• and mobilization of employees through applied value management.

The growth programs of the separate business areas will be supported by general initiatives at Group level. This is intended to ensure on the one hand that the potential resulting from integration in the Group is also exploited and, on the other hand, our goal is for customers to perceive Deutsche Telekom as a single unit. The initiative will focus on different areas of excellence. For example: how to implement the new brand strategy throughout the Group and how to use the advertising budget more efficiently? Or what does the network of the future look like and how much will it cost?

The third cornerstone of the Excellence Program is group-wide cultural change. We have already introduced this change through T-Spirit and will continue to drive it forward as part of the Excellence Program.  With this transition, we aim to gear the entire organization to strict customer orientation. One example is that all top managers spend at least five days a year in direct contact with customers.

We are at the dawn of a new era. With the strategic realignment on the three business areas and the Excellence Program, the year 2005 will be another milestone. This does not represent an overhaul of our previous strategy; rather it is a consistent further development under dynamically changing framework conditions. We do not expect the individual programs to take full effect until 2006; we do, however, expect to see initial results this year.

Our aim is long-term operational success. The more successful a company is, the better it can respond to the social responsibility that comes with the significance of its position. This is why it is certainly not only in our own interests that we take all the measures necessary to ensure the positive development of business. We want to satisfy the interests of all our stakeholders in order to ensure our success in the long term.

We are convinced: We can only satisfy the interests of our shareholders if we satisfy our customers’ needs and requirements in full and if our employees are motivated and committed.  And if we enjoy a reputation in society as a company that takes its social responsibility seriously – a good corporate citizen.

We will continue to work on this. The progress achieved up to now is an incentive for us to continue along our current path with commitment and courage, and to achieve our goals. I would again like to thank you as the Company’s owners for standing by us even in difficult times.  We will do all we can to keep on reaffirming your trust in us in the future.

Bonn, March 2005

/s/ Kai-Uwe Ricke
Kai-Uwe Ricke
Chairman of the Board of Management

From left to right:
Walter Raizner, Dr. Heinz Klinkhammer, Kai-Uwe Ricke,
Konrad F. Reiss, Dr. Karl-Gerhard Eick, René Obermann

The Board of Management of Deutsche Telekom AG in 2004/2005.

Kai-Uwe Ricke. Chairman of the Board of Management of Deutsche Telekom AG. Born in 1961. Kai-Uwe Ricke was appointed Chairman of the Board of Management of Deutsche Telekom AG effective from November 15, 2002. Following an apprenticeship at a bank and studies at the Schloss Reichartshausen European Business School, he started his career as assistant to the board of Bertelsmann AG in Gütersloh. He then took up the position as head of sales and marketing of its subsidiary Scandinavian Music Club AG in Malmö, Sweden. Between 1990 and June 1995, Kai-Uwe Ricke was managing director of Talkline Verwaltungsgesellschaft mbH and of Talkline PS Phone Service GmbH, both located in Elmshorn. From July 1995 to December 1997, he was chairman and managing director of Talkline GmbH. In January 1998, he took over as Chairman of the Managing Board of DeTeMobil Deutsche Telekom Mobilnet GmbH. In February 2000, he was appointed Chairman of the Board of Management of the newly founded
T-Mobile International AG. In May 2001, he was appointed to the Board of Management of Deutsche Telekom. Before taking over as Chairman, he was responsible for Deutsche Telekom’s mobile communications and online business as Chief Operating Officer (CCO).

Dr. Karl-Gerhard Eick. Board member responsible for Finance, Deputy Chairman of the Board of Management. Born in 1954. He studied business administration in Augsburg, where he earned his doctorate in 1982. Until 1988, he worked in various positions at BMW AG in Munich, most recently as head of controlling in the department of the chairman of the board of management. From 1989 to 1991, Dr. Eick was responsible for controlling at WMF AG in Geislingen, and then took over the controlling, planning and IT unit at the Carl Zeiss group in Oberkochen (until 1993). From 1993 to 1998, Dr. Eick was chief financial officer at Gehe AG in Stuttgart, which is part of the Haniel group. In 1999, he moved to the group’s strategic management holding company, Franz Haniel & Cie GmbH in Duisburg, and as member of the managing board assumed responsibility for controlling, business administration and IT. Since January 2000, he has been Member of the Deutsche Telekom Board of Management responsible for Finance.

Dr. Heinz Klinkhammer. Board member responsible for Human Resources. Born in 1946. He studied law and business administration, and received his legal doctorate in 1977 at Freie Universität Berlin. He began his career at the Institute for German and European Labor, Social and Economic Law in Berlin, and then moved on to be a labor court judge in Krefeld and Oberhausen. Between 1979 and 1990, Dr. Klinkhammer worked at the Ministry for Labor, Health and Social Affairs of the regional state of North-Rhine/Westphalia in various management functions, ultimately as the head of Central Matters. In 1991 he was appointed Arbeitsdirektor (Director of Industrial Relations) at the Krupp Mannesmann GmbH Iron and Steel Works. From April 1992, he performed the same function as member of the board of management of Mannesmann Röhrenwerke AG. In February 1996, the Supervisory Board of Deutsche Telekom AG appointed Dr. Klinkhammer as Member of the Board of Management responsible for Human Resources and Arbeitsdirektor (Director of Industrial Relations). He is also in charge of Group Organization.

René Obermann. Board member responsible for T-Mobile. Born in 1963. After training to become an industrial business administrator at BMW AG in Munich, René Obermann established the trading company ABC Telekom based in Münster in 1986. He was managing partner of the successor company Hutchison Mobilfunk GmbH from 1991 and chairman of the managing board from 1994 to 1998. He was also chairman of the former German Association of Mobile Communication Service Providers (VAM) in 1995 and 1996. From April 1998 to March 2000, René Obermann was Managing Director of T-Mobile Deutschland responsible for Sales, and then assumed the position of Chairman of the Managing Board (until March 2002). From June 2001 to December 2002, he was Member of the Board of Management of T-Mobile International AG, responsible for European Operations and Group Synergies. René Obermann has been Member of the Deutsche Telekom Board of Management responsible for T-Mobile since November 2002, and was also appointed Chairman of the Board of Management of T-Mobile International AG in December 2002. He heads the strategic business area for Mobile Communications (T-Mobile).

Walter Raizner. Board member responsible for T-Com. Born in 1954. Following studies in economics and business informatics, Walter Raizner initially worked for Nixdorf before joining IBM Deutschland in 1984. After holding a number of positions in sales, marketing and general management in Germany and the UK, he moved to the company’s Corporate Headquarters in the U.S., where he took over as Vice President, Marketing and Strategy, IBM Technology Group with overall responsibility for the fields of marketing, business line management for OEM sales, business operations and strategy. In December 1999, Walter Raizner joined the Storage Systems Group where he was General Manager of the Storage Products Division in Somers, Connecticut (U.S.), with responsibility for IBM’s worldwide storage business. In January 2003, he took over as chairman of the management of IBM Deutschland. Walter Raizner is responsible for the newly created strategic business area Broadband/ Fixed Network at Deutsche Telekom’s Group Board of Management which also includes responsibility for T-Com and the duties of the Group Board of Management vis-à-vis T-Online International AG. Walter Raizner is also Chairman of the T-Com Board of Management.

Konrad F. Reiss. Board member responsible for T-Systems. Born in 1957. Following studies in business administration in Berlin and Erlangen-Nuremberg and initial career steps, he became founding managing director of two consultancy firms in 1986. After selling these companies to Cap Gemini, Konrad F. Reiss held various management positions within the Cap Gemini group: From 1993 he was global head of LMR Discipline (Leadership, Mobilization & Renewal), from 1994 European head of the DI/DS Market Team (Diversified Industries/Diversified Services), from 1995 head of the Central Region and member of the Global Executive Board of the Gemini Consulting group. He was also Managing Director of Cap Gemini Deutschland from 1998. In 2000 he moved to join the board of management of DaimlerChrysler Services AG where he was responsible for debis IT Services (CEO debis Systemhaus). In 2001 he established BlueChip-Business Laboratories. In January 2003, he was appointed Member of the Board of Management of Deutsche Telekom AG and Chairman of the T-Systems Board of Management. Konrad F. Reiss is responsible for the newly created strategic business area for Business Customers (T-Systems).

Supervisory Board’s report to the 2005 shareholders’ meeting.

The 2004 financial year was a very successful year for Deutsche Telekom AG and was marked as well by preparations for the Group’s strategic realignment. At the same time, it was possible to press ahead with the further reduction of debt. The Supervisory Board intensively pursued its responsibilities of overseeing and advising the Board of Management in the management of business activities in compliance with statutory requirements.

Supervisory Board activities in the 2004 financial year. As a legal requirement, the Board of Management regularly informed the Supervisory Board in written and oral form about management planning, business developments, and individual transactions of major importance to theCompany and its principal subsidiaries and associated companies. Decisions of strategic importance were submitted to the Supervisory Board for approval. In particular, business development was discussed regularly in the Supervisory Board meetings. Furthermore, the Chairman of the Supervisory Board was informed by the Board of Management, and especially its Chairman,about results of business activities and significant events as part of their continuous dialog.

In addition to regular reports, the following issues were discussed in greater detail by the Supervisory Board:

•    The strategic realignment of the Group on the business areas of Broadband/Fixed Network (T-Com), Mobile Communications (T-Mobile), and Business Customers (T-Systems), and the resulting distribution of Board of Management responsibilities;

•    The merger of T-Online International AG into Deutsche Telekom AG;

•    The status of major projects in the Deutsche Telekom Group, particularly developments of the Toll Collect project and the Federal Employment Agency project (where Deutsche Telekom employees help with the introduction of restructured benefits for the long-term unemployed);

•    Development of the regulatory and competitive environment;

•    Corporate governance, particularly with a view to the recommendations and suggestions as outlined in the German Corporate Governance Code and as required by U.S. law (Sarbanes Oxley Act);

•    The launch of UMTS by T-Mobile;

•    Business at T-Mobile USA, including development of the network infrastructure and the competitive environment in the United States;

•    Results of the impairment tests according to FAS 141, 142 that must be carried out in regular intervals under the American accounting standards U.S. GAAP, and review of the accounting method used for intangible assets in accordance with German GAAP;

•    Development of staff requirements and workforce levels in the Deutsche Telekom Group;

•    Changes in the shareholdings portfolio of the Deutsche Telekom Group.

Organization of the Supervisory Board’s activities. To increase the efficiency of its work, and taking into consideration the specific requirements made of the Supervisory Board of Deutsche Telekom AG, the Supervisory Board established the following committees (which all have equal representation of shareholders’ and employees’ interests):

The General Committee is responsible for the preparation of the meetings and major decisions of the Supervisory Board as well as for all matters relating to the individual members of the Board of Management. Its members are Volker Halsch (from October 9, 2004), Dr. Manfred Overhaus (until September 30, 2004), Franz Treml, Wilhelm Wegner, and Dr. Klaus Zumwinkel (committee chairman).

The Finance Committee deals with complex corporate activities in the areas of finance and business management, which are assigned to it by the Chairman of the Supervisory Board or the Supervisory Board as a whole for review and advice. The members of the Finance Committee are Volker Halsch (from October 9, 2004), Dr. Manfred Overhaus (until September 30, 2004), Dr. Klaus G. Schlede (committee chairman), Wolfgang Schmitt, Franz Treml, Bernhard Walter, and Wilhelm Wegner.

The Audit Committee deals with issues relating to accounting and risk management, the requisite independence of auditors, the awarding of the audit contract, the stipulation of the mainfocuses of the audit and the agreement on fees as well as, within the scope of mandatory German law, with all tasks assigned to the Audit Committee under existing U.S. law for listed companies headquartered outside the United States of America. The members of the Audit Committee are Volker Halsch (from October 9, 2004), Dr. Manfred Overhaus (until September 30, 2004), Dr. Klaus G. Schlede (committee chairman) Wolfgang Schmitt, Franz Treml, Bernhard Walter, and Wilhelm Wegner.

The Staff Committee deals with personnel matters of Deutsche Telekom AG, in particular the Company’s staff structure and human resources development and planning. The members ofthe committee are Dr. Dieter Hundt, Franz Treml (committee chairman), Wilhelm Wegner and Dr. Klaus Zumwinkel.

A Joint General and Audit Committee was set up in 2004 to handle the Supervisory Board’s oversight responsibilities in connection with the Toll Collect project and the Federal Employment Agency project. Its members are Dr. Hubertus von Grünberg, Dr. Klaus G. Schlede, WolfgangSchmitt, Franz Treml, Wilhelm Wegner, and Dr. Klaus Zumwinkel (committee chairman).

The Mediation Committee required pursuant to § 27 (3) of the German Codetermination Act performs the duties incumbent on it under the law. Its members are Dr. Dieter Hundt, Franz Treml, Wilhelm Wegner and Dr. Klaus Zumwinkel (committee chairman).

The chairman of each committee regularly informed the Supervisory Board of the content and results of committee meetings.

Meetings of the Supervisory Board. In the 2004 financial year, the Supervisory Board held four regular meetings and one extraordinary meeting. Furthermore, the Supervisory Board met for an in-depth conference with the Board of Management in order to discuss the Group’s strategic realignment. The General Committee of the Supervisory Board met eleven times during the year under review, thus supporting the Supervisory Board’s activities. The Audit Committee held six, and the Finance Committee two meetings in the 2004 financial year. The Supervisory Board’s Staff Committee met twice. The Joint General and Audit Committee held seven meetings. The Mediation Committee did not meet during the 2004 financial year. There are no events subject to reporting with regard to the frequency of the Board members’ participation in Supervisory Board meetings.

Conflicts of interest. In order to avoid a conflict of interests, Dr. Overhaus or Mr. Halsch – state secretaries in the German Ministry of Finance – and Mr. Walter – who at the same time is a member of the Supervisory Board of Daimler Chrysler AG, a consortium partner in the Toll Collect project – are not members of the joint General and Audit Committee responsible for handling the Toll Collect project. In addition, the gentlemen did not participate in Supervisory Board meetings dealing with aspects of Toll Collect that could pose a conflict for them.

Corporate governance. The Supervisory Board and Board of Management are aware that good corporate governance in the interests of the Company’s shareholders and capital markets is an essential precondition for corporate success. The German Corporate Governance Code and a number of relevant provisions under U.S. law have therefore been integrated in the Company’s statutes. In December 2004, the Board of Management and Supervisory Board issued the Declaration of Compliance with the Corporate Governance Code as amended. In addition, the Company’s corporate governance policy is also being presented in a separate chapter of the Annual Report.

Changes in the composition of the Board of Management. Josef Brauner, responsible for T-Com on the Board of Management, retired from office on April 30, 2004. On September 3,2004, Thomas Holtrop resigned as member of the Group Board of Management and as Chairman of T-Online International AG’s Board of Management with effect from September 30, 2004. On September 3, 2004, the Supervisory Board appointed Walter Raizner as a member of the Company’s Board of Management with effect from November 1, 2004. Mr. Raizner is in charge of the business area for Broadband/Fixed Network (T-Com). At the same time, the strategic realignment of the Deutsche Telekom Group was manifested in a redistribution of the responsibilities on the Board of Management. In addition to Mr. Raizner (Broadband/Fixed Network), responsibility for the other strategic business areas was given to Mr. Obermann (Mobile Communications (T-Mobile)) and Mr. Reiss (Business Customers (T-Systems)).

Changes in the composition of the Supervisory Board. Shareholders’ representatives: Dr. Manfred Overhaus resigned from the Supervisory Board with effect from September 30, 2004. He was replaced by Volker Halsch who was appointed to the Supervisory Board by order of court in accordance with § 104 (1) of the German Stock Corporation Act (AktG) on October 1, 2004.

Dr. Wendelin Wiedeking resigned from the Supervisory Board with effect from February 9, 2004. He was replaced by Dr. Wolfgang Reitzle who was appointed to the Supervisory Board by order of court in accordance with § 104 (1) of the German Stock Corporation Act (AktG) on February 10, 2005.

Employees’ representatives: There were no changes amongst the members of the Supervisory Board representing employees during the 2004 financial year.

The Supervisory Board would like to thank the former members of the board for the effort they committed to the good of the Company over many years.

Review of annual financial statements of the parent company and consolidated financial statements for the 2004 financial year. The annual financial statements, the consolidated financial statements, the management report of Deutsche Telekom AG and the Deutsche Telekom Group, and the Board of Management’s proposal for appropriation of net income, which were all prepared and duly submitted by the Board of Management, together with the appropriateauditors’ reports were presented to all members of the Supervisory Board. The Supervisory Board reviewed the documents submitted to it.

The audit firms, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (Frankfurt/Main) and Ernst & Young Deutsche Wirtschaftsprüfungsgesellschaft (Stuttgart), audited the annual financial statements of Deutsche Telekom AG, the consolidated financial statements and the combined management report of the parent company and the Group as of December 31, 2004, together with the bookkeeping system, in accordance with statutory provisions, and issued unrestricted audit certificates. In addition, the auditors reported personally on the above issues, as well as the U.S. financial statements prepared in accordance with 20-F, during the Supervisory Board meeting held on March 8, 2005 and the preparatory meeting of the Audit Committee on March 2, 2005.

During its March meeting the Supervisory Board was also informed about the results of the audit and raised no objections. In compliance with § 171 of the German Stock Corporation Act, the Supervisory Board examined the annual financial statements of the parent company and the consolidated financial statements of the Deutsche Telekom Group, the management report of Deutsche Telekom AG and the Deutsche Telekom Group, the proposal on appropriation of net income, and the risk report, and approved the annual financial statements of the parent company and the consolidated financial statements. The annual financial statements are thereby approved. The Supervisory Board agrees to the Board of Management’s proposalon the appropriation of net income.

PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and Ernst & Young Wirtschaftsprüfungsgesellschaft also audited the report disclosing relations with affiliated companies (“Dependent Company Report”) that was prepared by the Board of Management in compliance with § 312 of the German Stock Corporation Act. The auditors reported on the results of their audit and issued the following audit certificate:

“Based on the results of our statutory audit and our judgment we confirm that:

1  the actual information included in the report is correct;

2. the Company’s compensation with respect to the transactions listed in the report was not inappropriately high based on the circumstances known at the time the transactions were entered into.”

The Supervisory Board examined the Board of Management’s report disclosing relations with affiliated companies. It did not raise any objections to the Board of Management’s final statement contained in the report or to the results of the audits conducted by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and Ernst & Young Wirtschaftsprüfungsgesellschaft.

The Supervisory Board would like to thank the members of the Board of Management and all the men and women who work for Deutsche Telekom for their dedicated commitment in the 2004 financial year.

Bonn, March 8, 2005
The Supervisory Board

/s/ Dr. Klaus Zumwinkel
Dr. Klaus Zumwinkel
Chairman

Members of the Supervisory Board of Deutsche Telekom AG in 2004.

Dr. Klaus Zumwinkel. Member of the Supervisory Board since March 7, 2003. Chairman of the Supervisory Board since March 14, 2003. Chairman of the Board of Management of Deutsche Post AG, Bonn.

Franz Treml. Member of the Supervisory Board since July 8, 2003. Deputy Chairman of the Supervisory Board since August 21, 2003. Deputy Chairman of ver.di trade union, Berlin.

Monika Brandl. Member of the Supervisory Board since November 6, 2002. Member of the Central Works Council at Deutsche Telekom AG, Bonn.

Josef Falbisoner. Member of the Supervisory Board since October 2, 1997. Head of ver.di District of Bavaria.

Dr. Hubertus von Grünberg. Member of the Supervisory Board since May 25, 2000. Member of the Supervisory Board at Continental Aktiengesellschaft, Hanover, et al.

Volker Halsch. Member of the Supervisory Board sinceOctober 1, 2004. State Secretary, Federal Ministry of Finance, Berlin.

Lothar Holzwarth. Member of the Supervisory Board since November 6, 2002. Chairman of the Works Council at Deutsche Telekom AG, Business Customer Branch Office, Southwestern District, Stuttgart.

Dr. sc. techn. Dieter Hundt. Member of the Supervisory Board since January 1, 1995. Managing Shareholder of Allgaier Werke GmbH, Uhingen, and President of the Confederation of German Employers’ Associations (BDA), Berlin.

Waltraud Litzenberger. Member of the Supervisory Board since June 1, 1999. Member of the Works Council at Deutsche Telekom AG, Technical Customer Service Branch Office, Central District, Mainz.

Michael Löffler. Member of the Supervisory Board since January 1, 1995. Member of the Works Council at Deutsche Telekom AG, Networks Branch Office, Dresden.

Dr. Manfred Overhaus. Member of the Supervisory Board from November 28, 2002 to September 30, 2004. Former State Secretary, Federal Ministry of Finance, Berlin.

Hans W. Reich. Member of the Supervisory Board since May 27, 1999. Chairman of the Board of Managing Directors, KfW Bankengruppe, Frankfurt/Main.

Dr.-Ing. Wolfgang Reitzle. Member of the Supervisory Board since February 10, 2005. Chairman of the Executive Board of Linde AG, Wiesbaden.

Dr. jur. Hans-Jürgen Schinzler. Member of the Supervisory Board since May 20, 2003. Chairman of the Supervisory Board of Münchener Rückversicherungs-Gesellschaft AG, Munich.

Dr. Klaus G. Schlede. Member of the Supervisory Board since May 20, 2003. Member of the Supervisory Board of Deutsche Lufthansa AG, Cologne.

Wolfgang Schmitt. Member of the Supervisory Board since October 2, 1997. Head of Liaison Office, T-Com Headquarters, Bonn.

Michael Sommer. Member of the Supervisory Board since April 15, 2000. Chairman of the German Trade Union Federation (DGB), Berlin.

Ursula Steinke. Member of the Supervisory Board since January 1, 1995. Chairwoman of the Works Council at T-Systems CDS GmbH, Northern District Branch Office, Kiel.

Prof. Dr. h.c. Dieter Stolte. Member of the Supervisory Board since January 1, 1995. Publisher of the “Welt” and “Berliner Morgenpost” newspapers, Berlin.

Bernhard Walter. Member of the Supervisory Board since May 27, 1999. Former Chairman of the Board of Managing Directors at Dresdner Bank AG, Frankfurt/Main.

Wilhelm Wegner. Member of the Supervisory Board since July 1, 1996. Chairman of the Central Works Council at Deutsche Telekom AG, Bonn.

Dr. Wendelin Wiedeking. Member of the Supervisory Board from May 20, 2003 to February 9, 2005. Chairman of the Board of Management of Dr.-Ing. h.c. F. Porsche AG, Stuttgart.

Corporate governance.

Sound, systematic corporate governance is particularly important for an international group such as Deutsche Telekom with its numerous subsidiaries and associated companies. Therefore, the Company complies not only with German national regulations (such as the Corporate Governance Code), but also with international standards as applicable to companies listed on international stock exchanges such as the New York Stock Exchange. The regulations of theUnited States, including the Sarbanes Oxley Act which also applies to Deutsche Telekom, are of particular relevance in this context. The Supervisory Board and the Board of Management are convinced that sound corporate governance, taking company and industry-specific issues into account, is an important building block for the future success of Deutsche Telekom. Accordingly, responsibility for compliance with the principles of sound corporate governance is vested in senior management.

In accordance with item 3.10 of the German Corporate Governance Code, Deutsche Telekom reports on its corporate governance activities as follows:

In the 2004 financial year, the Board of Management and Supervisory Board once again carefully examined the corporate governance of Deutsche Telekom AG and the Deutsche Telekom Group as well as the content of the Corporate Governance Code. On May 18, 2004, the shareholders’ meeting adopted a resolution, effective January 1, 2004, amending the Supervisory Board compensation provided for in § 13 of the Articles of Incorporation to comply with the Code, so that as of January 1, 2004 Deutsche Telekom AG has been fulfilling all of the Code’s recommendations.

The Supervisory Board and Board of Management of Deutsche Telekom AG therefore released the following Declaration of Conformity with the German Corporate Governance Code on December 16, 2004:

Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act

I.   “The Supervisory Board and Board of Management hereby declare that, in the period since submission of last year’s declaration of conformity pursuant to § 161 of the German Stock Corporation Act on December 16, 2003, Deutsche Telekom AG has complied with the recommendations of the ‘Government Commission for a German Corporate Governance Code,’ published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 4, 2003, with the following exceptions:

Up to December 31, 2003, members of the Supervisory Board did not receive any performance-related compensation. Membership in committees was acknowledged by granting an attendance fee; up to December 31, 2003, committee chairpersons did not receive separate compensation (item 5.4.5 of the Code).

On May 18, 2004, the shareholders’ meeting adopted a resolution, effective from January 1, 2004, to amend the compensation of the Supervisory Board as prescribed in § 13 of the Articles of Incorporation to comply with the Code.

II.  The Supervisory Board and Board of Management of Deutsche Telekom AG hereby declarefurther that Deutsche Telekom AG has complied with the recommendations of the ‘Government Commission for a German Corporate Governance Code,’ published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 4, 2003, without exception.”

This Declaration of Conformity can be found on the Deutsche Telekom website (www.telekom.de) via the following path: English/Investor Relations/Corporate Governance/Declaration of Conformity.

Deutsche Telekom AG and its shareholders. Deutsche Telekom AG has over three million shareholders worldwide. Due to the wide distribution of shares, the Company makes every effort to keep its shareholders up to date on company developments. To enable a continuous flow of information, the Company created the T-Share forum (Forum T-Aktie) which gives shareholdersnews on current developments and events on a regular basis. Furthermore, the Deutsche Telekom AG website www.telekom.de contains extensive information for retail and institutional investors. The company newsletter, which appears at regular intervals, is another source of useful information for shareholders. This newsletter can be ordered online at the site indicatedabove. Non-classified company information is published on the Deutsche Telekom website in German and English.

Deutsche Telekom AG shareholders exercise their voting rights at the shareholders’ meeting either by casting votes themselves or by having their votes cast by a proxy of their choice or by an official proxy voter from the Company. Deutsche Telekom AG was one of the first German companies to offer its shareholders the option of participating in the shareholders’ meeting and casting votes over the Internet. The Company provides proxy voters who are empowered to receive changes to the shareholder’s vote via e-mail even during the shareholders’ meeting.

Cooperation between the Supervisory Board and the Board of Management. The Board of Management and the Supervisory Board are in regular contact. The Supervisory Board of Deutsche Telekom AG holds four regular meetings a year. There was also one extraordinary meeting, which is detailed in the Supervisory Board’s report to the 2004 shareholders’ meeting on pages 13–16. The Board of Management keeps the Supervisory Board fully informed of all relevant business developments, plans, and potential risk as well as of any deviations from original business plans. The Board of Management regularly submits written reports. The reporting obligations of the Board of Management have been specified by the SupervisoryBoard beyond statutory requirements. The work of the Board of Management and the Supervisory Board is specified in Rules of Procedure. The Chairman of the Board of Management regularly exchanges information with the Chairman of the Supervisory Board.

The areas of responsibility assigned to individual Board of Management members have been redefined as part of the Company’s new strategic focus. There are now six Board departments. In addition to the departments with centralized management responsibilities that are concentrated in the Board departments of the Chairman of the Board, the Board member responsible for Finance and Controlling, and the Board member responsible for Human Resources, there are three departments for the new strategic business areas of Broadband/Fixed Network, Mobile Communications, and Business Customers. As a rule, members of the Board of Management should not be older than 62 years of age.

Avoiding conflicts of interest. Board of Management members and Supervisory Board members are obliged to immediately disclose any conflicts of interest to the Supervisory Board. Anyfunctions assumed by members of the Board of Management that are not covered by the Board of Management mandate are subject to approval by the General Committee of the Supervisory Board.

Instances in which actual conflicts of interest involving Supervisory Board members have occurred are dealt with in the Supervisory Board’s report to the shareholders’ meeting (pp. 13–16).  In addition to the regulation laid out in § 15a of the German Securities Trading Act, the Company has issued Guidelines on Insider Trading which regulate trading of Deutsche Telekom Group securities by Board members, executive officers and employees, and ensure the necessary degree of transparency. Deutsche Telekom AG publishes details of any transactions subject to reporting obligations on the Internet at www.telekom.de under: English/Investor Relations/Corporate Governance/Directors’ dealings.

Compensation of the Board of Management and the Supervisory Board. Under the terms of their service contracts, the members of the Group Board of Management are entitled to fixed and variable, performance-related compensation components. The compensation of the members of the Board of Management is in line with market levels.

Performance-related compensation is determined on the basis of the targets agreed between the Supervisory Board General Committee and the members of the Board of Management, and the level of target achievement as determined by the General Committee at the end of the financial year.

In addition, the General Committee of the Supervisory Board may decide that the Board of Management should be granted variable compensation components linked to the long-term performance of the Company. These long-term incentives depend on the achievement of defined performance targets.

The basic principles of the compensation system and details of the long term incentive components containing risk elements can be found on the Deutsche Telekom website www.telekom.de via the following path: English/Investor Relations/Corporate Governance/Incentive plans, and in this Annual Report starting on page 198. The compensation of the members of the Board of Management for the 2004 financial year is reported individually in the notes to the financial statements in the Annual Report, in accordance with the recommendations of the German Corporate Governance Code.

Remuneration accruing to Supervisory Board members was last determined by virtue of a resolution passed at the shareholders’ meeting on May 18, 2004 and is described in § 13 of the Articles of Incorporation. This means that with effect from the 2004 financial year, the compensation of the members of the Supervisory Board is in line with the recommendations of the German Corporate Governance Code.

In addition to fixed compensation, the members of the Supervisory Board receive performance-related compensation based on the development of net income per share. Performance-related compensation also includes variable components linked to the long-term performance of the Company. Special functions such as that of chairperson or deputy chairperson of the Supervisory Board and chairperson or member of its committees are taken into account in the remuneration system.

The compensation of the members of the Supervisory Board is reported individually in the notes to the financial statements in the Annual Report, broken down according to the various components.

Composition of the Supervisory Board. The Supervisory Board of Deutsche Telekom AG consists of twenty members, specifically ten representatives of the shareholders and ten of the employees. The Supervisory Board members representing the shareholders are elected bysimple majority at the shareholders’ meeting. The Board members representing employees are elected by the employees according to the provisions of the German Codetermination Act. The terms of office of the individual members of the Supervisory Board end on different dates. This makes it possible to adjust the composition of the Supervisory Board of Deutsche Telekom AG to respond rapidly to changes in requirements. For details about replacements of Supervisory Board members during the 2004 financial year please refer to the Supervisory Board’s report to the 2004 shareholders’ meeting on pages 13–16 of this Annual Report.

Tasks assigned to the Supervisory Board. The Supervisory Board advises the Board of Management in issues concerning the governing of the Company and supervises its activities. The Supervisory Board is directly involved in all decisions of strategic importance to the Company.

The work of the Supervisory Board is specified in Rules of Procedure. To clarify the submission requirements on the part of the Board of Management, the Supervisory Board has defined a catalogue of transactions subject to approval. This catalogue forms an integral part of the Rules of Procedure for the Supervisory Board and the Board of Management, respectively.

In order to perform its tasks more effectively, the Supervisory Board has formed various committees: the Mediation Committee as required under § 27 (3) of the German Codetermination Act, the General Committee to prepare Supervisory Board meetings and deal with personnel matters at Board of Management level for final decision by the general assembly of the Supervisory Board, the Staff Committee to advise the Board of Management on personnel questions not connected with the Board of Management, the Finance Committee to deal with complex financial issues and with budgets, and an Audit Committee that performs the tasks of an audit committee in accordance with the German Corporate Governance Code as well as, within the scope of mandatory German law, the tasks of an audit committee under U.S. law, and deals with annual financial statements before they are discussed by the full Supervisory Board. Furthermore, a Joint General and Audit Committee was set up in May 2004 to handle the Supervisory Board’s oversight responsibilities in connection with the Toll Collect project. Details can be found in the Supervisory Board’s report to the 2004 shareholders’ meeting on pages 13–16of this Annual Report.

The Supervisory Board has set an age limit. In future, no person shall be proposed at the shareholders’ meeting for election to the Supervisory Board if, during the term of office for which he or she would have been elected, that person would have reached his/her 72nd birthday. To the extent permitted by law, the Supervisory Board makes use of modern communication media to expedite its work and accelerate the decision-making process in the interests of the Company.

The chairperson of the Supervisory Board coordinates the work of the Supervisory Board and presides over its meetings. Over and above his/her organizational duties in the Supervisory Board, the chairperson of the Supervisory Board maintains regular contact with the chairperson of the Board of Management and with the Board of Management as a whole, in order to stay informed about the Company’s strategy, business developments, and risk management policy,and to discuss these with the Board of Management. In this context, the chairperson of the Board of Management advises the chairperson of the Supervisory Board of all events that are significant to the situation, development, and governance of the Company.

Risk management. Appropriate management of risks arising in connection with the Company’s business activities is of vital importance to the Board of Management and the Supervisory Board. Both the Board of Management and the Supervisory Board receive regular reports from the Risk Management department of the Company concerning current risks and their development.The risk management system in place at Deutsche Telekom AG is evaluated by the external auditors and is constantly being expanded and improved. Details on the topic of risk management can be found in the appropriate chapter of this Annual Report.

Accounting and audit of financial statements. An agreement has been reached with the company auditors that the chairperson of the Supervisory Board/Audit Committee shall be advised immediately of any issues uncovered during the audit that might give rise to statements ofexclusion or reservation in the auditors’ report, unless these issues can be resolved forthwith. Moreover it has been agreed that the auditors shall immediately report any findings and issues which emerge during the audit and which have a direct bearing upon the tasks of the Supervisory Board. In addition, the auditing firms undertake to inform the Supervisory Board or make a note in their report of any facts discovered during the audit which might indicate a discrepancyin the Declaration of Conformity with the German Corporate Governance Code submitted by the Board of Management and Supervisory Board.

The T-Share. Above-average increase in share price.

• Share price rises by 14.8 percent year-on-year, DAX by 7.8 percent

• Forthcoming dividends and economic development received positively by the market

• Percentage of free float increased from 57 percent to around 62 percent

T-Share information

	2004	2003

Xetra closing prices (€)
Share price at Dec. 31	16.65	14.51
Year high	16.78	14.51
Year low	13.14	9.13

Trading volume (number of shares)
German exchanges	5.3 billion	5.9 billion
New York Stock Exchange (ADRs)	149 million	169 million
Tokyo Stock Exchange	1.1 million	1.2 million

Market capitalization at Dec. 31 (€)	69.9 billion	60.9 billion

Weighting of the T-Share in major stock indices
DAX 30	9.2%	8.8%
Dow Jones Euro STOXX 50©	2.7%	2.7%

T-Share – key figures
Net cash provided by operating activities per share	€3.89	€3.41
Earnings per share (German GAAP)	€1.10	€0.30
Earnings per share (U.S. GAAP – basic)	€0.56	€0.70
Earnings per share (U.S. GAAP – diluted)	€0.55	€0.70
Dividend proposal	€0.62	—
Shares issued (millions)	4,197.85	4,197.75

Capital markets. International stock markets continued the positive trend of the previous year in 2004, albeit sluggishly. After the German and international stock markets recorded positive annual results for the first time in three years in 2003, the DAX increased by around 7.3 percent in 2004 and closed trading at 4,256 points. Although the trading environment was impacted by a series of negative economic factors, such as the price of raw materials, and was also influenced by developments on the foreign exchange markets, at the beginning of 2004, the DAX rose above the 4,000-point mark for the first time since mid-2002. This overall positive trend on the international markets experienced a setback following the terror attack in Madrid on March 11. During the rest of the year, economic factors such as the rising price of oil and weakness of the dollar repeatedly slowed down any economic upswing.

Development of international indices. Like the DAX, the Euro STOXX 50© also recorded growth in the year under review. At year-end, the index was 6.9 percent up on the rate at the beginning of 2004. In the U.S., the gains on blue-chip stock were down considerably: the Dow Jones Industrial improved by 3.2 percent. In Japan, the Nikkei 225 was up 7.6 percent.

Development of the T-Share. The T-Share ended the year at EUR 16.65, up 14.8 percent, thus significantly outperforming the DAX, which recorded a year-on-year increase of 7.3 percent. The market responded positively to the subscriber figures announced at the end of January, and the T-Share consequently closed trading at a high for the year of EUR 16.78 on February 19, 2004. A shadow was however cast over the upbeat atmosphere on international markets as a result of uncertainly following the attacks in Madrid. Fear of terror attacks and the ever-increasing oil price put a dampener on stock markets. Against this backdrop, the DAX fell below the 4,000 mark and on May 17, the T-Share recorded its low of the year at EUR 13.14. The DAX closed at its lowest value for the year (3,646 points) in August.

Although the market remained predominantly sluggish, the T-Share developed better than the DAX during the rest of the year. The announcement of the Group’s realignment to the three growth areas of Mobile Communications, Broadband/Fixed Network, and Business Customers was welcomed unanimously by market observers. At the same time, some market players were irritated by speculation surrounding the sale of shares owned by the Federal Republic in the second half of the year and feared losses as a result of major block sales. This led to short-term share price reductions. As of October 2004, the T-Share benefited from rumors regarding the forthcoming dividend payment and from the markets’ reaction to the quarterly figures announced on November 11. The T-Share subsequently recorded a marked upswing of 11.5 percent in the fourth quarter.

Dividend. After two years of no dividend, the Board ofManagement and Supervisory Board of Deutsche Telekom resolved, against the backdrop of positive net income, to propose a dividend payment of EUR 0.62 for the 2004 financial year to the shareholders’ meeting.

T-Share as compared to DAX and Euro STOXX 50© (January 1 through December 31, 2004)

T-Share as compared to other telecommunications companies

(January 1 through December 31, 2004)

Shareholder structure

Geographical distribution of free float

Shareholder structure. Transactions by the Federal Republic and KfW banking group (formerly: Kreditanstalt für Wiederaufbau) in 2004 resulted in changes to the shareholder structure. In October 2004, KfW sold shares in Deutsche Telekom AG as part of a combined transaction involving the direct placement of around EUR 3 billion and the issuance of warrants with a share value of approximately EUR 1 billion. The warrants certify the purchaser the right to acquire around 63 million T–Shares from KfW. KfW’s interest in Deutsche Telekom’s capital stock initially decreased from 16.7 percent to 12 percent as a result of the direct placement of shares on the market. This caused the percentage of free float to increase from 57 percent to roughly 62 percent. In December 2004, KfW acquired shares of Deutsche Telekom AG held by the Federal Republic under an additional holding agreement. Around138.3 million shares were acquired – 3.3 percent of Deutsche Telekom’s share capital, thus increasing the stake held by KfW from 12 percent to approximately 15.3 percent (around 641.7 million shares.) The stake held by the Federal Republic decreased correspondingly to 22.7 percent.

Investor relations. In the 2004 financial year, Deutsche Telekom continued dialog with institutional investors, retail investors and financial analysts on an ongoing basis in order to achieve a fair valuation of the T-Share. During eight roadshows in Europe, Asia and the U.S., the Deutsche Telekom management personally presented the quarterly and annual results, as well as information on the Group’s strategic realignment, at some 250 individual and group sessions in 2004. Furthermore, management took part in twelve major international investment conferences. The “Investors’ Day” at CeBIT in Hanover and analysts’ conferences held at company headquarters, which everyone can follow on the Internet, are a permanent integral part of communication with the capital market.

Service has been further improved on the Investor Relations website. Starting this financial year, user-friendly online versions of the annual and quarterly reports have been available on the Internet. The German-language IR newsletter, “direct,” provides regular information on the quarterly figures and annual financial statements of the Deutsche Telekom Group; it also deals with topics such as Group strategy and the development of the Company’s shareholdings. The newsletter can be downloaded from the IR website under the menu item “Service Privatanleger” (in German only) and can also be sent out in printed form subject to free subscription.

Many retail investors also took advantage of the opportunity to enter into dialog with company representatives via the T-Share Forum (Forum T-Aktie – FTA) call center in the year under review. The FTA call center team, which handled around 90,000 requests in 2004, is available weekdays from 8 a.m. through 6 p.m. at the toll-free number 0800 330 2100 (fax 0800 330 1100) to answer any questions from retail investors relating to Deutsche Telekom.

Making tomorrow happen.

In a wide-ranging study entitled “Living tomorrow,” the highly reputed market research company RAND examined the impact IT and telecommunications will have on our lives in the future. The RAND scientists focused on the year 2015, or more precisely, the most significant social trends they expect to emerge in the next ten years, and the changes IT and telecommunications will bring about in important areas of our lives. The study included interviews with more than 50 global experts and leading figures, as well as many citizens from various age groups. They were asked what they believe the future holds.

Living tomorrow.

Germany and Information and Communication Technology in 2015. Deutsche Telekom AG has asked RAND to provide an independent view of how information and communication technology (ICT) developments will affect Germany over the next decade. The study starts by highlighting three key social trends that are to emerge by 2015 due to the pervasive nature of ICT. It goes on to describe how ICT will affect family and social life in Germany, as well as education, health, work, government and political life at all levels. It concludes by examining the main social challenges that Germany is likely to face if it is to reap the benefits that ICT developments will offer by 2015. (1)

(1) The text on the following pages is an excerpt from the short version of a comprehensive, independent study prepared by RAND Corporation. The report provides a possible picture of how information and communication technology developments may affect Germany in the next ten years, highlighting the topics of family and private life, health and the health sector, education, work, and government and public life.

The full study can be downloaded from Deutsche Telekom’s website.

In capturing the complex issues presented in this report, RAND has applied the analytical and research experiences developed over its long history of thinking about the future. Following a detailed literature review, RAND interviewed over 50 global thinkers and leaders in the field of ICT. It has also sounded out how the public feels about a more ICT-enabled Germany, inviting citizens of different ages, educational backgrounds and professions to twelve workshops across the country to discuss one of two scenarios (“Life in a glass world” and “Life behind digital fences”) for an ICT-enabled Germany in 2015. This report brings together the ideas, expectations, hopes and fears of global experts and German citizens to present a comprehensive vision of the way Germany will live, study and work in 2015. It provides a vision of how ICT will affect family and social life, health, education, work and interaction with government. It concludes by examining the major challenges posed by the options and choices that the ICT world of 2015 offers. There are no prescriptions for the future – the goal of the report is to paint a picture of what life in the Germany of 2015 might be like, and foster an informed debate about the future of the country and its society.

New way to look at life. In 2005, daily life was becoming unthinkable without mobile telephones and the Internet, technologies which ten years before were still strange and new to many. Today in 2015, new technologies have entered mainstream use with similarly dramatic effect.

Fixed line broadband is ubiquitous, while high speed wireless communications enable ever more intelligent mobile personal digital assistants (PDAs)(2) to help us manage our lives on the move. Equally widespread is low-cost high-capacity storage, of which 2005’s MP3 players, digital cameras and television recording technologies (e.g. TiVo)(3) were the precursor. Meanwhile, at home or in the office, new large digital screens, data storage and data management are changing the way people work and interact. New life- styles, that make use of all the features and functions that the technologies of 2015 deliver, can be summarized in the following three major social trends:

• Always Together

• A Beautiful View

• Always Informed

Always Together. In 2015 information and communication technology (ICT) is bringing family and friends closer together again, reversing trends which in 2005 were having profound effects on traditional family models and care structures. Then people were living and working further apart, and family relationships and duties were becoming more individualized and less implicit. With both parents often working to support not only their children but also their own parents, they had less time to take personal care of them, leading to more homes for the elderly and childcare centers. At the same, work mobility and family commitments left little or no time to keep up with friends.

In 2015, the situation has started to change. At home, family and friends far away appear on a very large screen and 3d hologram picture(4) in the living room, as if they were only in the next room on the other side of a glass wall. On the move, people are continuously in touch with their partners, family or friends through instant video connects on portable devices. Location based services(5), by showing where various family members are, make it easier to physically meet up.

A Beautiful View. In 2015, Germans have enhanced their view of the world with windows into other locations and times by integrating them with advanced display screens. The more technologically-minded are even trying out the advanced functionalities of the first major commercial 3D and virtual reality applications.

The onboard navigation computer that put a simple map of the neighbourhood onto a little screen on the dashboard of a vehicle was a reality in 2005. The next step was to show the surrounding environment in 3D: a driver approaching an intersection saw a picture, not a map. With the next technological step forward, this picture was projected through a holographic image onto the windshield of the car so it blended with reality. Without distracting the driver, these images emphasize points of interest like the restaurant she is trying to find, hidden down a side street.

In 2015, Germans are interacting differently with their surrounding environment with the arrival of the first fully commercial virtual reality and 3D technologies (beyond online gaming). In 2005, advertising billboards at sports events were already showing different messages to different audiences watching the match. In 2015 this capability has expanded and made it possible to adjust pictures of the world surrounding the individual through virtual overlays and video glasses. The real world is more transparent today as objects of all kinds are tagged with tiny radio frequency identification (RFID) tags(6). Goods tell shoppers where they can be found. Buildings describe their role, history, opening hours and contact details to tourists as they pass by.

Always Informed. In 2015 individuals communicate constantly and through different means. Some examples were already evident in 2005 by just taking a look at children in Silicon Valley, London, Seoul, Berlin and Hamburg. After school, they routinely switched on their screens and logged onto half a dozen different online chat rooms, while also exchanging text and picture messages with their friends or even playing online games.

In 2015, these youngsters have become adults with an effortless ability to multitask, picking and choosing the information that they can use. They participate when interested, drop out when bored, like inhabitants of an electronic village strolling down the main street, going into shops they need or just popping into a friendly cafe for a chat.

In 2015, individuals do not only converse more, they talk with better information. Thanks to inexpensive, high capacity memory and communications, Germans have access to a vast and ever expanding common good of information, using innovative search engines and smart agents that, like well-trained librarians, know exactly what the user’s preferences and needs are. In fact, access is so easy that it is common to pause in a conversation to check some detail over their PDAs. Communication, therefore, can be more relaxed. In 2015, the ability to remember is less important than the ability to select, validate and prioritize, translating data and information into knowledge and action.

In 2015 these information and communication solutions are above all providing Germans with choices: new ways of living, new ways of managing their lives, and new ways to hold on to core traditional values.

(2) Digital assistants

Handheld computers with multiple functions such as diary, task manager, address box, calendars, notebook, telephony and Internet connections.

(3) TiVo

A “set top box” that allows digital storage of TV programs so that users can fast-forward through advertising breaks or unwanted material.

(4) Hologram

An advanced form of photography that allows an image to be recorded in 3 dimensions.

(5) Location based services

Services that allow users to access through their mobile phone information based on their geographical location.

(6) RFID

(Radio Frequency Identification) tags: small radio transmitters, which often appear as labels with a barcode, that transmit information relating to the device they are attached to.

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Work and business.

By 2015 Germany has once again established itself as a leading knowledge-based country, building on its strong academic, creative and entrepreneurial traditions.

The concept of work is different and the role of the worker has evolved and for more reasons than just ICT. The aging of the German workforce, the rise in immigration and competition from Eastern Europe and the Far East have each had their impact. In 2015 employees expect to express their individuality; they join professional environments that suit their objectives and move on when their objectives change and the organization no longer meets them.

Inside organizations, employees communicate from wherever they are with colleagues and clients intensively and continuously using multiple channels and instruments: instant messaging, wireless and video-enhanced PDAs, traditional email. Yet although these technologies allow workers to be productive while constantly on the move around the world, working from home is also normal. They have access (secured by digital identity systems with combined biometric and voice recognition) to the same advanced configurations as at work: large digital flat screens and fast connection to IT infrastructures. This helps balance family, friends and work commitments. It also provides them with more time to get additional advanced training through online classes and meetings in locations nearby. Courses are based on strict international criteria backed by large consortia of like-minded academic training organizations and industry associations.

Working from home has also made it easier to engage older employees. They are able to work better or get retrained more easily. They can be productive with less physical effort. In 2015, as Germany is increasingly becoming a nation of old people, the contribution of elderly employees is fundamental to the preservation of social systems and the growth of the economy. Companies and institutions also want to retain the experience of these employees and pass it to the younger and often more restless knowledge worker of 2015.

Similar to the university, the office continues to be the place where colleagues can meet, help each other, share experiences and understanding about what is going on around them. Teamwork is the primary work method inside many service-based organizations. People, however, are not permanent members of teams but constantly change according to expertise and domain knowledge. Teams also increasingly incorporate members in different locations and often seamlessly include external experts. At the core of this team approach to work are advanced knowledge management solutions. Sharing documents electronically is the standard way to exchange comments and ideas – exchanges enhanced by IT platforms allowing the visualization of how individual workers share documents by representing them as figures standing on a document or a project block. At the same time, electronic documents and electronic messages are automatically organized and stored based on their content or regulatory and legal rules. With every document assigned a digital object identifier(1), it is easy to retrieve it and associate, if required, with similar and relevant data and information. The paperless office is however still a distant prospect.

(1) Digital identifier

A common framework for assigning names to content collected and distributed online.

Teamwork is also supported by the fact that people are increasingly working on projects, which allow them to face constant new professional challenges through more flexible employment contracts. Companies benefit from the trend towards work based on team and projects. This increases their organizational flexibility and different forms of professional networking.

Together with all these benefits, ICT-empowered workers also pose new challenges to the German company of 2015. Assessing their performance is a challenge. As teams work together, often from distant locations, it is increasingly difficult to monitor and assign merit for a successful project or initiative to a specific individual. New ICT solutions help monitor the effort put in and the value added by workers, in particular external members of the team.

Companies are working very hard on ways to keep their workers constantly trained in the latest technologies and to stop them from being poached by competitors. Training activities increasingly involve elderly employees whose professional and human experience is seen as extremely beneficial for the continuous success of an organization.

Importance of eBusiness

Age structure of labor population

Garrick

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Education and knowledge.

In 2015 Germany has regained its role as a leading player in the global knowledge society. At the heart of this transformation is the fact that Germans see school and university as just two milestones along the road of life-long learning.

It is generally accepted that individuals need to continuously devote their own time, effort and money to keep pace with the economic and commercial world surrounding them. Information and communication technology play a pivotal role in how people think about education.

Learning is more fun. Children use smart interactive systems, which put information and data literally at their fingertips. They work together electronically to solve problems or explore new areas of knowledge. Older students are invited to develop research projects with pupils from similar schools in other countries. Communication is not a problem since they started learning foreign languages at an early age.

The contribution of well-trained teachers is of course still vital, but in 2015, teachers are coaches more than instructors. They assist students in developing more comprehensive intellectual tools for critical thinking, including search technologies and information management. Teachers are also more like coaches because school is where the children of busy professionals spend an even larger part of their weekdays. Parents, aware of the pivotal role of teachers, use their PDAs to keep in close touch with how their children are doing; teachers send parents weekly or even daily reports about their children’s academic performance and discuss these and broader educational issues with them electronically. Parents who find themselves distracted by their professional lives are regularly prodded electronically by teachers to be more active in the academic progress of their children and new learning tools and methodologies

In 2015 the role of teachers receives greater financial recognition and schools get larger infrastructure investments. Better pay is needed to attract teachers in technical subjects; many of them are not sourced from traditional teaching training colleges but come on secondment from companies. The best teachers are invited to provide live lectures online to students from other schools. In 2015, in fact, companies are keen to forge direct links with schools to give themselves an edge in recruiting the best technically trained school leavers.

The university world has also changed. Elite universities are an established reality. They are able to compete with the top institutions in the world, thanks to the increasing financial support of industry. Elite universities, therefore, have the best facilities and top academic staff. They use advanced information and communication solutions to allow students to put together highly individualized study programs that provide them with the best skills and tools to compete internationally. They apply strict international standards to the quality of their facilities and coursework and constantly benchmark themselves against their domestic and international competitors. In 2015, these elite universities are constantly striving to preserve their brand – the key to attracting more and better students, faculty and financial supporters. In parallel other academic institutions focus on the needs of individuals with low professional skills, including immigrants; in 2015 it is too expensive for Germany not to address the needs of those without the necessary professional and technical skills to contribute to the knowledge-based society.

Despite these changes, the university as a physical place where students meet and develop life-long friendships and professional networks still exists, but IT plays an important role here too. Students use multimedia interactive groupware solutions to complete projects. They have constant access (via a range of electronic channels and devices) to large, free, digital libraries, catalogued according to internationally recognized digital object identifiers that automatically index any form of content: newspaper articles, official reports, photographs and illustrations, statistics, videos and sounds. Traditional teaching still takes place, but is more interactive. Students take online courses provided by other leading academic institutions with which their home university has established strategic alliances – in Poland, Hungary, China and India as well as North America and Western Europe. With access to the best specialist training and academic thinking available anywhere in the world, these courses equip German university students to compete in the international knowledge economy.

As with teachers, the role of the university professor has evolved. In addition to providing specialized knowledge, the professor is also a mentor and main point of contact with the private sector. In 2015, industry is involved in the daily life of all universities by providing essential financial support, guidance and training places as an integral part of the curriculum. They have access (under strict privacy and security controls) to the academic results of the best students, among whom they will compete to attract new recruits. This does not mean however that universities have dropped subjects with limited industry interest. University is still where students can go to explore traditional knowledge. However, they can also acquire skills that provide them with a larger set of options when deciding their future professional life.

As the world gets steadily more complex, industry increasingly values subjects like humanities and social sciences as the basis for critical thinking. Science students, therefore, are encouraged to take courses in these areas so that they have the tools to think out of the box, outside their own specific subjects.

In 2015 research groups tend to be more dispersed, and more eclectic: they work together on projects from remote locations using continuous video, voice and datalinks; and they have become increasingly multi-disciplinary and tend to include members from international think-tanks, publicly-funded research centers, government institutions and industry. Binding these disparate groups together into productive working teams requires levels of trust and respect that can only be built up face to face, and therefore even in a more globalised and IT-enabled R&D context, the university more than ever plays its traditional role as the geographic focus for physical experiments and the hub for regular meetings where teams stay updated about their research projects.

Changes in professional qualifications

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Health and wellbeing.

In 2015 Germans have more control of their own health. They can access more and better information and discover more about how their body is working and the associated risks. There is more transparency in the medical sector allowing comparison of clinics and doctors based on patient reviews and rankings, though this did not come about automatically.

e-Health activity by Internet usage

Thanks to a concerted effort by doctors and other healthcare practitioners, as well as insurance firms, IT providers and government agencies, today people are living healthier, more active lives, while receiving improved and individualized healthcare at declining costs.

Access to information, nevertheless, is just one side of the coin. Diseases have not disappeared and information alone is not enough to cure them. Still, patients are given regular updates about their conditions via text messages (which today have more pictures than text) to their mobile devices or their home computers. They also regularly access online healthcare sites where they interact with a doctor via a digital camera attached to their computer. Especially with chronic or geriatric diseases, information and communication technologies (ICT) let patients live better lives as only the most serious cases are confined to care centers. Patients do much of the healthmonitoring and diagnostics themselves with the help of sophisticated ICT tools. Sensors embedded in clothes or implanted inside the body collect data that patients themselves download regularly into healthcare IT appliances for immediate automatic diagnosis. If the patient or the machine recognizes an anomaly, they are patched through immediately to a doctor for a second opinion. Although this process may seem time-consuming, doctors are able to react to smaller risks and problems by providing immediate information. Surgery visits have become less relevant. In the rapidly aging German society of 2015, remote healthcare monitoring is considered extremely beneficial.

In 2015, it is normal to collect and exchange large amounts of patients’ health data between specialists from different countries. This process is significantly assisted by the fact that every European patient has a comprehensive electronic health record of their entire medical history, protected by access controls that guarantee their privacy.

When surgical operations are required, new technology tools and instruments make the entire process less intrusive and, hopefully, less painful. In the case of orthopaedic and reconstructive surgery, the intensive use of GRID technology (1) model the outcome and long-term results of the operation and engage the patient in the overall decision-making process. In case of complex health cases, teams of specialists from around the world come together and undertake remote surgical procedures. X-ray and other diagnostic techniques, finally, have become more precise and effective thanks to improvements in data management and data extraction.

Groundbreaking solutions are bringing significant benefits to individuals who are physically or mentally impaired. Significant improvements in voice- and gaze-recognition technologies allow patients with severe speech disorders to communicate better. Similarly, patients with severe sight and hearing limitations use special implants to improve their faculties. New information and communication solutions improve the sense of independence and social involvement of people with genetic diseases like Down’s Syndrome (2) by providing them with easy-to-use IT appliances through which they can better interact and operate in different social environments such an office.

The overall healthcare sector is deeply affected by ICT. Remote monitoring relieves doctors of routine tasks and bureaucratic duties, so they can specialize even more and, at the same time, focus on assisting patients. Moreover, more detailed and comprehensive data about patient illnesses (once the necessary security and privacy controls were implemented) saw a dramatic speeding up of the development of better and more specialized drugs.

Drugs companies, therefore, have increasingly moved away from blockbuster drugs to focus more on individualized and targeted medicine. Makers of healthcare equipment have developed better instruments – less intrusive and more effective. Similarly, prosthetics has significantly improved in quality and precision as virtual reality and 3D technologies start to get the computing power they need for full maturity. Healthcare institutions are better able to exploit the new functionalities provided by the ICT world of 2015 to provide a better and more cost-effective service to their patients. As patients are admitted for emergency treatment, they are issued with RFID sensors and an intelligent electronic record with their basic health data. This record is accessed by doctors using their PDAs and links automatically to other databases or hospital services such as in-house pharmacies or laboratory testing centers.

Demographic pyramid in Germany, 1950–2015

(1) GRID Computing

The use of large computers arranged as clusters and connected through distributed telecommunication infrastructures.

(2) Down’s Syndrome

A congenital abnormality caused by a mutation of the DNA, commonly resulting in 47, not 46 chromosomes in each cell; people affected by Down’s Syndrome suffer from mental retardation, learning difficulties, loss of hearing and speech impediment.

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Family and social life.

In 2015, life has become easier with new information and communication technology (ICT) solutions and services, and people have more time for their education, work, hobbies and fun. The traditional German family is still the dominant social unit, but other models have become increasingly common.

Internet subscribers per 100 inhabitants

Couples have fewer children, as more women postpone motherhood to achieve professional and personal objectives. More people live alone or with partners outside marriage, and there are more single parent families.

Family life is also different in 2015.  The professional pressures resulting from a more service-based German economy mean more couples living separately much of the time. On the other hand many people are also working from home and are much closer to their families. But sheer physical proximity need not be an absolute prerequisite for family cohesion. Parents can interact with their children and provide help and support, for example with their school homework, by linking up electronically to the screen at home or through mobile PDAs.

In 2015 elderly people continue to live at a distance from their children. They are able, nevertheless, to talk constantly to their children and grandchildren while taking care of themselves with a set of new privately funded support networks and services. Similarly, information and communication technologies are giving Germans lots of new ways to strengthen and preserve their circles of friends, as well as making new ones online, where it is increasingly normal for individuals with similar interests to meet and share experiences.

Interaction among family members and friends is not the only thing to change. Home life is different in 2015, as some of 2005’s innovative ideas have become standard issue. Home entertainment has shifted away from the passive, such as watching films on television, listening to music or playing with games, towards the interactive. Each household member personalizes the way they entertain themselves by choosing content according to their own needs, tastes and schedules from the large amount available. The early signs were already there in 2005 with the rapid penetration of digital TV by hard disk recorders such as TiVo, but by 2015 this has become commonplace. Now family members express their creativity by making their own electronic music, plays and movies using gaming software. Homes are also more secure through new sensor systems and remote monitoring services that offer protection from both physical and electronic intrusions.

Traditional forms of entertainment, like going to the movies or the theatre, have not disappeared in 2015. Instead, people today have more choices.  A group of sports fans in 2005 might have decided to go to the local stadium to feel the excitement of seeing the match live, or they might have decided to watch the game at home and get the commentary and match statistics on television.

Evolution of mobile communications

Today in 2015 they can opt for the best of both worlds and rent goggles at the stadium that zoom in on the live action, toggle through overlays of match statistics, or replay any moment of the game from any point of view in the stadium. They can also immediately send pictures of the game to friends and family.

At home, family and friends can play an increased set of online games together, based on almost-human animation figures. Parents restrict their children’s access to undesirable games by choosing sophisticated options (e.g. automated age-checking). Dynamic multimedia electronic albums have replaced holiday photo albums. Meanwhile, children organize the music for their parties by mixing music tracks or video stories using videogame technologies. They also organize online parties with friends from other towns by streaming live videos and music to each other’s venues. Finally, reading a newspaper is a not the way it used to be; Germans publish their own personal newspapers by automatically downloading news articles into an electronic page.

In 2015 information and communication technologies are making domestic life easier. Networked kitchens and the diffusion of RFIDs take care of many of the simpler domestic chores. Refrigerators scan the RFIDs on groceries as they arrive, keep a list of what is running out, and either print a shopping list on demand or place an order with the local supermarket online. In 2015, food shopping is a more efficient and enjoyable experience. Meanwhile, washing machines read RFIDs embedded in clothes and automatically adjust their programs. Automated vacuum cleaners crawl across the floor before returning to their docking stations to recharge their batteries.

Imprint

Copyright

2005, RAND

Authors

Lorenzo Valeri, Martin van der Mandele, Constantijn van Oranje

The study shows the prospective development of information and communications technology for the year 2015 and, as is natural for a future-oriented statement, involves uncertainties. It does not contain any statements whatsoever about the future business development of Deutsche Telekom AG or any other company.

Making tomorrow happen . . .

Setting the course.

The results of the RAND study clearly show that information technology and telecommunications will play a major role in our lives – both private and professional – in the future:

•    Broadband communication, via both the fixed network and mobile communications, will be the norm for most people in Germany. Furthermore, IT and telecommunications applications will, to a large extent, be tailored to the personal requirements of each user.

•    People will make greater use of our services in order to stay in contact with each other. Families, partners and friends living far apart will be able to see each other anytime via video calls.

•    The availability of crucial information whenever and wherever needed will be a matter of course. High-performance search engines and highly intelligent digital agents will ensure direct access to the required information.

•    Information technology and telecommunications will enable us to improve the balance between our working and private lives –technology will be an important element of personal decision-making.

•    IT and telecommunications will lead to process optimization in many areas of life, for example healthcare, with further improvements in preventative care and treatment while, at the same time, enhancing efficiency in terms of cost management.

•    In the education and training sector, IT and telecommunications will open up new horizons for schools, universities, on-the-job training, and life-long learning. Networked working in the scientific field will reach a new level of quality and will enrich both scientific teaching and research.

•    The working environment will be more flexible overall – information and communication will have an even more decisive competitive impact as factors of production.

Deutsche Telekom initiates a paradigm shift.  We believe that one of the most significant trends in the IT and telecommunications market will be the fact that the various forms of technology will become implicit integral parts of our lives. In terms of customer perception, the technology itself is fading further and further into the background. Customers are above all interested in the benefits of an application. The telecommunications industry is therefore evolving from a technological to a service industry.

We have laid the foundations for this change: in our company structure, our corporate culture, and in our day-to-day business activities.

Our starting point: the strategic realignment.  The market of the future will be driven by customer requirements. They are the yardstick by which our actions and structures must be evaluated. This is why the work of Deutsche Telekom has been reorganized since the start of the year to concentrate on three strategic business areas and two customer segments:

•    Broadband/Fixed Network covered by the T-Com and T-Online business units for the consumer segment;

•    Mobile Communications by T-Mobile, also for the consumer segment;

•    Business Customers by T-Systems Business Services for medium-sized and large businesses and T-Systems Enterprise Services for multinational corporations.

Our new Group structure allows us to focus clearly on the major growth areas in our industry, and thus to lay the foundations for profitable growth. At the same time, we are increasingly gearing our individual strategic business areas to our defined customer segments. This is the course we have set to achieve comprehensive customer centricity, which we have made our yardstick throughout the Group. It is neither the product nor the technology, but the added value for our customers and their various needs that determines our thoughts and actions in the development of products and services, in sales, public relations and all market communications.

Our strategy: to develop the markets of the future with an eye on the customer.  We have already derived important measures on the basis of our strategic realignment. Our goal: to create added value for our customers and to cultivate profitable growth for our company.

Broadband.  In the past four years, Deutsche Telekom has developed broadband communication into a mass market in Germany. In the future, we will be able to offer our customers an even broader portfolio of information, communication and entertainment services for the home. The selection ranges from personalized Internet services to movies and TV programs via broadband access. In this area too, the focus is no longer on the technology.

Mobile communications.  We have set a similar trend in mobile communications. In this market, there is often too much talk about different networks – about GSM, UMTS, WLAN and the like. For the customer, this debate is essentially meaningless. What customers want is high-quality, value-for-money mobile communications services. T-Mobile will therefore focus its activities to an even greater extent on providing excellent services that are straightforward and easy to use, but nonetheless create considerable added value for the customer.

IP-based services.  The development of telecommunications from a technology-based to a service industry will be given a decisive boost as IP technology, the transmission technology of the Internet, continues to evolve. In the future, broadband access at home will serve as a gateway to a personalized multimedia service portfolio for information and communication. We consider an integrated broadband strategy with combined voice, Internet and TV services an essential prerequisite for future growth and are working towards bringing so-called triple-play offerings to the market this year.

Business customers. Our new structure enables T-Systems, the Group unit responsible for business customers, to take a coordinated approach to marketing, and thus refine customer support. In the extremely complex business customer segment, we ensure customer proximity with the principle of one-stop shopping: one contact person, regardless of whether the customer requires information technology or telecommunications services. With its service portfolio, T-Systems can provide the full spectrum of ICT products and services on an integrated basis under the “business flexibility” performance promise. Our business customers are therefore able to tap added value as a result of being able to shape their business activities more flexibly and efficiently.

Research and development.  We entered into an extensive cooperation project with the Technische Universität Berlin and established Deutsche Telekom Laboratories, which is now part of our central Innovation department and an integral part of our innovation management activities. Deutsche Telekom Laboratories are an associated scientific institute of the TU Berlin, organized according to private law. The strength of this approach lies in the close interlinking of science and industry, and thus in the target-oriented combination of knowledge and application. We want to make Deutsche Telekom Laboratories one of the leading research institutes in the world. As a first step towards this goal, 25 Deutsche Telekom researchers and 50 scientists from around the world will officially start work in April 2005 with the aim of developing innovations that will lead to simpler, faster and better telecommunication in the future.

Our driving force:  a strong corporate culture. We have one clear goal: “As the leading services company in our industry, we network society for a better future. With top quality, efficiency and innovation, to the benefit of our customers. In every respect.”

Our customers should be able to expect – and receive – top quality from all Deutsche Telekom employees at all times. We want our customers to be satisfied and able to rely on excellent services. To guarantee this, we will consistently further develop processes and cooperation in the Group.

Our goal is to be an excellent service provider, and this is our commitment to our customers: For the first time, we are formulating customer promises that our customers can hold us to. We are thereby giving our customers a quality yardstick by which they – and we – can measure the quality of our services.

Making tomorrow happen.  Our customer promises, our development work, and our uncompromising focus on the customer needs of today and tomorrow all reflect the fundamental change in our corporate culture as a central element of our strategic realignment. For us, innovation means more than just technological improvements – it also includes innovative organizational structures, processes and workflows in our company. Making tomorrow happen. As a company of the future, we think and act with our customers in mind. And we are applying this mindset today – at all levels.

2004 management report

Combined management report of the Deutsche Telekom Group and Deutsche Telekom AG for the 2004 financial year The economic environment

Development of business in 2004

Purchasing; Research and development

Employees; Sustainability and environmental protection

Risk management

Key events after December 31, 2004; Outlook

At home anywhere.
Home is on the other side of the world. What we're developing today will bring you even closer together tomorrow.

Deutsche Telekom.  Combined management report of the Deutsche Telekom Group and Deutsche Telekom AG for the 2004 financial year.

•                  Net revenue increased by 3.7 percent to EUR 57.9 billion; adjusted to exclude exchange rate effects and changes in the composition of the Group, the increase was 5.8 percent

•                  Operating results increased by over 80 percent to EUR 9.9 billion

•                  Net income increased to EUR 4.6 billion

•                  Further sharp rise in net cash provided by operating activities to EUR 16.3 billion, free cash flow increased to EUR 10.2 billion

•                  Net debt reduced by EUR 11.4 billion to EUR 35.2 billion

•                  Broadband initiative leading to strong new customer growth at T-Com and T-Online

•                  Number of mobile communications customers served by the Group increased to 77.4 million

•                  T-Systems increased order book by 6.3 percent to EUR 13.4 billion

•                  Strategic realignment of the Group on three key growth sectors as of 2005

•                  Dividend of EUR 0.62 proposed for 2004

Growth path continues in 2004; profitability up significantly.  The 2004 financial year was extremely successful for Deutsche Telekom. The Group achieved its goal of continuing profitable growth. In addition to the divisions’ positive development, the successful implementation of the centrally managed, cross-divisional “Agenda 2004” program played a key role in this. The focus was on intensified cooperation between the T-Com and T-Online divisions on the Group’s broadband initiative, and between T-Systems and T-Com on the business customer initiative. The divisions and the Group’s headquarters also cooperated closely to implement the goals of Deutsche Telekom’s efficiency, innovation, human resources, and quality initiatives.

The Group’s continued growth path is reflected in the 3.7 percent increase in net revenue to EUR 57.9 billion. Revenue was negatively impacted in the year under review by exchange rate effects amounting to EUR 0.8 billion, in particular relating to the translation of U.S. dollars, and by changes in the composition of the Group amounting to EUR 0.3 billion. Adjusted for these effects, revenue growth amounted to 5.8 percent. The main contribution to this increase was made by its mobile communications and broadband business.

Operating results rose by more than 80 percent year-on year to EUR 9.9 billion. This was mainly due to revenue growth and efficiency improvements as well as a write-up of U.S. mobile communications licenses.

The Group clearly achieved its goal of increasing net income in 2004, generating EUR 4.6 billion compared with EUR 1.3 billion in 2003. Besides the particularly positive development of the operating results, this was also driven by a EUR 0.7 billion improvement in net financial expense, mainly as a result of the continued debt reduction and the corresponding improvement in net interest expense. This was offset by an increase of EUR 1.8 billion in income taxes, particularly as a result of the high level of income before taxes and the restriction on the use of loss carry forwards introduced in 2004.

As a result of this encouraging performance in the 2004 financial year, the Board of Management and the Supervisory Board of Deutsche Telekom will propose to the shareholders’ meeting to pay a dividend of EUR 0.62 per share carrying dividend rights, which brings the dividend back to the level of 1997 to 2000.

Net cash provided by operating activities increased by EUR 2.0 billion year-on-year to EUR 16.3 billion. This sharp rise relates mainly to the substantial improvement in operational business and working capital. After deduction of cash outflows for investments in intangible assets (excluding goodwill), and property, plant, and equipment, free cash flow amounted to EUR 10.2 billion.

Net debt was again reduced significantly by EUR 11.4 billion year-on-year to EUR 35.2 billion, primarily using free cash flow.

T-Com develops key growth potential with T-DSL.  In 2004, the T-Com division provided major impetus for increased use of high-speed Internet communication via T-DSL by continuing to differentiate its range of mass market broadband services and through concerted market development, in particular with T-Online as part of its broadband initiative. In Germany alone, the number of DSL lines used by T-Com customers for high-speed Internet communication rose from around 4 million to 5.8 million during the 2004 financial year. This also includes 246,000 DSL lines that T-Com sold to competitors under resale agreements. Deutsche Telekom’s subsidiaries in Hungary, Croatia, and Slovakia that are managed by T-Com also increased their number of DSL lines by 140 percent year-on-year to 265,000. In total, T-Com increased the number of DSL subscribers it serves with broadband lines in Germany and abroad by 2.0 million to 6.1 million. Another key element of T-Com’s broadband strategy is Wireless Local Area Network (WLAN) – the most important wireless technology for broadband Internet access via T-DSL. This provides customers with wireless online access using WLANs both from home and via public WLANs (HotSpots). T-Com sold 658,000 WLAN terminal devices in 2004 and concluded over 4,000 agreements to establish its own HotSpots in Germany.

The number of narrowband lines (including ISDN channels and lines for internal use) in Germany and abroad fell by 1.4 percent to 54.7 million channels. The number of ISDN channels increased by 0.8 percent over the course of the year to 21.7 million. In Germany, substitution effects by mobile communications and customer churn led to a drop in the number of narrowband lines by 1.6 percent compared with the prior year.

Key financial figures for the Deutsche Telekom Group

(billions of €)	2004	2003	2002	2001	2000

Net revenue	57.9	55.8	53.7	48.3	40.9
of which: international revenue	22.7	21.1	18.4	13.2	7.8
Operating results	9.9	5.4	(21.1)	2.8	7.6
Net income (loss)	4.6	1.3	(24.6)	(3.5)	5.9

Net cash provided by operating activities	16.3	14.3	12.5	11.9	10.0
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant, and equipment	(6.1)	(6.0)	(7.6)	(10.9)	(23.5)

Free cash flow (before dividend payments)	10.2	8.3	4.8	1.1	(13.5)

Number of employees at year-end	244,645	248,519	255,969	257,058	227,015

Continued high growth in mobile communications.  T-Mobile substantially increased revenue and its subscriber base. T-Mobile USA was again the most successful T-Mobile company with almost 4.2 million new customers, 3.6 million of whom are fixed-term contract subscribers. The U.S. subsidiary had a total of 17.3 million customers at the end of 2004. T-Mobile Deutschland acquired 1.1 million new customers in the 2004 financial year, bringing the total number of customers to 27.5 million. The main growth here was in terms of quality, with over 80 percent of new customers being fixed-term contract subscribers. The company’s focused subscriber acquisition strategy – for example the marketing of calling plans with packages of inclusive minutes and no monthly charge (Relax rates) – played a key role in this success. In Great Britain, T-Mobile UK (including Virgin Mobile) recorded around 2.1 million new customers, up 75 percent year-on-year. Subscriber numbers at T-Mobile Czech Republic and T-Mobile Netherlands developed particularly encouragingly in 2004, while in Austria they remained stable despite intense competition. Together with the Eastern European mobile communications companies that were still assigned to T-Com in 2004, the total number of mobile communications customers served by the Group amounted to 77.4 million.

An important milestone in 2004 was the conclusion of the agreement for T-Mobile USA to acquire the GSM mobile communications network from Cingular Wireless in California/ Nevada. Previously, this network had been managed together with Cingular as a joint venture. Another significant event in 2004 was the launch of the UMTS mobile communications networks in Germany and the United Kingdom.

Industry-specific marketing helps T-Systems make its mark in competition.  The systematic implementation of the Focus & Execution strategy helped T-Systems to increase new orders in 2004 by a total of 6.7 percent year-on-year. At the end of 2004, order levels, having increased by 6.3 percent, amounted to EUR 13.4 billion. T-Systems improved its performance once again despite the continued pressure on margins and the dynamic structural changes in its market environment. It achieved this primarily through continued improvements in efficiency and active cost management. The division increased its revenue from external customers as a result of industry-specific marketing. Overall, the positive development of T-Systems’ revenue was driven by significant growth in revenue from the Information Technology unit. Business from telecommunications services continued to fall due to the strong price and competitive pressure in many areas of the market – especially in international carrier services.

T-Online again increases subscriber numbers.  T-Online successfully maintained its healthy market position primarily thanks to the broadband initiative implemented together with T-Com. Subscriber growth was also driven by a new, attractive rate system and the expansion of the division’s range of online content. T-Online recorded around 1.2 million new DSL subscribers in 2004, i.e., around

0.6 million more new additions than in the previous year.

The strategic realignment allows us to continue tackling the challenges of a new era in 2005.  In 2005, we want to continue to build on the Group’s successes in the 2004 financial year with a clear focus on sustained profitable growth. For this reason, the Group will concentrate on its three key growth markets: broadband/fixed network, mobile communications, and business customers, and will focus squarely on customer needs. The Group is therefore replacing its existing four-pillar structure with three strategic business areas: Broadband/Fixed Network covered by the T-Com and T-Online business units; Mobile Communications by T-Mobile; and Business Customers by T-Systems Enterprise Services for multinational business customers and T-Systems Business Services for medium-sized and large business customers. Walter Raizner, who was appointed to the Group Board of Management as of November 1, 2004, is responsible for the newly created board of management department Broadband/Fixed Network. A core element of our strategic realignment is the process launched in 2004 of merging T-Online International AG (“T-Online”) into Deutsche Telekom AG (“Deutsche Telekom”). When the merger takes effect, the (outstanding) shareholders of T-Online will become Deutsche Telekom shareholders. In view of the fact that some T-Online shareholders may prefer to sell their shares for a known cash purchase price well before the merger becomes effective, Deutsche Telekom announced on October 9, 2004 its decision to make a voluntary tender offer to purchase all shares in T-Online. The purchase price offered corresponded to the closing price of the T-Online share in Xetra trading on October 8, 2004 (EUR 8.99), the last day before publication of the decision to make the offer. T-Online shareholders had the opportunity to accept this offer from publication of the offer documentation on November 26, 2004 until midnight on February 4, 2005. As a result of this offer, Deutsche Telekom acquired a further 172,440,023 shares in T-Online, thus increasing its total shareholding to 88.02 percent of the capital stock and voting rights.

To successfully transform the Group’s structures so that they are integrated in the eyes of our customers, and to secure sustained profitable growth, we have launched a so-called Excellence Program that will run for three years. This program covers three business area-specific growth programs actively supported by centrally managed, Group-wide projects.

The economic environment.

•                  Global economy grows dynamically

•                  Sluggish economic recovery in Germany

•                  Mobile communications once again the growth driver

•                  Broadband market drives forward the Internet as a mass medium

•                  Amendment to the German Telecommunications Act

Global economy grows dynamically in 2004.  The upturn in the global economy continued in the course of 2004, with all the world’s regions contributing to economic growth. However, the expansion was depressed by the tailing off of economic policy initiatives and rocketing oil prices. Given this environment, economic growth in the United States continued to be driven by high consumer and investment demand. The emerging economies in Asia also developed positively, as did Japan and the United Kingdom. The economic development in these regions was driven by strong export and domestic demand. The euro zone also profited from the global economic upturn and continued to recover.

According to estimates by the Institut für Weltwirtschaft (Institute for World Economics), the United States and the United Kingdom increased their real gross domestic product (GDP; the value of all products and services generated within a country) by 4.4 percent and 3.2 percent respectively. By contrast, development in the euro zone economies was weaker, with growth of 1.8 percent. The new member states of the European Union continued to show high economic growth, recording real GDP growth of 4.9 percent.

The exchange rates of major currencies were again subject to strong fluctuations in 2004. The U.S. dollar lost ground against the euro and the Japanese yen, particularly in the second half of the year. If this exchange rate trend continues to intensify, it could impede an upturn in the economies whose currencies are appreciating.

Gross domestic product

Modest economic recovery in Germany.  The economic recovery also gained ground in Germany in the course of the year, but remained modest, with real GDP up by 1.6 percent in 2004. This increase is primarily due to the substantial rise in exports. By contrast, growth in Germany’s domestic demand was muted. Although the German economy is no longer stagnating, there are still no signs of improvement on the labor market.

Telecommunications market continues to grow.  According to the European Information Technology Observatory, “EITO 2004”, the German telecommunications market grew by 3.4 percent in 2004 to around EUR 64.7 billion. The size of the market in the prior year was adjusted to EUR 62.6 billion. Deutsche Telekom’s domestic revenue increased by 1.3 percent year-on-year to EUR 35.1 billion at the end of 2004. With an imputed market share of 54.3 percent in 2004, Deutsche Telekom’s share of the German market was thus down slightly from the level of 55.4 percent recorded in the previous year. This decline is due to continuing strong competitive pressure, as the German telecommunications market continues to be characterized by a large number of providers. The licensing requirement for telecommunications companies was lifted in mid-2003. At the time, the number of licensees was 875 (2002: 850). The number of telecommunications companies that had reported their activities to the German Regulatory Authority for Telecommunications and Posts (Regulierungsbehörde für Telekommunikation und Post – RegTP) in mid-2004 was around 2,200 (2003: 2,069). Deutsche Telekom is not only subject to regulation in Germany; some of its subsidiaries abroad are also subject to local regulation. In the fixed-network area, this applies to subsidiaries in Hungary, Slovakia, Croatia, and Macedonia in particular. In mobile communications, Deutsche Telekom subsidiaries are also subject to country-specific regulation in the United States, the UK, the Netherlands, the Czech Republic, Croatia, and Austria.

The mobile communications market remains the growth driver.  T-Mobile is one of the world’s leading providers of mobile communications services, with activities in Europe’s most important and dynamic markets as well as in the United States. Although some markets have already achieved a high degree of saturation, all mobile communications subsidiaries again increased customer numbers in 2004. T-Mobile USA acquired over 4 million new customers over the course of the year and had over 17 million customers in total at the end of 2004. With around 28 million customers, T-Mobile Deutschland is the leading provider on the German market. In the United Kingdom, more than 15 million customers have now chosen T-Mobile UK (including Virgin Mobile), making it the company with the most mobile communications customers on this market. T-Mobile is the largest mobile communications company on the Central and Eastern European markets, where it has just under 20 million customers.

Restrained positive development on the business customer market.  After its weak performance in recent years, the business customer market for information technology and telecommunications (ICT) services showed signs of a slight recovery in Western Europe and Germany from mid-2004. The key drivers were the upturn in corporate domestic investment and the clear trend among business customers to focus on their core business and outsource their IT services. Nevertheless, development in the individual ICT market segments was extremely varied: In the IT sector, the Outsourcing and Systems Integration units again showed stable growth, while Desktop Services continued to be subject to substantial price pressure. In the telecommunications sector, Internet Protocol (IP) Solutions and Hosted Services recorded strong positive growth. By contrast, the clearly declining fixed-network market suffered from ongoing price pressure and substitution by IP-based technologies. T-Systems maintained its leading position on the German market in all sub-segments and even expanded it in the area of IT Services. T-Systems retained its good position in international competition.

Broadband lines drive forward growth in the online market.  The Internet has firmly established itself in Germany and in Europe as a comprehensive medium for information, communication, transactions, and entertainment. According to Jupiter Research, the number of users in Western Europe who access the Internet from home, work, or elsewhere increased from 163 million in the previous year to over 177 million in 2004. This represents an increase of around 9 percent. Overall, around 45 percent of people in Western Europe have their own Internet access. The proportion of Internet users in Germany has increased by around 5 percent to around 52 percent of the population. Competition on the provider side further intensified in 2004, with broadband Internet being the clear growth driver. In Western Europe, the proportion of households with broadband Internet access out of the total number overall increased from approximately 13 percent in the previous year to about 19 percent in 2004. This means that around 38 percent of online households now have a broadband Internet connection. Broadband technology further increases the intensity and quality of Internet usage; it enables and promotes usage scenarios for on-demand entertainment services such as films, music, and online games. At the same time, it increases time spent online.

New Telecommunications Act comes into force.  Deutsche Telekom’s business activities are strongly affected by the regulation of the telecommunications market. The revised German Telecommunications Act (Telekommunikationsgesetz – TKG) came into force on June 26, 2004. The amendment was required as new European telecommunications directives had to be translated into German law. The amended TKG continues to require the regulation of many areas of telecommunications services and will also form the basis for additional new regulations in 2005, for example in the area of customer protection.

In future, the new TKG requires the Regulatory Authority to comprehensively analyze the market at the beginning of the regulatory process. The Act no longer specifies the markets that are subject to regulation. Instead, the market analysis process will be used to determine which telecommunications markets require sector-specific regulation as a matter of principle and to what extent a company has significant market power. This suggests potential for a reduction in the scope of regulation. Every two years, the European Union publishes a recommendation on the markets to be analyzed; this recommendation currently focuses primarily on the markets for fixed-network telephone lines and relevant outgoing national and international calls, including the associated upstream markets. These relate to line sharing and interconnection services as well as the upstream market for broadband Internet access in fixed networks and transmission paths. Other upstream markets relate to mobile communications and broadcasting.

Under the new TKG, the Regulatory Authority can continue to impose certain obligations on companies that have significant power on individual markets regarding the services they offer on the market in question. For example, a company with significant market power may be obliged to offer certain upstream products, the prices of which are subject to the prior approval of the Regulatory Authority. Regulation therefore continues to substantially encroach on the entrepreneurial freedom of the company concerned.

The new TKG provides for the relaxation of the fiercely competitive end-user markets. In future, for example, fees for end-user services will only be subject to ex post regulation. However, the Act redefined upstream services regulation and the control of anti-competitive practises, and tightened them overall. The specific effects of the amendment on Deutsche Telekom’s business activities will depend on the interpretation and application of the Act by the Regulatory Authority.

In 2004, the Regulatory Authority took various key decisions on the basis of the old and new Acts. In chronological order, these include in particular:

•    the launch of a consultation process involving both the German regulator and the European Commission on Voice over Internet Protocol (VoIP), to examine the future regulatory treatment of VoIP;

•    the establishment of the obligation to obtain approval for packages in which T-Com sells its lines and rate options in combination with various features;

•    the establishment of revised one-time activation and cancellation charges for subscriber lines for competitors;

•    the extension of rate approvals for leased lines (analog leased lines as well as digital leased lines and carrier leased lines);

•    the establishment of revised monthly rates and revised one-time activation and cancellation charges for line sharing;

•    the approval of the “country select” option;

•    the establishment of revised charges for the origination of T-DSL users’ online data traffic to Internet service providers;

•    the decision that around 30 city carriers may receive higher fees for routing calls through their networks than T-Com is permitted to charge for the same type of services. This decision will result in higher costs, which is why T-Com will levy a surcharge for calls into the networks of the respective city carriers from May 2005;

•    the launch of the new “032” number range for providers of VoIP services;

•    the establishment of revised charges for co-location and ventilation technology relating to interconnection and the subscriber line.

Development of business in 2004.

•                  Net revenue increased by 3.7 percent to EUR 57.9 billion; adjusted to exclude exchange rate effects and changes in the composition of the Group, the increase was 5.8 percent

•                  Operating results increased by over 80 percent to EUR 9.9 billion

•                  Net income increased to EUR 4.6 billion

•                  Further sharp rise in net cash provided by operating activities to EUR 16.3 billion, free cash flow increased to EUR 10.2 billion

•                  Net debt reduced by EUR 11.4 billion to EUR 35.2 billion

•                  Deutsche Telekom’s rating upgraded

•                  Continuous expansion of position in Central and Eastern Europe

•                  Conversion to IFRS will be completed in 2005

Net revenue increased continuously

Net revenue continues to grow.  Deutsche Telekom’s revenue continued to develop positively in the 2004 financial year with growth of 3.7 percent year-on-year to EUR 57.9 billion. Revenue was reduced in the period under review by exchange rate effects amounting to EUR 0.8 billion, in particular relating to the translation of U.S. dollars. This was accompanied by consolidation effects totaling EUR 0.3 billion that relate, for example, to the deconsolidation of T-Com’s remaining cable companies and T-Systems’ companies. Adjusted for these effects, the Deutsche Telekom Group generated revenue growth of 5.8 percent.

As in the prior year, the increase is again due to growth in the T-Mobile, T-Systems, and T-Online divisions. The Group’s main growth and revenue driver was again the T-Mobile division, which increased revenue by around 12 percent despite unfavorable exchange rate trends. The key factor in this growth was the further increase in customer numbers, particularly at T-Mobile USA. The division also achieved its goal of qualitative growth by increasing its proportion of fixed-term contract subscribers from around 49 percent of its customer base in the previous year to around 51 percent. In a market that is slowly recovering, T-Systems increased its revenue slightly compared with the previous year despite negative deconsolidation effects. The growth was mainly driven by information technology, which offset the decline in business from telecommunications services. T-Online’s ongoing strong growth in customer numbers and revenue was mainly due to its continuing active development of the DSL broadband market together with T-Com, combined with stronger demand for content and services and the resulting increase in time spent online, as well as the first-time consolidation of the Scout24 group.

T-Com’s business was once again affected by regulatory and competitive factors. In particular, the lower number of call minutes as a result of the introduction of call-by-call and carrier preselection offers by competitors and the resulting loss of market share, combined with negative deconsolidation effects, led to a decrease in revenue in Germany that was not offset by T-Com’s fast-growing broadband business. The drop in revenue was compounded in particular by the continued trend of direct interconnection between other carriers and the reduction in interconnection charges at the end of 2003.

Substantial increase in profitability thanks to strict cost management. Deutsche Telekom generated net income amounting to EUR 4.6 billion in the 2004 financial year compared with EUR 1.3 billion in the prior year.

This marked increase is primarily attributable to the particularly positive development of operating results, which increased from EUR 5.4 billion in the prior year to EUR 9.9 billion. Besides the continued growth in revenue, consistent and comprehensive cost management also contributed to this development. Despite the increase in revenue, the cost of sales (EUR 31.4 billion) was kept on a par with the previous year, particularly as a result of the successful implementation of measures to improve efficiency. In addition, selling and administrative costs decreased by a total of EUR 0.5 billion year-on-year, in particular due to the improvement in cost structures and, in the case of selling costs, more consistent receivables management in sales. The increase in other operating income by EUR 2.4 billion to EUR 6.9 billion also boosted net income in the 2004 financial year. This relates mainly to the write up of U.S. mobile communications licenses by EUR 2.4 billion due to changes in fair value measurements. The development of other operating expenses had an offsetting effect with a year-on-year increase of EUR 0.5 billion. This relates in particular to the recognition of an accrual of EUR 0.5 billion for the winding up of the U.S. mobile communications joint venture.

Net revenue by division

(1)          Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the separate reports of T-Online International AG, which have been calculated in accordance with International Financial Reporting Standards (IFRS) since the beginning of 2003.

(2)          GHS: Group Headquarters & Shared Services.

Net financial expense improved by EUR 0.7 billion year-on-year. This was primarily due to the continued reduction of debt and the resulting improvement in net interest expense. In addition, increased income from companies accounted for under the equity method and lower expenses for Toll Collect had a positive impact on the income related to associated and related companies.

This was offset by an increase of EUR 1.8 billion in income taxes, particularly as a result of the high level of income before taxes and the restriction on the use of loss carry-forwards introduced in 2004.

Key figures for Group segments

	Total revenue (2)		Income (loss) before income taxes(1), (3)		Employees (4)
(billions of €)	2004	2003	2004	2003	2004

T-Com	27.8	29.2	5.5	4.7	125,395
T-Mobile	25.0	22.8	4.6	0.8	44,226
T-Systems	10.5	10.6	(0.2)	(0.5)	39,880
T-Online(5)	2.0	1.9	0.1	0.1	2,963
Group Headquarters & Shared Services	4.5	4.2	(3.8)	(4.1)	35,095
Reconciliation(6)	(11.9)	(12.9)	0.3	0.4
Group	57.9	55.8	6.5	1.4	247,559

(1)     The Toll Collect joint venture has been assigned to T-Systems since April 1, 2004. For reporting purposes, the equity-accounted investment in Toll Collect is therefore no longer presented under T-Com. To facilitate comparison, prior-year figures have been adjusted accordingly.

(2)     Net revenue plus revenue from business with other segments.

(3)     Following the change to the cost-of-sales method, this item includes other taxes.

(4)     Annual average.

(5)     Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the separate reports of T-Online International AG, which have been calculated in accordance with International Financial Reporting Standards (IFRS) since the beginning of 2003.

(6)     Items to be reconciled mainly relate to consolidation entries.

Profitable growth in the divisions. T-Com increased income before income taxes by EUR 0.8 billion to EUR 5.5 billion in the year under review, despite a decrease in revenue. This development was mainly attributable to increases in efficiency that led in particular to reductions in the cost of sales, selling costs, and general and administrative costs. Reasons for this included the lower number of employees and the corresponding reduction in personnel-related operating costs. In addition, depreciation and amortization decreased compared with the previous year, mainly as a result of restrained capital expenditure in prior years.

T-Mobile recorded a considerable increase in its income before income taxes from EUR 3.8 billion to EUR 4.6 billion. This is due in part to the strong increase of EUR 2.5 billion in net revenue, primarily as a result of the growth in subscriber numbers. On the other hand, the write-up of U.S. mobile communications licenses (EUR 2.4 billion), the sale of further shares in the Russian shareholding MTS, and marked economies of scale and synergy effects also had a positive impact on income before income taxes. This was offset primarily by an expense of EUR 0.5 billion relating to the winding up of the U.S. mobile communications joint venture.

T-Systems improved its income before income taxes by EUR 0.4 billion year-on-year. This positive development is mainly attributable to the success of the cost reduction and efficiency enhancement measures implemented as part of the “Focus & Execution” strategic program. This led to a disproportionate reduction in the cost of sales relative to the revenues generated. Furthermore, net financial expense improved in particular as a result of reduced expenses for Toll Collect.

T-Online’s income before income taxes decreased by EUR 31 million year-on-year. The prior year’s figure had been boosted by the one-time write-up of the net carrying amount of the shareholding in comdirect bank. In addition, higher selling costs resulting from the broadband campaign had a negative effect on income before income taxes in the reporting period. The reduction in the cost of sales, despite increased revenues, was not sufficient to offset this development.

The loss before income taxes in “Group Headquarters & Shared Services” decreased by EUR 0.3 billion year-on year in 2004. This is attributable in particular to reduced net interest expense as a result of the lower debt level, and to the sale of shareholdings.

Single-entity financial statements of Deutsche Telekom AG.  In general, corporate groups with international activities focus their reporting on the consolidated financial statements. However, dividend payments at Deutsche Telekom are based on the single-entity financial statements of Deutsche Telekom AG. For this reason, the condensed financial statements of Deutsche Telekom AG are presented below.

Deutsche Telekom AG’s total assets fell year-on-year primarily due to the reduction in receivables from and liabilities to subsidiaries. In addition, receivables from bonds decreased in the 2004 financial year, in particular as a result of the scheduled repayment of old bonds issued by Deutsche Bundespost (totaling EUR 9.2 billion). The equity ratio rose to 46.2 percent as of December 31, 2004.

The income statement of Deutsche Telekom AG reflects income after taxes of EUR 2.9 billion. The EUR 1.2 billion decrease year-on-year is mainly the result of offsetting effects: An increase of EUR 0.7 billion in operating results, mainly attributable to improved cost structures, despite a decline in revenue, was offset by a EUR 1.5 billion decrease in net financial income, despite the improvement in the net interest expense as a result of a clear drop in income related to associated and related companies. This decrease is primarily attributable to one-time profit transfers in the previous year relating to T-Mobile International Holding GmbH and Deutsche Telekom BK-Holding GmbH, pertaining to the sale of the remaining cable companies.

Board of Management and Supervisory Board will propose a dividend of EUR 0.62 for the 2004 financial year. The Board of Management and the Supervisory Board of Deutsche Telekom will propose a dividend of EUR 0.62 per share for the 2004 financial year to the shareholders’ meeting. The total dividend can be paid from the income after taxes of Deutsche Telekom AG.

Condensed financial statements: Balance sheet of Deutsche Telekom AG(1)

(billions of €)	Dec. 31, 2004	Dec. 31, 2003

Property, plant, and equipment, and intangible assets	26.6	29.5
Financial assets	67.3	67.6
Noncurrent assets	93.9	97.1
Inventories, materials, and supplies	0.2	0.2
Receivables and other assets	5.6	22.6
Liquid assets	6.3	7.4
Current assets	12.1	30.2
Prepaid expenses and deferred charges	0.3	0.3
Total assets	106.3	127.6

Shareholders’ equity	49.1	46.2
• of which: retained earnings	11.1	9.1
• of which: unappropriated net income	2.9	2.0
Accruals	9.0	8.8
Liabilities	48.1	72.5
Deferred income	0.1	0.1
Total shareholders’ equity and liabilities	106.3	127.6

(1)          The single-entity financial statements of Deutsche Telekom AG are published in the Federal Gazette (Bundesanzeiger) and filed with the Commercial Registry of the Bonn District Court. The financial statements are available upon request from Deutsche Telekom, Investor Relations, Postfach 2000, D-53105 Bonn, Germany, fax +49 228 181-88899.

Statement of income of Deutsche Telekom AG

(billions of €)	2004	2003

Net revenue	24.0	25.2
Cost of sales	(13.9)	(15.1)
Gross profit	10.1	10.1
Selling costs	(4.4)	(5.1)
General and administrative costs	(2.8)	(3.1)
Other operating income	2.9	3.2
Other operating expenses	(2.6)	(2.6)
Operating results	3.2	2.5
Financial income (expense), net	0.0	1.5
Results from ordinary business activities	3.2	4.0
Income taxes	(0.3)	0.1
Income after taxes	2.9	4.1

Balance sheet structure of the Deutsche Telekom Group

Assets

Shareholders’ equity and liabilities

Net worth and financial position further improved. As of the balance sheet date, the Deutsche Telekom Group’s total assets fell by 7.1 percent or EUR 8.3 billion year-on-year to EUR 107.8 billion primarily due to the decrease in noncurrent assets. Within this item, investments and the one-time write-up of U.S. mobile communications licenses were offset by the substantial increase in depreciation and amortization and negative exchange rate effects. The reduction on the liabilities side is essentially due to two opposing effects: an increase in shareholders’ equity, mainly as a result of net income, on the one hand and a significant reduction in debt primarily relating to the repayment of bonds and medium-term notes, on the other. The equity ratio (excluding proposed dividend payments) increased from 29.1 percent in the prior year to 33.6 percent in the year under review.

Net debt reduced to EUR 35.2 billion. Deutsche Telekom reduced its net debt by around EUR 11.4 billion in 2004. This was made possible primarily by the free cash flow and the sale of investments (mainly MTS shares).

Net debt comprises debt and, under other liabilities, loan notes, liabilities from interest rate/cross-currency swaps and collateral payments received (2004: EUR 1.1 billion; 2003: EUR 1.1 billion; 2002: EUR 1.1 billion). The following items on the assets side are subtracted from this total: liquid assets, noncurrent and marketable securities, discounts on loans as well as interest rate and cross-currency swaps reported under other assets, and collateral payments made (2004: EUR 8.6 billion; 2003: EUR 9.9 billion; 2002: EUR 3.0 billion). This results in net debt of EUR 35.2 billion at Deutsche Telekom in 2004 (2003: EUR 46.6 billion; 2002: EUR 61.1 billion).

Net debt is not a measure under German GAAP, but senior decision-makers at Deutsche Telekom use it for debt management and control purposes. This is common practice among Deutsche Telekom’s competitors. Definitions of this measure may vary from one company to another, however.

Deutsche Telekom primarily uses two ways of measuring its financial stability: the ratio of net debt to adjusted EBITDA (results from ordinary business activities excluding other taxes, net financial income/expense, amortization, and depreciation), and the so-called gearing ratio (net debt to shareholders’ equity). The ratio of net debt to adjusted EBITDA was 1.8 as of December 31, 2004, lower than ever before in the history of Deutsche Telekom. The gearing ratio also improved significantly in the course of the year from 1.4 to 0.9.

Net debt

The capital market rewarded the marked reduction in net debt over the course of the year with a considerable cut in the credit spread for Deutsche Telekom bonds compared with risk-free investments. The rating agencies, too, have upgraded their credit ratings for Deutsche Telekom. On May 10, 2004, Fitch upgraded its rating for Deutsche Telekom’s long-term debt to Single A-. On May 28, 2004, Standard & Poor’s raised its outlook from stable to positive, while Moody’s lifted its long-term rating to Baa1 on October 15, 2004.

Consolidated statement of cash flows (condensed)(1)

(billions of €)	2004	2003	2002

Net cash provided by operating activities	16.3	14.3	12.5
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant, and equipment	(6.1)	(6.0)	(7.6)
Free cash flow (before dividend payments)(2)	10.2	8.3	4.8

Net cash used for investing activities	(4.3)	(2.1)	(10.1)
Net cash used for financing activities	(12.7)	(5.2)	(3.4)
Effects of foreign exchange rate changes	(0.0)	(0.0)	(0.0)
Net increase (decrease) in cash and cash equivalents	(0.7)	7.0	(1.0)
Cash and cash equivalents (short-and long-term)	8.1	9.1	1.9

(1)          Calculated and rounded on the basis of millions for the purpose of greater precision.

(2)          “Free cash flow (before dividend payments)” is not a measure included in the consolidated financial statements under German GAAP. Deutsche Telekom is of the opinion that it is used by investors as a measure to enable them to assess the Group’s cash provided by operating activities (after deduction of cash outflows for investments in intangible assets (excluding goodwill) and property, plant, and equipment), in particular with regard to investments in associated and related companies, and the repayment of liabilities. “Free cash flow (before dividend payments)” should not be used to determine the financial position of the Group. There is only limited comparability between Deutsche Telekom’s definition of free cash flow and methods of calculating this measure and similarly designated measures and disclosures of other companies.

Substantial rise in net cash provided by operating activities. Net cash provided by operating activities increased by around EUR 2.0 billion year-on-year to EUR 16.3 billion. This sharp rise relates mainly to the substantial improvement in operational business and working capital. Net cash used for investing activities amounted to EUR 4.3 billion compared with EUR 2.1 billion in the previous year. This EUR 2.2 billion increase in cash outflow is attributable to a rise in investment coupled with a decline in cash inflows from divestitures. Net cash used for financing activities increased from EUR 5.2 billion in the previous year to EUR 12.7 billion in 2004. This is attributable to a EUR 3.3 billion net reduction in the issuance of medium and long-term debt and the considerable increase of EUR 3.8 billion in the net repayment of short-term debt.

Continuous expansion of position in Central and Eastern Europe. Deutsche Telekom expanded its position in Central and Eastern Europe further in 2004 with continued brand migration and the purchase of additional shareholdings. The launch of the “T” brand in Croatia and Hungary as a symbol of quality, innovation and efficiency progressed in 2004. Deutsche Telekom’s majority-owned Croatian subsidiary Hrvatski Telekom has been operating under the name T-Hrvatski Telekom and offering the T-Com and T-Mobile brands since the beginning of October 2004. T-Hrvatski Telekom’s mobile communications subsidiary HTmobile was renamed T-Mobile Croatia at the same time. The Hungarian mobile communications company Westel, a subsidiary of MATÁV, was renamed T-Mobile Hungary in May 2004. MATÁV is scheduled to be renamed Magyar Telekom in 2005. In addition, Slovak Telecom, Deutsche Telekom’s majority-owned subsidiary in Slovakia, acquired the remaining shares in its mobile communications arm EuroTel Bratislava at the end of 2004. This was a key condition for expanding the successful cooperation between EuroTel and T-Mobile.

Dependent company report. The Bundesanstalt für Post und Telekommunikation (the Federal Agency), a public law entity, held a 22.74-percent shareholding in Deutsche Telekom AG at December 31, 2004 on behalf and on account of the Federal Republic of Germany (the Federal Republic). KfW (formerly Kreditanstalt für Wiederaufbau), a federal corporation, held a 15.29-percent shareholding at December 31, 2004 which, in accordance with § 22 (1) no. 1 of the Securities Trading Act (Wertpapierhandelsgesetz – WpHG), must be deemed to be held by the Federal Republic as regards the exercising of the voting rights. The shareholding deemed to be held by the Federal Republic therefore amounted to 38.03 percent at the balance sheet date. The change in the shareholdings compared with the previous year relates to the fact that, firstly, the KfW’s interest in Deutsche Telekom’s capital stock initially fell from around 16.7 percent to around 12 percent in October 2004 as a result of a direct placement on the capital markets; secondly, KfW acquired around a 3.3 percent of Deutsche Telekom AG shares held by the Federal Republic under an additional holding arrangement in December 2004.

As the Federal Republic, despite its minority shareholding, represents a solid majority at the shareholders’ meeting due to the average attendance at the latter, Deutsche Telekom is a dependent company of the Federal Republic in accordance with § 17 (1) of the German Stock Corporation Act (Aktiengesetz – AktG).

No controlling agreement or profit transfer agreement exists. Under § 312 of the German Stock Corporation Act, the Board of Management of Deutsche Telekom AG has therefore prepared a dependent company report describing relations between the controlling body and affiliated companies. The Board of Management issued the following statement at the end of the report: “The Board of Management hereby declares that under the circumstances known to the Board of Management at the time the business transactions were performed, the Company received appropriate remuneration for such transactions. The Company did not perform or omit any actions on behalf of, or on the instructions of, the controlling company or any dependent companies.”

Presentation of the preliminary consolidated balance sheets and consolidated income statements as well as net debt under IFRS. According to Article 4 of Regulation (EC) 1606/2002 of the European Parliament and of the Council of July 19, 2002 concerning the application of international accounting standards (Official Journal EC No. L 243 P. 1), Deutsche Telekom is required to prepare consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) for the 2005 financial year and thereafter; the opening IFRS consolidated balance sheet will be prepared for the period beginning January 1, 2003 (date of transition to IFRS in accordance with IFRS 1).

The Committee of European Securities Regulators recommends that selected IFRS financial information be disclosed in the reporting on the 2004 financial year. In line with this recommendation, we are presenting below the preliminary consolidated balance sheets, consolidated income statements and net debt under IFRS as well as the preliminary reconciliations of shareholders’ equity, net income and net debt from German GAAP (HGB) to IFRS for the 2003 and 2004 financial years. The disclosure of net debt is not based on any IFRS guidance. This measure is disclosed voluntarily.

In accordance with IFRS 1, the assets and liabilities carried in the preliminary consolidated balance sheets and consolidated income statements under IFRS that are presented below are measured in line with the relevant IFRS standards, compliance with which is mandatory as of December 31, 2005, the date on which the consolidated financial statements under IFRS are prepared for the first time, to the extent that these statements were published up until December 31, 2004. Deutsche Telekom has applied IFRIC 4 since January 1, 2003. The resulting differences between the IFRS carrying amounts and the carrying amounts of the assets and liabilities in the consolidated balance sheet under German GAAP for the period ended December 31, 2002 are recognized directly in equity at the date of transition to IFRS.

There can be no guarantee that the final consolidated balance sheets, consolidated income statements and net debt under IFRS will not deviate from the preliminary consolidated balance sheets, consolidated income statements and net debt presented below, because the IASB may make further pronouncements before the final consolidated financial statements as of December 31, 2005 are prepared. Moreover, the EU Commission has yet to endorse individual pronouncements by the IASB that have already been taken into account in the financial information presented below. We would also like to point out that the statements presented below are not a full set of consolidatedfinancial statements under IFRS as defined by IAS 1. In this respect, there are no first-time consolidated financial statements under IFRS within the meaning of IFRS 1. Deutsche Telekom will prepare its first set of consolidated IFRS financial statements as defined by IFRS 1for the period ended December 31, 2005. IFRS will replace German GAAP in Deutsche Telekom’s external reporting from the first quarter of 2005.

In general, the carrying amounts of the assets and liabilities from the consolidated balance sheet under German GAAP for the period ended December 31, 2002 must be measured retrospectively in the IFRS opening consolidated balance sheet as of January 1, 2003 on the basis of those IFRSs in force at December 31, 2005. IFRS 1 nevertheless provides exemptions from this principle in specific cases. The main exemptions used by Deutsche Telekom are explained below:

•    Business combinations: IFRS 3 does not need to be applied retrospectively to business combinations that took place before the date of the transition to IFRS. Deutsche Telekom applies this exemption. The classification of a business combination under German GAAP must be maintained in this case. As a rule, all assets and liabilities that were acquired or taken over in business combinations must be carried in the IFRS opening consolidated balance sheet. Assets and liabilities that do not meet the IFRS recognition criteria are not taken over into the IFRS opening consolidated balance sheet. The carrying amount of goodwill under German GAAP is taken over subject to any necessary adjustments. The only adjustment to be made at Deutsche Telekom is the recognition of impairment losses on goodwill at the date of transition.

•    Revaluation as deemed cost: Deutsche Telekom applies the exemption of revalutation as deemed cost, and transferred the fair values carried in the opening consolidated balance sheet on the occasion of the privatization as of January 1, 1995 to the IFRS financial statements as the deemed cost of the relevant assets and liabilities as of January 1, 1995. For the period from January 1, 1995 to January 1, 2003 (IFRS opening consolidated balance sheet), these figures were carried in accordance with the IFRS regulations on subsequent measurement.

•    Employee benefits: Contrary to the corridor approach in IAS 19, actuarial gains and losses from defined benefit plans may be recognized in shareholders’ equity at the date of transition to IFRS. Deutsche Telekom applies this exemption.

•    Cumulative translation differences: Differences from the translation of financial statements presented in a foreign currency must be directly recognized in equity in accordance with IAS 21. In line with the principle of retrospective application of IFRS, these differences would have to be determined retrospectively. According to the exemption in IFRS 1, currency translation adjustments may be deemed to be zero at the date of transition. Deutsche Telekom applies this exemption.

•    Share-based payments: Under IFRS 1, equity instruments from share-based options granted on or before November 7, 2002 and those granted after November 7, 2002 and vested before January 1, 2005, do not have to be recognized under IFRS 2 by a first-time adopter. Deutsche Telekom makes use of this exemption.

Preliminary consolidated balance sheets under IFRS

(billions of €)	Dec. 31, 2004	Dec. 31, 2003	Jan. 1, 2003

Assets
Current assets	19.0	21.5	15.2
Cash and cash equivalents	8.0	9.1	1.9
Trade and other receivables	6.7	7.6	7.6
Current recoverable income taxes	0.3	1.0	1.3
Other current financial assets	1.8	2.1	2.5
Inventories	1.2	1.0	1.2
Other current assets	1.0	0.7	0.7

Noncurrent assets	110.1	118.1	132.2
Intangible assets	50.7	55.4	61.9
Property, plant, and equipment	46.3	49.3	54.9
Equity-accounted financial assets	2.7	2.4	2.8
Other noncurrent financial assets	1.7	1.4	2.2
Deferred tax assets	8.3	9.3	10.2
Other noncurrent assets	0.4	0.3	0.2
	129.1	139.6	147.4

Shareholders’ equity and liabilities
Current liabilities	26.2	30.4	26.7
Current financial liabilities	14.1	18.9	15.5
Trade and other payables	6.2	6.4	6.5
Income tax liabilities	0.7	0.2	0.3
Current provisions	3.7	3.4	3.0
Other current liabilities	1.5	1.5	1.4

Noncurrent liabilities	57.0	65.4	75.5
Noncurrent financial liabilities	38.1	46.3	56.9
Provisions for pensions and other employee benefits	4.2	4.2	4.1
Other noncurrent provisions	3.1	2.6	2.1
Deferred tax liabilities	9.7	10.6	10.7
Other noncurrent liabilities	1.9	1.7	1.7

Liabilities	83.2	95.8	102.2

Shareholders’ equity	45.9	43.8	45.2

Issued capital	10.7	10.7	10.7
Capital reserves	49.5	49.5	49.6
Retained earnings incl. carryforwards	(17.7)	(19.6)	(19.6)
Other comprehensive income	(2.6)	(2.9)	0.4
Consolidated net profit	1.6	1.9	—
	41.5	39.6	41.1
Minority interest	4.4	4.2	4.1

	129.1	139.6	147.4

Preliminary consolidated income statements under IFRS

(billions of €)	2004	2003

Net revenue	57.4	55.5
Cost of sales	(31.6)	(29.4)
Gross profit	25.8	26.1
Selling expenses	(12.8)	(12.7)
General and administrative expenses	(4.5)	(4.6)
Other operating income	1.7	2.4
Other operating expenses	(3.9)	(2.8)
Profit (loss) from operations	6.3	8.4
Net interest income (loss)	(3.5)	(3.9)
Share of profit (loss) of equity-accounted investments	0.9	0.3
Other financial income (finance costs)	(0.2)	(0.7)
Financial income (finance costs)	(2.8)	(4.3)

Accounting profit	3.5	4.1
Income taxes	(1.5)	(1.7)
Net profit	2.0	2.4
Profit attributable to minority interests	0.4	0.5
Consolidated net profit	1.6	1.9

Preliminary reconciliations of shareholders’ equity

(billions of €)	Explanatory notes	Dec. 31, 2004	Dec. 31, 2003	Jan. 1, 2003

Shareholders’ equity under German GAAP		37.9	33.8	35.4
Goodwill	1	(3.1)	(3.5)	(6.0)
Mobile communications licenses	1	9.8	13.1	14.0
Software	2	0.6	0.6	0.6
Borrowing costs	3	(0.5)	(0.6)	(0.8)
Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method	4	0.9	0.3	0.3
Leases	5	(0.6)	(0.5)	(0.2)
Provisions	6	1.6	1.5	1.1
Pension provisions		0.4	0.3	(0.1)
Other provisions		1.2	1.2	1.2
Deferred revenue	7	(1.2)	(1.1)	(1.1)
Other IFRS adjustments	8	0.7	0.6	0.7
Deferred taxes	9	(0.2)	(0.4)	1.2
Deferred tax assets		6.4	7.4	9.1
Deferred tax liabilities		(6.6)	(7.8)	(7.9)

Preliminary shareholders’ equity under IFRS		45.9	43.8	45.2

Preliminary reconciliations of net profit

(billions of €)	Explanatory notes	2004	2003

Income after taxes under German GAAP		4.9	1.6

Goodwill	1	0.1	1.6
Mobile communications licenses	1	(3.1)	1.1
Software	2	(0.0)	(0.0)
Borrowing costs	3	0.1	0.2
Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method	4	(0.0)	(0.0)
Leases	5	(0.1)	(0.3)
Provisions	6	0.1	0.4
Pension provisions		0.1	0.4
Other provisions		(0.0)	0.0
Deferred revenue	7	(0.1)	0.0
Other IFRS adjustments	8	(0.0)	(0.2)
Deferred taxes	9	0.1	(2.0)

Preliminary net profit under IFRS		2.0	2.4

Explanatory notes on the reconciliation of preliminary shareholders’ equity and preliminary net profit under IFRS.

1 Goodwill and mobile communications licenses.

In contrast to German GAAP, under IFRS U.S. mobile communications licenses are not amortized on account of their indefinite useful life but instead are reviewed for impairment once a year (“impairment-only approach”). The impairment test is not performed separately for individual assets, however, but at the level of the cash-generating unit T-Mobile USA. Since goodwill is also allocated to the cash-generating unit T-Mobile USA under IFRS, this goodwill must be initially written down under IAS 36 in case of an impairment. For this reason, the amortization and impairment of the U.S. mobile communications licenses charged in accordance with German GAAP as of January 1,2003 and the write-up recognized in 2004 were reversed. The impairment test performed in accordance with IFRS resulted in an impairment of the cash-generating unit T-Mobile USA as of January 1, 2003 and December 31,2003 which was recognized through a reduction in the goodwill carrying amount. As part of the winding up of the U.S. mobile communications joint venture with Cingular Wireless in 2004 and the ensuing transfer of mobile communications licenses, these assets were partially written down.

The impairment test of the cash-generating unit T-Mobile UK, which is part of the T-Mobile division, resulted in an impairment under IFRS as of January 1, 2003 and December 31, 2004. The impairment loss of T-Mobile UK’s UMTS license recognized in the individual measurement under German GAAP was reversed under IFRS as of January 1, 2003.

The impairment test of the cash-generating unit T-Mobile Netherlands, which is part of the T-Mobile division, resulted in an impairment under IFRS as of January 1, 2003 which was recognized through a reduction in the goodwill carrying amount.

The impairment test of the cash-generating unit MATÁV, which is part of the T-Com division, resulted in impairment under IFRS as of January 1, 2003 and December 31, 2003; the impairment test of the cash-generating unit Slovak Telecom, which is part of the
T-Com division, resulted in impairment under IFRS as of December 31, 2004. These impairments were recognized through a goodwill writedown.

In connection with UMTS licenses, adjustments have to be made on account of the fact that under German GAAP amortization begins at the date of acquisition, while under IFRS the date on which the network starts operating is relevant for the start of amortization. The reversal of the amortization already charged under German GAAP increases shareholders’ equity under IFRS on all of the dates presented.

2 Software.

Recognizing internally generated software, which is not permissible under German GAAP, increases shareholders’ equity under IFRS in all of the periods presented. In the periods following the recognition, net profit under IFRS remains largely unaffected.

3 Borrowing costs.

The fact that Deutsche Telekom does not make use of the option under IFRS to recognize borrowing costs results in adjustments having to be made. Under German GAAP, borrowing costs accounted for during the construction period were recognized. Not recognizing borrowing costs reduces shareholders’ equity under IFRS in all periods. The lower amortization than under German GAAP increases net profit.

4 Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method.

Investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method must be measured at fair value according to IAS 39. As a rule, the resulting unrealized gains and losses are recognized directly in equity. According to German GAAP, these assets are measured at amortized cost or, if appropriate, at the lower fair value. As a result of the different accounting policies used under IFRS and German GAAP, the IFRS shareholders’ equity increases in all of the periods presented.

5 Leases.

The tax treatment of leases is generally used for the classification of leases in consolidated financial statements under German GAAP. Under IFRS, the classification of leased assets is defined in IAS 17. A considerably larger number of leases tends to be classified as finance leases under IFRS. While in an operating lease it is the lessor that recognizes the asset, it is the lessee that recognizes the asset in a finance lease.

Deutsche Telekom has entered into sale and leaseback transactions in connection with its real estate portfolio. Under German GAAP, these transactions were usually treated as a sale of real estate that was subsequently leased back, whereas under IFRS the buildings must be classified as finance leases and the land as operating leases. Under IFRS, this results in the recognition of interest expense and a depreciation charge for the buildings and the recognition of rental expense for the land; the disposal gain must be spread over the term of the lease. Under German GAAP, gains or losses from the sale of real estate are recorded, as is rental expense.

This reduces shareholders’ equity and net profit under IFRS in all of the periods presented.

6 Provisions.

Provisions must be recognized for pension obligations under both German GAAP and IFRS. Under German commercial law, Deutsche Telekom’s pension obligations were calculated in accordance with the provisions of SFAS 87. Differences between the carrying amounts under IFRS and SFAS 87 arise in particular from the different treatment of actuarial gains and losses and the fact that the additional minimum liability is not recognized under IFRS. This reduces shareholders’ equity in the IFRS opening consolidated balance sheet and increases it at the two other reporting dates presented. Net profit increases in the two periods presented.

In other provisions, it is primarily the restructuring provisions that increase shareholders’ equity in all of the periods presented because the recognition of restructuring provisions under IFRS is subject to more detailed and stricter criteria than under German GAAP. Furthermore, provisions for future internal expenses that may be recognized under German GAAP are not carried under IFRS.

7 Deferred revenue.

The main difference between German GAAP and IFRS is the way up-front fees are recognized. Under German GAAP, the up-front fees are recognized as revenue on the date on which the line is activated. Under IFRS, on the other hand, the up-front fees and the incremental costs are accrued over the average duration of the customer relationship. This reduces shareholders’ equity in all of the periods presented. Net profit remains largely unaffected.

8 Other IFRS adjustments.

Other IFRS adjustments relate, for example, to the different accounting principles regarding asset-backed securities (ABS) transactions, long-term construction contracts (percentage-of-completion method), derivatives and measurement of property, plant, and equipment. All in all this increased shareholders’ equity in all of the periods presented. Net profit remains largely unaffected.

9 Deferred taxes.

Deutsche Telekom did not apply GAS 10 in its consolidated financial statements under German GAAP up to December 31, 2004. The differences in the definition of deferred taxes under IFRS and German GAAP relate in particular to Deutsche Telekom AG’s “contribution goodwill,” tax loss carryforwards, and general recognition and measurement differences between IFRS and German GAAP.

As a result of the privatization of Deutsche Telekom AG, goodwill was recognized in the tax accounts (“contribution goodwill”), yet no goodwill is to be capitalized in Deutsche Telekom AG’s consolidated balance sheets under IFRS. Deutsche Telekom recognizes deferred taxes on this temporary difference in accordance with IAS 12 that will be reversed on a pro rata basis through goodwill amortization. The recognition of deferred taxes on goodwill increases shareholders’ equity under IFRS in all of the periods presented; net profit decreases in all of the periods presented.

Furthermore, under IFRS – in contrast to German GAAP – deferred tax assets are recognized on future expected tax reductions from the deduction of tax loss carryforwards. Taking the forecast development of earnings into account, it is sufficiently certain that the recognized deferred tax assets from loss carryforwards will be realized. The recognition of these deferred tax assets increases shareholders’ equity and reduces net profit under IFRS in all of the periods presented.

The deferred taxes recognized on measurement differences primarily relate to deferred tax liabilities on measurement differences between IFRS and German GAAP in connection with the realized hidden reserves for U.S. mobile communications licenses. The recognition of these deferred tax liabilities reduces shareholders’ equity under IFRS. Since these licenses are not amortized, the deferred tax liabilities are initially not released. The impairment recognized under IFRS in 2004 and the reversal of the writeup of these licenses under German GAAP resulted in the corresponding release of the deferred tax liabilities and, consequently, in an increase in net profit under IFRS.

Preliminary net debt under IFRS

(billions of €)	Dec. 31, 2004	Dec. 31, 2003	Jan. 1, 2003

Bonds	39.4	51.2	56.4
Liabilities to banks	3.1	3.8	6.3
Liabilities to non-banks from promissory notes	0.7	0.8	0.8
Liabilities from derivatives	1.1	1.3	1.2
Lease liabilities	2.5	2.4	1.8
Liabilities arising from ABS transactions	1.6	1.2	1.2
Other financial liabilities	—	—	0.1
Gross debt under IFRS	48.4	60.7	67.8
Cash and cash equivalents	8.0	9.1	1.9
Available-for-sale financial assets	0.1	0.1	0.5
Derivatives	0.3	0.3	0.8
Other financial assets	0.4	0.5	0.3
Preliminary net debt under IFRS	39.6	50.7	64.3

Preliminary reconciliations of net debt

(billions of €)	Explanatory notes	Dec. 31, 2004	Dec. 31, 2003	Jan. 1, 2003

Net debt under German GAAP		35.2	46.6	61.1

Lease liabilities	1	2.5	2.4	1.8
Liabilities arising from ABS transactions	2	1.6	1.2	1.2
Other IFRS differences	3	0.3	0.5	0.2

Preliminary net debt under IFRS		39.6	50.7	64.3

Explanatory notes on the reconciliation of preliminary net debt.

1 Lease liabilities.

In the case of a finance lease, the assets are measured at the lower of the fair value of the leased property and the present value of the minimum lease payments in the lessee’s balance sheet. At the same time, a lease liability is recognized. As a result, Deutsche Telekom’s net debt increases.

2 Liabilities arising from ABS transactions.

As part of asset-backed securities (ABS) transactions, mostly financial assets are sold to a special-purpose entity (SPE). The SPE refinances itself on the capital market. Under IFRS, SPEs must generally be consolidated by the economic beneficiary. In total, there are three SPEs arising from ABS transactions that have to be consolidated by Deutsche Telekom. The capital market liabilities recognized by the SPEs increase Deutsche Telekom’s net debt.

3 Other IFRS differences.

The other differences primarily consist of the more extensive incorporation of derivatives as well as the cash collaterals included in other financial assets with regard to ABS transactions.

Purchasing.

•                  Systematic further expansion of integrated product group and supplier management

•                  Processes supported by purchasing systems

•                  Standardization and globalization of purchasing processes improves efficiency

Purchasing activities in 2004 focused on systematically supporting the Group-wide “Agenda 2004” program that aims to secure profitable growth. As part of the program, Purchasing made an extensive contribution to improving costs and efficiency – primarily by bundling, standardizing, and intensifying global procurement.

Systematic further expansion of integrated product group and supplier management. In 2004, the Company further expanded the systematic realization of cost-cutting potential through international, cross-divisional, and cross-functional cooperation, in particular using strategic procurement teams, leading to considerable savings. Following the reduction in investment and expenditure in the previous year, the purchasing volume was expanded to EUR 18.3 billion in 2004, with expenditures focused once again on the product group areas of network infrastructure, terminal equipment, and information technology. As in the previous year, the T-Mobile division accounted for the largest share of the total procurement volume (around half), followed by T-Com and T-Systems.

Processes supported by purchasing systems. The increasing complexity of purchasing processes requires efficient coordination across the entire value chain. To this end, the use of purchasing systems to electronically support processes was further expanded in 2004. A uniform Group-wide systems environment is to be created to ensure optimum deployment of cross-divisional purchasing systems. The Group laid the foundations for this in 2004.

A uniform strategic purchasing systems solution offers the ability to use e-sourcing which provides end-to-end support for the strategic procurement process, from obtaining information through to awarding the contract. The continued expansion in the Group-wide use of this electronic communications and transaction platform with suppliers significantly improved processes. This platform enables invitations to tender and auctions to be published in an efficient and targeted manner on the Internet, thereby achieving significant price and cost reductions in the 2004 financial year.

Purchasing’s internal ordering system eBest, used to make cooperation and communication easier throughout the Group, was also enhanced. Some 30,000 users now have access to around 100 internal catalogs and, in 2004 alone, placed around 300,000 orders directly with our suppliers, at terms and conditions negotiated by Purchasing. The system is now deployed in all four divisions and was expanded to cover the whole of Germany. 2004 also saw the first milestones achieved in the introduction of the system internationally.

The launch of an innovative portal solution at DeTeFleetServices GmbH, a Group company that acts as a full-service provider of fleet management and mobility services for the Group, improved the vehicle configurationprocess and therefore made the ordering process within the Group more efficient.

The Group’s goal in establishing a supplier performance tool was to improve its relationships with strategic suppliers. Group-wide evaluation of top suppliers provides a basic cross-divisional tool for supplier feedback and development.

T-Com cuts procurement product costs and increases efficiency. In 2004, T-Com achieved its goals of further cutting procurement product costs and increasing efficiency in its procurement processes. The division helped reduce product costs in particular through the strategic use of electronic auctions. Cooperation with the technical departments also enabled the maintenance and care agreements for the network infrastructure to be restructured and renegotiated, resulting in further significant savings. Bundling T-Mobile’s and T-Com’s logistics activities relating to terminal equipment led to substantial additional synergy effects. In 2004, T-Com intensified the optimization of processes that it began in 2003 by further expanding its electronic ordering and awarding systems. Processes were improved by the introduction of an electronic invitation to tender and awarding system for construction projects, the complete integration of the electronic ordering system with the merchandise information system, and the ten-fold increase in the number of electronically linked suppliers. An additional focus was on bundling value chain activities to create the basis for cross-functional value chain management.

T-Mobile increases efficiency through globalization and restructuring of its purchasing. The T-Mobile division overhauled its international functional organizational structure in 2004 for its European purchasing departments. In the process, its international purchasing organization was divided according to strategic procurement tasks (sourcing) and operational tasks (procure-to-pay). The bundling of competencies in the respective areas will substantially increase the procurement market, resource, and process efficiency of Purchasing. The division’s international strategic product group and supplier management will also profit from this, as it can now be performed even more efficiently. T-Mobile also achieved additional competitive advantages by bundling the global procurement negotiations for the continued roll-out of UMTS, WLAN, and GSM as well as for the replacement of legacy systems.

T-Systems increases its use of purchasing systems. T-Systems’ procurement processes were increasingly supported by purchasing systems in 2004. This enabled the division to further optimize its processes along the entire value chain, resulting in significant efficiency gains. In future, T-Systems plans to expand electronic support for purchasing processes to all product groups.

Number of electronic catalogs doubled at T-Online. The transition to the further developed ordering system eBest was completed in Germany, and the number of electronic order catalogs doubled year-on-year. T-Online achieved additional purchasing synergies through joint activities with other Group companies relating to bundling demand, standardization, and the deployment of uniform purchasing systems.

Shared Services companies leverage potential savings for the Group. The purchasing unit of the DeTeImmobilien real estate company achieved substantial savings by focusing more intensely on the divisions and on cross-divisional and cross-functional cooperation within strategic procurement teams. Increased bundling of Group-wide demand for facility management services led to further savings.

In 2004, the activities of DeTeFleetServices GmbH concentrated on rejuvenating and standardizing the Group’s fleet to reflect the Group’s needs, realizing and securing for the long term cost-cutting potential associated with procuring vehicles and vehicle conversions. DFMG Deutsche Funkturm GmbH also achieved significant savings for the Group by deploying electronic platforms when inviting tenders for radio masts.

Research and development.

•                  Innovation strategy focused on four areas

•                  Partnerships agreed in selected areas

•                  Research and development projects successfully implemented

Innovation is a key promise of the Deutsche Telekom brand as well as an important corporate instrument for safeguarding sustained profitable growth. Innovation not only enables the creation of new products, services, and business areas, it also serves as the basis for improving existing products and services.

Concentration on four areas of innovation is the strategy for a successful future. Deutsche Telekom focuses its innovation strategy squarely on customers and their future needs. In 2004, the Group therefore concentrated its innovation work on four areas of innovation (“4i’s”) that also form the basis of the Group’s innovation strategy. The four areas of innovation describe issues that are defined in terms of their customer benefit rather than their technological possibilities:

•    Intuitive usability: Technologies and equipment are becoming more and more powerful and therefore usually more complicated to use as well. Here, experts are researching how high-tech equipment can neverthelessbe used simply and conveniently.

•    Integrated communication: The technical networking of everyday equipment and objects is primarily designed to relieve humans of a large number of everyday tasks. For example, if your car breaks down, the on-board electronics can automatically call the breakdown service, or your PC can inform your television about new films available to download. Uniform communications standards are being developed for all equipment to guarantee technical networking.

•    Intelligent access: In future, customers will no longer need to think about whether they wish to communicate via T-DSL, WLAN, or UMTS. The technology will be able to search for the optimum connection itself because the platforms are intelligently networked with each other.

•    Infrastructure development: Current and future telecommunications scenarios require high-performance, broadband networks, as well as extremely powerful computer systems that can process and store large volumes of data. In this area, the innovation projects are researching infrastructure development to achieve a balanced cost/benefit ratio, so that the best quality applications and services remain affordable for customers in the future.

These areas of innovation will have major significance for the development of new technologies and business models in the information and telecommunications industry over an extended period. The Group has therefore launched specific research and development (R&D) projects for all four areas of innovation and in doing so has defined the scope of its innovation activities in the coming years. Throughout the Group, experts are researching and analyzing the trends relating to future customer needs, and are observing the extremely dynamic development of technology, in addition to current market requirements. The Innovation department at Deutsche Telekom’s headquarters deals with new technologies that are expected to be launched or be ready for the market in two to five years at the earliest (innovation outlook). In contrast, the Group’s divisions are responsible for product innovations or prototypes that are near to market launch (within a timeframe of up to 24 months). To measure the effectiveness of its innovation activities, Deutsche Telekom has developed a grid of indicators and reviews its results on a regular basis.

In addition to the four central areas of innovation, industry-specific customer needs are being examined in the business fields of eLearning, eGovernment, eHome, eHealth, and eLife. Deutsche Telekom has developed marketing plans for these areas that describe new market and product opportunities. Under these plans, the business fields constitute future growth areas for the Group and together have a market potential of several billions of euros for 2007.

Partnerships agreed in selected areas of research and development. Deutsche Telekom focused on strong partnerships in 2004 to research new technologies and develop state-of-the-art products. For example, Deutsche Telekom and France Telecom agreed to join forces in selected areas of research and development, such as RFID technology (radio frequency identification devices). These can take the form of radio-readable chips in adhesive labels, for example, that make inventory management much more efficient and enable home gateway solutions. Home gateways are central interfaces to a house or apartment that act as a customized server for managing communications equipment, consumer electronics, and household systems.

As part of the “Partners for Innovation” drive launched by the German Federal Government in cooperation with the worlds of business and science, Deutsche Telekom has taken over management of the “Networked Worlds” (Vernetzte Welten) project. Under this project, the Company is developing the “network of the future” concept with a consortium consisting of German industry, ministries, and scientists. The goal is to develop a network infrastructure that is more efficient and more intelligent than the existing one.

In 2004, Deutsche Telekom set up the Deutsche Telekom Laboratories in cooperation with Berlin’s Technical University. Based directly on the campus of the university, the Deutsche Telekom Laboratories are an R&D facility that enables international and interdisciplinary research and development work to be performed with maximum efficiency.

Successful Group R&D and divisional innovation. The clear refocusing of Group R&D in the previous year on market and customer needs produced initial successes in 2004 in the form of project results. An example of this is the T-Box, a universal messaging center for voice, e-mail, fax, text messages, and multimedia messages that can be operated by voice signals and Web access and can be reached over both fixed and mobile networks. The T-Box is being designed by the T-Com and T-Mobile divisions and is scheduled to be launched in 2005. The Global Seamless Networks Plus (GSN+) research project was another success, identifying potential savings of over EUR 100 million through the strategic deployment of new network infrastructure technologies.

Deutsche Telekom’s divisions successfully launched a large number of innovations in 2004. In addition to increasing the broadband capability of DSL lines (T-DSL up to 1,000, 2,000, 3,000 kilobits per second for consumers and 2 megabits flexible for business customers), T-Com has substantially increased the number of public HotSpot locations for the innovative WLAN access technology. T-Com also launched products that provide specific customer benefits in the form of text messaging directory inquiries and fixed-network MMS (multimedia messaging service). The T-Mobile division was the world’s first mobile communications provider to extend the BlackBerry push service for e-mails to mobile phones featuring the Windows Mobile operating system. In designing, developing, and operating the new DVB-T transmitter networks, T-Systems played a key role in the introduction of digital free-to-air television in Germany, which can now be received by around 38 million people.

Research and development expenditure. At approximately EUR 0.9 billion, expenditure on R&D activities was at the same level in the 2004 financial year as in the previous year, with the development and adjustment of software platforms and architectures at T-Com and T-Mobile again accounting for the largest proportion. In 2003, a total of around 6,800 employees were involved in projects and activities aimed at creating new products and offering them efficiently to the customers.

Patent applications and intellectual property rights. As the use of applications in mobile and fixed networks grows, intellectual property rights play an increasingly important role in national and international competition. Deutsche Telekom’s activities in the fields of in-house development and third-party acquisition take this into account.

The number of patent applications for the year under review was 374. At the end of 2004, Deutsche Telekom owned a total of 5,991 intellectual property rights. The management of these intellectual property rights at Deutsche Telekom takes into account cost-benefit factors. The portfolio of intellectual property rights is reviewed on a regular basis and intellectual property rights that are no longer relevant are eliminated.

Number of intellectual property rights owned by Deutsche Telekom

Employees.

•                  Deutsche Telekom employment alliance secures around 9,800 jobs

•                  Amendment of the Postpersonalrechtsgesetz changes basic employment conditions

•                  Vivento creates employment via new business models and major orders

•                  “T-Spirit Check” reviews how embedded the Group’s values are

•                  Number of training positions remains at a high level

Deutsche Telekom’s human resources (HR) strategy is an integral part of the Group’s strategy and supports corporate decisions with corresponding personnel measures. The Group’s sustainable human resources strategy aims to deploy the right people at the right time for the right job, so that the company, the employee, and the customer profit equally.

In the 2004 financial year, it focused on securing employment while cutting personnel costs. This is why the human resources initiative as part of “Agenda 2004” also had three core issues: the Deutsche Telekom employment alliance, Vivento, and the qualification and motivation campaign. In 2005, the Group’s human resources strategy will primarily focus on developing concepts to cut personnel costs in the long term, personnel and cultural development measures, and corporate networking.

Deutsche Telekom employment alliance agreed. In March 2004, Deutsche Telekom and the ver.di trade union concluded the innovative Deutsche Telekom employment alliance. This laid down the foundations for improving the ratio of personnel costs to revenue (personnel cost ratio) on the one hand, and for securing employment on a large scale on the other. The employment alliance allowed Deutsche Telekom AG to reduce its personnel costs by around EUR 300 million year-on-year.

The key elements of the employment alliance include the shortening of weekly working hours for employees at Deutsche Telekom AG from 38 to 34, accompanied by a partial reduction in salaries and no wage or salary increases in 2004. The new agreement on weekly working hours will apply equally to employees and active civil servants, following an amendment to the Deutsche Telekom Ordinance on Working Hours. It has applied to non-civil servants from March 1, 2004 and to civil servants from April 1, 2004. The reduction in weekly working hours allows work to be allocated to more employees, thus securing employment for around 9,800 staff. As a result of the employment alliance, the moratorium on compulsory redundancies was extended to December 31, 2008. The new jobs created by reducing weekly working hours were filled by July 1, 2004. As a result, upcoming transfers to Vivento were prevented and around 2,000 transferred employees returned from Vivento to take up permanent positions in the Group.

Amendment of the Postpersonalrechtsgesetz. In addition to the employment alliance, the first Act to amend the Postpersonalrechtsgesetz (PostPersRG – Act Concerning the Legal Provisions for the Former Deutsche Bundespost Staff), which came into force in November 2004, was one of the key developments of the year for the HR department. The amended Act creates additional scope to flexibly organize the deployment of staff and key basic conditions for maintaining terms of employment for active civil servants that are competitive in the long term.

The key elements of the amended PostPersRG include the complete discontinuation of the year-end bonus from 2004. Vacation allowances were already cut and year-end bonuses reduced in 2004 under the provisions of the Bundessonderzahlungsgesetz (Federal Act on Bonus Payments). Combined with the complete discontinuation of the year-end bonus, this will fund the reduction in weekly working hours for civil servants as part of the employment alliance. In addition, the new PostPersRG offers the option of assigning civil servants tasks at other companies, while eliminating the maximum time limit of ten years for Insichbeurlaubungen. This is a special form of temporary leave granted to active civil servants to enable them to perform their duties at Deutsche Telekom AG while in an employee relationship.

Vivento establishes new business lines. The second focus of the Group’s human resources initiative is Vivento, its internal service provider for human resources and business. Vivento’s main goal is to efficiently find new jobs inside and outside the Group for the employees affected by the workforce reduction. To achieve this, it primarily develops its own business lines and also performs major projects. Vivento has launched the “Business Finder” competition for employees to develop additional business ideas.

In the 2004 financial year, Vivento created new employment opportunities by developing its own business lines. Formed as of January 1, 2004, Vivento Customer Services GmbH & Co. KG (VCS) provides innovative and fully integrated services in the rapidly growing call center market. After setting up its local operations in the course of the year, VCS was present in 18 locations throughout Germany at the end of 2004. Vivento’s second business line, Vivento Technical Services GmbH & Co. KG (VTS), started operating on July 1, 2004. VTS has positioned itself as a provider of network infrastructure services on the internal and external market. By establishing its two business lines, Vivento has succeeded in developing sustainable and staff-intensive businesses that offer new career prospects to employees transferred to Vivento. The recruitment of additional staff is planned for both business lines.

In the course of the year, Vivento succeeded in systematically increasing the employment rate. Of the around 18,300 employees (excluding permanent staff) at the end of the year, 84 percent were in employment or training.

Internal and external agreements lift employment rate. Temporary and contract employment is an intermediate step that is also important for employees as they can continue to experience the routine of working life. For many staff, this also leads to the chance for them to take up a permanent position. Key job opportunities were ensured with the signing of an administrative agreement by the Federal Employment Agency and Deutsche Telekom. Since July 2004, some 3,000 civil servants from Vivento supported the Agency as they collected and entered the data that was required for the launch of Germany’s restructured benefits for the long-term unemployed.

As part of collective bargaining, new pay-and-benefit conditions designed to support employment were agreed for transferred employees. The remuneration of employees transferred to Vivento was reduced to 85 percent of their previous annual target salary. In return, staff are paid bonuses of up to 15 percent of their annual target salary if they are deployed. The new remuneration system thus provides an incentive for employment and rewards mobility and flexibility.

Vivento will systematically continue to pursue its strategy. In 2005, Vivento’s goal will remain to rapidly find new, long-term employment within or outside the Group for as many employees as possible. To achieve this, the company will continue to take measures such as the expansion of its existing business lines. In addition, the cooperation with authorities and other employers will be expanded to find new job opportunities for civil servants in Vivento.

Mergers and spin-offs successfully supported. Collective bargaining at the Group’s subsidiaries can be regarded as another success in 2004. By working with the individual management teams and by negotiating with the ver.di service-industry union, the Deutsche Telekom Employers’ Association achieved balanced results that reflect the conditions at each company. Spin-offs such as the newly formed sales outlet company T-Punkt Vertriebsgesellschaft mbH were also implemented successfully. Collective agreements were entered into with the T-Systems division in November 2004; under the one-company concept, these include the merger of the following units: T-Systems CDS GmbH, T-Systems PCM GmbH, T-Systems CSS GmbH, T-Systems GEI GmbH, T-Systems Nova GmbH, and for former units of debis Systemshaus within T-Systems International GmbH. The collectively agreed pay-and-benefit conditions in place at the T-Systems companies can thus be integrated into a uniform set of collective agreements for T-Systems from January 1, 2005, as planned.

Workforce development (as of Dec. 31 of each year)

Employees in the Group	2004	2003	2002

Total	244,645	248,519	255,969

of which: Deutsche Telekom AG	110,979	118,669	120,009
T-Com	123,254	129,644	149,106
T-Mobile	44,592	43,427	41,597
T-Systems	39,506	40,833	43,292
T-Online	3,004	2,615	2,608
Group Headquarters & Shared Services	34,289	32,000	19,366
Breakdown by region
Germany	170,837	173,278	177,823
International	73,808	75,241	78,146
of which: other EU member countries(1)	38,789	41,846	45,755
of which: rest of Europe(1)	9,909	10,188	11,493
of which: North America	23,788	21,525	19,144
of which: rest of world	1,322	1,682	1,754
Revenue per employee in the Group
Development of productivity (thousands of €)	234	222	210

(1)          New member countries joined the EU in May 2004. Prior-year comparatives have been adjusted accordingly.

Personnel cost ratio in the Group

	2004	2003	2002

Personnel costs in the Group (millions of €)	13,535	13,917	13,480
Net revenue (millions of €)	57,880	55,838	53,689
Personnel cost ratio (%)	23.4	24.9	25.1

Innovations

	2004	2003	2002

Number of suggestions for improvement	7,737	7,995	8,703
Savings (millions of €)	87	127	385
Number of patent applications	374	402	547

Ideas management supports corporate culture. In 2004, the Group’s ideas management helped strengthen the T-Spirit vision and values with various campaigns. Each different initiative focused on one particular value promoted by T-Spirit. Around 7,105 suggestions for improvement were submitted in 2004 as a result of all the activities. Savings of around EUR 87 million were generated with a total of 7,737 suggestions for improvement, including subsequent approvals, in 2004.

“Business Finder”, a forward-looking employee competition with the goal of creating new job opportunities for employees transferred to Vivento, also produced a major response. Ideas Management provided the technical infrastructure and employees submitted a total of 185 outlines for staff-intensive business ideas. A jury selected the 14 best ideas, which were then developed into business plans. The winning team offered scanning and archiving services and thus provided jobs for more than 300 employees from Vivento.

A joint tool named KOI (Konzernweites Ideenmanagement – Group-wide ideas management) for coordinated ideas management across all Group units was also developed in the course of the year. It reflects the different procedures in the individual business areas, and can be used to integrate all ideas management processes throughout the Group without any media incompatibilities. The program will be ready for use in the second quarter of 2005.

With the help of its executives, Deutsche Telekom will bring ideas management to the fore in 2005.

“T-Spirit Check” reviews how well embedded the Group’s vision and values are. The HR department launched a motivation and qualification campaign in the second half of the year. One of the central tasks of this was to embed the change in culture in all key human resources instruments kicked off by the new “T-Spirit” vision and values.

Almost one year after the new vision and values were launched, the “T-Spirit Check” was a Group-wide review of how well known T-Spirit and its six central values are, how strongly employees identify with the new vision and values, and how managers set an example by adhering to T-Spirit. Some 37,000 staff took part in this first Groupwide online survey. The results show that T-Spirit has been well received, but the way in which it is put into practice and experienced on a day-to-day basis can be intensified.

Training and development secures the Company’s future. “High level of quality combined with efficient cost structuring” – that is the formula that Telekom Training applies to organize training and development for Deutsche Telekom. A total of 95,705 participants attended 14,109 seminars in 2004. In-class seminars were increasingly replaced by e-learning components and web-based training, and prepared and complemented by virtual classrooms and conference rooms.

4,000 new trainees recruited. The number of training positions for 2004 was also negotiated with the trade union as part of the Deutsche Telekom employment alliance. As of September 1, 2004, around 4,000 young people began training in nine professions as well as in various dual programs of study at Deutsche Telekom. Deutsche Telekom’s training program thus goes far beyond its own staff requirements and gives a large number of young people the chance to start their career. Securing this high number required concessions to be made in the trainees’ remuneration, the conditions under which they will be offered permanent positions after completing the training program, and the payment of junior staff from 2004. The top ten percent of graduates will be offered permanent positions with the Group from 2005. This puts the total number of trainees at the end of 2004 at around 11,400, and once again makes Deutsche Telekom one of Germany’s largest providers of vocational training. At the end of 2004, the trainee ratio was approximately 7.4 percent of Deutsche Telekom’s domestic workforce. Deutsche Telekom will continue to take responsibility for the next generation in 2005 by offering around 4,000 young people the opportunity of a good career with a trainee position.

Further training with Telekom Training

	2004	2003	2002

Seminars	14,109	9,476	12,021
Participants	95,705	110,620	111,168
Participant days	295,168	258,202	342,157
Global Teach sessions(1)	744,229	239,248	175,373

(1)          Global Teach is an in-house e-learning platform.

Secure retirement provision with the Telekom pension fund. Financial security after retirement is becoming an increasingly important issue for employees. Back in 2002, Deutsche Telekom set up the Group’s own Telekom pension fund (TPF) – Germany’s first company pension fund. More than 28,000 employees throughout the Group have now opted to make additional retirement provision by deferring part of their salary each month under the TPF. This makes the TPF the leading company pension fund on the market. The majority of employees are taking the opportunity to defer part of their gross salary, while the share of participants using deferred compensation from net income (under the so-called “Riester pension” plan) is very low – as is the case on the market as a whole. The total volume invested in the TPF was EUR 84.4 million as of December 31, 2004. The funds are invested using a low-risk strategy: At present, around 20 percent is invested in equities and equity-related certificates, and the rest in bonds. The TPF’s fund shares have increased by 13.3 percent (before costs) since the fund was launched in October 2002.

Responsibility regularly documented. We publish our Human Resources and Sustainability Report annually. The 2004 report is entitled “New ways. New ideas. Making tomorrow happen.” and describes Deutsche Telekom’s commitment to the economy, society, and the environment, drawing on a large number of examples. In addition, it uses HR data and other information to inform readers about structures, performance, and the potential of the Company and its employees, as well as about the Group HR strategy and relevant measures.

Sustainability and environmental protection.

• Sustainability performance measured using sustainability indicators

• T-Com is relieving the burden on the environment with rigorous energy savings

• Pilot project launched with fuel cell (F-Cell) vehicles

• Compliance with minimum social standards

Measuring our sustainability performance using sustainability indicators. “Living sustainability – in every respect.” This theme is one of the key inspirational forces behind our sustainable management. We fulfill our voluntary commitment to sustainability by systematically implementing the sustainability strategy that we adopted in 2003. Our Group must be able to suitably measure its sustainability performance so that Deutsche Telekom can continually increase its contribution to the economy, the environment, and society to promote a sustainable society. No generally-used procedure for this has yet been adopted for the companies that offer commercial services on the market. The debate about criteria among experts at national and international level has not yet been concluded either. However, we believe that it is necessary to formulate and introduce our own approaches for presenting non-financial performance on the basis of recognized criteria and experience in practice. We are aware that this is an ongoing process and we will be including the most important internal and external stakeholders in the course of its further development.

To specifically measure and manage our Group’s sustainability performance, we have compiled a set of suitable key indicators that are designed to reflect the degree of our sustainable management. Sustainability effects are recorded using specific indicators by ecological, social, and economic aspects, and their interdependence or complexity is expressed using a series of integrated indicators.

The ecological dimension of sustainability is measured among other things using an indicator that represents annual CO2 emissions in relation to energy consumption and illustrates our efforts to develop a climate-friendly energy policy. We attach great importance to our role in society – and this is reflected in a series of social indicators ranging from the standard determination of employee commitment through to compliance with social criteria at our major suppliers. In representing the economic aspect of sustainability, our priority was to use a mix of different performance indicators so as to make a comprehensive statement about sustainability as a factor for the economic success of our Company. The integrated indicators record effects on several dimensions of sustainability, for example internally-organized online training.

We will regularly publish the complete set of sustainability indicators in our Human Resources and Sustainability Report.

Energy efficiency campaign launched. Climate protection and resource efficiency are among the major global challenges of the 21st century. They are therefore given high priority in the Group – in particular at our fixed-network division T-Com. We used a total of 2,100 gigawatt hours (GWh) of electricity to operate T-Com’s information and telecommunications technology in the 2003 financial year. In statistical terms, this corresponds to the annual consumption of 510,000 four-person households. Energy is therefore a production factor that is not only relevant to the environment, but also cost-intensive. Our goal is to make all our processes as resource- and energy-efficient as possible.

T-Com has agreed energy saving goals with its branch offices since 2001 as part of its environment and sustainability program. Around 60.729 GWh of electricity were saved in 2004, thus sparing the environment 36,500 tonnes of carbon dioxide.

T-Com aims to further minimize CO2 emissions in the coming financial years. It intends to save 54 GWh of energy per year through efficiency gains and a large number of technical, organizational, and behavior-related measures. A component for success is the deactivation of systems that are no longer required, such as digital switching modules, plesiosynchronous transmission systems, and analog legacy and supplementary technology.

The E-Fit campaign weeks launched in October 2004 focus on saving energy by changing employees’ behavior. In Düsseldorf, T-Com has entered E-Fit for the European Energy Trophy. One of its goals is to analyze and optimize the energy efficiency of the office technology deployed. The focus was also on the use of waste process heat and innovative methods of energy conversion, such as heat pumps, water cooling, photovoltaic systems, and fuel cells.

Fuel cell (F-Cell) vehicles in testing. Together with DaimlerChrysler and other key companies from the automotive industry, T-Com is a project partner in the “Clean Energy Partnership (CEP)”. The project’s goal is to test the suitability of vehicles with alternative drive technologies for everyday use, and to drive forward fuel cells as an environmentally-friendly technology. Mercedes-Benz A class “F-Cell” vehicles are being used at T-Com as part of a long-term test to provide valuable information for the development of marketable fuel cells, and on the use of hydrogen as a source of energy of the future.

Fuel cell technology is based on the reaction of hydrogen with oxygen to produce water, with the energy released being used to operate an electric motor. The advantages of this are particularly quiet operation, a high degree of efficiency, and no emissions; the exhaust only emits water vapor.

Compliance with internationally recognized minimum social standards. Deutsche Telekom is committed to complying with internationally recognized minimum social standards throughout the value chain. To achieve this, we have developed a Social Charter which is binding throughout the Group. The Social Charter is a voluntary commitment made by employers that is based on guidelines and standards promulgated by the International Labor Organization (ILO) and the Organization for Economic Cooperation and Development (OECD), in addition to the values of the UN Global Compact. In 2004, the Charter was progressively integrated into purchasing and human resources management processes.

In accordance with the Group’s global procurement policies, Deutsche Telekom’s Purchasing department only does business with environmentally and socially responsible suppliers and complies with the applicable international agreements and standards, as well as with local, national, and international laws and regulations. The Deutsche Telekom Group’s guidelines on environmental protection, its social charter, and the Company’s instructions concerning safety and the environment must be observed by all purchasing staff. The Group’s General Terms and Conditions for Purchasing oblige our suppliers to observe the principles of the Social Charter.

The HR departments of the Group units submit a declaration of conformity on all the principles contained in the charter in an annual Social Performance Report.

Risk management.

• Further slight improvement in overall risk situation

• Competition and substitution risks gain further prominence

• Convergence of technologies and products generates new growth opportunities

The risk management system. Deutsche Telekom systematically exploits the opportunities available to it to achieve its growth targets, without losing sight of the related risks. In accordance with the Company’s principles of risk management, risks are assessed and only taken if an appropriate level of added value can be expected.

Deutsche Telekom regards risk management as a business challenge in which efficient procedures and a constant awareness of risks contribute to making risks as controllable and manageable as possible. Risk management is a key element in making business decisions. For several years, Deutsche Telekom has used a Group-wide risk management system whose principles are embedded throughout the Group. The system is enhanced on an ongoing basis.

The early identification, assessment, and reporting of opportunities and risks are integral components of the Groupwide planning, control, and monitoring systems, such as the annual integrated planning and management process. The systems enable the Group to initiate measures in good time to prevent or manage risks.

Each Group unit is responsible for the risk situation within its field of responsibility and for managing the risks. In accordance with this principle of decentralized responsibility, the Group units work with risk early warning systems (indicators, systems of key performance indicators, checklists, etc.) that are based on central standards but tailored to their own specific needs.

In addition to the other reporting systems, the Group has a separate, standardized risk reporting system. Risks are identified on the basis of scenario modeling and assessed according to their magnitude and probability of occurrence. Once countermeasures have been examined and risks are accounted for in planning, the latter are consolidated at the respective reporting level once per quarter and are reported to the next level if they exceed a defined threshold value. Individual risks are aggregated into an overall risk potential using IT-based simulation processes, taking into account possible correlations. Risks that could endanger the Group’s material existence or consolidated earnings are hedged using precautionary measures (e.g., insurance policies) as far as this is possible and practical. All material risks and corresponding measures are monitored on an ongoing basis.

Corporate Risk Management is in charge of the central methods and systems used for risk management. This unit ensures that the system works efficiently. The Board of Management and the Supervisory Board/Audit Committee are informed on a quarterly basis about material risks facing the Group. Unforeseen risks are reported on an adhoc basis.

Deutsche Telekom also attaches particular importance to managing risks arising from financial positions. All our treasury activities – in particular the use of derivatives – are subject to the principle of risk minimization. Derivative financial instruments are used for the purpose of hedging interest rate and currency exposures which could have an effect on cash flow. All financial transactions and risk positions are managed in a central treasury system. Management is informed about these positions on a regular basis.

The Group thus has a sophisticated overall system for identifying, evaluating, and monitoring risks throughout the Group. The system ensures that business risks are recognized at an early stage, counter measures are initiated and, insofar as it makes business sense, the risks are hedged. It covers statutory requirements for a risk early warning system and conforms with German corporate governance principles.

The efficiency of risk management processes and compliance with the regulations and guidelines defined in Deutsche Telekom’s Risk Management Manual are regularly reviewed by the Corporate Audit department.

Within the scope of the legal mandate to audit the Company’s annual financial statements, the auditor examines whether the risk management system is able to identify at an early stage risks and developments that could jeopardize the continued existence of the Company as a going concern.

The risks. Of all the risks which have been identified for the Group, those risk areas or individual risks which could have a material negative impact on Deutsche Telekom’s net worth, financial position, and results are examined below.

Economic environment. Following a rise in real gross domestic product in Germany of 1.6 percent in 2004, most economic research institutes are forecasting growth of only 1.0 to 1.5 percent for 2005. Retail consumption in Germany is expected to rise in 2005 for the first time for several years. According to the industry association BITKOM (Bundesverband Informationswirtschaft, Telekommunikation und neue Medien e.V. – the German FederalAssociation for Information Technology, Telecommunications, and New Media), forecasts for the information and communication technologies (ICT) sector are better than those for the economy as a whole.

Although economic growth is expected to slow slightly in the United States, the growth rate of over 3 percent should still remain substantially above that of the euro zone (around 2 percent). In all probability, the increase in Germany’s gross domestic product will be significantly lower than the average for the euro zone.

Telecommunications revenue in Central and Eastern Europe is growing at an above-average rate, primarily because of the historical backlog of demand by the population of these countries. Deutsche Telekom can benefit significantly from this due to its strong presence in this region.

If economic growth proves to be lower than expected, this could have an adverse effect on the willingness of our key accounts to invest, and on consumption by our residential customers. This could in turn jeopardize our growth targets – for example relating to multimedia services in mobile communications or more advanced fixed-network lines.

Industry, market, and competition. Recently, the price war in both broadband/fixed-network services and mobile communications has heated up significantly. Compared with a year ago, several competitors in Germany are now offering much cheaper end-to-end packages for telephone and DSL lines – including a flat rate for Internet (and in some cases telephone) use. In addition, some network operators are expanding their presence to include other major cities and regions. In future, Deutsche Telekom could face even tougher competition and lose further market share if its competitors were to merge. Additional substitution effects from mobile communications in particular could also have an adverse effect on Deutsche Telekom’s fixed-network revenue.

T-Mobile has started planning a program to increase the efficiency of its European investments. The aim is to save around EUR 1 billion in annual operating expenses by 2006. Roughly half of the savings will be reinvested in new products and services to generate growth.

The agreement entered into by T-Mobile USA and Cingular in May 2004 to dissolve their GSM Facilities joint venture became effective in January 2005 following the approval of the merger of Cingular with AT&T Wireless by the anti-trust authorities in the third quarter of 2004. From a current perspective, this could create competitive risks as well as opportunities.

Given the positive forecasts for the ICT market, business process outsourcing for ICT processes represents a potential opportunity for T-Systems.

Regulation. Unlike its competitors, Deutsche Telekom is subject to strict regulation in many market segments in Germany, combined with extensive powers of government agencies to intervene in the definition of products and pricing. The scope of these risks can only be estimated to a limited extent.

The new German Telecommunications Act that came into force on June 26, 2004 gives the German Regulatory Authority for Telecommunications and Posts more room for maneuver, which could lead to stricter regulation. However, it will only be possible to make definitive statements after the new Act is applied by the Regulatory Authority.

Since the new Telecommunications Act came into effect, the Federal Ministry of Economics and Labor has published draft ordinances on customer protection that will be incorporated into the Act as an Artikelgesetz (Amending Act), as well as draft ordinances on numbering, interception, and emergency calls. Some of the drafts far exceed the objectives stated in the EU’s Universal Service Directive and in the new Act and, if they became law, would lead to considerable costs for the entire sector.

Discussions are currently being held at EU level to make it compulsory to retain all customer data for at least 12 months. The data retention obligation will apply to all traffic and location data, including subscriber and user data in the areas of conventional telephony (fixed network and mobile communications) and Internet (including e-mail, Voice over Internet, etc.). This would entail considerable additional investments and recurring annual operating costs for Deutsche Telekom.

The Regulatory Authority is obliged by law to subject regulated markets in which sustained competition has evolved to general competition law. In its market analysis process, the Regulatory Authority is largely adhering to a regulatory approach. The potential for deregulation on the telecommunications markets, which exists in the case of international calls, for example, is not being exploited. In addition, the Regulatory Authority intends to address other markets that are not currently subject to regulatory approval (virtual private networks) or are currently emerging (e.g., Voice over IP). Voice over IP is an emerging market for nomadic services that no longer depend on specific customer lines. Nevertheless, the Regulatory Authority is considering including this in the market for telephone services at fixed locations, and therefore treating it in the same way as conventional telephone services for the purpose of regulation (price regulation).

Additional statutory market regulation is expected to intensify competition on the German market and therefore to put Deutsche Telekom’s revenue from its fixed-network business at risk. In particular, if regulatory measures allowed DSL lines to be separated from telephone lines, this could substantially increase the price pressure on and competition faced by Deutsche Telekom’s core business.

Deutsche Telekom is not only subject to regulation in Germany; some of its subsidiaries abroad also have to comply with local regulations. In the fixed-network segment, this applies in particular to subsidiaries in Hungary, Slovakia, and Croatia. In mobile communications, Group companies in the United States, the United Kingdom, the Netherlands, Austria, the Czech Republic, Hungary, Croatia, Macedonia, and Slovakia are supervised by regulatory authorities. A possible tightening of regulatory control in the area of mobile communications entails a risk of price reductions or losses of revenue for international roaming and call termination charges. Despite a voluntary moderate reduction in termination charges by T-Mobile Deutschland, there is still the risk of further price reductions in Germany.

On February 10, 2005, the European Commission instigated formal abuse proceedings against companies including T-Mobile in Germany. The Commission accuses T-Mobile of charging excessive wholesale prices for international roaming, i.e., for calls made by foreign mobile communications users in the T-Mobile Deutschland network, in the period 1997 to 2003. If the Commission maintains these allegations, it could impose a fine.

In the United States, T-Mobile is experiencing disproportionately high customer growth compared with its national competitors there. A requirement for additional growth is the availability of corresponding frequency capacity. If T-Mobile USA fails to acquire the relevant spectrum licenses from the U.S. regulatory authority, this could have an adverse effect on product and service quality, and therefore on T-Mobile USA’s competitiveness.

In addition, potential new consumer protection regulations in the United States could, for example, cause T-Mobile USA to incur substantial additional expenses in the area of customer data administration.

Products, services, and innovations. As a result of rapid technological progress and the trend towards technological convergence, there is a danger that new and established technologies or products may not only complement one another, but that in some cases they may even substitute each other. An example of this is Voice over IP, a technology that is becoming increasingly established in the business customer market, and that has now reached the consumer market as well.

However, new technologies also offer considerable growth opportunities for Deutsche Telekom as an integrated ICT provider. Besides the sales potential for DSL lines as a precondition for Voice over IP, this includes, for example, the integration of voice and broadband data transmission in a uniform network known as a next-generation network or NGN. This convergence generates new growth potential on the basis of innovative services. Examples of this are bundled IT and telecommunications product offerings and convergence products from the fixed-network and mobile communications segments. Technologies that used to be separate and had to be handled differently are merging to produce uniform solutions that are easy to use, efficient, and available anywhere. The focus is on the benefit to customers, not the technology.

Synergy effects can also be realized – for example in purchasing and in the shared use of IT platforms. In the same way as private WLAN is further increasing the attractiveness of broadband lines in fixed networks, the integration of WLAN with mobile terminal equipment can have the same effect for mobile communications products and services. WiMAx (worldwide interoperability for microwave access), a technology that will be ready for the market in the foreseeable future, offers a greater geographical coverage than WLAN and is suitable for providing rural areas with broadband access, for example.

As the market for mobile data services and for fixed-network broadband services is far from being saturated, there is still substantial growth potential for Deutsche Telekom. The transmission of video and music files, TV and games, etc. via the fixed-network or mobile Internet offers additional sources of income, as well as improved utilization of network capacity.

T-Systems’ business model, in particular that of T-Systems Enterprise Services, is focused on implementing major projects in the sectors of telecommunications, manufacturing, public & healthcare, and services & finance. These are subject to contractual agreements which could give rise to extensive customer claims with respect to warranties, damages, or contractual penalties where the service provided by T-Systems is deemed to be unsatisfactory. Since experience of individual customer projects is, naturally enough, limited, they also involve higher risks.

Personnel. Work on setting up a service center and installation company as subsidiaries of Vivento (the Group’s internal service provider for human resources and business) began successfully in 2004. Large-scale projects are being acquired as a supplementary measure to create temporary employment opportunities for employees transferred to Vivento and to open up additional placement opportunities. Since July 1, 2004, for example, civil servants have been assisting the Federal Employment Agency with the introduction of restructured benefits for the long-term unemployed. All in all, Vivento’s success is crucial for progress in staff restructuring within the Group.

Deutsche Telekom is continuing to consolidate its work-force in Europe. A considerable proportion of Deutsche Telekom staff in Germany is protected against dismissal as a result of their status as civil servants or under statutoryprovisions and collective bargaining agreements. As part of the employment alliance, Deutsche Telekom AG and the service industry union ver.di agreed in a moratorium that no further measures to reduce staffing requirements would be implemented in 2005, and talks will have to be held with the service industry union ver.di before any decisions are made on adjusting staff levels for 2006. These general conditions pose a major challenge for the implementation of downsizing measures.

Future workforce adjustment measures cannot be ruled out – for example under the “Save for Growth” program in the mobile communications sector, or in the business customer field (T-Systems’ Business Services). Where possible, staff are to be employed productively in other business areas rather than being transferred to Vivento.

Health and the environment. Electromagnetic fields (EMFs) are repeatedly being associated with potential environmental and health damage. This is a controversial issue and the subject of public debate. Existing public acceptance problems affect networks and the use of terminal equipment, and have an effect on T-Mobile, particularly with regard to network structure and intensity of usage. In addition to legal risks, the Company fears regulatory measures to implement the precautionary principle in the area of mobile communications.

The World Health Organization (WHO) has declared that, on the basis of current scientific knowledge, there are no known adverse effects on health below the international threshold standards. Nor is it expecting any serious dangers to arise in the future – although it does recommend continued research due to the ongoing scientific uncertainty.

Deutsche Telekom aims to overcome doubts among the general public by means of an objective, scientifically well-founded, and transparent information policy. Deutsche Telekom’s efforts to provide state-of-the-art technologies therefore include funding scientific research that aims to detect possible risks at an early stage. Among other things, Deutsche Telekom is involved in the “Mobile Communications Information Center,” an industry initiative by mobile communications enterprises, as well as in the German Research Association for Radio Applications, which supports neutral research into the biological effects of electromagnetic fields. In addition, the EMF policy adopted in 2004 has enabled T-Mobile to take measures in the areas of transparency, information, involvement, and research funding that minimize both potential legal and regulatory problems as well as problems of acceptance among the public.

IT/telecommunications infrastructure. Deutsche Telekom’s production processes are supported by information and telecommunications technology (data centers, switching nodes, transmission systems, etc.) and software applications that are constantly subject to innovative development. Disruptions and outages, e.g., due to hacker attacks, sabotage, power failures, natural disasters, or other events, could have a sustained adverse effect on Deutsche Telekom’s internal production processes and customer services (including data and voice traffic and the Internet).

Deutsche Telekom counteracts these risks by employing a large number of measures, including backup systems and protective systems such as firewalls, virus scanners, and building security. Early warning systems ensure that automated and manual countermeasures can be initiated in a timely manner in the event of disruptions. In addition, efficient organizational and technical emergency procedures are in place to minimize damage. Group-wide insurance programs have also been established to cover operational interruptions and damage to current and non-current assets.

Purchasing. As an IT/telecommunications service provider, and an operator and provider of IT/telecommunications products, Deutsche Telekom cooperates with an extremely broad variety of suppliers of technical components. It employs a large number of precautionary measures to counteract potential risks, such as supplier default or dependence on individual suppliers. These include Group-wide global procurement policies and state-of-the-art quality standards to safeguard the supply and procurement process.

Litigation. Deutsche Telekom is party to several court and out-of-court proceedings with government agencies, competitors, and other parties. The proceedings listed below are of particular importance from Deutsche Telekom’s point of view.

A series of lawsuits combined to form class actions have been submitted to the United States District Court for the Southern District of New York by or on behalf of alleged buyers of American Depositary Shares of Deutsche Telekom, which were issued on the basis of a registration statement on Form F-3 filed with the SEC on May 22, 2000 and a prospectus dated June 17, 2000, as well as by alleged buyers of American Depositary Shares who purchased these shares in the period from June 19, 2000 up to and including February 21, 2001. These lawsuits are asserting claims in court against Deutsche Telekom and other organizations pursuant to U.S. securities laws. Explicitly without admitting any misconduct, Deutsche Telekom has reached a settlement agreement with the representatives of the plaintiffs in the class action relating to prospectus liability that is pending before the United States District Court for the Southern District of New York. Under the agreement, Deutsche Telekom will make a payment of USD 120 million (around EUR 92.2 million) to cover all claims asserted in the United States in connection with the public offer to purchase Deutsche Telekom shares in June 2000. The judge in charge must approve this agreement for it to be effective; this approval is currently pending.

In Germany, a large number of actions (around 2,040 actions by 11,890 plaintiffs) have been filed by alleged buyers of Deutsche Telekom shares that were sold on the basis of the prospectuses dated May 28, 1999 and May 26, 2000. Many of these actions maintain that Deutsche Telekom did not recognize and amortize the carrying amount of its real property assets correctly in accordance with statutory accounting requirements. Moreover, in a number of these actions, claims regarding the VoiceStream (now T-Mobile USA) transaction have been filed that are based on the same charges made in the U.S. class action. In other proceedings, it has been asserted that Deutsche Telekom failed to provide information on certain risks and to draw attention to discussions being held by the Board of Management. It is also claimed that Deutsche Telekom paid an excessively high purchase price for acquiring One 2 One (now
T-Mobile UK), and that, in the light of its business plans and prospects, the market price of Deutsche Telekom’s shares at the time of the share placement was too high. Since not all of the actions have been served yet, it is possible that further charges may be filed of which Deutsche Telekom is not yet aware. Some of the actions are also directed at KfW (formerly Kreditanstalt für Wiederaufbau)and/or the Federal Republic of Germany. The first court hearings were held on November 23, 2004. A further hearing is scheduled for June 21, 2005. Furthermore, around 15,000 alleged buyers of Deutsche Telekom shares have initiated conciliatory proceedings with a state institution in Hamburg, the Öffentliche Rechtsauskunfts- und Antragsstelle der Freien und Hansestadt Hamburg. These proceedings are expected to relate to the above-mentioned claims.

Deutsche Telekom and DaimlerChrysler Services, as members of the Toll Collect consortium, as well as the consortium itself received written notification of the institution of arbitration proceedings from the Federal Republic of Germany. Under the terms of the agreement between the members of the consortium and the Federal Republic of Germany, any disputes relating to the toll collection system shall be settled by a court of arbitration. In this notification, the Federal Republic of Germany asserts its claim for damages of EUR 3.56 billion plus interest for lost toll revenues resulting from the delays in toll collection. In addition, the Federal Republic of Germany is asserting a claim for contractual penalties in the amount of EUR 1.03 billion plus interest for alleged violations of the agreement for the period up to July 31, 2004. The amount of EUR 1.03 billion may rise as the Federal Republic is also claiming time-related contractual penalties.

In April 2001, QPSX Europe GmbH filed an application for an injunction against Deutsche Telekom and Siemens AG at the Munich Regional Court, contending that the defendants are infringing a patent right belonging to the plaintiff by providing services on the basis of Asynchronous Transfer Mode Technology (ATM technology). Due to the fact that ATM technology is used in a range of products and services provided by Deutsche Telekom, such as T-DSL and T-ATM, an unfavorable outcome to these proceedings could entail disadvantageous financial effects for Deutsche Telekom’s business. Based on an action instigated by Deutsche Telekom AG, the German Federal Patent Court (Bundespatentgericht) in June 2004 declared the disputed patent void within the sovereign territory of the Federal Republic of Germany. QPSX has filed an appeal with the Federal Court of Justice.

The responsibility for providing housing assistance to former employees of Deutsche Bundespost was transferred to Deutsche Post AG in 1995. The parties differ in opinion regarding the proportion to be reimbursed by Deutsche Telekom for these services. In September 1998, Deutsche Post AG instigated arbitration proceedings in order to receive payments from Deutsche Telekom for costs entailed in providing housing assistance to former employees of Deutsche Bundespost, including a number of Deutsche Telekom employees. At present, Deutsche Post AG is demanding payments amounting to around EUR 140 million from Deutsche Telekom. If this claim is successful, Deutsche Telekom expects Deutsche Post AG to file further claims. In March 2000, Deutsche Telekom filed counterclaims amounting to EUR 62.6 million, demanding the return of prepayments it had made in 1995 and 1996.

Deutsche Telekom AG intends to defend itself resolutely in each of these court, conciliatory, and arbitration proceedings. It is not possible to make any statement about the outcome of these proceedings at this point in time.

T-Online merger. The planned merger of T-Online into Deutsche Telekom will not become effective until the merger has been registered with the Commercial Registry at the registered office of Deutsche Telekom, which can only happen subsequent to registration of the merger with the Commercial Registry at the registered office of T-Online and, if Deutsche Telekom carries out a capital increase for the purposes of the merger, subsequent to registration of the capital increase with the Commercial Registry at the registered office of Deutsche Telekom. The entry into force of the merger and the realization of the goals associated with the merger will be delayed if a rescission suit is filed challenging the decision approving the merger and the responsible court does not decide that the rescission suit should not prevent the registration of the merger with the Commercial Registry.

Investors wishing to own T-Online shares but not Deutsche Telekom shares can sell the T-Shares they receive or can expect to receive in the course of the merger. This could put pressure on the market price of the T-Share.

Once the merger of T-Online into Deutsche Telekom has become effective, T-Online shareholders who received Deutsche Telekom shares in return for their T-Online shares in the course of the merger can file a legal challenge to have the exchange ratio laid down in the merger agreement reviewed. The court hearing this challenge could, for various reasons, find for the T-Online shareholders that the exchange ratio laid down in the merger agreement is too low and that the T-Online shareholders should therefore be granted a supplementary cash payment.

Currency and interest rate risks. Deutsche Telekom is exposed to currency risks due to its international business activities. The risks resulting from the purchase and sale of goods and services in various currencies are relatively low, as most of the inflows and outflows relating to the companies operating abroad are recorded in the respective local currency. Currency risks relating to operating, investing, and financing activities that have an impact on cash flows are hedged in full. Only the foreign currency effects from the translation of balance sheet items that do not affect cash flows are not hedged.

In its operating activities, Deutsche Telekom primarily used forward exchange transactions (euro to U.S. dollar) in 2004 to hedge foreign-currency payments for international carriers and payments for procurement. In its investing activities, Deutsche Telekom hedged the sale of its shares in Intelsat and the full acquisition of the Slovak company EuroTel by Slovak Telecom in 2004 by entering into foreign exchange purchase contracts (U.S. dollar to euro) and foreign exchange sale contracts (U.S. dollar to Slovak koruna) respectively. Currency options were not employed for investing activities in 2004.

To ensure financing with matching currencies, Deutsche Telekom uses primary instruments denominated in foreign currencies, as well as interest-rate/cross-currency swaps for long-term foreign-currency financing and foreign exchange swaps for short-term foreign-currency financing. In 2004, cross-currency swaps were used for the internal financing of MATÁV (euro to Hungarian forint) and T-Mobile UK (pound sterling to euro). Foreign exchange swaps were entered into for short-term intragroup loans denominated in various foreign currencies. External financial instruments that are not in a functional currency (primarily bonds and medium-term notes) are fully transformed into euros, pounds sterling, or U.S. dollars using cross-currency interest rate swaps.

As a result of its hedging policy, Deutsche Telekom does not believe that, in the case of foreign currency derivatives that can be allocated to a balance sheet item, it is exposed to a material risk of fluctuations in cash flows arising from changes in exchange rates, because the fluctuations are offset by the underlying transaction. Foreign currency derivatives that cannot be allocated to a balance sheet item are used to hedge planned transactions. These transactions do not expose the Company to any material risk of fluctuations in cash flows from changes in exchange rates, as the cash flows from planned transactions and foreign currency derivatives offset each other. As the underlying transaction cannot be allocated to a balance sheet item, hedged planned transactions have an impact on income as a result of the recognition of the hedge only in the balance sheet. Deutsche Telekom is primarily exposed to interest risks in the euro, U.S. dollar and British pound sterling currencies. As part of interest rate risk management, the Board of Management specifies the ratio of fixed and variable interest-bearing items in these three currencies once a year, and Treasury implements corresponding measures using derivative instruments. In its interest rate risk management activities in 2004, Deutsche Telekom exclusively entered into plain vanilla interest rate swaps to adjust the interest rate portfolio. Among eurodenominated instruments, Deutsche Telekom primarily employed receive fixed, pay variable interest rate swaps. Existing receive variable, pay fixed interest rate swaps denominated in U.S. dollars and British pound sterling were closed out in 2004.

As of December 31, 2004, 16 percent of net debt bore variable interest rates. These items are exposed to the risk of changes in interest rates. Changes in the level of interest rates influence the level of interest payments. If the yield curve increased by 100 basis points due to an exogenous shock, the negative effect on cash flows would be EUR 62 million per year. The 84 percent of Deutsche Telekom’s net debt with a fixed interest rate is subject to price risk resulting from changes in market interest rates.

Financing and rating. Deutsche Telekom reduced its net debt considerably over the course of the year. Net debt amounted to EUR 35.2 billion at the end of 2004. The capital market rewarded this success with a considerable cut in the credit spread for Deutsche Telekom bonds compared with risk-free investments. The rating agencies, too, have upgraded their credit ratings for Deutsche Telekom. On May 10, 2004, Fitch upgraded its rating for Deutsche Telekom’s long-term debt to Single A-. On May 28, 2004, Standard & Poor’s raised its outlook from stable to positive, while Moody’s lifted its long-term rating by one notch to Baa1 on October 15, 2004.

Deutsche Telekom only enters into contracts for financial instruments with banks whose credit rating or comparable credit quality assessment is at least BBB+. A system of limits applies depending on the individual rating. The Company has also signed collateral agreements with several banks that require cash collateral for financial transactions with a positive fair value above a defined allowance. As a result of these agreements, Deutsche Telekom does not believe that it is exposed to a material credit risk in the case of financial instruments. Group Treasury performs liquidity planning on a monthly basis. This ensures that payment obligations can be met at any time using financial assets or open credit lines. We do not believe that we are subject to any material liquidity risks due to our syndicated and bilateral credit lines.

Sales of shares by the Federal Republic or KfW. Continuing its policy of privatization, the Federal Government has announced that it intends to sell further equity interests in 2005, including shares in Deutsche Telekom AG, in a manner that does not disrupt capital markets and with the involvement of KfW. For shareholders, there is a danger that the sale of a significant volume of Deutsche Telekom shares via KfW, or speculation to this effect on the markets, could have a negative short-term impact on the price of Deutsche Telekom shares.

Assessment of the overall risk/opportunity situation. The Company’s assessment of the overall risk situation is the result of a consolidated evaluation of all material individual risks. Deutsche Telekom has continued to substantially reduce its net debt, and this has been instrumental in further improving its rating situation. The successful launch of Toll Collect has eliminated a major project risk, although arbitration proceedings are still pending.

Competition risks and substitution risks will become more important in the area of broadband/fixed-networks as well as in mobile communications. In addition, regulatory risks remain an area of focus. As an integrated telecommunications and IT group, however, Deutsche Telekom is well positioned to face these potential challenges.

In summary, the overall risk/opportunity situation has improved again year-on-year. From today’s perspective, the continued existence of the Company as a going concern is not in danger.

Key events after December 31, 2004.

Euro bond issued by Deutsche Telekom International Finance B.V. On January 19, 2005, Deutsche Telekom issued a euro bond worth a total of EUR 3 billion through its Dutch financing subsidiary Deutsche Telekom International Finance B.V. The bond was issued in two tranches. One tranche with a volume of EUR 1.25 billion is due for repayment in five years and has a coupon of 3.25 percent. It was sold to investors at a spread of 0.33 percent above the interbank interest rate for the same period (mid-swap rate). A ten-year tranche with a volume of EUR 1.75 billion has a coupon of 4.00 percent and was issued at a spread of 0.52 percent above the mid-swap rate. The proceeds of the bond will help to maintain general liquidity. Deutsche Telekom’s net debt will not increase due to the bond issue.

T-Mobile USA has concluded the acquisition of the GSM network in California and Nevada. In May 2004, T-Mobile USA and the U.S. mobile communications company Cingular Wireless signed an agreement covering the dissolution of the joint venture, established in 2001, for mobile telephone service in California, Nevada, and New York and the acquisition of the GSM network in California/Nevada from Cingular Wireless. T-Mobile USA will become the owner of the GSM network in California and Nevada and will regain ownership of the network in New York, having previously routed its traffic in these markets via the network of the joint venture. After the transaction had been approved by the relevant authorities in the fourth quarter of 2004, T-Mobile USA made the net cash payment of approximately USD 2.5 billion to Cingular in January 2005, as stipulated in the agreement. The net cash payment is composed of the purchase price of USD 2.5 billion for the GSM network in California and Nevada, less the settlement payment of USD 200 million relating to the dissolution of the joint venture, plus a payment of approximately USD 200 million for network spectrum in the respective markets of California and Nevada.

Deutsche Telekom AG exercises call option to acquire PTC shares from Elektrim. Deutsche Telekom AG exercised the call option to acquire shares owned by Elektrim in the leading Polish mobile provider Polska Telefonia Cyfrowa Sp.z o.o. (PTC) in accordance with the verdict of the Vienna arbitration court. This move brings PTC an important step closer to the urgently needed clarification of corporate responsibility in the company. In its verdict in December of last year, the Vienna arbitrational court upheld most of the motions filed by T-Mobile Deutschland, the 49-percent shareholder in PTC. The court found that the transfer of shares from Elektrim S.A. to Elektrim Telekomunikacja, in which the French company Vivendi Universal holds a considerable stake, was null and void and that Elektrim S.A. had been the continuous holder of shares in PTC from the outset. The court also found that T-Mobile, under the provisions of the PTC shareholders’ agreement, has an option under certain conditions to acquire these shares from Elektrim. In the face of vigorous resistance from Elektrim Telekomunikacja, which enjoys the backing of the French company Vivendi Universal, and despite support from T-Mobile, Elektrim has not succeeded in fulfilling these conditions. The European Commission gave Deutsche Telekom clearance under competition law to acquire a majority holding in PTC on October 29, 2004.

Successful start to the heavy vehicle toll system in Germany. The Toll Collect consortium, in which Deutsche Telekom holds a 45-percent stake, has been operating the new system for collecting distance-based tolls for heavy vehicles upwards of 12 tons total weight on German autobahns since January 1, 2005 on behalf of the German Federal Ministry of Transport, Building and Housing. The start of toll collection was mostly problem-free. The first billing cycle for the toll statements and itemized journey lists for the more than 80,000 users already registered was also successful. As expected, most log-ons in the toll system are automatic: 77 percent of log-ons are via the on-board units and only 23 percent via the Internet log-on system and the toll station terminals.

T-Com launches new set of rates for consumer fixed-network telephony. As part of its 2005 price campaign, T-Com is offering not only simple, transparent and flexible rates, but also improved services and lower prices for consumer fixed-network telephony from March 1, 2005. In future, customers will be able to choose between the Call Plus, Call Time, XXL, and XXL Freetime rates. The new range of rates not only creates transparency and greater convenience, but above all savings for the customers, for example price cuts of up to 75 percent for the City rate and 59 percent for long-distance calls. These new rates are intended to increase customer retention and stabilize T-Com’s market shares.

Outlook.

• Global pace of growth will slow

• Realignment of the Group on three strategic business areas

• Merger of T-Online International AG into Deutsche Telekom AG progressing

• Long-term strategic program of measures initiated

• Clear course for sustained profitable growth

Global upturn will lose some of its momentum in 2005. Leading economic research institutes are forecasting a slowdown in the global economic upturn in 2005. In particular, they believe that a tailing off of economic policy initiatives and the high oil price will have a negative effect. Growth in macroeconomic output in 2005 will be driven primarily by positive corporate earnings worldwide and the resulting increase in investment. The United States will remain one of the fastest-growing regions in the industrialized world. Slight economic growth is forecast for the euro zone, accompanied by increasing investment. However, we expect growth in Germany to be lower than in the euro zone as exports lose momentum. We agree with the research institutes in predicting growth of around 2.0 percent in the euro zone in 2005, and around 3.2 percent worldwide.

Realignment of the Group on three strategic business areas. We have reoriented the previous 4-pillar structure of our Group – which aimed to exploit the growth potential offered by separate telecommunications products such as voice lines, Internet access, subscriber growth in mobile communications, and IT services – on three strategic business areas in line with our principle of even greater customer orientation. In doing so, we are focusing on the three growth areas of the ICT industry that are essential for our Company: broadband/fixed network, mobile communications, and business customers. As of the beginning of the year 2005, we have adjusted our Group’s structure accordingly. The realigned structure of the Group was designed for the purpose of systematic customer orientation. And we are convinced that integrated products consisting of components from different strategic business areas, such as Broadband/Fixed Network and Mobile Communications, can be designed and marketed within the new structure. We call this “intelligent integration” as the focus is on the added value for the customer.

Our strategic business areas will influence our customers’ perception of the “T” brand in the long run through the quality of their products and services, and the extent to which they clearly demonstrate their customer focus. We intend to develop the “T” into a seal of quality, innovation, and efficiency in the eyes of our customers. We are therefore aiming for quality leadership in all strategic business areas. We are well aware that we have set ourselves ambitious goals not only, but predominantly, in the German mass market. However, excellence of performance will be the most important principle for all levels in our value chain. In an increasingly fierce competitive environment, we want to be perceived as a trustworthy partner who excels with quality, innovation and efficiency. Ultimately, we want to be seen as the leading integrated telecommunications provider worldwide.

Merger of T-Online International AG into Deutsche Telekom AG progressing. A core element of our strategic realignment is our goal of merging T-Online International AG (“T-Online”) into Deutsche Telekom AG (“Deutsche Telekom”). The merger underlines T-Online’s central role in the further development of the new Broadband/Fixed Network strategic business area.

The complete integration of T-Online within Deutsche Telekom is crucial to Deutsche Telekom’s realigned strategy of developing its fixed-network and broadband business in Germany. Deutsche Telekom’s Broadband/Fixed Network strategic business area concentrates on combining network access, communication, and entertainment services for the mass market. We are convinced that this “double-play” (network access/communication) and “triple-play” (network access/communication/entertainment services) approach is a key requirement for the future growth of broadband business in Germany. We expect this integrated broadband strategy to strengthen customer loyalty, generate ways of driving forward revenue per customer, and counter the decline in the voice telephony market in conventional fixed networks. The complete integration of T-Online with Deutsche Telekom will provide our Group with the necessary flexibility to present a single face to the customer and to achieve sustainable customer relationships. For this reason we have made it a high priority to complete the merger of T-Online into Deutsche Telekom rapidly.

The Boards of Management of Deutsche Telekom AG, Bonn, and T-Online International AG, Darmstadt, have concluded a merger agreement that must be approved by the shareholders’ meetings of Deutsche Telekom and T-Online to be effective. To this end, the agreement will be presented to the ordinary shareholders’ meeting of Deutsche Telekom on April 26/27, 2005 and the ordinary shareholders’ meeting of T-Online on April 28/29, 2005. As soon as the merger becomes effective, T-Online’s entire assets will be transferred to Deutsche Telekom (merger by absorption) in accordance with the provisions of the German Reorganization and Transformation Act (Umwandlungsgesetz – UmwG). At the same time, T-Online International AG will cease to exist as an independent company. The (outside) shareholders of T-Online will receive shares of Deutsche Telekom in return for their T-Online shares in accordance with the exchange ratio laid down in the merger agreement and the additional cash payment defined therein. A merger report contains details of which procedures and assumptions are used to determine the enterprise values and how the exchange ratio was calculated from these. The merger report drawn up in accordance with section 8 (1) UmwG includes information that is designed to help shareholders make a decision on the merger. The Boards of Management of Deutsche Telekom and T-Online have exercised the option provided by law to prepare a joint merger report.

“Excellence Program” defines concrete measures for the coming years. We believe that we are at the beginningof a new era: The consolidation and deleveraging phase is largely complete. At the same time, customer and capital market demands are increasing and competition is getting even tougher. Against the backdrop of these developments we want to consistently gear our action to our customers’ needs and position ourselves on the market as quality leader. As a result, we have launched a three-year Excellence Program aimed at systematically focusing on all aspects of customer needs to enable us to achieve sustained profitable growth.

Firstly, the Excellence Program comprises a specific growth program for each of our three strategic business areas: “re-define” (Broadband/Fixed Network), “Focus on Growth” (Business Customers), and “Save for Growth” (Mobile Communications). “re-define” focuses on three initiatives: “innovation and growth”, “quality and efficiency,” and increased customer focus. Its implementation will be driven by a new corporate culture that will be based on promoting entrepreneurial thinking by all our employees. “Focus on Growth” aims to optimize customer orientation and concentrates on customers, products, operational excellence, efficiency, and mobilization. Under the “Save for Growth” program, we are examining the value added by all our structures as well as our core and supporting processes. Major proportions of the released resources will be used for future investments. Secondly, all business area-specific programs will be actively supported by centrally managed, Group-wide coordination of the following projects: “Customer and Brand,” “Products and Innovations,” “Operational Excellence,” “Profitability,” and “Human Resources.”

Stronger focus on the broadband strategic growth market. In 2005, the Broadband/Fixed Network strategic business area with its two business units T-Com and T-Online is focusing on securing and further developing its core business of voice telephony and network access, as well as on expanding its broadband business and optimally exploiting the potential generated by the planned merger.

The T-Com business unit will continue to concentrate on securing and further developing its core business. Regulatory measures, Voice over IP, and increasing fixed-to-mobile substitution in particular will continue to have an adverse effect on our access and call business. We will counter this development by further optimizing and simplifying our product portfolio, among other measures. In addition, we will continue our broadband campaign to maintain the level of revenue on the one hand and create the prerequisite for successfully launching innovative products on the other. In terms of revenue, we aim to counter the decline in the call business by generating growth in the broadband business. Our focus will continue to be on profitability and financial security in 2005, so that EBITDA (earnings before interest, depreciation and amortization) can withstand the pressure on the revenue side. The T-Com business unit’s capital expenditure will center around rolling out the subscriber line network, expanding DSL, and upgrading transmission paths.

T-Online will support the growth in its access business by growth in its non-access business, while further intertwining the two areas. The development and launch of tailored double-play and triple-play offerings will ensure additional growth and help T-Online to target customers in a value-driven manner. The unit is also moving into new areas of business in digital retailing thanks to Musicload and Gaming. T-Online expects to boost its revenue again in 2005 as a result of these measures. It will continue to increase efficiency by improving processes and continually exploiting economies of scale, although the planned revenue measures will entail much more aggressive investments in marketing and substantially higher customer acquisition costs, particularly in 2005.

Mobile communications remains the growth driver. The Mobile Communications strategic business area will continue to concentrate on the mobile communications growth market and will remain the Group’s growth driver in the future. The business area’s development is primarily driven by subscriber growth in the U.S. market. In the markets of Western Europe, which are virtually saturated in terms of subscriber growth, mobile communications providers are focusing on increasing the intensity with which both voice and data services are used. T-Mobile will implement ambitious measures as part of its “Save for Growth” program to provide it with the necessary resources for this growth.

As a result of the developments and measures described, we are forecasting substantial year-on-year revenue and EBITDA growth in mobile communications.

The Group’s capital expenditure in 2005 will continue to focus on its mobile communications business. In the United States, we are driving forward the expansion of network capacity and the acquisition of additional mobile communications licenses to secure medium-term growth, while capital expenditure in Europe is being driven by the need to improve the quality of existing GSM networks and to further roll out the UMTS networks.

Business customers offer potential for growth. We are expecting our newly formed Business Customers strategic business area – consisting of the T-Systems Enterprise Services (serving around 60 multinational corporations and large public authorities) and
T-Systems Business Services (serving around 160,000 large and medium-sized business customers) business units – to further lift its revenue and EBITDA slightly in 2005, despite substantial competitive pressure. One of the keys to achieving this goal will be systematic orientation towards the needs of business customers; this is reflected in the business area’s new structure. The volume of investments in 2005 will remain on a par with 2004.

The main growth drivers in the T-Systems Enterprise Services business unit are business process outsourcing and an increased share of business customers’ ICT budget, and we see additional potential in new international business areas and, in particular, major deals. Innovative products and solutions in the areas of IP, LAN, and standardized IT services in particular are intended to ensure growth in the difficult market environment facing T-Systems Business Services, as is the regaining of market shares. The reorganization will also enable this new business area to leverage potential synergies, for example by bundling the platform environment.

The Group will drive forward its strategy of profitable growth. 2005 will be dominated by our strategic realignment. Although we are not expecting to reap the successes of the Group’s restructuring until 2006, we are predicting a further increase in net revenue in 2005.

We are also predicting another increase in Group EBITDA in 2005 – driven by the positive development of revenue and sustained efficiency gains. We are aiming for another substantial increase in net income in 2005 as a result of the aforementioned revenue growth combined with an improvement in cost structures, which will be partially offset by a higher tax expense.

In 2005, we will further expand investments in property, plant, and equipment and intangible assets (excluding goodwill) in accordance with our strategy of profitable growth. The largest investments are earmarked for the Mobile Communications and Broadband/Fixed Network business areas. In Mobile Communications, we are focusing on expanding network capacity in the United States to lay the foundations for additional customer growth. The purchase of Cingular Wireless’ GSM mobile communications network in California/Nevada and spectrum are part of this. In Europe, investments will be made primarily to improve the quality of existing GSM networks and to further roll out UMTS networks. In the Broadband/Fixed Network business area, we are planning in 2005 to increase capital expenditure in the roll-out of the subscriber line network, the expansion of DSL, and the upgrading of transmission paths.

The planned investments, the intended merger of T-Online into Deutsche Telekom, and the proposed dividend payment will increase liquidity requirements in 2005. We will cover this as far as possible by cash flow from operating activities.

In the 2005 financial year, we will be converting our accounting standards from HGB (Handelsgesetzbuch – German Commercial Code) to IFRS (International Financial Reporting Standards). This will have an effect on the Group’s key performance indicators. Revenue and EBITDA will change only slightly, while net income and shareholders’ equity will increase overall. This rise relates in particular to the discontinuation of the amortization of goodwill and U.S. mobile communications licenses. In addition, net debt will increase as a result of different recognition requirements for receivables and liabilities under IFRS.

The divisions

T-Com
T-Mobile
T-Systems
T-Online
Group Headquarters & Shared Services
Reconciliation of pro forma figures

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T-Com. Strong growth in promising broadband market.

• T-Com strongest revenue engine in the Deutsche Telekom Group

• Profitability rises again

• Broadband business in new customer segments

• Key technology for next generation network now available

• Future focus on consumers and broadband business

T-Com

(millions of €)	2004	2003	Change

Total revenue(a)	27,814	29,206	(1,392)
Germany	23,921	25,351	(1,430)
Central and Eastern Europe	3,893	3,855	38
Results from ordinary business activities(b)	5,525	4,690	835
EBITDA(c)	10,240	10,164	76
EBITDA, adjusted(b)	10,466	10,356	110
Germany	8,738	8,667	71
Eastern Europe	1,728	1,689	39
EBITDA margin, adjusted(c) (%)	37.6	35.5	2.1

Investments in property, plant, and equipment, and intangible assets(d)	(2,330)	(2,129	(201)

Average number of employees for the year	125,395	139,548	(14,153)

(a)          Including DeTeMedien and agency business.

(b)         In contrast to previous reporting, the investment in Toll Collect has been reported under T-Systems rather than T-Com since April 1, 2004. Prior-period comparatives have been restated accordingly.

(c)          Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. For detailed information and calculations please refer to the chapter on “Reconciliation of pro forma figures” starting on page 123.

(d)         Excluding goodwill and intragroup transfers.

Broadband communications in high-performance networks is one of the most important trends in today’s telecommunications market. In the next few years, broadband will converge applications in telecommunications, information technology, consumer electronics and household technology to enable new electronic services and open up new areas of business for innovative service providers. T-Com is the key engine of broadband development in Germany and one of the driving forces behind this technology’s expansion in Europe. With systematic implementation of its broadband strategy, T-Com is laying the cornerstone for long-term growth.

Rapid growth in broadband customer base. T-Com reports continued success with its broadband business in 2004. In Germany alone, the number of DSL lines rose from 4.0 to 5.8 million in the period under review (including resale, i.e. upstream products from T-Com sold by third-party providers.) In the Deutsche Telekom subsidiaries managed by T-Com in Hungary, Croatia and the Slovak Republic, business operations also focused predominantly on broadband communications. With 6.1 million broadband DSL and around 54.7 million narrowband lines (including ISDN channels), T-Com is still one of the largest fixed-network providers in Europe.

As well as Deutsche Telekom Group business units, T-Com customers include around 200 other telecom companies who use the wholesale broadband communications products, for example as a base on which to offer their own services. By marketing these upstream products, T-Com gives added impetus to the broadband market.

T-Com’s broadband strategy is based on the powerful fixed-network infrastructure that it operates for the Deutsche Telekom Group. It is one of the most state-of-the-art networks in the international telecommunications market today. To ensure that it will be ready to meet the needs of future broadband applications, T-Com has also embarked on the evolution process leading to the next generation network, the communications infrastructure of tomorrow.

T-DSL success story. Deutsche Telekom began marketing broadband lines based on DSL (Digital Subscriber Line) technology in August 2000. This technology uses standard phone lines for broadband data communications, including fast information retrieval from the Internet. In September 2004, T-Com welcomed its five-millionth T-DSL customer. With growth of 1.8 million T-DSL lines, 2004 was the most successful year since the launch of DSL in Germany. By comparison, the customer base grew by 1.2 or 1.4 million lines in each of the three previous years. A study published by the German Institute for Economic Research (DIW) in spring 2004 showed that Germany has a flourishing market for broadband Internet access technology. T-Com’s goal is to increase the total of DSL lines to around ten million by the end of 2007.

T-DSL portfolio refocused on customer needs. Relaunch of the T-DSL product portfolio was pivotal to the success of T-Com’s broadband strategy. T-Com gave the go-ahead for marketing of “T-DSL One, Two, Three,” a special offer for consumers that took off on April 1. Repositioning of the T-DSL offering went hand in hand with increased broadband transmission rates and price adjustments. In some cases, the price for high-speed access to the Internet actually fell by up to 33 percent, enabling T-Com to win new customer groups for broadband communications.

At the beginning of the second quarter of 2004, the three different transmission rates in T-Com’s T-DSL offering – up to 768 kilobits per second (kbit/s), up to 1.5 megabits per second (Mbit/s) and up to 2.3 Mbit/s – were replaced by three separate product versions:
T-DSL 1000 with a downstream rate of up to 1 Mbit/s, i.e., for data retrieval from the Internet, T-DSL 2000 with a maximum speed of 2 Mbit/s, and T-DSL 3000 with up to 3 Mbit/s.

The relaunch was T-Com’s answer to the mounting demand for more bandwidth in Internet communications. More customers now want to take advantage of Web services involving high volumes of data, downloading video and music files as well as bulky software programs from the Net. The steady convergence of consumer electronics and the Internet also requires high transmission speeds for retrieval of media content. More and more users are linking their home computers in networks and then connecting these up to the Internet, which has again increased the demand for broadband lines. The T-DSL products from T-Com are the answer to these special needs, since they offer maximum convenience and make Internet usage even more attractive. A vital feature in T-DSL’s favor is the clear product portfolio structure that has made the offer more transparent for customers, automatically improving the conditions under which the various T-DSL offers are marketed.

T-Com subscriber data

(millions)*	2004	2003	Change

Broadband lines (in operation)	6.1	4.1	2.0
DSL (Germany)	5.8	4.0	1.8
DSL (Central and Eastern Europe)	0.3	0.1	0.2
Narrowband lines incl. ISDN channels(a), (b)	54.7	55.5	(0.8)
Germany	47.9	48.7	(0.8)
Standard analog lines	26.2	27.2	(1.0)
ISDN channels	21.7	21.5	0.2
Central and Eastern Europe	6.8	6.8	0.0
MATÁV group(b)	3.5	3.5	0.0
Slovak Telecom (ST)	1.3	1.4	(0.1)
T-Hrvatski Telekom (T-HT)(c)	1.9	1.9	0.0
Subscribers to AktivPlus calling plan	12.1	11.6	0.5
Mobile subscribers	8.2	5.1	3.1
T-Mobile Hungary(d)	4.0	3.8	0.3
T-Mobile Hrvatska(e)	1.5	1.3	0.2
EuroTel Bratislava(f)	1.9	—	—
Mobimak(g)	0.8	—	—

*                 The total was calculated on the basis of precise figures and rounded to millions.

(a)          Telephone channels, including for internal use.

(b)         Subscriber-line figures are recorded including MATÁV’s subsidiary MakTel.

(c)          Brand name as of October 2004; legal name HT-Hrvatske telekomunikacije d.d.

(d)         Formerly Westel, rebranded as T-Mobile Hungary on May 3, 2004.

(e)          Formerly HT mobile komunikacije, rebranded as T-Mobile Hrvatska on October 1, 2004.

(f)            EuroTel Bratislava a.s. to be included in the T-Com consolidated group at balance sheet date with effect from December 31, 2004 for the first time.

(g)         Mobimak is fully consolidated through MakTel as of 2004.

Existing customers successfully moved to high-speed communications. In the course of the 2004 financial year, T-Com succeeded in putting the technical infrastructure in place that allows virtually all T-DSL customers to benefit from faster transmission rates. By year-end, all network service areas offering T-DSL had been converted to the faster Internet speeds. While new customers were able to choose one of the new transmission rates of one to three megabits per second right from the start, existing T-DSL customers were all migrated successfully to one of the new T-DSL products by the end of 2004, taking full advantage of the available technology.

Thus T-Com has taken vital steps towards the future expansion of its broadband communications business, for instance to enable even more intensive cross-selling with T-Online.

Successful broadband offering launched together with T-Online. In August and September last year, T-Com and T-Online collaborated on an attractive offer for low-cost entry to the world of broadband communications. Under the terms of their “Three times zero” campaign, new customers saved EUR 199 when they ordered a T-DSL line. This special promotion from T-Com and
T-Online gave the broadband campaign added momentum. During the months the offer was valid, around 300,000 customers opted to subscribe to a T-DSL line.

WLAN – a key component in broadband strategy. WLAN technology (Wireless Local Area Network) is ideal for broadband access based on radio technology and is a central element of T-Com’s broadband strategy. WLAN technology gives personal computer and notebook users wireless access to DSL lines. The advantages are that this technology does without complex cabling and adds wireless capability to the array of T-DSL features. WLAN links cover a maximum distance of 30 meters in buildings and 300 meters outdoors.

In 2004, T-Com again enhanced its range of WLAN products and services. It offers home and office users an array of WLAN devices that are easy and quick to install. One of the highly innovative WLAN devices is Sinus 154 media, which links the PC with a TV set and stereo system. This allows users to play back ultra high quality multimedia Internet content that they download to their PCs over the T-DSL line. A growing number of T-Com customers are opting for broadband wireless connections to improve the flexibility of their high-speed Internet communications. In the 2004 financial year, T-Com sold around 658,000 WLAN devices.

Not only in their homes and at work do T-Com customers benefit from WLAN. T-Com collaborates closely with T-Mobile to set up public WLAN locations known as HotSpots. Users who have suitably configured mobile devices (notebook, pocket PC, PDA, etc.) can log in to the Internet wirelessly at a HotSpot for high-speed access to Web content or e-mails. Business customers benefit from HotSpot access to visit their company intranets and, for instance, download information from a corporate database to their mobile computers. By the end of the year under review, T-Com had signed more than 4,000 contracts for HotSpots in Germany. In March 2004, T-Com presented the first rate plans for using HotSpots.

T-DSL Business – professional offer for professional customers. The broadband Internet connection proved to be the mainstay of corporate telecommunications for many of T-Com’s business customers in 2004. With its T-DSL Business offering, T-Com has built an end-to-end Internet solution that is tailored to the individual needs of small and medium enterprises (SMEs). Along with a fast line to the Internet, T-DSL Business offers clients up to ten separate e-mail accounts and a freely selectable domain name for their homepage.

T-Com took its “T-DSL One, Two, Three” concept and applied it to Internet products for professional users. As a result, T-DSL Business 1000 offers a downstream transmission rate of up to 1 Mbit/s, T-DSL Business 2000 up to 2 Mbit/s and T-DSL Business 3000 up to 3 Mbit/s downstream for the broadband line to the Internet. Again, as in the case of the consumer offering, the T-Com portfolio relaunch in April contained price adjustments that further enhanced the appeal of broadband products for business customers. As additional options, professional users can pay a minimal monthly charge to raise the upstream speed of their T-DSL Business lines and book attractive flat rate offers for unrestricted data volumes in Internet communications. To give the market added impetus,
T-Com adjusted the prices for T-DSL Business services once more at the beginning of June.

In 2004, the T-DSL Business product concept was key to increasing the number of T-DSL lines among business customers by 56 percent to approximately 200,000 lines. In many application areas, users need a fast option for sending data in addition to the broadband downstream rate. T-Com offered these customers two symmetrical versions of T-DSL Business with identical upstream and downstream speeds in the year under review.

Broadband services for other telecoms give the market added momentum. In addition to expanding the portfolio of broadband communications products for its customers, T-Com took another vital step in 2004 to drive the market for fast Internet access, launching attractive DSL offers for third-party providers. Telecoms can use T-Com’s resale products to implement broadband offers in their own name and on their own account. The sales efforts of these market players are also vital for the development of the broadband market. In this way, T-Com and its competitors are expanding the customer base for future multimedia services and securing Germany’s position as acenter of telecommunications.

In the 2004 financial year, T-Com signed DSL reseller contracts with various telecommunications providers. Under the terms of its resale portfolio, T-Com sold around 246,000 DSL lines to competitors in 2004. T-Com also optimized its rate plans for line sharing, where T-Com shares the subscriber line (last mile) with another provider. While customers continue to use voice services from
T-Com, the second carrierprovides a DSL link over the same line. The Regulatory Authority (RegTP) had ruled that prices in 2004 had to be adjusted for line sharing and leasing subscriber lines to competitors.

“The price of broadband Internet access has fallen by up to 33 percent, enabling T-Com to win new customer groups for broadband communications.”

Broadband business also with positive trend in international companies. At Deutsche Telekom’s subsidiaries managed by T-Com in Central and Eastern Europe, broadband business gained further momentum in the period under review. The total number of DSL lines at these subsidiaries rose to 265,000, up almost 140 percent on last year. MATÁV reported the strongest absolute growth with figures up 96.5 percent to a total of 204,000 DSL lines. In addition, the Croatian subsidiary, Hrvatski Telekom, became part of the Deutsche Telekom brand family. The company was renamed T-Hrvatski Telekom in October 2004, and the T-Com brand was introduced. Slovenské Telekomunikácie was renamed Slovak Telecom in January 2004.

Continued network expansion on target for a broadband future. In Germany, expansion of the network infrastructure that is needed for the T-DSL lines has already made excellent progress. At year-end 2004, around 90 percent of T-Com’s customers lived in regions that offer broadband Internet access over the fixed network, while customers in other regions access DSL via satellite. In the 2004 financial year, T-Com continued to upgrade the DSL technology in individual local networks where expansion was shown to be an economic viability.

Another key trend in the telecommunications market beside communications over broadband is the integration of voice and broadband data transmission in a universal network based on the Internet protocol (IP). In the future, all telecommunications formats will be transmitted over the next generation network, NGN for short. In 2004, T-Com further drove forward the evolution of current networks to the NGN. T-Com’s network in Germany is already one of the most state-of-the-art telecommunications infrastructures in the world.

In order to make the transition to the NGN, T-Com is pursuing a so-called overlay strategy. The future network is initially being “built over” the current network. In the next few years, a step-by-step transition process will be initiated, taking economic efficiency into consideration. 2004 saw the start of the first practical tests to connect the established telephone network with the new network. T-Com is therefore quick off the mark in preparing to meet the telecommunications requirements of tomorrow.

T-Com’s subsidiary, Slovak Telecom, is also pursuing a clearly defined NGN strategy. At the end of the period under review, around 200,000 Slovak Telecom customers had already been switched to the NGN and around 370 analog exchanges had been replaced by so-called NGN soft switches, which are used to connect the NGN and the existing network.

Efficiency gains improve EBITDA. With revenues totaling EUR 27.8 billion in the 2004 financial year, T-Com was again the strongest revenue driver within the Deutsche Telekom Group. Despite the drop in sales that was largely caused by the introduction of the call-by-call and preselection options in the local network and the deconsolidation of cable companies in 2003, the results from
T-Com’s ordinary business activities increased by EUR 835 million to EUR 5,525 million in 2004. This increase can be attributed to the success of the company’s efficiency improvement campaign. Adjusted EBITDA posted by T-Com increased to EUR 10,466 million during the financial year, up 1.1 percent on last year. The adjusted EBITDA margin rose 2.1 percentage points over 2003 to 37.6 percent. Excluding the factors resulting from sale of the cable business in the first quarter of 2003, adjusted EBITDA increased by EUR 245 million, or 1.8 percent. Adjusted EBITDA for the subsidiaries in Central and Eastern Europe rose by EUR 39 million year-on-year to EUR 1,728 million. The adjusted EBITDA margin rose 0.6 percentage points to 44.4 percent at year-end. In the subsidiaries and affiliates, mobile communications was still the main engine of growth. Effective at the start of 2005, the mobile communicationscompanies T-Mobile Hungary, Mobimak(Macedonia), T-Mobile Croatia und EuroTel of the Central and Eastern European subsidiaries MATÁV (Hungary), T-Mobile Hrvatska (Croatia) and Slovak Telecom (Slovakia) will be included in the segment report under T-Mobile.

“With NGN technology, T-Com is preparing for the telecommunications requirements of tomorrow.”

Reduction in weekly working hours secures jobs. T-Com cut its average workforce during 2004 by 10.1 percent to 125,395. These reductions were partly accounted for by voluntary redundancy payment programs, old-age part time schemes, and transfers to Vivento. Cuts in staff capacity greatly exceed the actual personnel cutbacks, since the company would have faced a reduction of 14,557 FTE (full-time equivalents) had it not been for introduction of the 34-hour week. Reducing weekly working hours from 38 to 34 hours thus made it possible to save roughly 9,000 jobs. During the financial year, over 2,600 T-Com employees were transferred to Vivento. Overall, the division succeeded in reducing its personnel expenditure by around 14 percent.

Outsourcing T-Punkt outlets enhances market responsiveness.Effective May 1, 2004, Deutsche Telekom outsourced its base of over 400 T-Punkt outlets as an independent company. This step is aimed at enabling the retailing organization to pack an even bigger punch in today’s highly competitive market. T-Punkt Vertriebsgesellschaft mbH is a fully-owned Deutsche Telekom subsidiary under the roof of T-Com.

Outlook: Focus on consumer broadband market. The new Deutsche Telekom Group structure that came into effect on January 1, 2005 merged T-Com with T-Online in the Broadband/Fixed Network (BBFN) strategic business area (SBA), which looks after Deutsche Telekom’s consumer and small enterprise customers as well as its wholesale business. As a result of the restructuring,
T-Com is also responsible for international network platforms (Global Network Factory) and for business with international network operators (International Carrier Services Business). Responsibility for business with medium-size enterprises has passed completely to T-Systems as of 2005. T-Com, or the Broadband/Fixed Network SBA, continues to support T-Systems’ business, providing network-based upstream products and other products and services. T-Com will also maintain its technical after-sales service for T-Systems’ medium-sized business customers.

The central task of the Broadband/Fixed Network SBA is to advance fixed-network and broadband business in Germany. Introduction of an integrated broadband strategy with combined voice, Internet and TV offers (“triple play”) for the mass market will be key to future growth in this business. The goal is to increase ARPU (average revenue per user), customer loyalty and essentially improve Deutsche Telekom’s position in the market.

T-Com and T-Online will collaborate closely in the Broadband/Fixed Network SBA. In the future, it will be vital for telecoms and Internet service providers to offer product bundles that focus on real customer needs. The different applications will be interconnected, enhanced with new applications, products and services, and then offered to customers. This collaboration will empower Deutsche Telekom to capitalize in full on its existing customer relationships.

“The integrated broadband strategy with combined voice, Internet and TV is an important prerequisite for future growth.”

T-Mobile. Profitable growth drives long-term market success.

• New business models in response to changed market conditions

• T-Mobile brand family strengthened following renaming of mobile operators in Hungary and Croatia

• Expansion of services aimed at achieving market leadership in terms of customer service and revenue

• Common communications platform established through expansion and further development of broadband networks

T-Mobile

(millions of €)	2004	2003	Change

Total revenue	24,995	22,778	2,217
Results from ordinary business activities (in millions of €)	4,636	831	3,805
EBITDA(a)	10,596	7,016	3,580
EBITDA, adjusted(a)	7,668	6,671	997
EBITDA margin, adjusted(a) (%)	30.7	29.3	1.4

Investments in property, plant, and equipment, and intangible assets(b)	(2,411)	(3,012)	601

Average number of employees for the year	44,226	41,767	2,459

(a)          Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. For detailed information and calculations please refer to the chapter on “Reconciliation of pro forma figures” starting on page 123.

(b)         Excluding goodwill.

The face of mobile communications in Western and Central Europe changed considerably in 2004. Owing to high penetration rates, growth in customer bases slackened perceptibly. This trend is also expected to continue in 2005. T-Mobile International responded logically to the slowdown by launching an extensive efficiency and growth program in the second half of 2004. Under the motto “Save for Growth,” this program will guarantee the company’s success in the long term.

Defying the deterioration in market conditions, the T-Mobile companies as a whole continued to record profitable growth in 2004, with T-Mobile USA outperforming the other group companies yet again. Two new members, T-Mobile Hungary (formerly Westel) and T-Mobile Croatia (formerly HT mobile), were integrated into the international brand family. Moreover, T-Mobile’s activities focused on further improving the quality of service and customer relationships with a range of new offerings that were awarded international prizes.

Besides this, T-Mobile is currently pushing the development and marketing of innovative voice and data services. These will be provided on the integrated, GSM-based mobile broadband network (Global System for Mobile Communications) using GPRS (General Packet Radio Service) technology, EDGE (Enhanced Data for Global Evolution), UMTS (Universal Mobile Telecommunications System), and WLAN (Wireless Local Area Network).

Scope for market development built into the “Save for Growth” program. The ever-increasing penetration rates mark the start of a new era in Europe’s most important mobile communications markets, a period in which many people already have a cellular phone. Any new subscribers tend to be infrequent users, which means they do not make a significant contribution to revenue growth. This is why T-Mobile is now steering its business activities more in the direction of profitable growth at a reasonable cost. T-Mobile’s five majority shareholdings in Germany, the UK, Austria, the Netherlands, and the Czech Republic have adjusted to the changed market conditions with the “Save for Growth” program, whose aims include saving EUR 1 billion by the end of 2006 – savings that will primarily be realized by increasing efficiency. The company plans to use up to EUR 0.5 billion of this sum to meet its growth targets. T-Mobile is thus creating the necessary resources to drive forward three growth initiatives:

•                  Enhancement of the mobile Internet service for private and business purposes;

•                  Lower and less complicated cell phone rate options; and

•                  Further development of an integrated network offering (GPRS, UMTS, WLAN).

One of the measures for profitable growth that T-Mobile introduced in 2004 was a long-term change in the subsidization policy for mobile phones. As a result, prepay subscribers had to pay higher prices for a new handset in 2004 than in the year before. While aware that this would lead to a loss of market share, T-Mobile took this on board, because the costs saved allowed the company to invest more heavily in products that benefited its existing customers. Attractive services, including cell phone rates with minute-based packages and no fixed monthly fee (for example, “Relax”, “Mix it”), were added to the range of services offered to postpay (fixed-term contract) subscribers in 2004. These offerings are designed to increase customer loyalty and to encourage greater use of the services. Within just a few months, T-Mobile subscribers actually generated significantly higher average sales with the budget rates.

Mobile communications subsidiaries capitalizing on greater brand awareness. As a holding company, T-Mobile International is responsible for the principal mobile communications activities of the Deutsche Telekom Group. T-Mobile’s brand philosophy centers around its commitment to top quality, excellent service, and innovative voice and data products. To date, a total of eight companies have changed their name to “T-Mobile,” which has made the brand synonymous with uncomplicated mobile communication at reasonable prices for around 74.7 million customers in seven European countries and the United States.

In the 2004 financial year, the Deutsche Telekom group companies in Hungary and Croatia switched over to the T-Mobile brand. The mobile communications division of the Hungarian telecommunications operator MATÁV was renamed T-Mobile Hungary in April. In Croatia, the mobile communications subsidiary of T-Hrvatski Telekom became T-Mobile Croatia last October. The new brand became established very quickly in both countries. By the end of the year, brand awareness in Hungary was approaching the 100 percent mark, while in Croatia, awareness of the new brand reached 94 percent in November and December 2004. In all of the other national companies, awareness of the T-Mobile brand leveled out again at well over 90 percent.

A further mobile communications subsidiary of the Deutsche Telekom Group, the Slovakian company EuroTel Bratislava, will be renamed T-Mobile in 2005. This will enable the company to leverage not just the advantages of a strong, international brand, but also the synergies of the T-Mobile group – in the area of procurement and in the development of new products and services, for example.

T-Mobile International – Subscriber data

(millions)*	2004	2003	Change(c)

Mobile subscribers of fully consolidated subsidiaries	69.2	61.1	8.1
T-Mobile Deutschland	27.5	26.3	1.1
T-Mobile UK(a)	15.7	13.6	2.1
T-Mobile USA(b)	17.3	13.1	4.2
T-Mobile Austria	2.0	2.0	0.0
T-Mobile CZ(b)	4.4	3.9	0.4
T-Mobile Netherlands(b)	2.3	2.0	0.3

*                 The total was calculated on the basis of precise figures and rounded to millions.

(a)          Including Virgin Mobile.

(b)         These companies were fully consolidated as follows: T-Mobile CZ, T-Mobile USA (including Powertel, Inc.) in 2001; T-Mobile Netherlands in 2002.

(c)          Changes calculated on the basis of precise figures.

T-Mobile International – Mobile subscribers of fully consolidated subsidiaries

Aiming at achieving market leadership in terms of customer service. In 2004, T-Mobile worked hard to achieve its goal of becoming the market leader in customer service and support. For its commitment to improving customer focus, T-Mobile received various awards in the past year. In October 2004, for example, the company was named winner of the World Communications Award (WCA) for Best Global Mobile Operator (http://wca.totaltele.com/). In this category, the judges concentrated in particular on quality of service and on customer care.

T-Mobile International – Development of postpay customer base

(millions)	2004	2003	2002

T-Mobile Deutschland
Fixed-term subscribers	13.49	12.57	11.51
Prepaid	13.98	13.76	13.07
Proportion of fixed-term subscribers (%)	49.1	47.7	46.8
T-Mobile UK(a)
Fixed-term subscribers	3.00	2.68	2.25
Prepaid	12.73	10.95	10.20
Proportion of fixed-term subscribers (%)	19.1	19.7	18.1
T-Mobile Austria
Fixed-term subscribers	0.99	0.95	0.93
Prepaid	1.06	1.08	1.11
Proportion of fixed-term subscribers (%)	48.2	46.8	45.6
T-Mobile CZ(b)
Fixed-term subscribers	1.11	0.89	0.67
Prepaid	3.26	3.06	2.84
Proportion of fixed-term subscribers (%)	25.3	22.5	19.1
T-Mobile Netherlands(b)
Fixed-term subscribers	1.05	0.90	0.64
Prepaid	1.21	1.09	0.79
Proportion of fixed-term subscribers (%)	46.6	45.4	44.8

(a)          Including Virgin Mobile.

(b)         These companies were fully consolidated in the following financial years: T-Mobile CZ in 2001, T-Mobile Netherlands in 2002.

The services of the individual national companies also convinced the industry analysts. In an independent market study by J.D. Power and Associates, T-Mobile USA was named the best national mobile operator by far for its customer service (J.D. Power study, July 8, 2004). According to another J.D. Power study on call quality (August 19, 2004), T-Mobile USA was considered the best operator in two regions and also achieved a high score in all of the other regions. In a third study on customer satisfaction, T-Mobile USA also came out on top in all six regions (J.D. Power study, September 9, 2004). J.D. Power’s 2004 UK Mobile Phone Retailer Study ranked T-Mobile UK highest in customer satisfaction with mobile phone retail service (J. D. Power Study of November 9, 2004), due mainly to significantly above-average scores for the areas of staff and the store. T-Mobile Deutschland received the highest score in a cross-sector comparison on customer satisfaction carried out by the German “Capital” business magazine (Issue 1/2004). This measured how fast and how competently companies react to standard inquiries from new subscribers. T-Mobile Deutschland’s repair service was rated overall as “very good” by the “Stiftung Warentest” consumer testing organization (“Test” magazine, No. 6/2004), which had examined the offerings of seven mobile operators and eight handset manufacturers in terms of expense, the duration of repair, and the success of the repair. T-Mobile Deutschland offers a nationwide on-site repair service for faulty handsets in cooperation with one of its sales partners.

The network quality of the Czech mobile operators was the focus of an independent analysis by two Czech universities and the Swiss Federal Institute of Technology in Zurich in July 2004. This found that T-Mobile CZ had the best network. In addition, “Best Employer” in 2004 went to T-Mobile Hungary and the Polish Telekom group company PTC. In a joint survey by the Hewitt company and Figyely newspaper carried out among 19,265 employees from 95 companies, T-Mobile Hungary was chosen as the best national employer in the “large companies” category in November 2004. In March 2004, the student organization AIESEC (Association Internationale des Etudiants en Sciences Economiques et Commerciales) named PTC the best employer of the Polish mobile providers.

T-Mobile favors integrated networks. The variety of the offerings of all its group companies and associates is what sets T-Mobile apart from its competitors. At T-Mobile, consumers and businesses alike have access to the full range of state-of-the-art mobile voice, messaging, and data services. This is based on the integrated offering comprising GSM and using GPRS technology, in some cases EDGE, UMTS (the third generation of mobile communications), and the public radio networks (WLAN), which when combined offer subscribers a “seamless mobility experience.” T-Mobile operates the public WLAN networks under the “HotSpot” brand. With some 11,000 HotSpots, the company is a leading international and transatlantic WLAN provider. T-Mobile plans to continue expanding its WLAN network in specific areas in 2005.

This year, T-Mobile will step up its efforts to consolidate the technologies in an integrated mobile communications platform. The mobile communications networks will be expanded in all countries, taking economic conditions and the local market forces into account. Competition with other mobile operators and customer demand are crucial factors in this context. T-Mobile’s goal is to provide subscribers with rapid broadband access not just in their domestic markets but also when they are on the move – on vacation or on business trips – so that they can conveniently use the latest multimedia offerings.

As well as reliable mobile communications technology, T-Mobile offers its subscribers efficient hardware such as handsets, multimedia equipment, and data cards, as well as the appropriate services and rates. All components can be bundled into customized communications solutions.

Minute-based packages and MMS hugely popular with consumers. In 2004, consumers were just as interested in uncomplicated, transparent mobile rates as in new offers for sending data via their cell phones. The new minute-based packages for calls from cell phones caught on especially quickly. Here, subscribers pay a fixed monthly package price for a set number of minutes for different types of calls; there is no additional monthly fee to be paid. Large numbers of customer groups rapidly took up the offers, which were marketed in Germany and Austria as “Relax” rates and in the UK as “Mix it” packages, for example. By the end of 2004, over 1.3 million consumers in Germany were using a Relax rate packet. The Relax rates clearly help to drive profitable growth, as can be seen in the higher usage and monthly revenue from Relax subscribers.

Positive development of mobile data communications. In the European markets, the proportion of total revenue attributable to mobile data services rose from 16 percent in 2003 to 17 percent in 2004. Once again, the most popular offering was text messaging (marketed as SMS, Short Message Service), with T-Mobile’s customers worldwide sending a total of 27 billion text messages over its network in 2004. The Multimedia Messaging Service (MMS) experienced a marked upswing: T-Mobile subscribers in Europe sent more than 73 million multimedia messages, compared with some 18 million in 2003. This year, T-Mobile will redouble its efforts to market its video messaging and video streaming offerings.

Corporate customers benefiting from partnerships. T-Mobile companies provide businesses with an extensive offering for using important office functions outside of the workplace (“Office in your Pocket”). Aside from the broadband networks, these require innovative multimedia hardware such as BlackBerry handhelds, the MDA and SDA models, and the Multimedia Net Card, a data card for laptops that automatically creates connections to the fastest T-Mobile network available. A special feature of the MDAs and SDAs is the Windows Mobile operating system with which Windows applications can be accessed comfortably using PDA phone or Smartphone. By the end of 2004, T-Mobile had already sold more than 100,000 multimedia terminals. In Germany, the company is a leading provider in the PDA segment with a market share of 40 percent.

FreeMove Alliance broadens offering. The offerings of FreeMove Alliance, one of the world’s largest associations of mobile operators, are mainly geared toward corporate customers. T-Mobile and the mobile providers Orange, Telefónica Móviles, and Telecom Italia Mobile founded the Alliance in the summer of 2003 with the goal of offering common mobile communications services to key accounts with international operations. These customers receive a single purchase and service agreement from FreeMove Alliance, as well as an uncomplicated roaming offering that covers a large number of European countries. “Fixed-price BlackBerry e-mail roaming” is another service that the Alliance has been marketing since November 2004. Its straightforward price structure creates appreciable benefits for consumers and businesses alike. The FreeMove Alliance is planning to offer more cross-company products and services in 2005 by expanding the coverage for VPN (virtual private network) roaming, centralized billing services, and UMTS roaming.

Financial figures reveal encouraging development. Despite fiercer competition in Europe, T-Mobile closed the 2004 financial year with higher revenue, higher income, and a broader subscriber base. Consolidated revenue at the T-Mobile group of companies climbed to EUR 25.0 billion from EUR 22.8 billion in the previous year. Adjusted EBITDA rose from EUR 6.7 billion to EUR 7.7 billion, an increase of 15 percent year-on-year. Earnings before taxes totaled EUR 4.6 billion (previous year: EUR 831 million). The number of subscribers in T-Mobile’s majority shareholdings grew from 61.1 million to 69.2 million year-on-year. At the end of December 2004, T-Mobile had a payroll of around 44,600, compared with roughly 43,000 at the close of 2003.

T-Mobile USA. The mobile communications market in the U.S. continued its dynamic growth course in 2004. T-Mobile USA once again posted substantial increases in its subscriber base, revenue, and EBITDA. By year end, the company had around 17.3 million customers, an increase of over 4.2 million compared with the end of 2003. At EUR 9.4 billion, revenue was up 26 percent year-on-year. Adjusted EBITDA rose from EUR 1.5 billion to EUR 2.2 billion.

“Successful introduction of new rates: With budget rates, T-Mobile customers make more calls than ever before.”

The U.S. mobile communications market experienced substantial consolidation in 2004. In the spring, Cingular announced plans to acquire its competitor AT&T Wireless. Since this would result in the pooling of network capacities, T-Mobile USA agreed to take over the GSM networks in the U.S. states of California and Nevada which had up to then been used together with Cingular. In December, Nextel and Sprint announcedtheir merger, reducing the number of national providers in the United States to four. Despite the implications of these mergers for the U.S. mobile communications market, T-Mobile USA is well positioned and believes that this wave of consolidations among its competitors in particular will provide opportunities for further growth.

T-Mobile Deutschland. In the 2004 financial year, the company of the T-Mobile group with the largest number of subscribers maintained its lead in the German mobile communications market in terms of customer base. Its activities were successfully focused on profitable growth, fixed-term contract subscribers making up over 80 percent of the 1.1 million new customers. By the end of 2004, T-Mobile Deutschland had a total of approximately 27.5 million customers, compared with 26.3 million in the previous year. Its revenue climbed from EUR 8.5 billion to EUR 8.7 billion.

T-Mobile UK. With some 15.7 million customers (2003: 13.6 million), the British T-Mobile company had the largest number of subscribers on the British mobile communications market in 2004. This figure includes the 5.0 million (2003: 3.7 million) Virgin Mobile subscribers who use T-Mobile’s network. Last year, T-Mobile UK sold its share in the joint venture, replacing it with a wholesale agreement. The British T-Mobile subsidiary generated income of EUR 4.3 billion, compared with EUR 4.0 billion in 2002.

T-Mobile Austria. The Austrian mobile communications market remained hotly contested in 2004 as well. In this challenging environment, T-Mobile Austria – Austria’ second largest mobile operator in numbers of subscribers – managed to maintain its level of market share, with 2.0 million mobile communications users at the end of 2004 just as in the previous year. Revenue fell from EUR 1.1 billion to EUR 0.9 billion, primarily due to the sale of all the interests in Niedermeyer, the electronics and photo retail group.

T-Mobile Czech Republic. The Czech T-Mobile subsidiary also defended its strong position as the second largest operator on the national mobile communications market in 2004 in terms of customer base. The company posted overall subscriber growth of 10.5 percent on the basis of approximately 4.4 million customers. Revenue improved, growing from EUR 768 million to EUR 828 million year-on-year.

T-Mobile Netherlands. The end result of the Dutch T-Mobile company in the 2004 financial year is also positive, with approximately 300,000 users choosing T-Mobile Netherlands as their new mobile provider. This company thus had 2.3 million subscribers by the end of the year. Revenue rose to EUR 1.05 billion from EUR 861 million in 2003.

PTC. T-Mobile International’s Polish subsidiary, Polska Telefonia Cyfrowa (PTC), closed the 2004 financial year as one the country’s leading mobile operators. At the end of December, the company boasted around 8.6 million subscribers, up from 6.2 million in the previous year. T-Mobile currently has a stake of 49 percent in PTC.

MTS. In 2004, T-Mobile sold further shares in MTS but still held ten percent of the company at year-end. With a customer base of over 33 million, the Russian mobile operator had almost twice as many subscribers at the end of December as in the previous year.

Outlook: Profitable growth and closer international cooperation. This year, T-Mobile will renew its efforts to develop and maintain intensive customer relationships, focusing on profitable growth at a reasonable cost. On top of this, the cross-country cooperation within the T-Mobile group will be expanded further. Starting in 2005, the subscribers of T-Mobile Hungary and T-Mobile Croatia will also be accounted for in the Mobile Communications strategic business area.

In the new structure of the Deutsche Telekom Group, T-Mobile as a strategic business unit will concentrate on growing its mobile communications business. In doing so, T-Mobile will drive its cooperation with the other strategicbusiness units in the Group in order to tap further sources of revenue in the lucrative corporate market.

“The goal: to become market leader in customer service and support.”

“The mobile communications market in the U.S. continued its dynamic growth course in 2004.”

T-Systems. Clearly positioned as a strong ICT service provider.

• Further efficiency gains drive up earnings

• New orders up an encouraging 6.7 percent

• High-growth Focus Solutions make up over 30 percent of revenue

• Revenue from third-party customers increased substantially year-on-year

• Business Customers strategic business area to join T-Systems brand in 2005

ICT infrastructure a critical success factor. Almost regardless of sector or field of activity, companies find themselves confronted with similar challenges: increasing market saturation, greater interchangeability of products and services, more aggressive price wars and rapid changes. These challenges point to two major levers that decide on the long-term success of companies: an effective business model tailored to customers’ needs as well as effective and efficient business processes that maximize flexibility in all areas.

This is where information and communications technology (ICT) takes on huge strategic importance. Once an innovative option, the use of ICT has long since become an absolute must. Business processes that are largely based on ICT applications are increasingly driving companies’ Long-term value increase and competitiveness – an innovative, flexible ICT infrastructure is now a critical success factor. For this reason, companies need partners with top-class expertise and outstanding skills – ICT service providers that can create the competitive edge their business customers need.

T-Systems

(millions of €)	2004	2003	Change

Total revenue	10,537	10,614	(77)
Results from ordinary business activities(a)	(211)	(581)	370
EBITDA(b)	1,357	1,412	(55)
EBITDA, adjusted(b)	1,473	1,415	58
EBITDA margin, adjusted(b) (%)	14.0	13.3	0.7

Investments in property, plant, and equipment, and intangible assets(c)	(720)	(660)	(60)

Average number of employees for the year	39,880	42,108	(2,228)

(a)          In contrast to previous reporting, the investment in Toll Collect has been reported under T-Systems rather than T-Com since April 1, 2004. Prior-period comparatives have been restated accordingly.

(b)         Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. For detailed information and calculations please refer to the chapter on “Reconciliation of pro forma figures” starting on page 123.

(c)          Excluding goodwill.

Well positioned in the market. T-Systems has an excellent positioning in this demanding, forward-looking market. The company became the business customer brand in the Deutsche Telekom Group in January 2005 and now manages all of the Group’s corporate customers. T-Systems is in charge of Deutsche Telekom’s business with around 60 multinational groups and large public authorities, as well as 160,000 large companies and medium-sized businesses, mainly in the areas of finance, manufacturing industry, the public sector, telecommunications, media, utilities and services. Thanks to its extensive industry expertise, the company now enjoys an excellent reputation. As a result of the broader customer base, T-Systems’ payroll increased to around 52,000. The company is represented in over 20 countries.

T-Systems provides its customers with an end-to-end range of ICT products and services, an integrated offering unmatched by any other group worldwide. The company’s “one-stop shopping” approach ensures its proximity to customers. The customer has only one contact partner, regardless of whether he needs IT or telecommunications services. T-Systems’ services portfolio balances customized solutions with tried and tested standard solutions, ranging from the management of the ICT infrastructure through process-related applications to the outsourcing of entire business processes such as invoicing or payroll accounting. It is these solutions in particular that add value for customers, giving them increased flexibility in their business activities, lower costs, time saved, and greater freedom to focus on their core operations, thus improving their competitive position. Under the umbrella of its “business flexibility” strategy, T-Systems undertakes to deliver on all of these promises.

Key figures for T-Systems (services)

	2004	2003	Change(a)

Systems Integration
Hours billed (millions)	11.7	11.2	0.5
Utilization rate(b) (%)	77.8	74.0	3.8
Computing Services
Overall processor performance (MIPS)(c)	130,786	113,723	17,063
Number of servers managed and serviced	35,418	28,399	7,019
Mainframe utilization (%)	95.0	95.0	0
Desktop Services
Number of workstations managed and serviced	1,219,589	1,223,532	(3,943)
Proportion of support activities, Germany(d) (%)	60.6	60.6	0
Proportion of retail, Germany (%)	39.4	39.4	0

(a)          Updated figure for the 2002 financial year.

(b)         Restated. Ratio of average number of hours billed to maximum possible hours billed per period.

(c)          Million instructions per second.

(d)         Restated.

T-Systems’ goal: major expansion of the corporate market. Apart from broadband/fixed networks and mobile communications, the high-growth areas in the information and communications sector include the business customers market. To leverage the potential for growth in this market, Deutsche Telekom bundles its services for large and medium-sized companies, corporate group networks, and public organizations in the Business Customers strategic business area. This makes T-Systems a strategically important component of the Deutsche Telekom Group. The T-Systems umbrella brand comprises two business units, each focusing on different customer segments and their specific problems and requirements so that it can offer them IT and TC services that are tailored to their needs.

•                  The T-Systems Enterprise Services unit is the contact for around 60 multinational companies and large public authorities. It comprises entities from the old T-Systems organization such as Industry Lines, the Service Lines in charge of Systems Integration, Computing & Desktop Services, plus the Billing & Collection area from Group Headquarters.

•                  T-Systems Business Services is made up of the former Network Services Service Line and parts of what used to be the sales unit for business customers (VB), as well as T-Com’s marketing and product management units. T-Systems Business Services supports 160,000 large companies and medium-sized businesses. The internal infrastructure service provider Network Projects & Services (T-NetPro) will also be integrated into T-Systems Business Services.

The aim of the Deutsche Telekom Group’s new strategic focus in relation to corporate customers is to increase its sales and service capability and to promote cross-selling in the Enterprise Services and Business Services portfolios. Two other entities are also working under the T-Systems umbrella brand: the consulting company Detecon, which specializes in telecommunications consulting, and Media & Broadcast, which is responsible for the business with radio and television stations.

In preparation for this refocusing of the corporate segment, T-Systems and T-Com implemented a joint campaign targeting business customers in the 2004 financial year. This project optimized the use of the sales resources of the two Deutsche Telekom units, exceeding the expected figure for business customer revenue by around 20 percent. Around 290 joint customer projects were implemented, some with named accounts such as Koelnmesse(Cologne Trade Fair), MAN Nutzfahrzeuge AG, and Dresden University Hospital, for which T-Systems and T-Com are establishing one of Germany’s largest and most sophisticated campus networks.

In top shape for profitable growth. During the 2004 financial year, the company systematically continued its Focus & Execution strategy launched in 2003, with dedicated key account management teams from four T-Systems Industry Lines – Manufacturing, Telecommunications, Services & Finance, and Public & Healthcare – supporting the Deutsche Telekom Group’s biggest customers very successfully.

T-Systems’ four Service Lines also demonstrated their know-how and expertise. During 2004, Systems Integration, Computing & Desktop Services, Network Services, and International Carrier Sales & Solutions supported all of T-Systems’ other customers and provided the key account customers with the ICT services they needed. These organizational units have the extensive expertise in specific industries, business processes, and ICT necessary to develop and implement high-quality customer solutions.

Systems Integration was repositioned during the 2004 financial year. Greater reusability of solution modules, more flexible international customer support, and software production, concentrated on a few select sites – all were instrumental in helping this area tailor its offering even more closely to its customers’ needs and reduce its cost base at the same time.

Systematic acquisition of major projects stepped up. In 2004, T-Systems’ S-PAT teams (strategic project acquisition teams) successfully continued the work they started in 2003. These specialized project groups are tasked with securing large contracts with multi-million euro orders in national and international markets. Last year, 17 of these “big deals” and major projects were won with an order volume of approximately EUR 2.2 billion.

Focus on the value-add levels of T-Systems’ customers. T-Systems promises its customers “business flexibility.” This benefits them in many different ways. Using ICT solutions, for example, customers can implement new business models rapidly and securely. In many sectors, a company’s survival depends on its ability to react flexibly to fluctuations in demand, which is where T-Systems’ extensive solutions portfolio comes in: T-Systems offers requirements-based ICT services – from infrastructure and application solutions to the management of entire business process flows. T-Systems’ range of services is divided into three value-add levels with defined business requirements and contributions to value:

•                  Operating efficiency and cost control through ICT infrastructure management: Flexible management of the ICT networks enables customers to react quickly to changes in demand. This is a requirement of banks, for example, whose need for data center capacity tends to vary substantially.

•                  Higher profitability through the development, implementation, and operation of process support solutions: Business processes can often only be designed effectively and dynamically with ICT-supported applications. In this area, T-Systems offers its customers supply chain management solutions, for example, that enable complex supply chains and logistics processes to be controlled in a profitable, flexible manner.

•                  Concentration on the core business and greater competitiveness through business process management: T-Systems’ customers are increasingly outsourcing any business processes in which they have no edge over their competitors and that require a high level of ICT knowledge. These include invoicing and payroll accounting processes. By using a specially designed business process management system, T-Systems can leverage economies of scale and thus make the processes more effective. The benefits are obvious: Outsourcing such processes to T-Systems frees customersto focus on their core business.

Thanks to its extensive portfolio, which is continually being optimized, T-Systems is able to cover almost all ICT value-add levels and customer requirements. These value-add levels are matched by what are called T-Systems’ Focus Solutions, solutions for the all-inclusive operation of entire SAP applications or for the customer service offered by banks and insurance companies, for example. As an expert service provider and partner to its customers, T-Systems offers Focus Solutions that are scalable and provide potential for added value for customers. During the 2004 financial year, T-Systems worked on the systematic development of new and existing Focus Solutions. Two examples deserve particular mention: the European Banking Factory, implementing core banking processes such as securities settlement, and the Focus Solution eHealth with a wide range of services for the growing ICT market in the health sector. Parallel to this, the solution for taking over billing for telecommunications companies was expanded and turned into a comprehensive billing solution that is now offered to companies from other sectors as well. As an experienced partner, T-Systems does not limit itself to meeting the challenges that its customers face – it emphasizes the importance of being proactive. Development of the Focus Solutions will continue in 2005, targeting in particular T-Systems Business Services’ 160,000 large and medium-sized customers.

“The company’s ‘one-stop shopping’ approach ensures its proximity to customers. The customer has only one contact partner, regardless of whether he needs IT or telecommunications services.”

Partnership – a key to success. The competitiveness of international ICT service providers is decided by high-quality networks. With this in mind, T-Systems pushed its cooperation with strong partners during the year under review. The complexity and scope of the customer solutions make strategic, long-term partnerships in many different fields, e.g., with technology market leaders and research institutes,indispensable. For this reason, T-Systems is building up a network of international partners that complement its own expertise and resources, and only selects candidates with exceptional expertise, high quality, and innovative technologies. Such partnerships ensure a high level of innovation in T-Systems’ offerings at the same time. In 2004, for example, the company entered into a technology partnership with Fujitsu Siemens Computers and closed aspecial expertise partnership with SAP for an “enterprise portal.” An international partnership was established with Microsoft Corporation.

Trends in the ICT sector: muted upturn in the face of fierce competition. 2004 was the first year in a long timethat the ICT market demonstrated positive development. The level of growth was low, however, and much moresluggish than in the industry’s boom years. The upturn in demand was driven by companies becoming more willing to invest, coupled with a greater tendency to outsource ICT services. The individual market segments in the ICT business nevertheless developed at very different rates. While prices for telecommunications services slumped, especially in the area of voice solutions, segments such as local computer networks (LAN), Internet solutions (IP), and mobile communications applications expanded considerably. The market for IT services grew slightly once more in the areas of Outsourcing and Systems Integration, but Desktop Services still had to cope with fierce price pressure.

Business development in 2004: IT drives revenue growth, while efficiency gains push up profit margin. T-Systems made good progress in a market characterized by continued pressure on margins and dynamic change. At EUR 10.5 billion, total revenue remained at approximately the prior-year level (2003: EUR 10.6 billion). Adjusted for deconsolidation effects through the sale of investments, T-Systems’ total revenue actually rose by 0.8 percent year-on-year. Business with customers outside the Deutsche Telekom Group in 2004 grew faster than total revenue. At 3.1 percent during 2004, the growth in the deconsolidated net revenue tracked that of the European ICT market. This positive development is largely due to the 9.1 percent increase in the net revenue of the IT division. In the area of telecommunications services, business activity declined, principally as a result of the fierce price competition in the international carrier service business; revenue fell 5.5 percent short of the 2003 level.

The positive development of revenue with third-party customers in the IT division can be credited in particular to the higher net revenue posted by T-Systems’ Service Lines for Computing & Desktop Services. Revenue from third-party customers jumped by as much as 14.0 percent in the Computing Services and by 10.5 percent in the Desktop Services segment. Revenue growth of 7.8 percent pushed the total revenue generated by the two Service Lines well above the average growth rate of the market segment in Europe (5.5 percent), thus further cementing the company’s market position.

Substantial improvement in results. T-Systems’ results from ordinary business activities improved 63.7 percent, from EUR -581 million in 2003 to EUR -211 million in 2004. This positive development results mainly from the company’s systematic implementation of the cost-cutting and efficiency-enhancing measures it introduced. By reducing its production and labor costs in specific areas, T-Systems was also able to improve its profitability.

“The goals set for 2004 were to improve the earnings quality, to drive cost management, and to improve efficiency. T-Systems achieved these goals, substantially increasing its adjusted EBITDA yet again.”

Another aspect to be taken into account is the fact that the investment in Toll Collect has been reported under T-Systems rather than T-Com since April 1, 2004 (prior-period comparatives have been restated accordingly). Adjusted for this and other special factors, results from ordinary business activities climbed 83.6 percent year-on-year from EUR -578 million to EUR -95 million. This greatly increased T-Systems’ profitability in the 2004 financial year.

The goals set for 2004 were to improve the earnings quality, to drive cost management, and to improve efficiency. T-Systems achieved these goals and, in doing so, substantially increased its adjusted EBITDA yet again; this rose by 4.1 percent to EUR 1,473 million. The unadjusted EBITDA, on the other hand, was down slightly on the prior-year period, depressed by special factors in the amount of EUR 116 million. The special factors related to staff transfer payments to Vivento of EUR 72 million, transfers to accruals for Media & Broadcast in the amount of EUR 53 million, and the gain of EUR 9 million from the sale of the electronic marketplace CC-Chemplorer as part of the portfolio streamlining.

EBITDA margin widened, new orders up. During 2004, T-Systems increased the efficiency of its organization, improved its sales structures, optimized the server farms, and consolidated the data centers – all of which resulted in a substantial widening of its profit margins. Fuelled by the disproportionate improvement in adjusted EBITDA relative to revenue, T-Systems’ profit margin (adjusted to exclude special factors) climbed from 13.3 to 14.0 percent in the 2004 financial year. Besides this, the systematic implementation of the Focus & Execution strategy pushed up new orders in 2004 by a total of 6.7 percent. At 35.6 percent for the year as a whole, the proportion of new orders attributable to Focus Solutions actually exceeded the high expectations.

Impressive testimony of T-Systems’ expertise. In 2004, the company succeeded in attracting more national and international customers:

•                  Deutsche Post AG and T-Systems revised the IT cooperation agreement signed in 2000 and extended the duration of the modified agreement. T-Systems continues to provide Deutsche Post with desktop, computing, and corporate network services, including an integrated user helpdesk. T-Systems operates around 55,000 desktops for Deutsche Post AG. Desktop services include infrastructure services for approximately 2,000 locations, software distribution for all workstations, and a centralized user helpdesk. T-Systems merges the networks of Deutsche Post AG and operates the corporate network on the basis of the new MPLS (multi-protocol label switching) technology. T-Systems also integrates customers of Deutsche Post AG into the corporate network. This project enabled Deutsche Post AG to optimize its application systems and increase IT security, which in turn leads to substantial savings and better cost transparency.

•                  In 2004, commissioned by Swiss Federal Railways (SBB), T-Systems successfully completed one of Europe’s largest server-based computing projects. Over a period of just seven months, around 10,000 workstations were replaced with state-of-the-art client computers. Some 600 of the servers spread across the country were consolidated, bringing the number down to just under 150. This ICT solution on its new IT platform enabled SBB to lower its operating expenses significantly and enhance data security. T-Systems is also fully in charge of the day-to-day operation of the new IT platform.

•                  The German Aerospace Center (DLR) extended its outsourcing agreement with T-Systems in the fourth quarter of 2004. A company in which T-Systems has a 75 percent stake manages virtually all of DLR’s information and communications technology. In the next five years, this subsidiary will operate the entire data network with 14 DLR sites and branches and will manage DLR’s standard workstations including the corresponding servers. T-Systems fought off stiff competition in a Europe-wide tender to win the DLR contract with a volume of approximately EUR 100 million. DLR expects the flexible utilization model to drive up efficiency and generate cost savings of up to 25 percent in the future.

•                  In November 2004, the private bank HSBC Trinkaus & Burkhardt and T-Systems decided to establish a joint venture for the settlement of securities transactions. This joint venture will benefit from the securities expertise of HSBC Trinkaus & Burkhardt as well as T-Systems’ neutrality as an IT service provider, its expertise in systems integration, and its ample resources for data center operation. The joint venture will be based on GEOS, the leading securities processing system developed by T-Systems’ Vienna subsidiary Software Daten Service GmbH (SDS). This is the first time in Germany that a bank has entered into a securities settlement partnership with a non-bank IT service provider in the form of a joint venture.

Outlook: Market leadership through sustained growth. T-Systems is predicting that the upswing in the market in the second half of 2004 – which was moderate on the whole – will continue in 2005. The trend toward outsourcing IT services and IT-related processes will remain one of the key market drivers. Demand for ICT solutions is growing in healthcare and in the public sector in particular. This is opening up new opportunities for growth in the T-Systems division.

T-Systems’ stated goal is to become the best in class within three years, i.e., the leading provider, for the Deutsche Telekom Group’s business customers in the rapidly changing ICT market. T-Systems is an integrated provider of ICT-based business solutions and the uniform brand for all of the Group’s activities relating to business customers. Closer proximity to customers will enable T-Systems to widen the gap between it and its competitors and strengthen its position on the market.

At T-Systems Enterprise Services and T-Systems Business Services, close cooperation in sales and customer support is substantially improving the quality of customer care. This is important as customers of IT service providers look for business partnerships rather than just supplier relationships. T-Systems’ new strategic direction takes these changes in the market into account and is on the right track according to market analysts.

T-Systems has set itself the goal of recuperating the telecommunications market share that it once had with business customers and becoming the trendsetter of the ICT sector. Its current share of the integrated ICT market is expected to increase in Germany in particular. The company believes that one market that has a lot of potential for future growth is IT services, whose annual growth rates are estimated at an average of six percent. T-Systems expects the telecommunications market to grow by around three percent per year, driven by new applications such as hosted and LAN services, as well as IP services. In the customer segment of T-Systems Enterprise Services, business with international key accounts will be expanded in particular through big deals, an area in which
T-Systems is planning to expand its share in the ICT budget of potential customers. For large companies and small and medium-sized enterprise (SMEs), the focus is on traditional telecommunications business. In this area, the company intends to recover market share in the German market through efficient sales activities and to establish new business at the same time with attractive services offerings. Here, T-Systems will combine traditional telecommunications services with new offerings as well as IT services for SMEs – solutions from a single source such as Internet on a leasing basis, customer relationship management (CRM) using Siebel products, or SAP for business management tasks. By expanding its position as a highly efficient ICT service provider and generating profitable growth, T-Systems hopes to make a major contribution to the success of Deutsche Telekom in the 2005 financial year.

“T-Systems has set itself the goal of recuperating the telecommunications market share that it once had with business customers and becoming the trendsetter of the ICT sector.”

T-Online. Broadband business expanded further with attractive rates and content.

• Broadband again campaign helps to expand customer base

• Revenue up around 7 percent

• EBITDA and operating results increase

• Upgrading of rates options makes broadband offering more appealing

• Digital entertainment services expanded: Musicload and video-on-demand

T-Online International AG continued to record substantial growth in the 2004 financial year. The main drivers of this growth were the company’s persistent development and penetration of the broadband market. T-Online’s broadband campaign implemented in collaboration with T-Com, an enhanced, highly competitive rate plan, and the expansion of the services and content offering all served to broaden the customer base and increase revenue. During 2004, T-Online was also able to lay the foundation for future broadband growth in the Deutsche Telekom Group.

Powered by the mixed business model combining access and non-access products and services, revenue of the T-Online group of companies in 2004 rose by EUR 128 million year-on-year to EUR 1.979 billion. T-Online thus increased its total revenue by around 7 percent. At EUR 1.758 billion, the German market segment accounted for the lion’s share of this revenue. Revenue in this segment was up a rough 5 percent on last year’s figure. The “Rest of Europe” segment accounted for approximately 11 percent of the group’s revenue in 2004. T-Online’s subsidiaries also posted revenue growth of around EUR 51 million year-on-year.

The marked increase in revenue was fuelled by a further expansion of the customer base, but also by customers’ greater acceptance of fee-paying services. In total, the number of registered T-Online subscribers rose to 13.5 million, an increase of some 3 percent compared with the previous year.

T-Online*

(millions of €)	2004	2003	Change

Total revenue	1,979	1,851	128
Germany	1,758	1,681	77
Rest of Europe	221	170	51
Results from ordinary business activities	73	104	(31)
EBITDA(a)	419	335	84
EBITDA, adjusted(a)	420	310	110
EBITDA margin, adjusted(a) (%)	21.2	16.7	4.5

Investments in property, plant, and equipment, and intangible assets(b)	(110)	(81)	(29)

Average number of employees for the year	2,963	2,637	326

*      Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the separate reports of T-Online International AG, which are calculated in accordance with International Financial Reporting Standards (IFRS).

(a)   Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. For detailed information and calculations please refer to the chapter on “Reconciliation of pro forma figures” starting on page 123.

(b)   Excluding goodwill.

The financial figures highlight the T-Online group of companies’ focus on profitable growth. The group’s EBITDA improved once again, up EUR 84 million on 2003. EBITDA rose to EUR 419 million (2003: EUR 335 million). On the whole, prices for technology and growth stocks slipped slightly in 2004, with the TecDAX losing around 3 percent. Despite the outstanding financial results, T-Online shares were unable to avoid this general market downturn.

Broadband campaign helps to expand customer base. The broadband campaign jointly launched by T-Online and T-Com played a pivotal role in the expansion of the customer base as rapid access to multimedia Web content greatly heightens the appeal of T-Online with DSL access. Around 1.1 million T-Online subscribers in Germany opted for a DSL rate during 2004. Broadband services are still the primary growth engine.

One of the main factors contributing to T-Online’s success in 2004 was its extensive DSL rate plan with user-oriented offerings that were perfectly tailored to the new, higher-performance types of T-DSL access offered by T-Com. Providing a higher inclusive volume at the same monthly charge, the new access rates offer both new-comers to broadband and frequent surfers rapid Internet access at an attractive price. New time-based rates and additional flat-rate services, also modeled on T-Com’s new types of T-DSL access, were added as well. In August and September, new customers were able to subscribe for broadband Internet access at an exceptionally low rate by taking advantage of T-Com’s and T-Online’s “Three times zero” campaign. The marketing of the broadband offerings was also propelled by a joint campaign organized by T-Com and T-Online in the pre-Christmas period.

Total number of T-Online subscribers

(millions)*	2004	2003	Change

Customers with a billing relationship	13.50	13.13	0.37
T-Online (Germany)	11.43	10.79	0.64
DSL rates	3.23	2.16	1.07
Narrowband rates	4.95	5.56	(0.61)
PAYG (usage < 30 days)	0.74	0.81	(0.07)
PAYG (usage > 30 days)	2.51	2.26	0.25

Rest of Europe	2.07	2.35	(0.28)
Broadband rates	0.36	0.26	0.10
Narrowband rates	0.21	0.29	(0.08)
PAYG (usage < 30 days)	0.12	0.17	(0.05)
PAYG (usage > 30 days)	1.38	1.63	(0.25)

*                 The total was calculated on the basis of precise figures and rounded to millions.

Development of subscriber figures

High-quality access products that are easy to use. The company does not just offer broadband Internet access for home or office use: T-Online customers can surf the Web or check their e-mail at broadband speed using one of the more than 3,500 T-Com and T-Mobile HotSpots – public communications networks that use wireless LAN technology – throughout Germany. On top of this, T-Online optimized worldwide access to the Internet for its customers during 2004. In over 150 countries, subscribers can now dial up with just their access data, and the charge for accessing the account abroad will appear on their Deutsche Telekom phone bill.

High-quality, rapid access products that are easy to use made T-Online the market leader in 2004 according to a survey by the German consumer organization Stiftung Warentest, which tested ten Internet service providers. In the October issue of its “test” magazine, the organization rated T-Online “good” in the “ISDN/Narrowband” and “DSL/Broadband” categories. Aside from technical performance, services such as e-mail and customer advice and support were assessed. Readers of “PC” magazine also voted T-Online “Product of the year 2003/2004” (Issue 5/2004).

Home theater with T-Online Vision. After high-performance access technology and usage-based rates, a critical success factor for the further development of the Internet is an attractive offering of Internet content. To service its large numbers of subscribers, T-Online and its partners develop content and services that leverage the potential of broadband transmission. Over the T-Online Vision broadband portal, T-DSL users can call up premium content such as well-known Hollywood films or concert videos. Since March 2004, T-Online customers have also been able to receive T-Online Vision’s extensive broadband services on their TV screens. This shows that T-Online quickly responded to an industry trend: the cross-platformdelivery of entertainment services.

During 2004, the company also joined forces with leading hardware manufacturers such as Samsung Electronics, Fujitsu Siemens Computers, and Bose. T-Online Vision’s services can be used on home TV sets with the set-top boxes and media receivers developed by these companies. T-Online Vision aims to provide a broad range of films from the Hollywood film studios Universal, Dreamworks, MGM, and – since August 2004 – also 20th Century Fox. These partners of T-Online Vision contribute current productions and offer T-Online subscribers access to their extensive film archive. By the end of 2004, movie buffs could choose from a changing selection of around 180 recent feature films and documentaries that they could watch as often as they liked in 24 hours in return for a fee. Through a further increase in the transmission rates at the end of the year under review, video-on-demand enhanced the movie experience for users with rapid DSL access in particular.

Musicload successfully positioned. Alongside video-on-demand, T-Online is developing yet another growth segment – the legal downloading of music from the Internet. The number of music fans who are compiling their favorite hits on the computer is constantly on the rise. Since its launch in October 2003, “Musicload,” T-Online’s digital music platform, has evolved into one of the most successful German providers of legal music downloads. In December 2004, the number of monthly downloads rose to around 1.4 million – with a selection of over 420,000 music titles and 775,000 registered customers. Musicload’s cooperation partners include leading labels such as BMG Sony, Warner, edel music, EMI, Kontor, as well as a host of smaller production companies that offer a wide variety of genres. The music platform does not only provide music from numerous record labels, it also offers subscribers several payment options, such as billing by credit card, pay per call, or T-Pay. T-Online subscribers can also have the music they download charged to their telephone bill. In 2004, T-Online stepped up the marketing of its music platform through its partnerships with media companies such as WOM Media Network and RTL NEWMEDIA.

Continuous expansion of T-Online portal with high-quality content. Parallel to its further development of key industry trends,
T-Online extended the T-Online portal in 2004 as an important address for innovative Internet content. The increase in the number of page impressions calculated on the basis of the IVW measurement method provides a clear indication of this. While the number of page impressions registered in 2003 totaled approximately 5.1 billion, 2004 saw a 87 percent improvement to 9.4 billion (source: IVW monthly ranking 1-12/2004). In terms of its reach, measured in 2004 for the first time in line with the standards of Arbeitsgemeinschaft Online- Forschung (the German association for online research, AGOF), T-Online outstrips its German competitors with 13.15 million individual users and services almost 40 percent of Germany’s Internet community (source: www.agof.de, September 30, 2004.)

The appeal of the portal is best illustrated by the German Bundesliga soccer matches. Last year, T-Online once again secured the Internet rights for the 2004/2005 and 2005/2006 seasons. Soccer fans can view a top Bundesliga match on the T-Online portal every Saturday at 6 pm – before it is shown on free TV. In 2004, T-Online also gained mobile communications providers T-Mobile, Vodafone, and O2 as licensees for its Bundesliga services. Other content offerings are also available to the licensees. T-Online thus provides high-quality mobile content and services to more than 90 percent of German mobile communications users.

According to the IVW measurement method, T-Online is also one of the market leaders in a large number of special-interest portals, including portals in the important market segments of News, Sport, Technology, and Computing (source: IVW monthly ranking 1-12/2004). Security and downloading have become the most popular issues in the onComputer section. The access figures show that
T-Online subscribers are prepared to pay for high-quality content.

Services and broad shopping offering round off the product range. T-Online not only offers attractive content; it also provides extensive services and an ever-increasing range of shopping options. Here, too, the focus is on quality and ease of use. The T-Online photo service, for example, was awarded several prizes by trade journals andwas rated “very good” in the September 2004 issue of the “Öko Test” ecology magazine. The service can be used online or offline for downloading and offers various functions for processing photographs.

The shopping option, one of the pillars of the T-Online portal, comprises the T-Online shop, which offers a special range of first-class brand-name goods from the multimedia, computing, photography, TV, and HiFi segments, as well as more than two million products from over 400 selected partner shops. An efficient filtering system helps users to find specific products, and with the product and price comparison feature they can search all associated shops for the best offer.

“After high-performance access technology and usage-based rates, the critical success factor for the development of the Internet is an attractive offering of Internet content.”

Growing interest in special corporate offering. In addition to residential customers, T-Online serves a growing number of corporate customers with its portal offering. The T-Online business portal provides business customers and companies with services and information specific to their sector, as well as an end-to-end product range. A new product in the portfolio is the virtual private network, directVPN, which was presented at CeBIT 2004 and allows protected access to corporate networks.

Position as online marketer expanded further. Building on the range of the extensive T-Online portal network, the company further expanded its portal marketing as a strategic non-access business in 2004. In this context, Interactive Media, a wholly owned subsidiary of T-Online since April 2003, was instrumental in cementing T-Online’s position as a leading online marketer in Germany during the financial year. Interactive Media specializes in customized, integrated online advertising concepts that allow customers to get the best value from their budgets. For this, Interactive Media also draws on partnerships with prominent research institutes such as Enigma Gfk or Plan.Net, with which T-Online cooperates to examine the return on media investments of cross-media campaigns, for example. During 2004, Interactive Media’s advertising concepts were implemented by countless manufacturers of branded goods including Opel, Masterfoods, Nivea, Sony, and Deutsche Postbank.

Group members on the broadband track. T-Online International’s broadband strategy in 2004 involved the European subsidiaries and associated companies helping to drive further growth in the broadband market with new rates and content. The total number of DSL subscribers rose by some 36 percent year-on-year. The subsidiaries Club Internet and Ya.com succeeded in positioning themselves particularly well in their respective countries of France and Spain, where the broadband market is experiencing particularly buoyant growth and is exposed to stiff competition. Club Internet, for example, built upits broadband portfolio substantially in 2004 and rapidly cornered a new high-growth section of the broadband market by introducing Voice over IP. The Spanish subsidiary Ya.com introduced new, low-cost flat-rate offers in 2004 to make DSL access more appealing. Building on the positive development and strategic importance of these companies, T-Online will further strengthen the competitive position of Club Internet and Ya.com in the future, which will enable it to capitalize on the growing popularity of broadband in France and Spain.

Full acquisition of Scout24 to extend marketplace model. In February 2004, the anti-trust authorities approved the acquisition of Scout24 AG by T-Online International. This gives T-Online majority shareholdings in the following Internet marketplaces that are part of the Scout24 group: AutoScout24, JobScout24, FinanceScout24, FriendScout24, Scout24 Schweiz AG, and TopJobsScout24, as well as minority interests in ImmobilienScout24 and other Scout24 companies. Besides Germany and Switzerland, the group is represented in other European countries. Acquiring the online marketplaces will allow T-Online to tap the non-access segment for new sources of revenue. In terms of sales, awareness, and range, marketplaces like AutoScout24 are among the leading providers in Europe.

Strategic opportunities for T-Online in the event of a merger. Even in the event of a successful merger within Deutsche Telekom AG, the current business of T-Online International AG will be continued as an independent organizational unit with its own management and profit and loss responsibility, and will be integrated in Deutsche Telekom AG’s new Broadband/Fixed Network strategic business area. Within this context, it is planned to introduce an integrated broadband strategy with combined options for network access, communications and entertainment services (“Triple Play”). The T-Online organizational unit will continue to be responsible for the development and marketing of all IP products within the Broadband/Fixed Network SBA, particularly offerings in connection with “Triple Play.” As a result of the planned strategic approach, T-Online and Deutsche Telekom expect to generate growth synergies with a net present value of at least EUR 1 billion or so. Even after the merger, the T-Online organizational unit will continue to be the only Internet service provider (ISP) in the Broadband/Fixed Network SBA and will also be responsible for managing and coordinating ISP business in the Deutsche Telekom Group.

“Musicload, T-Online’s digital music platform, has become one of the most successful German providers of legal music downloads.”

“Acquiring the online marketplaces of the Scout24 group will allow T-Online to tap the non-access segment for new sources of revenue.”

Group Headquarters & Shared Services. Business development consistently driven forward.

• Vivento continues successful expansion

• Employment rate at Vivento increased considerably

• Debt reduced by divesting real estate and non-strategic shareholdings

At Group Headquarters & Shared Services, Deutsche Telekom bundled its strategic and cross-divisional management functions along with operational tasks that are not directly related to core business in the divisions. Following the realignment of Deutsche Telekom to the strategic business areas (SBAs) of Broadband/Fixed Network, Mobile Communications and Business Customers, the number of Group Board of Management departments was reduced in the fourth quarter of 2004, preparing the ground for further streamlining of group operations.

Shared Services includes in particular Vivento, Real Estate, DeTeFleetServices GmbH – a full-service provider of fleet management and mobility services – and also Billing & Collection.

New Billing & Collection unit. The former Billing Services and Customer Accounting offices joined forces to form the shared service unit Billing & Collection in May 2004. The new unit develops and operates full-service billing and receivables management solutions for all companies within the Group that offer commercial services to the market. Collaboration with SAF Forderungsmanagement GmbH and SolvenTec GmbH adds credit rating and collection services to round off the services portfolio. As of the 2005 financial year, the entire portfolio will be integrated in the new Business Customers SBA and operate under the T-Systems brand. Billing & Collection and T-Systems have started to join forces in the Business Process for Outsourcing(BPO) as early as the end of 2003, also on the external market.

Group Headquarters & Shared Services

(millions of €)	2004	2003	Change

Total revenue	4,501	4,268	233
Results from ordinary business activities	(3,792)	(4,071)	279
EBITDA(a)	(317)	(276)	(41)
EBITDA, adjusted(a)	(616)	(316)	(300)
EBITDA margin, adjusted(a) (%)	(13.7)	(7.4)	n.a.

Investments in property, plant, and equipment, and intangible assets(b)	(490)	(416)	(74)

Average number of employees for the year	35,095	25,203	9,892

(a)   Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. For detailed information and calculations please refer to the chapter on “Reconciliation of pro forma figures” starting on page 123.

(b)   Excluding goodwill.

New companies in real estate business. Another shared service, Real Estate, is responsible for management and administration of Deutsche Telekom’s real estate portfolio in Germany. The work involved is highly varied, ranging from administration, facilities management and leasing through to closing sales deals. Within the Deutsche Telekom Group, these tasks are the responsibility of Deutsche Telekom Immobilien und Service GmbH (DeTeImmobilien), GMG Generalmietgesellschaft mbH (GMG), and Sireo Real Estate Asset Management GmbH (Sireo). Services the Company has to perform in its role as owner of and service provider for the Group’s antenna mast locations in Germany are handled by DFMG Deutsche Funkturm GmbH.

Group Headquarters(a)

Strategic Business Areas			Shared Services

Broadband/ Fixed Network	Mobile Communications	Business Customers(e)	Real Estate Services(b)

DeTeFleetServices GmbH

Vivento(c)

Other(d)

(a)          Structure as of 2005; Group Headquarters includes subsidiaries such as: Deutsche Telekom International Finance B.V., Deutsche Telekom Holding B.V., T-Venture Holding GmbH.

(b)         Real Estate Services = Deutsche Telekom Immobilien und Service GmbH (DeTeImmobilien), DFMG Deutsche Funkturm GmbH, GMG Generalmietgesellschaft mbH (GMG), Sireo Real Estate Asset Management GmbH (Sireo), and PASM Power and Air Condition Solution Management GmbH & Co. KG.

(c)          Including Vivento Customer Services GmbH & Co. KG (VCS) and Vivento Technical Services GmbH & Co. KG (VTS).

(d)         Primarily: DeTeAssekuranz – Deutsche Telekom Assekuranzvermittlungsgesellschaft mbH, Deutsche Telekom Training GmbH, Fachhochschule Leipzig, Human Resources Management, Accounting & Controlling.

(e)          The Billing & Collection Shared Service will be integrated in the Business Customers strategic business area as of 2005.

In 2005, the newly established PASM Power and Air Condition Solution Management GmbH & Co. KG is scheduled to join Deutsche Telekom’s real estate group. A large-scale project was launched during the 2004 financial year to prepare for the company’s taking up operations. PASM will supply the Deutsche Telekom Group in Germany with emergency power and air conditioning services for its telecommunications systems. By bundling management and fixed assets, the company aims to achieve major savings as of 2005 and to improve the resilience of its IT systems. Furthermore, DeTeImmobilien also plans to offer its real estate services to shareholdings in Central and Eastern Europe. In this context, DeTeImmobilien founded a company with a local partner in Hungary at the beginning of 2005.

Vivento reports major successes with job placements. Vivento reports excellent business development in 2004. It successfully set up two new business lines, managed major projects that involved large numbers of jobs, and implemented the employment alliance. In doing so, it played a key role in securing jobs and generating savings for the Group. The employment rate continued to rise throughout the year. Pursuant to Vivento’s approach, temporary job placement is an intermediate step for employees on the way to their ultimate goal, namely permanent employment.

With the Call Center Unit and Vivento Technical Services, Vivento launched two new business lines during 2005, thereby creating new jobs in sustainable areas of business. As part of the Call Center Unit, Vivento Customer Services GmbH & Co. KG (VCS) started operations in early 2004, offering innovative services in the fast-growing call center segment. Ever since it was founded, the company has been growing continuously. By the end of the year, VCS was able to boast presence in 18 locations. Its expansion focused on eastern Germany. On December 31, 2004, the VCS workforce had already reached a total of 3,400 employees, 1,300 of whom were contract or temporary staff from Vivento.

Vivento Technical Services GmbH & Co. KG (VTS), whose business mission is to create qualified jobs in the technology sector, was launched in July 2004. The Vivento group of companies offers installation and after-sales services for technical infrastructures, above all for companies in the telecommunications and information technology sectors. Parallel to the founding of VTS, the 350 people employed in the Communication Networks unit at Network Projects & Services GmbH were transferred to the new company. Building on this qualified team, VTS continued to expand its workforce during the year. At the end of 2004, the company already had 1,400 employees, some 1,000 of whom were contract or temporary staff from Vivento.

Key job opportunities presented themselves with the signing of an administrative agreement by the Federal Employment Agency (BA) and Deutsche Telekom. As a result, some 3,000 civil servants from Vivento supported the BA as they collected and entered the data that were required for the launch of Germany’s restructured benefits for the long-term unemployed.

Staff figures for 2004 at Vivento were largely influenced by the employment alliance that was agreed for Deutsche Telekom AG in March with ver.di trade union. The reduction in weekly working hours from 38 to 34 hours was instrumental in securing around 9,800 jobs all over Germany. Around 2,000 employees of the Deutsche Telekom Group were given new posts simply through the staff return and reintegration process. In addition, the Company avoided having to transfer more employees to Vivento.

Approximately 11,900 staff were moved to Vivento from the Deutsche Telekom Group during the 2004 financial year, raising the number of employees transferred since its foundation to 31,100. Some 9,200 employees have left Vivento since the beginning of 2004, around 1,700 of them in the fourth quarter of the year. About 12,900 employees have left Vivento since it was first founded. At the end of the financial year, Vivento had around 19,000 employees: 700 permanent staff, 4,600 employees in the two business lines and 13,700 transferees. Approximately 10,000 of these employees were in temporary employment in December. The company successfully raised its employment rate from around 35 percent at the start of 2004 to around 80 percent at year-end. Compared with the prior-year, the average number of employees increased by roughly 11,000.

Positive developments during 2004 testify to the success of Vivento’s strategic orientation. Building on its ongoing goal, namely to place as many employees as possible in permanent jobs, Vivento will continue to expand its VCS and VTS operations and realize other employment opportunities. At the same time, the company focuses on in-depth cooperation with public agencies and institutions, first and foremost as a means of placing civil servant employees at Deutsche Telekom in new permanent jobs.

Adjustments to real estate portfolio in 2004 again helped with debt reduction. In the 2004 financial year, further adjustments were made to Deutsche Telekom’s real estate portfolio. Sireo Real Estate Asset Management GmbH, responsible for managing the Company’s building assets, focused on selling off real estate that is no longer needed for business operations and cutting back on rented floor space in its portfolio of rented buildings. During its adjustment activities, Sireo closed 524 sales deals for real estate involving 170,000 square meters (1.8 million square feet) of rental space and around 2.1 million square meters (22.6 million square feet) of land. Over 2004 as a whole, cash inflow from the sale of real estate totaled EUR 0.3 billion, although some of these payments relate to contracts concluded in previous years. By further pursuing its activities to optimize floor space and corporate sites, the company reduced leased floor space by another 370,000 square meters (4 million square feet) in 2004. In this way, Sireo and DeTeImmobilien contributed to another reduction in the Group’s leasing and facility management costs in the year under review. Costs are expected to be cut again in 2005 as Deutsche Telekom’s real estate portfolio is subjected to further streamlining.

Shares in satellite operator SES Global sold. Another aspect of the group’s monetization strategy is to part with non-strategic minority shareholdings. In May 2004, Deutsche Telekom therefore sold off a portion of the 77.5 million shares that constituted a 13.2 percent holding in European satellite operator SES Global S.A. The sale was made as part of a listing of SES Global S.A. In November, the company then divested its remaining 7.3 percent stake. Selling its shareholding in the satellite operator meant cash inflow for Deutsche Telekom at around EUR 0.6 billion.

Revenue up thanks to new business at Vivento. At year-end, the total revenue generated by Group Headquarters & Shared Services was up on last year’s figure. This rise is largely accounted for by revenues from Vivento’s new Call Center and VTS business lines. Net revenue for the year amounted to around 7.5 percent of total revenue. This is largely accounted for by revenue generated in the Real Estate unit.

Marked improvement in result. Results from ordinary business activities saw a substantial improvement compared with the same period last year. This positive development is due above all to an improvement in financial expense, triggered by the fact that lowering the Group’s net debt meant a major improvement in net interest expense. Another positive aspect in the overall result was the reduction in write-downs. These were largely influenced by cutbacks in the real-estate portfolio. In contrast, the decline in EBITDA had a negative impact on the overall result. Adjusted to exclude special factors, EBITDA was substantially down on last year’s figure.  The main factors causing this decline were the dramatic rise in expenditure at Vivento, which is accounted for by the higher average headcount during 2004. This rise in expenditure is partly compensated by the revenues generated in the two business lines and earnings from contract and temporary work. EBITDA was positively impacted by cost savings resulting from the successful implementation of measures to improve efficiency and by lower accruals for payments by Deutsche Telekom to the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse) due to changes resulting from the healthcare reform.

Unadjusted EBITDA also deteriorated compared with the same period last year. However, the deterioration was not so marked due to the rise in special factors impacting EBITDA. Last year’s special factors totaled EUR +0.04 billion compared with EUR +0.3 billion for 2004. Positive influences last year included transfer payments totaling some EUR 0.1 billion for employees who were moved from T-Com to Vivento, and profits from the sale of minority shareholdings totaling some EUR 0.2 billion. By contrast, EUR 0.3 billion in accruals for voluntary redundancy payments, additions to accruals for payments to the Civil Service Health Insurance Fund and additions to pension accruals as a result of changes in interest rates all contributed to the negative impact last year. During the 2004 financial year, the positive effects from payments employees transferred to Vivento totaling EUR 0.1 billion and earnings from the sale of shareholdings, in particular the SES Global S.A. holding totaling EUR 0.2 billion, eclipsed the special factors that had negatively impacted the result. These included accruals for the voluntary redundancy program that was launched in the first quarter of the year.

The average number of employees in 2004 was 35,095. The increase of 9,892 compared with the previous year is mainly attributable to the higher number of Vivento employees. Transferees and employees in the Vivento business lines (excluding permanent staff) accounted for around 53 percent of the total workforce at the end of 2004.

Reconciliation of pro forma figures.

Pro forma figures include EBITDA, EBITDA adjusted for special factors, the EBITDA margin, the EBITDA margin adjusted for special factors, free cash flow, and gross and net debt.

Pro forma figures are not governed by German or U.S. GAAP. As other companies may not compute the pro forma figures presented by Deutsche Telekom in the same way, Deutsche Telekom’s pro forma figures are only comparable with similarly designated disclosures by other companies to a limited extent.

Pro forma figures should not be viewed in isolation as an alternative to net income/loss, results from ordinary business activities, net cash provided by operating activities, debt (in accordance with the consolidated balance sheet), or other Deutsche Telekom figures reported under German or U.S. GAAP.

EBITDA, EBITDA adjusted for special factors, and EBITDA margin. EBITDA. EBITDA of the divisions and the Group as a whole is derived from the results from ordinary business activities. This measure of earnings before income/loss applicable to minority shareholders and before income taxes is additionally adjusted for other taxes, net financial expense, and depreciation and amortization.

It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

In this definition, net financial expense includes net interest expense, income/loss related to associated and related companies, and write-downs of financial assets and marketable securities. As it is based on the results from ordinary business activities, this method of computation allows EBITDA to be derived in a uniform way on the basis of an accepted accounting measure of earnings published for the divisions and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and measure the performance of the individual units.

EBITDA adjusted for special factors. Deutsche Telekom defines EBITDA adjusted for special factors as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation, and before the effects of any special factors. Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and in order to better evaluate and compare developments over several reporting periods. More detailed explanations of the effects of special factors on Group EBITDA and the divisions’ EBITDA are contained in the following section “Special factors”.

EBITDA margin. In order to compare the EBITDA earnings power of results-oriented units of different sizes, the EBITDA margin is presented in addition to EBITDA. The EBITDA margin represents the ratio of EBITDA or EBITDA adjusted for special factors to net revenue (EBITDA divided by net revenue).

Special factors. Deutsche Telekom’s net income and the EBITDA of the Deutsche Telekom Group and of the divisions were affected by a range of special factors in both the period under review and the previous periods.

The underlying concept involves the elimination of special factors that affect ordinary business activities and thus impair the comparability of EBITDA and net income/loss with previous years. In addition, a statement about the future development of EBITDA and net income is only possible to a limited extent due to such special factors.

The adjustments are made irrespective of whether the relevant income and expenses are reported in the results from ordinary business activities, in extraordinary income/ loss, or in tax expense. Income and expenses directly relating to the items being adjusted are also adjusted.

The following tables show how Deutsche Telekom derives EBITDA adjusted for special factors for the Group and for its divisions from the results from ordinary business activities. The special factors have been defined and quantified both for the year under review and for the previous year. A five-year comparison from 2000 to 2004 is presented for the Group.

Reconciliation of Group EBITDA, comparison for the period from 2000 to 2004

(billions of €)	2004	2003	Change	% (1)	2002	2001	2000

Net revenue	57.9	55.8	2.1	3.7	53.7	48.3	40.9

Results from ordinary business activities	6.5	1.4	5.1	n.a.	(27.1)	(2.5)	6.4
Financial income (expense), net	(3.4)	(4.0)	0.6	17.5	(6.0)	(5.3)	(1.2)
Depreciation and amortization	(12.2)	(12.9)	0.7	4.9	(36.9)	(15.2)	(13.0)
Other taxes	(0.2)	(0.2)	0.0	(22.8)	(0.3)	(0.1)	(0.1)
EBITDA(1)	22.3	18.5	3.8	20.8	16.1	18.1	20.7
EBITDA margin (%)(1)	38.6	33.1			30.0	37.4	50.6
Special factors affecting EBITDA	2.9	0.2	2.7	n.a.	(0.2)	3.0	7.8

EBITDA adjusted for special factors(1)	19.4	18.3	1.1	5.9	16.3	15.1	12.9

EBITDA margin adjusted for special factors (%)(1)	33.5	32.8			30.4	31.3	31.6

(1)   Calculated and rounded on the basis of millions for the purpose of greater precision.

Special factors affecting the EBITDA of the Group and the divisions: In the 2004 financial year. Special factors affecting EBITDA positively in the 2004 financial year primarily included income from the write-up of U.S. mobile communications licenses at T-Mobile USA (EUR 2.4 billion) and income totaling EUR 1.3 billion (including transaction costs) from the sale of shares in Mobile TeleSystems (MTS) (T-Mobile), the interests in the European satellite operator SES Global SA and Eutelsat S.A. (Group Headquarters & Shared Services), as well as from the disposal of the T-Systems subsidiary cc-chemplorer Limited. The sale of the shares in Virgin Mobile also generated subsequently recognized income of EUR 0.1 billion at T-Mobile.

This is offset by expenses of approximately EUR 0.4 billion, primarily consisting of voluntary redundancy payments in the T-Com division and at Group Headquarters & Shared Services, and by the recognition of accruals for contingent losses of EUR 0.5 billion relating to the dissolution of the mobile communications joint venture between T-Mobile USA and Cingular Wireless.

In addition, intragroup expenses for staff transfers to Vivento had an EBITDA-neutral effect.

In the 2003 financial year. Special factors affecting EBITDA positively in the previous year include income of EUR 0.4 billion in the T-Com division from the sale of the remaining cable companies. In conjunction with the sale of the cable business, this income was partly offset by additions to accruals and transaction costs totaling EUR 0.2 billion, which reduced EBITDA.

Income from the sale of the T-Systems subsidiaries TELECASH Kommunikations-Service GmbH and T-Systems SIRIS S.A.S. (totaling EUR 0.1 billion) and from the sale of the shares in MTS (EUR 0.4 billion) in the T-Mobile division also had a positive effect on EBITDA. Additional income totaling EUR 0.3 billion, reported under Group Headquarters & Shared Services, resulted from the sale of minority interests in Eutelsat, Ukrainian Mobile Communications (UMC), Celcom Bhd. (Malaysia), Globe Telecom, and Inmarsat Ventures plc.

In addition to the recognition of an additional minimum liability (AML), and an addition to the accrual for payments to the Civil Service Health Insurance Fund (PBeaKK), due to the adjustment of the discount rate applied, the loss on the sale of T-Systems MultiLink SA and the Swiss company T-Systems CS AG, Card Services, and restructuring expenses in the T-Com division due to personnel reduction measures at the Croatian subsidiary T-Hrvatski Telekom totaling EUR 0.7 billion reduced EBITDA in the previous year. Furthermore, the T-Com division and Group Headquarters & Shared Services recognized accruals for voluntary redundancy payments totaling EUR 0.1 billion that were also reported as special factors.

In addition, the intragroup sale of t-info to DeTeMedien (T-Com division) had an EBITDA effect in the T-Online division in the prior-year period that, however, had a neutral impact at Group level. An expense at the T-Com division and a gain at Group Headquarters & Shared Services resulting from intragroup staff transfer payments to Vivento amounting to EUR 0.1 billion also had a neutral effect in the Group in the 2003 financial year.

The following special factors impacted EBITDA in previous years (2002 to 2000):

2002: Income from the sale of the interest in PT Satelindo (EUR 0.2 billion) as well as the disposal of T-Online shares amounting to EUR 0.3 billion. EBITDA was reduced by expenses for restructuring measures in the T-Com and T-Systems divisions amounting to EUR 0.4 billion, as well as transaction costs and the recognition of an additional minimum liability (AML) totaling EUR 0.3 billion. In addition, the intragroup sale of T-Motion to T-Mobile generated income in the T-Online division’s EBITDA that had a neutral effect in the Group.

2001: Income from the sale of the interests in Sprint-FON and Sprint-PCS (including transaction costs) in the total amount of EUR 1.9 billion, a book gain on the sale of the Baden-Württemberg cable TV company (EUR 0.9 billion), income from the sale of regional cable service companies (EUR 0.1 billion), and from the reversal of accruals (EUR 0.3 billion). EBITDA was reduced by the recognition of an additional minimum liability (AML) of EUR 0.2 billion.

2000: Income from the sale of Atlas/Global One (EUR 2.8 billion) and of the North Rhine-Westphalia and Hesse cable companies (EUR 3.0 billion), as well as the T-Online IPO (EUR 2.7 billion), and the dilutive effect of the IPOs of MTS (Russia) and of comdirect bank AG (EUR 0.2 billion), in which T-Online International AG holds an interest. Furthermore, additions to accruals, losses from disposals of noncurrent assets, and losses on receivables reduced EBITDA by EUR 0.9 billion.

Reconciliation of EBITDA in the divisions for 2004 and 2003

												Group Headquarters &
	T-Com				T-Mobile		T-Systems			T-Online(3)		Shared Services
(billions of €)	2004		2003		2004	2003	2004		2003	2004	2003	2004	2003

Total revenue	27.8		29.2		25.0	22.8	10.5		10.6	2.0	1.9	4.5	4.2

Results from ordinary business activities(2)	5.5		4.7		4.6	0.8	(0.2)		(0.6)	0.1	0.1	(3.8)	(4.1)
Financial income (expense), net(2)	0.1		(0.3)		(0.8)	(0.9)	(0.2)		(0.5)	0.1	0.2	(2.6)	(2.9)
Depreciation and amortization	(4.8)		(5.2)		(5.1)	(5.2)	(1.4)		(1.5)	(0.4)	(0.4)	(0.8)	(0.9)
Other taxes	0.0		0.0		(0.1)	(0.1)	0.0		0.0	0.0	0.0	(0.1)	0.0
EBITDA(1)	10.2		10.2		10.6	7.0	1.4		1.4	0.4	0.3	(0.3)	(0.3)
EBITDA margin (%)(1)	36.8		34.8		42.4	30.8	12.9		13.3	21.2	18.1	(7.0)	(6.5)
Special factors affecting EBITDA	(0.2	)(a)	(0.2	)(b)	2.9 (c)	0.3 (d)	(0.1	)(e)	0.0 (f)	0.0	0.0	0.3 (g)	0.1 (h)

EBITDA adjusted for special factors(1)	10.5		10.4		7.7	6.7	1.5		1.4	0.4	0.3	(0.6)	(0.3)

EBITDA margin adjusted for special factors (%)(1)	37.6		35.5		30.7	29.3	14.0		13.3	21.2	16.7	(13.7)	(7.4)

(1)          Calculated and rounded on the basis of millions for the purpose of greater precision.

(2)          The Toll Collect joint venture has been managed by and reported under the T-Systems segment since April 1, 2004. For segment reporting purposes, the effects on the statement of income and the balance sheet are no longer shown under T-Com, but under T-Systems. To facilitate comparison, prior-year figures have been adjusted accordingly.

(3)          Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the separate reports of T-Online International AG, which are calculated in accordance with International Financial Reporting Standards (IFRS).

T-Com

(a)          Primarily expenses for voluntary redundancy payments due to the collective agreement on the employment alliance and at the Eastern European subsidiaries, as well as expenses from intragroup staff transfer payments to Vivento.

(b)         Income from the sale of the cable activities (EUR 0.4 billion) and related expenses and transaction costs (EUR 0.2 billion), recognition of an additional minimum liability (AML) due to the adjustment of the discount rate applied (EUR 0.2 billion), accruals for restructuring expenses at T-Hrvatski Telekom (Croatia) and accruals for employee severance payments for the domestic business totaling EUR 0.1 billion, expenses of EUR 0.1 billion resulting from intragroup staff transfer payments to Vivento.

T-Mobile

(c)          Income from the sale of shares of MTS (EUR 0.9 billion) and from the write-up of U.S. mobile communications licenses at
T-Mobile USA (EUR 2.4 billion), addition to accruals for contingent losses relating to the dissolution of the mobile communications joint venture between T-Mobile USA and Cingular Wireless (EUR 0.5 billion), as well as subsequently recognized proceeds from the sale of Virgin Mobile amounting to EUR 0.1 billion. Expenses also arose from intragroup staff transfer payments to Vivento.

(d)         Income from the sale of shares in MTS and recognition of an additional minimum liability (AML) due to the adjustment of the discount rate applied.

T-Systems

(e)          Income from the sale of cc-chemplorer and intragroup expenses for staff transfers to Vivento.

(f)            Income from the sale of TELECASH and SIRIS (EUR 0.1 billion). This is offset by losses on the sale of MultiLink and
T-Systems CS AG, and the recognition of an additional minimum liability (AML) due to the adjustment of the discount rate applied (totaling EUR 0.1 billion).

Group Headquarters & Shared Services

(g)         Income from the sale of SES (including transaction costs) and the interest in Eutelsat, together totaling EUR 0.3 billion, as well as from intragroup staff transfer payments to Vivento and the reversal of accruals, together totaling EUR 0.1 billion. This is offset by expenses amounting to around EUR 0.1 billion, primarily for voluntary redundancy payments due to the collective agreement on the employment alliance.

(h)         Income from the sale of the minority interests in Eutelsat, UMC, Celcom, Globe Telecom, and Inmarsat (EUR 0.3 billion), income of EUR 0.1 billion resulting from intragroup staff transfer payments to Vivento, personnel accruals of EUR 0.3 billion, primarily the recognition of an additional minimum liability (AML) due to the adjustment of the discount rate applied, and an accrual for payments to the Civil Service Health Insurance Fund.

Special factors outside Group EBITDA that affect depreciation and amortization, net financial income/expense, taxes, and income/losses applicable to minority shareholders: In the 2004 financial year. Special factors not affecting Group EBITDA in the 2004 financial year were the tax expense of EUR 0.6 billion, mainly attributable to deferred tax liabilities recognized from the write-up of U.S. mobile communications licenses at T-Mobile USA, and the share of the expenses for severance payments at the T-Com division’s Eastern European subsidiaries of EUR 0.1 billion attributable to minority shareholders.

Overall, special factors relating to the operating result and the non-operating result that increased net income amounted to EUR 3.9 billion in the period under review, while special factors decreasing net income amounted to EUR 1.5 billion.

In the 2003 financial year. In the previous year, special factors that did not have an effect on EBITDA totaling EUR 0.9 billion resulted primarily from the write-up of the net carrying amount of the interest in comdirect bank AG (EUR 0.1 billion), in which
T-Online holds an interest, as well as separate special factors in the form of tax income totaling EUR 0.8 billion. These are due in particular to the conversion of T-Mobile International AG into a limited partnership (AG & Co. KG) (EUR 0.4 billion), and a related reduction in the tax expense from the intragroup reclassification of foreign shareholdings (EUR 0.4 billion). Deferred taxes of EUR 0.1 billion were also recognized on the additional minimum liability (AML). The tax effects on the other special factors amounting to EUR 0.1 billion were determined on the basis of the corporation tax rate. These were mainly offset by tax effects from the reduction in deferred tax assets relating to sales of deferred payments (cable business in Baden-Württemberg and Hesse) amounting to EUR -0.2 billion.

Overall, special factors relating to the operating result and the non-operating result that increased net income amounted to EUR 2.3 billion in the 2003 financial year, while special factors decreasing net income amounted to EUR 1.2 billion.

In the previous years (2002 to 2000), the following special factors not affecting EBITDA had an impact on net income/loss.

Nonscheduled write-downs of intangible assets and property, plant, and equipment

(billions of €)

2002		Total	(21.4)
	Intangible assets (goodwill and mobile communications licenses)		(21.3)
	Property, plant, and equipment at T-Systems		(0.1)
2001		Total	(1.8)
	Land and buildings		(0.8)
	Amortization of goodwill on brand names as part of the rebranding of mobile communications majority holdings in the T-Mobile division		(1.0)
2000		Total	(3.0)
	Land		(2.0)
	Parts of the long-distance copper cable network and telecommunications equipment		(1.0)

Financial income/expense, net

(billions of €)

2002		Total	(1.6)
	Valuation adjustments for loans to associated companies of Kabel Deutschland GmbH		(0.3)
	Valuation adjustment for the net carrying amount of the shareholding in France Telecom		(0.6)
	Valuation adjustment for the net carrying amount of the shareholding in comdirect		(0.1)
	Nonscheduled write-downs of other investments in noncurrent securities		(0.4)
	Nonscheduled write-down of the UMTS license held by
	T-Mobile Netherlands as part of its inclusion as an associated company		(0.2)
2001		Total	(0.9)
	Valuation adjustment for the net carrying amount of the shareholding in France Telecom		(0.3)
	Other nonscheduled write-downs of financial investments		(0.6)
2000	Proceeds from the sale of WIND		(2.3)

The tax effects on the individual special factors from 2000 to 2002 were determined on the basis of the corporation tax rate. The following key tax effects must be disclosed:

In the 2002 financial year, tax income of EUR 3.0 billion was generated from the nonscheduled write-downs of mobile communications licenses held by T-Mobile USA. Furthermore, retroactive amortization of goodwill to be recognized in Deutsche Telekom AG’s tax accounts in accordance with a Federal Fiscal Court ruling resulted in positive tax effects, which were in turn a separate special factor affecting the Group’s result. In the 2001 financial year, the offsetting of a loss from the write-down of the net carrying amount of the shareholding in NAB/Sprint was a separate special factor.

In addition, a separate overview of the effects of special factors on the consolidated statement of income in the 2004 financial year is presented below:

Reconciliation of the consolidated statement of income for the financial year from January 1, 2004 to December 31, 2004

(billions of €)	2004	Special factors		2004 (excluding special factors

Net revenue	57.9			57.9
Cost of sales	(31.4)	(0.1	)(2)	(31.3)
Gross profit from sales(1)	26.5	(0.1)		26.6
Other expenses	(23.5)	(0.8	)(3)	(22.7)
Other operating income	6.9	3.8	(4)	3.1
Operating result(1)	9.9	2.9		7.0
Financial income (expense), net	(3.4)			(3.4)
Results from ordinary business activities(1)	6.5	2.9		3.6
Income taxes	(1.6)	(0.6	)(5)	(1.0)
Income (losses) applicable to minority shareholders	(0.3)	0.1	(6)	(0.4)
Net income/effect of special factors on net income(1)	4.6	2.4		2.2

Reconciliation of EBITDA
Results from ordinary business activities(1)	6.5	2.9		3.6
Financial income (expense), net	(3.4)			(3.4)
Depreciation and amortization	(12.2)			(12.2)
Other taxes	(0.2)			(0.2)
EBITDA(1)	22.3	2.9		19.4
EBITDA margin (%)(1)	38.6	n.a.		33.5

(1)          Calculated and rounded on the basis of millions for the purpose of greater precision.

(2)          Expenses for severance payments at the T-Com division’s Eastern European subsidiaries.

(3)          Primarily voluntary redundancy payments at the T-Com division and Group Headquarters & Shared Services, as well as the recognition of accruals for contingent losses relating to the dissolution of the mobile communications joint venture between T-Mobile USA and Cingular Wireless.

(4)          Mainly income from the write-up of U.S. mobile communications licenses at T-Mobile USA (EUR 2.4 billion), income from the sale of shares in MTS (T-Mobile), the interests in SES and Eutelsat (Group Headquarters & Shared Services), as well as from the disposal of cc-chemplorer (T-Systems) totaling EUR 1.3 billion. The sale of the shares in Virgin Mobile also generated subsequently recognized income of EUR 0.1 billion at T-Mobile.

(5)          Primarily deferred taxes from the write-up of U.S. mobile communications licenses at T-Mobile USA.

(6)          Share of expenses for severance payments at the T-Com division’s Eastern European subsidiaries attributable to minority shareholders.

Free cash flow. Deutsche Telekom defines free cash flow as cash generated from operations minus interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant, and equipment.

Deutsche Telekom is of the opinion that free cash flow is used by investors as a measure to enable them to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for intangible assets (excluding goodwill) and property, plant, and equipment), in particular with regard to investments in associated and related companies, and the repayment of liabilities. Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and methods of calculating this measure are only comparable with similarly designated measures and disclosures by other companies to a limited extent.

Reconciliation of the Group’s free cash flow, comparison for the period from 2000 to 2004

(billions of €)	2004	2003	Change	% (1)	2002	2001	2000

Cash generated from operations	19.9	18.1	1.8	10.0	16.7	16.3	12.9
Interest received (paid)	(3.6)	(3.8)	0.2	4.8	(4.2)	(4.3)	(2.9)
Net cash provided by operating activities(1)	16.3	14.3	2.0	13.9	12.5	11.9	10.0
Cash outflows from investments in intangible assets (excluding goodwill) and property, plant, and equipment	(6.1)	(6.0)	(0.1)	(1.6)	(7.6)	(10.9)	(23.5)
Free cash flow (before dividend payments)(1)	10.2	8.3	1.9	22.9	4.8	1.1	(13.5)
Dividends paid	(0.4)	(0.1)	(0.3)	n.a.	(1.6)	(1.9)	(1.9)
Free cash flow (after dividend)(1)	9.8	8.2	1.6	19.3	3.3	(0.8)	(15.4)

(1)          Calculated and rounded on the basis of millions for the purpose of greater precision.

The reconciliation of the Group’s free cash flow is based on the amounts reported in the consolidated statement of cash flows prepared in accordance with International Accounting Standard (IAS) No. 7, Cash Flow Statements, and German Accounting Standard (GAS) No. 2, Cash Flow Statements.

Gross and net debt. In the consolidated financial statements, the items “bonds and debentures” and “liabilities to banks” are reported as “debt” (in accordance with consolidated balance sheet).

Gross debt includes not only “debt (in accordance with consolidated balance sheet),” but also liabilities to non-banks from loan notes, cash collateral received for positive fair values from derivatives, and necessary settlement amounts for interest rate and cross-currency swaps for loans taken out in foreign currencies summarized under “Other liabilities” in the balance sheet. Gross debt is the basis for total net interest expense incurred.

In addition to this key figure, Deutsche Telekom shows “net debt.” Net debt is generally calculated by subtracting liquid assets, other investments in noncurrent securities and in marketable securities, as well as discounts on loans, which are contained in the balance sheet item “Prepaid expenses and deferred charges.” In addition, the following items (which are reported under the balance sheet item “Other assets”) are subtracted in the same way as for the liabilities side: cash collateral paid for negative fair values from derivatives, and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies.

Gross and net debt are common indicators in Deutsche Telekom’s competitive environment, although definitions may vary, and are used by Deutsche Telekom’s senior operating decision-makers to manage and monitor debt.

Reconciliation of the Group’s gross and net debt, comparison for the period from 2000 to 2004

(billions of €)	2004	2003	Change	% (1)	2002	2001	2000

Bonds and debentures	39.6	51.6	(12.0)	(23.3)	56.7	58.3	51.4
Liabilities to banks	3.1	3.8	(0.7)	(19.4)	6.3	8.7	9.0
Debt (in accordance with consolidated balance sheet)(1)	42.7	55.4	(12.7)	(23.0)	63.0	67.0	60.4
Liabilities to non-banks from loan notes	0.7	0.8	(0.1)	(6.3)	0.8	0.7	0.7
Miscellaneous other liabilities	0.4	0.3	0.1	33.1	0.3	0.2	0.2
Gross debt(1)	43.8	56.5	(12.7)	(22.5)	64.1	67.9	61.3
Liquid assets	8.1	9.1	(1.0)	(11.8)	1.9	2.9	1.9
Other investments in marketable securities	0.1	0.2	(0.1)	(45.1)	0.4	0.7	0.8
Other investments in noncurrent securities	0.0	0.1	(0.1)	(81.4)	0.2	0.9	1.1
Other assets	0.2	0.3	(0.1)	(18.8)	0.2	0.3	0
Discounts on loans (prepaid expenses and deferred charges)	0.2	0.2	0.0	(23.9)	0.3	0.3	0.1
Net debt(1)	35.2	46.6	(11.4)	(24.4)	61.1	62.8	57.4

(1)          Calculated and rounded on the basis of millions for the purpose of greater precision.

Consolidated financial statements

Statement of income
Balance sheet
Noncurrent assets
Statement of cash flows
Statement of shareholders’ equity
Segment reporting
Notes to the consolidated financial statements
Auditors’ report
Summary of differences between German GAAP and U.S. GAAP

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Consolidated statement of income.

(millions of €)	Note	2004	2003	2002

Net revenue	1	57,880	55,838	53,689

Cost of sales	2	(31,402)	(31,402)	(44,477)

Gross profit		26,478	24,436	9,212

Selling costs	3	(13,282)	(13,505)	(13,264)

General and administrative costs	4	(4,680)	(4,976)	(6,062)

Other operating income	5	6,936	4,558	3,901

Other operating expenses	6	(5,584)	(5,084)	(14,915)

Operating results		9,868	5,429	(21,128)

Financial expense, net	7	(3,327)	(4,031)	(6,022)

Results from ordinary business activities		6,541	1,398	(27,150)

Income taxes	8	(1,608)	225	2,847

Income (loss) after taxes		4,933	1,623	(24,303)

(Income) losses applicable to minority shareholders	9	(299)	(370)	(284)

Net income (loss)		4,634	1,253	(24,587)

Earnings (loss) per share in €		1.10	0.30	(5.86)

Consolidated balance sheet.

(millions of €)	Note	Dec. 31, 2004	Dec. 31, 2003

Assets

Noncurrent assets
Intangible assets	13	43,255	45,193
Property, plant, and equipment	14	44,152	47,268
Financial assets	15	3,030	3,190
		90,437	95,651

Current assets
Inventories, materials, and supplies	16	1,417	1,432
Receivables	17	5,131	5,762
Other assets	18	1,959	3,162
Marketable securities	19	95	173
Liquid assets	20	8,050	9,127
		16,652	19,656

Prepaid expenses and deferred charges	21	727	772

		107,816	116,079

Shareholders’ equity and liabilities

Shareholders’ equity	22
Capital stock	23	10,747	10,746
Additional paid-in capital	24	50,113	50,092
Retained earnings	25	248	248
Unappropriated net loss carried forward		(23,311)	(24,564)
Net income		4,634	1,253
Cumulative translation adjustment account		(8,513)	(8,017)
		33,918	29,758
Minority interest	26	4,023	4,053
		37,941	33,811

Accruals
Pensions and similar obligations	28	4,591	4,456
Other accruals	29	12,250	11,247
		16,841	15,703

Liabilities	30
Debt		42,652	55,411
Other		9,758	10,451
		52,410	65,862

Deferred income		624	703

		107,816	116,079

Consolidated statement of noncurrent assets.

	Acquisition or production cost
(millions of €)	Jan. 1, 2004	Currency translation adjustment	Changes in the composition of the Deutsche Telekom Group	Additions	Disposals	Reclassifications	Dec. 31, 2004

Intangible assets
Concessions, industrial and similar rights and assets, and licenses in such rights and assets	36,866	(1,277)	213	761	499	135	36,199
of which: UMTS licenses	14,888	4	0	87	0	0	14,979
of which: FCC licenses	16,876	(1,282)	0	13	9	(1)	15,597
of which: GSM licenses	737	12	0	0	0	81	830
of which: other assets	4,365	(11)	213	661	490	55	4,793
Goodwill	41,684	(1,159)	207	190	27	0	40,895
Advance payments	75	0	43	57	1	72	246
	78,625	(2,436)	463	1,008	527	207	77,340

Property, plant, and equipment
Land and equivalent rights, and buildings including buildings on land owned by third parties	18,012	29	0	179	571	(24)	17,625
Technical equipment and machinery	83,155	(32)	318	2,019	2,511	1,955	84,904
Other equipment, plant, and office equipment	6,371	(10)	18	595	567	344	6,751
Advance payments and construction in progress	2,039	(77)	17	2,325	26	(2,482)	1,796
	109,577	(90)	353	5,118	3,675	(207)	111,076

Financial assets
Investments in unconsolidated subsidiaries	322	9	(64)	47	159	0	155
Loans to unconsolidated subsidiaries	1	0	0	0	0	0	1
Investments in associated companies	2,774	113	(62)	954	493	(182)	3,104
Other investments in related companies	671	(6)	1	25	420	182	453
Long-term loans to associated and related companies	333	0	0	0	22	0	311
Other investments in noncurrent securities	86	0	(5)	1	66	0	16
Other long-term loans	92	2	(8)	87	95	0	78
	4,279	118	(138)	1,114	1,255	0	4,118

	192,481	(2,408)	678	7,240	5,457	0	192,534

	Depreciation, amortization, and write-downs								Net carrying amount
(millions of €)	Jan. 1, 2004	Currency translation adjustment	Changes in the composition of the Deutsche Telekom Group	Additions	Disposals	Reclassi-fications	Write-ups	Dec. 31, 2004	Dec. 31, 2004	Dec. 31, 2003

Intangible assets
Concessions, industrial and similar rights and assets, and licenses in such rights and assets	16,260	(443)	105	2,109	479	15	2,448	15,119	21,080	20,606
of which: UMTS licenses	4,628	(7)	0	599	0	0	0	5,220	9,759	10,260
of which: FCC licenses	8,697	(430)	0	546	4	0	2,448	6,361	9,236	8,179
of which: GSM licenses	253	4	0	54	0	27	0	338	492	484
of which: other assets	2,682	(10)	105	910	475	(12)	0	3,200	1,593	1,683
Goodwill	17,171	(655)	0	2,476	27	0	0	18,965	21,930	24,513
Advance payments	1	0	0	0	0	0	0	1	245	74
	33,432	(1,098)	105	4,585	506	15	2,448	34,085	43,255	45,193

Property, plant, and equipment
Land and equivalent rights, and buildings including buildings on land owned by third parties	7,613	2	0	756	263	(71)	14	8,023	9,602	10,399
Technical equipment and machinery	50,363	11	154	6,169	2,424	41	0	54,314	30,590	32,792
Other equipment, plant, and office equipment	4,333	(5)	15	736	509	16	0	4,586	2,165	2,038
Advance payments and construction in progress	0	0	0	2	0	(1)	0	1	1,795	2,039
	62,309	8	169	7,663	3,196	(15)	14	66,924	44,152	47,268
Financial assets
Investments in unconsolidated subsidiaries	204	1	(19)	19	144	0	0	61	94	118
Loans to unconsolidated subsidiaries	0	0	0	0	0	0	0	0	1	1
Investments in associated companies	388	47	9	99	13	(3)	0	527	2,577	2,386
Other investments in related companies	175	(4)	(1)	15	23	3	0	165	288	496
Long-term loans to associated and related companies	308	0	0	0	0	0	0	308	3	25
Other investments in noncurrent securities	0	0	0	0	0	0	0	0	16	86
Other long-term loans	14	0	0	13	0	0	0	27	51	78
	1,089	44	(11)	146	180	0	0	1,088	3,030	3,190

	96,830	(1,046)	263	12,394	3,882	0	2,462	102,097	90,437	95,651

Consolidated statement of cash flows.

(millions of €)	Note	2004	2003	2002

Net income (loss)		4,634	1,253	(24,587)
Income applicable to minority shareholders		299	370	284
Income (loss) after taxes		4,933	1,623	(24,303)

Depreciation and amortization		12,248	12,884	36,880
Income tax expense (refund)		1,602	(225)	(2,847)
Net interest expense		3,351	3,776	4,048
Net gains from the disposition of noncurrent assets		(1,258)	(792)	(428)
Results from associated companies		(41)	247	430
Other noncash transactions		(2,333)	(699)	1,144
(Increase) decrease in capitalized working capital(1)		577	(542)	184
Decrease in accruals		808	1,584	1,410
(Increase) decrease in other working capital carried as a liability(2)		(40)	149	101
Income taxes received (paid)		12	88	(15)
Dividends received		82	39	63
Cash generated from operations		19,941	18,132	16,667

Interest paid		(4,569)	(4,481)	(6,112)
Interest received		935	665	1,908
Net cash provided by operating activities	31	16,307	14,316	12,463

Cash outflows for investments in
• intangible assets		(787)	(844)	(841)
• property, plant, and equipment		(5,340)	(5,187)	(6,784)
• financial assets		(809)	(373)	(568)
• consolidated companies		(483)	(275)	(6,405)
Cash inflows from disposition of
• intangible assets		11	24	14
• property, plant, and equipment		537	1,055	1,304
• financial assets		2,028	1,569	1,130
• shareholdings in consolidated companies and business units		1	1,510	697
Net change in short-term investments and marketable securities		524	(18)	226
Other		0	466	1,187
Net cash used for investing activities	32	(4,318)	(2,073)	(10,040)

Net change of short-term debt		(13,010)	(9,214)	(10,012)
Issuance of medium and long-term debt		1,222	6,951	11,677
Repayments of medium and long-term debt		(481)	(2,879)	(3,472)
Dividends paid		(404)	(92)	(1,582)
Proceeds from the exercise of stock options		21	15	1
Change in minority interests		0	(7)	(47)
Net cash used for financing activities	33	(12,652)	(5,226)	(3,435)

Effect of foreign exchange rate changes on cash and cash equivalents		0	(43)	(14)

Net increase (decrease) in cash and cash equivalents		(663)	6,974	(1,026)

Cash and cash equivalents, at the beginning of the year		8,686	1,712	2,738

Cash and cash equivalents, at the end of the year		8,023	8,686	1,712

(1)          Changes in receivables, other assets, inventories, materials and supplies, and prepaid expenses and deferred charges.

(2)          Change in other liabilities (which do not relate to financing activities) as well as deferred income.

Consolidated statement of Shareholders’ equity.

	Deutsche Telekom AG									Minority interest			Cons. share- holders’ equity
			Consolidated shareholders’ equity generated				Share- holders’
(millions of €)	Capital stock	Additional paid-in Capital	Retained earnings	Unappr. net income (loss) carried forward	Net income (loss)	Cumulative translation adjustment account	equity in acc. with cons. balance sheet	Treasury Shares	Total	Minority interest Capital	Cumulative translation adjustment account	Total in acc. with cons. balance sheet
Balance at Jan. 1, 2002	10,746	49,994	5,179	101	(3,454)	(1,572)	60,994	(7)	60,987	5,584	(277)	5,307	66,294

Changes in the composition of the Group										(1,586)		(1,586)	(1,586)
Dividends for 2001				(1,539)			(1,539)		(1,539)	(43)		(43)	(1,582)
Unappropriated net income (loss) carried forward			(4,915)	1,461	3,454		—		—				—
Proceeds from the exercise of stock options		83					83		83				83
Loss after taxes					(24,587)		(24,587)		(24,587)	284		284	(24,303)
Difference from currency translation			(16)			(3,507)	(3,523)		(3,523)		26	26	(3,497)

Balance at Dec. 31, 2002	10,746	50,077	248	23	(24,587)	(5,079)	31,428	(7)	31,421	4,239	(251)	3,988	35,409

Changes in the composition of the Group										(123)		(123)	(123)
Dividends for 2002										(102)		(102)	(102)
Unappropriated net income (loss) carried forward				(24,587)	24,587		—		—				—
Proceeds from the exercise of stock options		15					15		15				15
Income after taxes					1,253		1,253		1,253	370		370	1,623
Difference from currency translation						(2,938)	(2,938)		(2,938)		(80)	(80)	(3,018)

Balance at Dec. 31, 2003	10,746	50,092	248	(24,564)	1,253	(8,017)	29,758	(7)	29,751	4,384	(331)	4,053	33,804

Changes in the composition of the Group										(39)		(39)	(39)
Dividends for 2003										(386)		(386)	(386)
Unappropriated net income (loss) carried forward				1,253	(1,253)		—		—				—
Proceeds from the exercise of stock options	1	21					22		22				22
Income after taxes					4,634		4,634		4,634	299		299	4,933
Difference from currency translation						(496)	(496)		(496)		96	96	(400)

Balance at Dec. 31, 2004	10,747	50,113	248	(23,311)	4,634	(8,513)	33,918	(7)	33,911	4,258	(235)	4,023	37,934

Segment reporting.

(millions of €)		Net revenue	Revenue between segments	Depreciation and amor-tization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before income taxes	Segment assets	Segment invest- ments	Segment liabilites	Employees(3)

T-Com(1)	2004	24,425	3,389	(4,790)	76	35	5,525	27,176	2,384	3,943	125,395
	2003	25,116	4,090	(5,169)	(315)	31	4,690	29,030	2,216	4,549	139,548
	2002	26,491	4,068	(5,539)	(562)	(304)	3,604	—	—	—	—

T-Mobile	2004	24,088	907	(5,088)	(883)	109	4,636	48,314	3,386	15,175	44,226
	2003	21,572	1,206	(5,196)	(992)	97	831	50,025	3,813	17,617	41,767
	2002	18,339	1,396	(27,285)	(1,005)	(427)	(23,754)	—	—	—	—

T-Systems(1)	2004	7,238	3,299	(1,388)	(29)	(145)	(211)	4,976	775	4,535	39,880
	2003	7,184	3,430	(1,499)	(39)	(447)	(581)	5,665	796	4,422	42,108
	2002	6,895	3,594	(2,616)	(98)	(20)	(1,990)	—	—	—	—

T-Online(2)	2004	1,793	186	(452)	113	(4)	73	1,374	260	244	2,963
	2003	1,662	189	(430)	110	90	104	1,532	116	212	2,637
	2002	1,391	193	(435)	128	(265)	(471)	—	—	—	—

Group Headquarters & Shared Services	2004	336	4,165	(846)	(2,607)	35	(3,792)	9,575	560	31,042	35,095
	2003	304	3,964	(881)	(2,874)	(3)	(4,071)	10,631	444	41,334	25,203
	2002	573	3,838	(1,298)	(2,510)	(1,093)	(4,690)	—	—	—	—

Reconciliation(1)	2004	0	(11,946)	316	(21)	(6)	310	(978)	(125)	(3,611)	—
	2003	0	(12,879)	291	334	(23)	425	(1,232)	(318)	(3,363)	—
	2002	0	(13,089)	293	(1)	135	151	—	—	—	—

Group	2004	57,880	0	(12,248)	(3,351)	24	6,541	90,437	7,240	51,328	247,559
	2003	55,838	0	(12,884)	(3,776)	(255)	1,398	95,651	7,067	64,771	251,263
	2002	53,689	0	(36,880)	(4,048)	(1,974)	(27,150)	—	—	—	—

(1)   According to new structure (see Note on Segment reporting (36)).

(2)   Amounts are calculated in accordance with German GAAP and differ from those published in the separate reports of T-Online International AG under IFRS.

(3)   Average number of employees for the year.

Notes to the consolidated financial statements.

Summary of accounting policies.

Description of business and relationship with the Federal Republic of Germany.

The Deutsche Telekom Group (referred to as Deutsche Telekom below) is one of the world’s leading services companies in the telecommunications and information technology industry. With its four divisions T-Com, T-Mobile, T-Systems, and T-Online, Deutsche Telekom covers the full range of state-of-the-art telecommunications and information technology services.

T-Com is responsible in particular for Deutsche Telekom’s fixed-network business, and is one of Europe’s largest operators in this segment. In the upstream market, T-Com provides network-related services to all of Deutsche Telekom’s divisions, as well as around 200 telecommunications companies. In Germany, T-Com serves residential and business customers with a broad range of products and services. Small and medium-sized enterprises (SMEs) benefit from T-Com’s end-to-end, integrated IT and telecom solutions. Shareholdings in Magyar Távközlési (MATÁV) (Hungary), T-Hrvatski Telekom (Croatia), and Slovak Telecom (Slovakia) (formerly Slovenské Telekomunikácie) have given T-Com a foothold in Central and Eastern European markets.

T-Mobile’s business combines all the activities of theT-Mobile International group. Via subsidiaries, T-Mobile operates a transatlantic GSM mobile communications network and thus offers the advantages of a standardized technical platform for a broad range of customers mainly in Germany, the United Kingdom, the United States, Austria, the Czech Republic, and the Netherlands. T-Mobile is also represented on the Polish and Russian markets through its investments in the mobile communications companies Polska Telefonia Cyfrowa (PTC) and OJCS Mobile TeleSystems (MTS).

T-Systems provides Deutsche Telekom’s national and international key accounts with tailored information and communications technology (ICT) solutions. T-Systems provides the network and computing infrastructure needed to do this, implements customer solutions, and operates end-to-end business processes based on these solutions if required. T-Systems is represented in over 20 countries.

T-Online is one of the leading Internet service providers in Germany. T-Online operates a combined business model within Deutsche Telekom, consisting of the access business as well as paid content, e-commerce services, and advertising. It is represented by subsidiaries in France, Spain, Portugal, Austria, and Switzerland. The acquisition of the Scout24 group in February 2004 gives T-Online additional online market places.

Group Headquarters & Shared Services includes all group units which cannot be directly allocated to an individual segment. Group Headquarters focuses on strategic and cross-divisional management functions. All other operating functions not directly related to the segments’ core businesses are now the responsibility of Shared Services. These include in particular subsidiaries and shared services, such as Vivento, Real Estate, DeTeFleetServices GmbH – a full-service provider of fleet management and mobility services – as well as the Billing & Collection unit (customer billing, and credit assessment and collection services).

The Company was registered as Deutsche Telekom AG with the Commercial Registry of the Bonn District Court (Amtsgericht – HRB 6794) on January 2, 1995.

The Federal Republic of Germany’s direct and indirect shareholding in Deutsche Telekom at December 31, 2004 amounted to 38.03%. In accordance with the letter dated January 4, 2005, the direct shareholding amounts to 22.74% (954,372,849 shares); a further 15.29% (641,717,667 shares) is held by a federal corporation, KfW, Frankfurt/Main, in accordance with the letter dated January 6, 2005. The Federal Republic administers its shareholding and exercises its rights as a shareholder through a public law entity, the Bundesanstalt für Post und Telekommunikation Deutsche Bundespost (the Federal Agency), which is subject to supervision by the Federal Ministry of Finance (BMF).

The Regulatory Authority for Telecommunications and Posts (the Regulatory Authority) commenced its activities on January 1, 1998. The Regulatory Authority, which is under the authority of the Federal Ministry of Economics (BMWA), supervises the telecommunications sector in Germany and in this capacity regulates the business activities of Deutsche Telekom.

The Federal Republic of Germany is Deutsche Telekom’s customer; it sources services from the Company on an arm’s length basis. Charges for services provided to the Federal Republic and its departments and agencies are based on Deutsche Telekom’s commercial pricing policies. Services provided to any one department or agency do not represent a significant component of Deutsche Telekom’s net revenues.

Summary of significant accounting principles. The consolidated financial statements and the group management report of the Deutsche Telekom Group have been prepared in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch – HGB), referred to for convenience as “German GAAP” below, and the German Stock Corporation Act (Aktiengesetz – AktG). In general, Deutsche Telekom applies the relevant German Accounting Standards (GASs), but reserves the right not to apply these standards where it believes that non-application is justified. At present, the revaluation method for capital consolidation required by GAS 4 and GAS 10 “Deferred taxes in consolidated financial statements” are not applied.

In addition to Frankfurt, other German stock exchanges, and Tokyo, Deutsche Telekom shares are also traded on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs). As a result of special reporting requirements, in particular to the U.S. Securities and Exchange Commission (SEC), Deutsche Telekom also uses accounting policies in line with those of U.S. GAAP (generally accepted accounting principles – GAAP) applicable at the balance sheet date. Differences between the accounting policies applied in Deutsche Telekom’s consolidated financial statements and those of U.S. GAAP are, in most cases, the result of binding rules of German GAAP that differ from those of U.S. GAAP.

The accompanying consolidated financial statements also differ from consolidated financial statements prepared in accordance with U.S. GAAP where the classification and presentation requirements of German GAAP (§§ 298 in conjunction with 266 and 275 HGB) are binding. Differences between accounting and measurement principles applied in Deutsche Telekom’s consolidated financial statements and those of U.S. GAAP are presented as a separate reconciliation to supplement the consolidated financial statements, and explained in detail in the “Annual Report on Form 20-F” filed with the SEC.

Although German GAAP requires only the presentation of one year’s comparative figures in the statement of income, Deutsche Telekom presents two years’ comparatives, in accordance with SEC requirements. The same applies to the consolidated statement of cash flows, the consolidated statement of shareholders’ equity and those parts of segment reporting affecting the statement of income.

The consolidated statement of income was presented using the cost-of-sales method (in accordance with § 275 (3) HGB) for the first time for the 2003 financial year. This format compares net revenue with the expenses incurred to generate these revenues, classified into cost of sales, selling, and general and administrative functions. The classification of the consolidated statement of income using the cost-of-sales method is designed to enhance the international comparability of financial reporting.

All amounts shown are in millions of euros (€/EUR). Certain items have been combined for presentation purposes in the statement of income and the balance sheet in order to make the financial statements more informative and understandable. These items are disclosed separately in the notes. In the case of changes in presentation, prior-year amounts are reclassified to conform with the current-yearpresentation. In accordance with § 297 (1) HGB, the consolidated financial statements also include a consolidated statement of cash flows, a consolidated statement of shareholders’ equity, and a segment report.

The single-entity financial statements included in the consolidated financial statements were prepared using uniform group accounting policies. The accounting policies used in the consolidated financial statements differ from those used in the single-entity financial statements of Deutsche Telekom AG. Such differences, mostly applied to conform with U.S. GAAP, include the following:

•                  Property, plant, and equipment leased under contracts for which, in accordance with U.S. GAAP and in contrast to the leasing provisions of tax law, the risks and rewards of ownership have been assumed (primarily excluding sale and lease back transactions) are recognized at cost. Scheduled depreciation is recorded over the useful economic life of the asset or over the term of the lease. The present value of payment obligations resulting from future lease payments is included as liabilities.

•                  Interest incurred during the construction of items of property, plant, and equipment has been capitalized as part of these assets’ costs.

•                  No accruals are recognized for internal year-end closing expenses.

•                  Investment grants received are recorded as reductions in the acquisition cost of assets.

The single-entity financial statements of Deutsche Telekom AG as well as the consolidated financial statements of the Deutsche Telekom Group are published in the Federal Gazette (Bundesanzeiger) and filed under HRB 6794 with the Commercial Registry of the Bonn District Court. This annual report and the Annual Report on Form 20-F, filed with the SEC due to Deutsche Telekom’s listing on the NYSE, are available upon request from Deutsche Telekom AG, Bonn, Investor Relations, and on the Internet at www.deutschetelekom.com.

Consolidated group.

The consolidated financial statements comprise the accounts of Deutsche Telekom AG and its subsidiaries.

The subsidiaries, associated companies, and other related companies have been included in the consolidated financial statements in accordance with the following criteria:

•                  Subsidiaries are companies in which Deutsche Telekom directly or indirectly holds majority voting rights or exercises management control.

•                  Associated companies are companies in which Deutsche Telekom directly or indirectly holds between 20% and 50% of the voting rights and exercises a significant influence. Such companies are generally included in the consolidated financial statements using the equity method.

•                  Companies in which Deutsche Telekom holds less than 20% of the voting rights are carried in the consolidated financial statements at the lower of cost or market value and classified as other investments in related companies.

The changes in the composition of the Deutsche Telekom Group in 2004 are presented in the following table:

Changes in the composition of the Deutsche Telekom Group

	Domestic	International	Total

Consolidated subsidiaries
Jan. 1, 2004	64	246	310
Additions	12	24	36
Disposals	(5)	(9)	(14)
Reclassifications	2	3	5
Dec. 31, 2004	73	264	337
Associated companies included at equity
Jan. 1, 2004	19	22	41
Additions	1	2	3
Disposals	(2)	(3)	(5)
Reclassifications	(4)	(3)	(7)
Dec. 31, 2004	14	18	32
Other unconsolidated subsidiaries and other investments in related companies (greater than 5%)
Jan. 1, 2004	87	41	128
Additions	15	10	25
Disposals	(18)	(11)	(29)
Reclassifications	2	0	2
Dec. 31, 2004	86	40	126
Total
Jan. 1, 2004	170	309	479
Additions	28	36	64
Disposals	(25)	(23)	(48)
Reclassifications	0	0	0
Dec. 31, 2004	173	322	495

The consolidated financial statements include the single-entity financial statements of the parent company, Deutsche Telekom AG, as well as 73 (December 31, 2003: 64) domestic and 264 (December 31, 2003: 246) foreign subsidiaries in which Deutsche Telekom AG has a direct or indirect controlling interest.

The changes in the composition of the Deutsche Telekom Group had the following effects on the consolidated financial statements:

Effects on the consolidated statement of income

(millions of €)
Net revenue	(345)
Cost of sales	310
Gross profit	(35)
Selling costs	42
General and administrative costs	55
Other operating income	(571)
Other operating expenses	176
Operating results	(333)
Financial income (expense), net	1
Results from ordinary business activities	(332)
Income taxes	170
Net income (loss)	(162)
Income (losses) applicable to minority shareholders	(1)
Net income (loss)	(163)

Effects on the consolidated balance sheet

(millions of €)
Assets
Noncurrent assets	376
Current assets, prepaid expenses, and deferred charges	225
601

Shareholders’ equity and liabilities
Shareholders’ equity	397
Accruals	28
Liabilities and deferred income	176
601

Significant changes in the composition of the Deutsche Telekom Group.

2004:

Pursuant to a purchase agreement dated December 23, 2004, Deutsche Telekom’s majority-owned Slovakian subsidiary Slovak Telecom has taken over the remaining 49% of the shares in the mobile communications operator EuroTel Bratislava for a price of EUR 0.3 billion. This transaction generated goodwill amounting to EUR 172 million. In accordance with IFRS, the company generated net revenues of EUR 332 million in the 2004 financial year (2003: EUR 270 million) and net income of EUR 47 million (2003: EUR 27 million). EuroTel Bratislava was fully consolidated in the subgroup financial statements of Slovak Telecom for the first time at December 31, 2004.

Deutsche Telekom AG acquired all shares in Scout24 AG, Baar, Switzerland, on February 18, 2004 via its subsidiary T-Online International AG. The Deutsche Telekom consolidated group expanded as a result of this transaction by 26 fully consolidated subsidiaries and one associated company. The purchase price was EUR 182 million and included the take-over of a shareholder loan amounting to EUR 37 million. The resulting goodwill of EUR 134 million will be amortized over a period of seven years. The Scout24 group generated revenues of EUR 84 million in 2004 (2003: EUR 73 million) and net income of EUR 23 million (2003: net loss of EUR 24 million). The above figures are calculated on the basis of IFRS.

2003:

Deutsche Telekom AG completed the sale of its cable activities in the six regions of Rhineland Palatinate/Saarland, Lower Saxony/Bremen, Berlin/Brandenburg, Bavaria, Hamburg/ Schleswig-Holstein/Mecklenburg-Western Pomerania, and Saxony-Anhalt on March 13, 2003. These companies were sold for a total of EUR 1.7 billion to a consortium consisting of APEX, Goldman-Sachs Capital Partners, and Providence Equity. The companies were deconsolidated effective February 28, 2003. The sale of the companies generated a book gain of around EUR 0.4 billion.

T-Systems International GmbH sold TELECASH Kommunikations-Service GmbH for EUR 0.1 billion effective March 24, 2003. The disposition of this company generated a book gain of EUR 0.1 billion. The company was deconsolidated effective February 28,

2003.

In early May 2003, T-Systems International GmbH disposed of its interest in T-Systems SIRIS S.A.S. for a price of EUR 30 million. This company was deconsolidated effective May 1, 2003, and the transaction generated a book gain of EUR 32 million.

2002:

Deutsche Telekom AG acquired the remaining shares of T-Systems ITS GmbH from DaimlerChrysler Services AG on March 4, 2002 via its T-Systems International GmbH subsidiary. The purchase price was EUR 4.7 billion. The goodwill of EUR 2.7 billion generated by this acquisition will be amortized on a straight-line basis over a period of up to ten years, corresponding to the estimated useful life. T-Systems ITS GmbH has been included in the consolidated financial statements of Deutsche Telekom AG since October 2000 as a result of the acquisition of the majority shareholding of 50.1%. In November 2002, T-Systems International GmbH was combined with T-Systems ITS GmbH in a downstream merger. At the same time, T-Systems ITS GmbH was renamed T-Systems International GmbH.

On September 25, 2002, T-Mobile International AG acquired the remaining 50.0001% of the shares in T-Mobile Netherlands Holding B.V. (formerly Ben Nederland Holding B.V.) from the company’s other shareholders Belgacom, TDC, and Gringots (Crédit Suisse First Boston) for a purchase price of EUR 1.7 billion. In addition, T-Mobile International took over outstanding shareholder loans amounting to approximately EUR 0.3 billion. The goodwill of EUR 1.7 billion generated by this transaction was written down by EUR 1.0 billion as a result of the strategic review of net carrying amounts; the remaining amount will be amortized over a period of 12 years. T-Mobile Netherlands provides mobile communications services in the Netherlands; the company generated net revenues of EUR 552 million in the 2002 financial year (2001: EUR 448 million) and recorded a net loss of EUR 594 million (2001: net loss of EUR 199 million). The net loss before extraordinary items in 2002 amounted to EUR 578 million (2001: EUR 199 million). The company was included in the consolidated financial statements as a fully consolidated subsidiary for the first time as of September 30, 2002.

Pro forma financial information concerning these acquisitions was not disclosed because they are not material to Deutsche Telekom’s statement of income, neither individually nor collectively.

88 subsidiaries (December 31, 2003: 88) were not included because they were not material to the net worth, financial position, and results of the Deutsche Telekom Group. These subsidiaries accounted for less than 1% of revenue, net income/loss, and total assets of the Deutsche Telekom Group.

In accordance with § 311 (1) HGB, 32 (December 31, 2003: 41) companies over which Deutsche Telekom exercises significant influence have been classified as associated companies and are accounted for using the equity method. The remaining 34 (December 31, 2003: 30) associated companies which have little or no effect on the net worth, financial position, and results of the Deutsche Telekom Group were classified as other investments in related companies, and are carried at amortized cost.

The full list of investment holdings is filed with the Commercial Registry of the Bonn District Court (HRB 6794). The list is available upon request from Deutsche Telekom AG, Bonn, Investor Relations. Furthermore, the list of investmentholdings includes a full list of all subsidiaries that exercise disclosure simplification options in accordance with § 264 (3) HGB.

Principal subsidiaries and associated companies.

The principal subsidiaries and associated companies whose revenues and results, together with Deutsche Telekom AG, account for more than 90% of the Group are shown in the table below:

Principal subsidiaries and associated companies

Name and registered office	Deutsche Telekom share Dec. 31, 2004%	Shareholders’ equity Dec. 31, 2004 millions of €	Revenue 2004 millions of €	Income (loss) after taxes 2004 millions of €	Employees 2004 annual average

Fully consolidated subsidiaries
T-Mobile Deutschland GmbH, Bonn(2)	100.00	1,457	8,704	2,205	8,284
T-Mobile Holdings Ltd., Hatfield, United Kingdom(1), (3)	100.00	7,373	4,344	(113)	6,058
T-Mobile Austria GmbH, Vienna, Austria(1), (4)	100.00	441	883	(21)	1,749
T-Mobile USA, Inc., Bellevue, Washington, United States(1), (3)	100.00	16,029	9,366	868	22,616
T-Mobile Czech Republic a.s., Prague, Czech Republic(5)	60.77	688	828	133	2,485
T-Mobile Netherlands Holding B.V., The Hague, Netherlands(1), (3)	100.00	321	1,046	(5)	1,540
T-Online International AG, Darmstadt(1)	73.93	5,271	1,979	(93)	2,963
T-Systems International GmbH, Frankfurt/Main	100.00	1,180	6,232	525	14,063
T-Systems GEI GmbH, Aachen(6)	100.00	77	615	68	3,867
GMG Generalmietgesellschaft mbH, Münster	100.00	241	2,323	(29)	0
DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, Münster	100.00	20	876	(34)	6,544
Deutsche Telekom Network Projects & Services GmbH, Bonn(1)	100.00	528	1,118	66	2,859
MATAV, Magyar Távközlési Rt., Budapest, Hungary(1), (7)	59.49	2,311	2,392	160	14,610
Slovak Telecom a.s. Bratislava, Slovakia(1)	51.00	1,303	422	52	6,864
HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia(1)	51.00	1,657	1,086	258	8,929

Associated companies
PTC, Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland(1), (8), (9), (10)	49.00	444	1,274	149	3,803

(1)          Consolidated subgroup financial statements.

(2)          Indirect shareholding via T-Mobile International AG & Co. KG, Bonn (Deutsche Telekom AG’s indirect share: 100%).

(3)          Indirect shareholding via T-Mobile Global Holding GmbH, Bonn (Deutsche Telekom AG’s indirect share: 100%).

(4)          Indirect shareholding via T-Mobile Global Holding Nr. 2 GmbH, Bonn (Deutsche Telekom AG’s indirect share: 100%).

(5)          Indirect shareholding via CMobil B.V., Amsterdam (Deutsche Telekom AG’s indirect share: 92.14%).

(6)          Indirect shareholding via T-Systems International GmbH, Frankfurt/Main (Deutsche Telekom AG’s share: 100%).

(7)          Indirect shareholding via MagyarCom Holding GmbH, Bonn (Deutsche Telekom AG’s share: 100%).

(8)          Indirect shareholding via T-Mobile Deutschland GmbH, Bonn; T-Mobile Poland Holding Nr. 1 B.V., Eindhoven; and Polpager Sp.z o.o., Warsaw (Deutsche Telekom AG’s indirect share: 100% each).

(9)          2003 financial year.

(10)    Employees at balance sheet date at end of 2003.

Consolidation principles.

Capital consolidation uses the German purchase method of accounting. Under this method, the purchase consideration for an acquisition is allocated to the assets and liabilities acquired, based on their fair values. Any resulting excess of the purchase consideration over the parent’s interest in the fair value of net assets acquired is capitalized as goodwill and amortized over its useful life. Negative goodwill from capital consolidation is included under other accruals.

Profits or losses generated by subsidiaries during their period of affiliation with the Group are included in retained earnings/deficit; they also include the consolidation adjustments recognized in the statement of income and the net income/loss of subsidiaries.

If shares are issued to third-party shareholders without the involvement of Deutsche Telekom in the course of capital increases of subsidiaries, and associated and related companies, the resulting added value for Deutsche Telekom is recognized in the income statement in cases of cash capital increases; in cases of capital increases for noncash contributions, it is only recognized in the income statement if the added value exceeds a given level of goodwill acquired by the subsidiary, or associated or related company, in the course of the capital increase.

Revenue, income, and expenses, as well as receivables and liabilities between the consolidated companies, are eliminated. Intercompany profits and losses and income effects from the consolidation of intercompany debt are eliminated in the income statement.

Deferred taxes are recognized for consolidation adjustments recognized in the income statements, provided that the tax expense is expected to reverse in later years, and the consolidation adjustments at the parent company do not relate to the periods prior to the end of 1995, when it was essentially exempt from taxation.

The investments in associated companies included at equity are accounted for using the German purchase method; equity is calculated by applying local GAAP measurement principles, as permitted by § 312 (5), sentence 2 HGB. The principles used for full consolidation are also applied to the treatment of the differences resulting from first-time consolidation.

Joint ventures are included using the equity method.

Foreign currency translation.

In the single-entity financial statements of the companies included in the consolidated financial statements, foreign currency receivables, cash in banks, and liabilities are translated at the exchange rate applicable on the transaction date. Unrealized foreign currency losses due to exchange rate fluctuations through the balance sheet date are recognized in the income statement, while unrealized foreign currency gains are not recognized. Where foreign currency items have been hedged by forward exchange contracts, they are measured at the corresponding hedge rate.

The financial statements of foreign subsidiaries are translated using the functional currency method. The functional currency is the currency in which the foreign subsidiary performs its principal operations. The activities and financial structure reported in this currency should be reflected in the consolidated financial statements. Generally, the functional currency of dependent subsidiaries is identical to that of the parent company. The financial statements of dependent subsidiaries are translated using the temporal method. By contrast, the functional currency of largely independent subsidiaries is the local currency. Currently, all consolidated foreign subsidiaries of Deutsche Telekom conduct their operations independently of the parent company; the currencies are therefore translated according to the modified current rate method. In the consolidated financial statements, the balance sheet items of foreign subsidiaries are translated from the local currencies into euros using middle rates at the balance sheet date. Gains and losses resulting from translation are taken directly to the cumulative translation adjustment account in equity. The income statements of foreign subsidiaries are translated at the average exchange rates.

The exchange rates of certain significant currencies changed as follows:

Exchange rates

(in €)	Annual average rate			Rate at balance sheet date
	2004	2003	2002	Dec. 31, 2004	Dec. 31, 2003

100 Swiss francs (CHF)	64.78550	65.76650	68.15990	64.78800	64.15200
100 Czech korunas (CZK)	3.13631	3.14101	3.24851	3.29045	3.08873
1 pound sterling (GBP)	1.47305	1.44585	1.59101	1.41624	1.41663
100 Croatian kunas (HRK)	13.33720	13.21220	13.49190	13.04550	13.11000
1,000 Hungarian forints (HUF)	3.97687	3.94347	4.11657	4.06902	3.79407
1,000 Japanese yen (JPY)	7.43854	7.64138	8.47821	7.15720	7.42171
100 Malaysian ringgits (MYR)	21.15030	23.28190	27.93620	19.29460	20.89500
100 Philippine pesos (PHP)	1.43367	1.63218	2.08452	1.30603	1.44055
100 Polish zlotys (PLN)	22.10010	22.73590	25.99300	24.52550	21.27500
100 Russian rubles (RUB)	2.79149	2.88655	3.38456	2.64501	2.71500
100 Singapore dollars (SGD)	47.56180	50.70260	59.22700	44.88530	46.72500
100 Slovak korunas (SKK)	2.49843	2.41004	2.34284	2.58158	2.43000
1 U.S. dollar (USD)	0.80386	0.88492	1.06158	0.73320	0.79340

Accounting policies.

Net revenues contain all revenues from the ordinary business activities of Deutsche Telekom. For example, these include revenues from the rendering of services and the sale of goods and products that are typical for Deutsche Telekom. Net revenues are recorded net of value-added tax (VAT) and sales-related reductions. They are recognized in the accounting period concerned in accordance with the realization principle. Revenue was generated in the individual divisions as follows:

T-Com.

T-Com provides customers with narrow and broadband access to its fixed-line network. It also sells, leases, and services telecommunications equipment for its customers and provides other ancillary telecommunications services. T-Com recognizes service revenues when the services are provided in accordance with contract terms. The revenue and related expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement. Revenue from rentals and operating leases is recognized monthly as the fees accrue.

T-Mobile.

Mobile revenues include revenues from the provision of mobile services, customer activation fees, and sales of mobile handsets and accessories. Mobile services revenues include monthly recurring charges and charges for special features, airtime charges, and roaming charges billed to T-Mobile customers, as well as other mobile operators. Mobile services revenue is recognized based upon minutes of use and contracted fees, net of credits and adjustments for service discounts. The revenue and related expenses associated with the sale of mobile telephones, wireless data devices and accessories are recognized when the products are delivered, and accepted by the customer.

T-Systems.

Telecommunication Services.

Telecommunication Services include Network Services, Carrier Services, Hosting & ASP Services, and Broadcast Services. Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of approximately three years. Revenues for voice, billed on a per minute basis, and data services, billed on a bandwidth basis, are recognized under such contracts when used by the customer.  Revenues from Carrier Services and Hosting & ASP Services are recognized as the services are provided.

Information Technology Services and Consulting.

The terms of information technology service contracts generally range from less than one year up to ten years.  Revenue from outsourcing contracts reflects the extent of actual services delivered in the period in accordance with the terms of the contract. Revenue from time and material service contracts is recognized as the services are provided.  Revenue from systems integration contracts requiring the delivery of unique products and/or services is generally covered by one of the following types of contracts: fixed price, milestone, or cost-related contracts. For fixed-price contracts, revenue is generally recognized when a project is completed and accepted by the customer. For milestone contracts, revenue is recognized at the time a milestone is achieved and approved by the customer. Revenue for cost-related contracts is recognized on a similar basis to time and material service contracts. Revenue from maintenance services is recognized over the contractual period or as the services are performed.

In some of the Company’s services contracts, Deutsche Telekom performs the service prior to billing the customer. This situation may lead to unbilled accounts receivable for Computing Services and Telecommunication Services which are included as revenues in the consolidated statement of income.

Revenue from hardware sales or sales-type leases is recognized when the product is shipped to the customer, provided there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement.  Any cost of these obligations is accrued when the corresponding revenue is recognized. Revenue from rentals and operating leases is recognized monthly as the fees accrue.

The Company enters into transactions that include multiple element arrangements, which may include any combination of hardware, services, or software. These arrangements and stand-alone software arrangements may also involve any combination of software maintenance, software technical support, or unspecified software upgrades. When some elements are delivered prior to others in an arrangement, revenue is deferred until the delivery of the last element.

T-Online.

T-Online revenues consist primarily of revenues from subscriber fees, and charges for advertising and e-commerce. Subscriber fees, consisting primarily of basic monthly charges for T-Online services and Internet access as well as use-related fees, are recognized as revenue in the period the service is provided. Advertising revenues are recognized in the period that the advertisements are exhibited. Transaction revenues are recognized upon notification from the customer that qualifying transactions have occurred and collection of the resulting receivable is reasonably assured.

The cost of sales comprises the aggregate cost of products and services sold in the year under review. In addition to directly attributable costs, such as direct material and labor costs, it also includes indirect costs, including depreciation and amortization.

Selling costs comprise all costs of activities that do not directly increase the value of the Company’s products and services, but serve to secure sales. Selling costs include the costs of all sales, advertising, and marketing departments.

General and administrative costs generally include all expenses attributable to the core administrative functions that cannot be allocated directly to the production or selling process.

Research and development costs are expensed in full as incurred.

Pension costs for defined benefit plans are actuarially computed using the projected unit credit method in accordance with SFAS No. 87, and are presented in accordance with SFAS No. 132 (as revised in 2003). This method is based on the total present value of the benefit obligations accumulated during the reporting period and takes into consideration the expected increases in wages and salaries and in retirement benefits. By contrast, the minimum accrual method in accordance with § 6a of the German Income Tax Act (Einkommensteuergesetz, EStG) is aimed at the recognition of the expense over the employees’ entire working lives and does not take the expected increases in wages and salaries and retirement benefits into account (see Note on Accruals for pensions and similar obligations (28)).

Total pension costs for the current year include standard costs for benefit obligations acquired in the financial year (service cost), interest cost, and amortization of actuarial gains and losses, less the return on plan assets to cover pension obligations. In accordance with U.S. GAAP, if the measurement of pension obligations under SFAS No. 87 results in the need to disclose an additional minimum liability (AML), this special item is charged directly to other comprehensive income (OCI). The consolidated financial statements in accordance with German GAAP do not include an equivalent shareholders’ equity line; changes in the additional minimum liability are expensed here.

Marketing expenses are expensed as incurred.

Income tax expense includes current income taxes payable as well as deferred taxes. Deferred income taxes are recognized for the expected future tax effects attributable to temporary differences between the carrying amounts in the tax accounts and in the financial statements, except for the effects of those differences that are not expected to reverse in the foreseeable future. Due to the minimum taxation provision in effect from the 2004 financial year, deferred taxes are recognized for only 40% of the differences in Deutsche Telekom AG’s income tax consolidation group that are offset within the expected net operating loss carryforward periods. Such differences may arise at the individual taxable entity level as well as in the consolidated financial statements as a result of measurement and consolidation adjustments. Deferred taxes on temporary differences relating to Deutsche Telekom AG have not been included in the consolidated financial statements for periods prior to January 1, 1996 as Deutsche Telekom AG was not taxable prior to January 1, 1995, and benefited from an essentially complete exemption from tax in 1995.

Earnings per share for each period are calculated by dividing net income/loss by the weighted average number of ordinary bearer shares outstanding during that period.

Purchased intangible assets including UMTS and U.S. mobile communications licenses are carried at acquisition cost and are amortized on a straight-line basis over their estimated useful lives. Acquired goodwill, including goodwill resulting from capital consolidation, is amortized on a straight-line basis over its useful life.

Deutsche Telekom tests for possible impairment of the goodwill of subsidiaries for which a considerable level of goodwill is recorded. These tests are based on the calculation of the enterprise value of the respective company and are carried out using the discounted cash flow method.

As permitted by Postreform II, items of property, plant, and equipment transferred to Deutsche Telekom AG on January 1, 1995 were recorded in the opening balance sheet of Deutsche Telekom AG at their fair market values at that date. However, due to the short period of time that had elapsed since the measurement date for the items of property, plant, and equipment acquired since January 1, 1993, their carrying amount as of December 31, 1994 was recognized as the future historical cost basis. The remaining useful lives and the depreciation methods applicable to these assets were not changed. The fair market values shown in the opening balance sheet have been carried forward as the acquisition cost of these items of property, plant, and equipment.

Other items of property, plant, and equipment are carried at acquisition or production cost, less depreciation. Production cost includes directly attributable costs, an appropriate allocation of indirect material and labor costs, and interest accruing during construction. General and administrative costs are not capitalized.

Nonscheduled write-downs are charged where the carrying amount of the asset is impaired because the decrease in the market value is not temporary. Events or circumstances which may lead to this situation include unfavorable developments in the economic environment and changes in the expectations originally associated with an investment.

As a rule, noncurrent assets are depreciated or amortized using the straight-line method, based largely on the following useful lives:

Useful life

Years

Mobile communications licenses
UMTS licenses	20 to 22
FCC licenses	20
GSM licenses	10 to 20
Goodwill	3 to 20
Other intangible assets	2 to 7
Buildings	25 to 50
Shop improvements and window displays	8
Telephone facilities and terminal equipment	3 to 10
Data communications equipment, telephone network and ISDN switching equipment, transmission equipment, radio transmission equipment and technical equipment for broadband distribution networks	4 to 10
Broadband distribution networks, outside plant networks, and cable conduit lines	15 to 35
Telecommunications power facilities and other	3 to 10
Other equipment, plant, and office equipment	3 to 23

Additions to limited-life real estate and movable items of property, plant, and equipment are depreciated ratably in the year of acquisition. Until December 31, 2003, the full-year rate of depreciation was charged in the year of acquisition for movable items of property, plant, and equipment acquired in the first half of a year and, for those assets acquired in the second half of the year, half the full-year rate of depreciation was charged.

Low-value asset additions are written off in full in the year of their acquisition and presented as disposals in the statement of noncurrent assets.

Maintenance and repair costs are expensed as incurred.

Noncurrent assets sold or otherwise disposed of are derecognized at their relevant carrying amount (cost less cumulative depreciation). A gain or loss is recognized in income in the amount of the difference between the proceeds from the sale and the carrying amount of the asset concerned.

Financial assets are carried at the lower of cost or market value. Low-interest or non-interest bearing loan receivables are discounted and carried at their net present value. Write-downs are charged only if the impairment of financial assets is assumed to be permanent. The market value is preferably based on stock exchange or market prices as well as other measurement methods, taking into account any available information about the company concerned. Loss absorption obligations are accrued and reported in net financial income/expense.

Raw materials and supplies, and merchandise purchased and held for resale, are measured at acquisition cost, while work in process and finished goods are carried at production cost. Based on normal capacity utilization, production cost includes directly attributable costs, such as direct material and labor costs, as well as special production costs, plus an appropriate pro rata allocation of indirect material and labor costs and straight-line depreciation. General and administrative, and selling costs, social amenities expenses, as well as voluntary benefits to personnel, including pensions, are not generally included in production costs. The carrying amount of inventories is reduced to the lower of cost or market value at the balance sheet date. Adequate write-downs are charged for inventory risks resulting from obsolescence or impaired marketability.

Receivables and other assets are carried at their nominal value. Identifiable individual risks are accounted for through appropriate individual valuation adjustments, and general credit risks through general valuation adjustments of receivables. Low-interest and non-interest bearing items with more than one year to maturity are discounted.

Marketable securities are carried at the lower of cost or market value at the balance sheet date.

Stock options refer to equity-settled plans granted in the course of a contingent capital increase and are recognized at the date the options are exercised, and not at the grant date. At the time the options are exercised, the amount received by the Company is transferred to capital stock in the amount of the corresponding nominal capital increase and a value of an additional amount to additional paid-in capital in accordance with § 272 (2) No. 1 HGB. The Mid-Term Incentive Plan (MTIP 2004), by contrast, as a cash-settled plan, is recognized ratably from the time of its implementation.

Accruals for pensions and similar obligations are based on obligations to non-civil servants. They are calculated using actuarial methods in accordance with the internationally accepted projected unit credit method, which is consistent with U.S. GAAP (SFAS No. 87), and are presented in accordance with SFAS No. 132 (as revised in 2003).

Deutsche Telekom is obliged to make annual contributions to a special pension fund which makes pension payments to its active and former civil servant employees. The amounts of these contributions are set out by Postreform II, which came into force in 1995, and are therefore not subject to a separate actuarial calculation. The contributions are expensed in the period in which they are incurred.

Tax and other accruals, including those for contingent losses and environmental liabilities, are computed in accordance with prudent commercial practice. Sufficient allowance was made for all identifiable risks when measuring these accruals.

Deferred taxes are calculated for temporary differences between carrying amounts in the financial statements and the tax accounts, and for temporary differences arising from consolidation adjustments. Deferred taxes are offset and the balance is reported separately either as a deferred tax asset, or as a deferred tax liability reported under tax accruals. For purposes of computing deferred taxes, Deutsche Telekom uses a combined tax rate for domestic companies, covering German corporate income taxes, trade taxes (at an average German assessment national rate), and the solidarity surcharge (Solidaritätszuschlag); the respective local tax rate is used for foreign companies.

Cost accruals are only recognized by Deutsche Telekom when there is an obligation to recognize the corresponding liabilities under § 249 (1) HGB. These relate mainly to accruals for costs of maintenance work deferred in the financial year but carried out within the first three months of the following year.

No accruals are discounted, with the exception of pensions and similar obligations, Civil Service Health Insurance Fund accruals for future shortfalls, and accruals for long-term contingent losses.

Liabilities are carried at their repayment amount. In instances where the repayment amount of a liability is greater than the principal amount, the difference is recorded as an asset and recognized as an adjustment to interest expense over the term of the liability.

Unrealized losses relating to derivative financial instruments that do not qualify for hedge accounting are recognized when incurred, whereas unrealized gains are deferred until realized.

The preparation of consolidated financial statements in accordance with German GAAP requires the Company to make estimates and assumptions that affect the reported carrying amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the closing date, as well as the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

Notes to the consolidated statement of income.

1 Net revenue.

(millions of €)	2004	2003	2002

T-Com	24,425	25,116	26,491
T-Mobile	24,088	21,572	18,339
T-Systems	7,238	7,184	6,895
T-Online(1)	1,793	1,662	1,391
Group Headquarters & Shared Services	336	304	573
	57,880	55,838	53,689

(1)     Amounts are calculated in accordance with German GAAP and differ from those published in the separate reports of T-Online International AG under IFRS.

(millions of €)	2004	2003	2002

Revenue by geographic area:
Domestic	35,147	34,691	35,288
International	22,733	21,147	18,401
	57,880	55,838	53,689

Breakdown of international net revenue:
Europe (excluding Germany)	12,982	13,080	11,903
North America	9,392	7,610	6,166
Other	359	457	332
	22,733	21,147	18,401

The percentage of the individual revenue segments in relation to net revenue is as follows:

Net revenue rose by EUR 2,042 million or 3.7% year-on-year despite unfavorable exchange rate trends. This figure also includes the effect of changes in the composition of the consolidated group, which reduced net revenue by a total of EUR 345 million.

The introduction of call-by-call and preselection in the previous year in particular resulted in a decrease in net revenue at T-Com. This was exacerbated by the deconsolidation of the remaining cable companies.

Revenue growth at T-Mobile was driven by a sustained increase in subscriber numbers. Changes in the composition of the Group (deconsolidation of Niedermeyer at T-Mobile Austria) and unfavorable exchange rate effects prevented an even higher level of revenue growth.

Despite deconsolidations, in particular SIRIS and TELECASH, T-Systems recorded a slight increase in revenue. This was largely due to revenue growth in the IT business, which more than offset the losses recorded in the telecommunications sector.

In addition to the first-time consolidation of the Scout24 group, revenue growth at T-Online was primarily driven by the continued rise in subscriber numbers and the increasing acceptance of paid services.

2 Cost of sales.

The cost of sales remained unchanged year-on-year at EUR 31.4 billion. It was affected by contrasting developments.

At T-Com and T-Systems, the cost of sales fell, largely due to a decrease in revenue and the successful implementation of efficiency improvement measures. In addition, changes in the composition of the Group and exchange rate fluctuations, particularly with the U.S. dollar, led to a fall in the cost of sales. This was offset by the increase in the cost of sales at T-Mobile, which was due to the growth in subscriber numbers.

Combined with the increase in revenues, the stability in the cost of sales led to an improvement in the gross profit margin from 43.8% in the previous year to 45.7% in 2004.

3 Selling costs.

Selling costs fell by EUR 0.2 billion year-on-year to EUR 13.3 billion, of which a total of EUR 0.1 billion is attributable to deconsolidations. The ratio of selling costs to net revenues decreased substantially from 24.2% to 22.9%.

The T-Com division was responsible for the majority of the year-on-year decrease in selling costs. This is attributable in particular to the improvement in its cost structure and the reduction in losses on receivables due to improved receivables management. By contrast, selling costs at T-Mobile increased, due primarily to higher advertising, marketing and customer acquisition costs – offset in part by U.S. dollar exchange rate effects.

4 General and administrative costs.

General and administrative costs decreased year-on-year by EUR 0.3 billion or 5.9% to EUR 4.7 billion. This equates to a year-on-year decrease in the ratio of administrative costs from 8.9% to 8.1% in 2004. All the divisions of the Group contributed to this development with the exception of T-Online, mainly as a result of the acquisition of the Scout24 group. Of the overall decrease in administrative costs, EUR 0.1 billion is attributable to changes in the composition of the Deutsche Telekom Group, and EUR 0.2 billion to the non-recurrence of one-time expenses relating to the Civil Service Health Insurance Fund incurred in the previous year.

5 Other operating income.

(millions of €)	2004	2003	2002

Income from write-ups of noncurrent assets	2,462	16	18
Income from the disposition of noncurrent assets (including sale of investments)	1,515	1,464	818
Reversal of accruals	1,016	804	791
Income from the reversal of valuation adjustments (including asset-backed securities)	598	688	556
Cost reimbursements	387	367	388
Foreign currency transaction gains	135	291	222
Insurance compensation	52	63	77
Refund of value-added tax (§ 15a Value-Added Tax Act - UStG)	30	54	68
Other income	741	811	963
	6,936	4,558	3,901

Other operating income increased by EUR 2,378 million year-on-year to EUR 6,936 million. This was primarily due to the write-up of U.S. mobile communications licenses by EUR 2.4 billion due to changes in fair value measurements.

Income from the disposition of noncurrent assets primarily contains income of EUR 1.0 billion from the sale of further shares in MTS and income of EUR 0.2 billion from the sale of the satellite operator SES Global. In the previous year, this item included income from the sale of the remaining cable activities (EUR 0.4 billion), the sale of shares in MTS (EUR 0.4 billion), and the sale of TELECASH, Globe Telecom, and Eutelsat (around EUR 0.1 billion each).

Of the total amount of other operating income, EUR 2,762 million (2003: EUR 2,680 million; 2002: EUR 1,342 million) relates to other financial years.

6  Other operating expenses.

(millions of €)	2004	2003	2002

Amortization of goodwill	2,476	2,521	13,108
Additions to accruals (if not allocated to functional costs)	743	348	265
Expenses from ABS credit risk discount	589	286	387
Foreign currency translation losses	229	307	310
Losses from the disposition of noncurrent assets	201	323	390
Other expenses	1,346	1,299	455
	5,584	5,084	14,915

Other operating expenses increased by EUR 500 million year-on-year to EUR 5,584 million.

This increase is mainly attributable to the recognition of an accrual for contingent losses relating to the winding up of the U.S. mobile communications joint venture in the amount of EUR 529 million.

The increase in expenses from the ABS credit risk discount is due in particular to T-Mobile Deutschland GmbH, which has sold its trade accounts receivable to a special-purpose entity as part of its asset-backed securitization program since November 2003. These expenses affected the financial year as a whole for the first time.

Of the other operating expenses, EUR 255 million (2003: EUR 395 million, 2002: EUR 463 million) relates to other accounting periods.

7  Financial income/expense, net.

(millions of €)	2004	2003	2002

Dividend income from investments	11	26	41
Results related to companies accounted for under the equity method (including amortization of goodwill)	41	(247)	(430)
Income (loss) related to associated and related companies	52	(221)	(389)

Income from debt securities and long-term loan receivables	3	7	171
Other interest and similar income	259	703	1,781
Interest and similar expense	(3,613)	(4,486)	(6,000)
Net interest expense	(3,351)	(3,776)	(4,048)

Write-downs on financial assets and marketable securities	(28)	(34)	(1,585)

	(3,327)	(4,031)	(6,022)

Financial expense improved year-on-year by EUR 0.7 billion to EUR 3.3 billion. This was primarily due to the fall in net interest expense as a result of continued debt reduction. In addition, increased income from companies accounted for under the equity method and lower expenses for Toll Collect (EUR 0.1 billion) compared with the previous year (EUR 0.4 billion) had a positive impact on the income related to associated and related companies.

8  Income taxes.

Breakdown of income before income taxes:

Income before income taxes

(millions of €)	2004	2003	2002

Germany	6,570	4,270	712
International	(29)	(2,872)	(27,862)
	6,541	1,398	(27,150)

Breakdown of the Group’s income taxes, Germany and international:

Group’s income taxes

(millions of €)	2004	2003	2002

Current taxes
Germany	870	(181)	132
International	239	257	190

Deferred taxes
Germany	(35)	(357)	(150)
International	534	56	(3,019)
	1,608	(225)	(2,847)

The combined statutory income tax rate for 2004 in Germany was 39.0%, including corporate income tax at a rate of 25.0%, the solidarity surcharge of 5.5% on corporate income tax (Solidaritätszuschlag) and trade tax at an average German national rate.

The Reductions of Tax Concessions Act (Steuervergünstigungsabbaugesetz), which came into effect in 2004, set a limitation on the use of losses (so-called minimum taxation) for corporate income tax and trade tax.  In contrast to 2003, Deutsche Telekom AG therefore incurred corporate income tax and trade tax expense in its tax consolidation group, despite the existence of net operating loss carryforwards.

Deferred taxes result primarily from temporary differences between income determined under German GAAP and under applicable tax law.  There was an additional tax expense of EUR 0.6 billion as a result of the recognition of deferred tax liabilities from the write-up of U.S. mobile communications licenses.  Due to the minimum taxation provision that will come into effect from the 2004 financial year (which limits the deduction of net operating loss carryforwards to 60% of positive income), only 40% of the differences in Deutsche Telekom AG’s income tax consolidation group that are offset in the period of utilization of the net operating loss carryforwards were recognized.

Differences between the total income tax expense of EUR 1,608 million (previous year: income of EUR 225 million) and the imputed, “expected” income tax expense computed using the statutory corporate income tax rate for the parent company (combined income tax rate) of 39% are as follows:

(millions of €)	2004	2003	2002

Expected corporate income tax at the statutory income tax rate applicable for the parent company	2,551	565	(10,447)

Increase (decrease) in income tax due to:
Reduction of the Group’s results without tax effect	149	3,136	11,027
Increase in the Group’s results without tax effect	(143)	(1,001)	(435)
Group results not subject to the Group’s rate of taxation	(220)	(44)	(2,878)
Permanent and semi-permanent differences between the carrying amounts in the tax accounts and in the financial statements	(668)	(1,809)	(34)
Other permanent differences	600	(58)	(323)
Trade tax (e.g., long-term debt)	258	(10)	247
Effect of losses and valuation adjustments	(767)	61	386
Effects of taxes relating to prior years/changes in tax law	(160)	(1,058)	(361)
Other	8	(7)	(29)

Income taxes	1,608	(225)	(2,847)

Effective income tax rate	25%	(16)%	11%

At December 31, 2004, the Deutsche Telekom Group had corporate income tax and similar net operating loss carryforwards amounting to approximately EUR 16,795 million (2003: EUR 17,686 million) and trade tax net operating loss carryforwards amounting to approximately EUR 4,368 million (2003: EUR 5,488 million). With the exception of net operating loss carryforwards of EUR 9,365 million, the utilizationof which is limited to periods from 2005 to 2023, these net operating loss carryforwards have an unlimited carryforward period under German and local tax law.

9 Income/losses applicable to minority shareholders.

Income/losses applicable to minority shareholders includes EUR 400 million (2003: EUR 384 million; 2002: EUR 390 million) in gains and EUR 101 million (2003: EUR 14 million; 2002: EUR 106 million) in losses. The gains in 2004 relate mainly to T-Hrvatski Telekom, MATÁV, T-Mobile Czech Republic, and Slovak Telecom. The losses relate mainly to T-Online International AG.

10 Personnel costs/Average number of employees.

(millions of €)	2004	2003	2002

Wages and salaries	10,428	10,571	10,467
Social security contributions and expenses for pension plans and benefits:
Social security costs	1,483	1,406	1,340
Pension costs (1)	1,436	1,746	1,497
Health care expenses	188	194	176
	13,535	13,917	13,480

(1)   This item primarily consists of the net periodic pension costs, plus the change in additional minimum liability (AML) and the expenses for Bundes-Pensions-Service für Post und Telekommunikation e.V. (BPS-PT).

Number of employees (average for the year)

Number	2004	2003	2002

Civil servants	48,536	49,998	52,961
Non-civil servants	199,023	201,265	202,935
Total Deutsche Telekom Group	247,559	251,263	255,896

Trainees and student interns	10,146	9,958	9,869

Personnel costs decreased by EUR 0.4 billion or 2.7% year-on-year in 2004 to EUR 13.5 billion. On the one hand, this reduction is due to a decline in the number of employees, which decreased both on average and at the balance sheet date. Staff reductions, at
T-Com and T-Systems in particular, and cuts in weekly working hours at Deutsche Telekom AG were offset by staff increases at
T-Mobile (especially T-Mobile USA) and T-Online (acquisition of the Scout24 group). On the other hand, currency translation effects and the non-recurrence of an adjusted discount rate, applied to pension accruals (AML) in the prior year, contributed to the reduction. Collectively agreed wage and salary increases partly offset this reduction.

11 Depreciation and amortization.

Depreciation and amortization decreased during the year under review by EUR 636 million or 4.9% year-on-year to EUR 12,248 million.

Amortization of intangible assets decreased by EUR 93 million or 2%, mainly as a result of lower amortization of goodwill and amortization of software licenses, totaling approximately EUR 0.2 billion. This was offset by a slight increase in the amortization of both mobile communications licenses and other usage rights, amounting to a total of approximately EUR 0.1 billion.

Depreciation of property, plant, and equipment fell by EUR 543 million or 6.6% in the year under review. This development is primarily a result of lower depreciation (EUR 0.4 billion), relating mainly to technical equipment and machinery, as a consequence of the disposition of noncurrent assets and the corresponding decrease in the depreciation base, and a result of restrained capital expenditure in prior years. In addition, nonscheduled write-downs of property, plant, and equipment decreased by approximately EUR 0.1 billion.

(millions of €)	2004	2003	2002

Amortization of intangible assets	4,585	4,678	27,355
of which: amortization of goodwill	2,476	2,521	13,108
of which: UMTS licenses and FCC licenses	1,145	1,113	13,244
Depreciation of property, plant, and equipment	7,663	8,206	9,525
	12,248	12,884	36,880

Nonscheduled write-downs of property, plant, and equipment totaling EUR 0.2 billion were charged in the year under review. These consisted mainly of a write-down on buildings and land for structures for which no further business use is planned. This item consisted of write-downs of EUR 0.3 billion in the previous year. Of this figure, approximately EUR 0.2 billion relates to buildings for which no further business use is planned.

12 Other taxes.

Other taxes included in the operating results amounted to EUR 199 million, compared with EUR 162 million in the previous year.

Notes to the consolidated balance sheet.

13 Intangible assets.

(millions of €)	Dec. 31, 2004 Net carrying amount	Dec. 31, 2003 Net carrying amount

Concessions, industrial and similar rights and assets, and licenses in such rights and assets	21,080	20,606
of which: UMTS licenses	9,759	10,260
of which: FCC licenses	9,236	8,179
of which: GSM licenses	492	484
Goodwill	21,930	24,513
Advance payments	245	74
	43,255	45,193

The decline in intangible assets by EUR 1.9 billion to EUR 43.3 billion is due primarily to the effect of exchange rate losses on the translation of foreign Group companies and to continued amortization. This was offset by a moderate year-on-year increase in the investment volume, among other things, for software licenses (EUR 0.5 billion) and the write-up of U.S. mobile communications licenses (FCC) in the amount of EUR 2.4 billion.

As of the balance sheet date, Deutsche Telekom did not record any indefinite-lived intangible assets. The following remaining useful lives apply to the mobile communications licenses at December 31, 2004: UMTS licenses: 15.5 to 19.1 years, FCC licenses: 16.4 years, and GSM licenses: 5.0 to 19.0 years.

The development of intangible assets is shown in the statement of noncurrent assets.

14 Property, plant, and equipment.

(millions of €)	Dec. 31, 2004 Net carrying amount	Dec. 31, 2003 Net carrying amount

Land and equivalent rights, and buildings including buildings on land owned by third parties	9,602	10,399
Technical equipment and machinery	30,590	32,792
Other equipment, plant, and office equipment	2,165	2,038
Advance payments and construction in progress	1,795	2,039
	44,152	47,268

The decline in property, plant, and equipment by EUR 3.1 billion to EUR 44.2 billion is due primarily to scheduled depreciation that significantly exceeded the investment volume as well as to the reduction in land and buildings as a result of the streamlining of the real estate portfolio.

The development of property, plant, and equipment is shown in the statement of noncurrent assets.

Rental and leasing obligations.

Minimum lease payments under leases expiring subsequent to December 31, 2004 are shown below (millions of €):

Financial year	Capital leases	Operating leases

2005	50	1,733
2006	49	1,545
2007	48	1,394
2008	48	1,250
2009	48	1,121
after 2009	388	5,110
Total minimum lease payments	631	12,153
Imputed interest	226
Present value of net minimum lease payments	405

Capital leases relate primarily to office buildings and have terms of up to 25 years.

15 Financial assets.

(millions of €)	Dec. 31, 2004 Net carrying amount	Dec. 31, 2003 Net carrying amount

Investments in unconsolidated subsidiaries	94	118
Loans to unconsolidated subsidiaries	1	1
Investments in associated companies	2,577	2,386
Other investments in related companies	288	496
Long-term loans to associated and related companies	3	25
Other investments in noncurrent securities	16	86
Other long-term loans	51	78
	3,030	3,190

The development of the net carrying amount of associated companies was impacted by a number of offsetting effects. The net carrying amount increased due to positive earnings contributions from the companies, a favorable exchange rate effect relating to the Polish mobile communications company PTC, and an increase in the equity interest in GSM Facilities. The reduction in the equity interest in MTS by around 15 percentage points to 10.06% means that the net carrying amount of EUR 179 million is now reported under other investments in related companies.

The complete sale of the interest in the satellite operator SES Global (EUR 366 million) led to a decrease in the net carrying amount of other investments in related companies. The aforementioned reclassification of MTS had a partially offsetting effect.

Long-term loans to associated and related companies are mainly composed of shareholder loans. The decrease in this item is primarily due to the repayment in full of a loan granted to DeASat.

The decrease in other investments in noncurrent securities is attributable in particular to the sale of the entire funds portfolio of Zeta Telekommunikationsdienste and a reduction in T-Hrvatski Telekom’s securities portfolio.

The development of financial assets is shown in the statement of noncurrent assets. The list of investment holdings is filed with the Commercial Registry of the Bonn District Court (HRB 6794). The list is available upon request from Deutsche Telekom AG, Bonn, Investor Relations.

Significant investments in associated companies are shown below:

Name	Dec. 31, 2003			Dec. 31, 2003
	Deutsche Telekom share %	Net carrying amount millions of €	of which: embedded goodwill millions of €	Deutsche Telekom share %	Net carrying amount millions of €	of which: embedded goodwill millions of €

PTC	49.00	1,292	920	49.00	1,097	877
GSM Facilities	35.17	905	—	29.20	592	—
MTS (1), (2)	—	—	—	25.15	330	5
Other		380	111		367	107
		2,577	1,031		2,386	989

(1)          Proportional market value on December 31, 2003: EUR 1,647 million.

(2)          Following the reduction in the equity interest in December 2004, MTS is no longer classified as an associated company, but is instead included in “Other investments in related companies”.

16 Inventories, materials, and supplies.

(millions of €)	Dec. 31, 2004 Net carrying amount	Dec. 31, 2003 Net carrying amount

Raw materials and supplies	486	391
Work in process	177	307
Finished goods and merchandise	737	635
Advance payments	17	99
	1,417	1,432

Raw materials and supplies include spare parts for data communications equipment, transmission equipment, and other telecommunications spare parts, components, and cable. The change in this item is largely due to the increase in inventories of optical fiber cable as a result of purchase commitments, the increase in inventories of T-DSL components to cover current demand, and increases in inventories relating to further network expansion by T-Mobile USA.

Work in process relates mainly to projects that have not yet been completed, such as the implementation of IT systems solutions. The year-on-year reduction in this item is attributable to the completion of projects at T-Systems in the year under review.

Finished goods and merchandise relate mainly to inventories of terminal equipment held both for resale and leasing, as well as hardware for Desktop Services. The increase in this item is due primarily to forthcoming launches of terminal equipment products.

Advance payments largely relate to orders for replacement modules and components.

17 Receivables.

(millions of €)	Dec. 31, 2004 Net carrying amount	Dec. 31, 2003 Net carrying amount

Trade accounts receivable	4,893	5,318
Receivables from unconsolidated subsidiaries	130	203
Receivables from associated and related companies	108	241
	5,131	5,762

The reduction in trade accounts receivable is largely due to more rigorous receivables management.

Certain trade accounts receivable are sold to a special-purpose entity as part of asset-backed securitization (ABS). ABS relates in particular to Deutsche Telekom AG (since December 2001), T-Systems International GmbH, and its subsidiaries T-Systems PCM AG and T-Systems GEI GmbH (since December 2002), and T-Mobile Deutschland GmbH (since November 2003).

The decrease in receivables from associated and related companies is primarily due to the sale of Virgin Mobile.

All receivables are due within one year, with the exception of trade accounts receivable amounting to EUR 29 million.

18 Other assets.

(millions of €)	Dec. 31, 2004 Net carrying amount	Dec. 31, 2003 Net carrying amount

Tax receivables	673	1,526
Accrued interest	269	408
Receivables from reimbursements and loans receivable	102	120
Receivables from employees	59	41
Miscellaneous other assets	856	1,067
	1,959	3,162

The decrease in other assets is mainly due to the fall in tax receivables, and relates to income taxes. This reduction is primarily attributable to a refund of corporate income tax and the solidarity surcharge in the amount of EUR 296 million due to the change in the legal form of T-Mobile International AG & Co KG from a stock corporation to a partnership, as well as to a refund of advance payments of trade tax totaling EUR 204 million due to the reorganization of the T-Mobile Group in conjunction with the change in legal form. In addition, a trade tax receivable that was due to Deutsche Telekom AG for the years 1997 to 1999 in the amount of EUR 285 million was received in the year under review.

Accrued interest mainly consists of interest receivables legally accruing after the balance sheet date.

19 Marketable securities.

(millions of €)	Dec. 31, 2004 Net carrying amount	Dec. 31, 2003 Net carrying amount

Treasury shares	7	7
Other marketable securities	88	166
	95	173

At 2,670,828 shares, the portfolio of treasury shares at the balance sheet date was unchanged year-on-year, and is broken down as follows:

Treasury shares

1996 Employee Stock Purchase Plan	459,900
1999 Employee Stock Purchase Plan	5,185,278
Decrease as a result of the 2000 Employee Stock Purchase Plan	(2,988,980)
Shares acquired from KfW, not yet issued	14,630
2,670,828

The shares are recorded in the balance sheet at an acquisition cost of EUR 2.56 per share. The shares not purchased by employees in 2000 (14,630) were initially shown in the balance sheet at their acquisition cost of EUR 0.9 million, and written down to the lower quoted price at the balance sheet date. Treasury shares account for a total of 0.07% of the capital stock.

The decrease in other marketable securities compared with the previous year is primarily due to the sale of the Deutsche Bundespost bonds held to maintain favorable trading conditions.

20 Liquid assets.

(millions of €)	Dec. 31, 2004 Net carrying amount	Dec. 31, 2003 Net carrying amount

Checks	6	8
Cash-in-hand and deposits at the Bundesbank	25	33
Cash in banks	8,019	9,086
	8,050	9,127

(millions of €)	Dec. 31, 2004 Net carrying amount	Dec. 31, 2003 Net carrying amount

Cash and cash equivalents
Original maturity less than 3 months	8,023	8,686
Temporary cash investments (original maturity longer than 3 months)	27	441
	8,050	9,127

Cash and cash equivalents with original maturity of less than three months consist primarily of fixed-term bank deposits, as well as cash-in-hand, deposits at the Bundesbank, and checks. Temporary cash investments (with maturities longer than three months) consist almost exclusively of fixed-term bank deposits.

The development of cash and cash equivalents is shown in the consolidated statement of cash flows.

21 Prepaid expenses and deferred charges.

Prepaid expenses and deferred charges of EUR 727 million (December 31, 2003: EUR 772 million) include discounts on loans of EUR 201 million (December 31, 2003: EUR 264 million) which are amortized on a straight-line basis over the terms of the respective liabilities. Other prepaid expenses and deferred charges are also recognized for advance personnel costs and lease payments.

22 Shareholders’ equity.

A detailed account of the development of the consolidated shareholders’ equity for the years 2002, 2003, and 2004 is presented in a separate table before the notes to the consolidated financial statements.

The development of the consolidated shareholders’ equity from December 31, 1995 to December 31, 2004 is as follows (millions of €):

Total shareholders’ equity

23 Capital stock.

Deutsche Telekom AG’s capital stock totaled EUR 10,747 million as of December 31, 2004 and is composed of 4,198 million no-par value ordinary registered shares. Each share entitles the holder to one vote.

The Federal Republic’s direct shareholding in Deutsche Telekom AG, represented by the Federal Agency, was 22.74% at December 31, 2004, while KfW’s shareholding was 15.29% at the same date. This means that 954 million no-par value shares (EUR 2,443 million) of the capital stock were held by the Federal Republic at December 31, 2004, and 642 million (EUR 1,643 million) by KfW. The remaining shares are in free float.

In the course of the acquisition of T-Mobile USA Inc., Bellevue (United States)/Powertel Inc., Bellevue (United States), Deutsche Telekom AG granted options on Deutsche Telekom shares in exchange for the outstanding warrants between Deutsche Telekom AG and T-Mobile USA/Powertel at the time of the acquisition. As of December 31, 2004, the number of Deutsche Telekom shares lodged as collateral for the outstanding preemptive rights granted to T-Mobile USA/Powertel employees amounted to 17,515,909.

Authorized capital.

With the approval of the Supervisory Board, the Board of Management is authorized to increase the capital stock (share capital) by up to a nominal amount of EUR 2,560,000,000 by issuing up to 1,000,000,000 ordinary registered shares against noncash contributions in the period up to May 17, 2009. The authorization may be exercised as a whole or on one or more occasions in partial amounts. The Board of Management is authorized, with the approval of the Supervisory Board, to disapply shareholders’ preemptive rights. The Board of Management is also authorized, with the approval of the Supervisory Board, to determine the rights accruing to the shares in future and the conditions for issuing shares.

Contingent capital.

The capital stock has been contingently increased by up to EUR 500,000,000.00, composed of up to 195,312,500 shares (contingent capital I). The contingent capital increase will be implemented only to the extent that

a.               the holders and creditors of conversion rights or warrants attached to convertible bonds or bonds with warrants to be issued before May 28, 2006 by Deutsche Telekom AG or its direct or indirect majority shareholdings on the basis of the authorizing resolution adopted by the shareholders’ meeting on May 29, 2001 exercise their conversion or option rights; or

b.              the holders and creditors of convertible bonds to be issued before May 28, 2006 by Deutsche Telekom AG or its direct or indirect majority shareholdings on the basis of the authorizing resolution adopted by the shareholders’ meeting on May 29, 2001 who are obligated to convert the convertible bonds fulfill their conversion obligation.

The new shares carry dividend rights from the beginning of the financial year in which they arise through exercise of conversion rights or options, or the fulfillment of conversion obligations. Contingent capital I was used in 2003 to issue convertible bonds amounting to approximately EUR 2.3 billion that will be converted into shares of Deutsche Telekom AG common stock at maturity (June 1, 2006). The convertible bonds were issued by Deutsche Telekom’s financing company in the Netherlands – Deutsche Telekom International Finance B.V. – and are guaranteed by Deutsche Telekom AG. The securities were issued at par with a coupon of 6.5%. Depending on share price performance, the conversion ratio may fluctuate between 3,417.1679 to 4,237.2881 shares per bond (EUR 50,000 par value). The securities were placed with non-U.S. institutional investors outside the United States.

On the basis of the authorizing resolution adopted by the shareholders’ meeting on May 29, 2001 in conjunction with the amending resolution adopted by the shareholders’ meeting on May 18, 2004, the capital stock was contingently increased by up to EUR 33,280,000, composed of up to 13,000,000 new no-par value registered shares (contingent capital II). This contingent capital increase is exclusively for the purpose of granting stock options to members of the Board of Management of Deutsche Telekom AG, to members of Deutsche Telekom’s second-tier management, and to other executives, managers, and specialists of Deutsche Telekom AG, and to members of the boards of management, members of management, and other executives, managers, and specialists of lower-tier Group companies in Germany and other countries as part of the Deutsche Telekom 2001 Stock Option Plan. It will be implemented only to the extent that the holders of stock options exercise these options. The new shares carry dividend rights from the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Company’s shareholders’ meeting that resolves the appropriation of net income for the preceding financial year, the new shares carry dividend rights from the beginning of the preceding financial year. 101,724 stock options granted under the 2001 Stock Option Plan had been exercised as of December 31, 2004, which led to a corresponding decrease in contingent capital II).

On the basis of the authorizing resolution adopted by the shareholders’ meeting on May 25, 2000, in conjunction with the amending resolution by the shareholders’ meeting on May 29, 2001, the capital stock was contingently increased by up to EUR 2,621,237.76, composed of up to 1,023,921 new no-par value registered shares (contingent capital III). This contingent capital increase is exclusively for the purpose of granting stock options to members of the Board of Management of Deutsche Telekom AG and executives of the Company, and to members of the boards of management, members of management, and other executives of lower-tier subsidiaries as part of the Deutsche Telekom 2000 Stock Option Plan established on the basis of a resolution by the shareholders’ meeting on May 25, 2000. It will only be implemented if these beneficiaries exercise their stock options. The new shares carry dividend rights from the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Company’s shareholders’ meeting that resolves the appropriation of net income for the preceding financial year, the new shares carry dividend rights from the beginning of the preceding financial year. No stock options granted under the 2000 Stock Option Plan had been exercised as of December 31, 2004.

Treasury shares.

The shareholders’ meeting on May 18, 2004 rescinded the authorization of the Board of Management to acquire treasury shares resolved by the shareholders’ meeting on May 20, 2003 with effect from the end of the shareholders’ meeting on May 18, 2004. At the same time, the Board of Management of Deutsche Telekom AG was authorized to acquire up to 419,775,242 treasury shares, i.e., up to almost 10% of the capital stock, before November 17, 2005. The treasury shares acquired on the basis of this authorization may be resold on the stock exchange, used to list the Company’s shares on foreign stock exchanges, offered to third parties in the course of business combinations or for the acquisition of companies, parts of companies, or interests in companies, withdrawn, offered to shareholders on the basis of a subscription offer made to all shareholders, or sold other than on the stock exchange or by way of an offer to all shareholders. The authorizations to acquire and utilize treasury shares may be exercised in full or in parts.

24 Additional paid-in capital.

The additional paid-in capital of the Group exceeds Deutsche Telekom AG’s additional paid-in capital of EUR 24,354 million by EUR 25,759 million. This is due in part to the recognition of the new Deutsche Telekom shares issued in the course of the acquisition of VoiceStream/Powertel at fair value (EUR 28,680 million) instead of at their par value (EUR 2,990 million), which is permitted in the consolidated financial statements.

Furthermore, there have been other allocations to additional paid-in capital in prior years from the exercise of conversion options by former shareholders of T-Mobile USA/Powertel (2003: EUR 1 million; 2002: EUR 68 million). The shares of Deutsche Telekom reserved for these conversion options in a trust were included in the single-entity financial statements of Deutsche Telekom AG in 2001 at the time of the appropriation of the additional paid-in capital.

25 Retained earnings.

In addition to the transfers made from Deutsche Telekom AG’s net income from prior years, retained earnings include the consolidated group’s share of the consolidated subsidiaries’ net income or losses, provided they were generated by such subsidiaries since being included in the consolidated group, as well as a reserve for treasury shares held by the Company in accordance with § 272 (4) HGB. This item also includes the cumulative effects of consolidation adjustments from prior years. This item also includes cumulative foreign currency translation differences resulting from the translation of single-entity financial statements of foreign subsidiaries prepared in the respective local currency.

26 Minority interest.

Minority interest represents the minority shareholders’ proportionate share of the equity of the consolidated subsidiaries and relates primarily to T-Online International AG, T-Hrvatski Telekom, Slovak Telecom, MATÁV, and T-Mobile Czech Republic.

27 Stock-based compensation.

Stock option plans.

Deutsche Telekom AG.

2000 Stock Option Plan.

In the 2000 financial year, Deutsche Telekom granted stock options to members of the Board of Management and senior managers of Deutsche Telekom AG and to members of the boards of management and senior managers of Group companies within and outside Germany for the first time. On July 19, 2000, Deutsche Telekom granted 1,023,920.54 options for the purchase of 1,023,920.54 shares at an exercise price of EUR 62.69 to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution adopted by the shareholders’ meeting in May 2000. The quoted fair market value of Deutsche Telekom AG’s common stock in Deutsche Börse AG’s Xetra trading in Frankfurt am Main on the grant date was EUR 60.40 per share. The term of the options runs until July 20, 2005.

The options were not exercisable before the end of the lock-up period on July 19, 2002. The options may only be exercised if and when the absolute and relative performance targets have both been exceeded at least once in the period from July 20, 2002 to July 19, 2005.

The absolute performance is achieved when the moving thirty-day average closing price of the T-Share in Deutsche Börse AG’s Xetra trading in Frankfurt am Main exceeds the exercise price of EUR 62.69 by more than 20% at the end of the lock-up period.

The relative performance target is linked to share price performance relative to the performance of the Dow Jones EuroSTOXX 50® Total Return Index. The options may only be exercised if, after the end of the two-year lock-up period, the share price performance adjusted for dividends, pre-emptive rights, and other special rights (total shareholder return) exceeds the performance of the EuroSTOXX 50® Total Return Index measured on a moving thirty-day average basis.

Neither the absolute target nor the relative target had been exceeded at December 31, 2004.

Deutsche Telekom AG reserved the right, at its election, to settle the options through the payment of a cash amount (stock appreciation rights – SAR) instead of issuing new shares. The exercise of an SAR cancels the related option, and the exercise of an option cancels the related SAR. As of December 31, 2004, no resolution on conversion had been passed to this effect.

The weighted average remaining contractual life as of December 31, 2004 was 0.5 years.

The shareholders’ meeting in May 2001 resolved that no further stock options would be granted on the basis of the 2000 Stock Option Plan. The contingent capital was reduced by the appropriate amount.

The activities relating to the stock options granted by Deutsche Telekom AG to beneficiaries of the 2000 Stock Option Plan are as follows:

2000 Stock Option Plan

	2004		2003		2002
	Stock options in thousands	Weighted average exercise price	Stock options in thousands	Weighted average exercise price	Stock options in thousands	Weighted average exercise price
		(€)		(€)		(€)

Outstanding at beginning of year	987	62.69	994	62.69	1,001	62.69
Granted	0	—	0	—	0	—
Exercised	0	—	0	—	0	—
Forfeited	132	62.69	7	62.69	7	62.69
Outstanding at end of year	855	62.69	987	62.69	994	62.69
Exercisable at end of year under review	0	—	0	—	0	—

2001 Stock Option Plan.

For the 2001 Stock Option Plan, the shareholders’ meeting in May 2001 resolved to increase the capital stock (share capital) of Deutsche Telekom AG by EUR 307,200,000 by issuing up to 120,000,000 new no-par value registered shares. This contingent capital increase is exclusively for the purpose of allowing up to 120,000,000 stock options to be issued to members of the Board of Management and other executives and specialists of the Company and lower-tier subsidiaries as part of the Deutsche Telekom 2001 Stock Option Plan. In accordance with the resolution passed by the shareholders’ meeting, the allocation of the total number of options to beneficiaries is as follows:

•                  a maximum of 15 % to members of the Board of Management of Deutsche Telekom AG,

•                  a maximum of 20 % to members of Deutsche Telekom AG’s second-tier management,

•                  a maximum of 15 % to other executives, managers and specialists of Deutsche Telekom AG,

•                  a maximum of 15 % to members of the boards of management of Group companies within and outside Germany,

•                  a maximum of 35 % to other executives, managers, and specialists of Group companies within and outside Germany.

The following conditions apply under the terms of the 2001 Stock Option Plan:

50 % of the options granted to each beneficiary may only be exercised following the end of a lock-up period of two years, starting from the day on which the options are granted. The remaining 50 % of the options granted to each beneficiary may be exercised at the earliest following the end of a lock-up period of three years, starting from the day on which the options are granted.

The exercise price is payable upon exercise of the options. The exercise price per share is 120% of the reference price. The reference price corresponds to the non-weighted average closing prices of Deutsche Telekom shares in Deutsche Börse AG’s Xetra trading in Frankfurt am Main (or a successor system to the Xetra system) over the last 30 trading days before the grant of the options. If the average closing price calculated by this method is lower than the closing price of Deutsche Telekom shares in Deutsche Börse AG’s Xetra trading (or in a successor system) on the grant date of the options, this closing price shall be taken as the reference price. The exercise price may not be lower than the notional value of one share in the capital stock (share capital). The exercise price is also the performance target.

The options may not legally be sold, transferred, pledged, or otherwise disposed of except in the event of death, in which case the options are transferred to the heirs.

Deutsche Telekom AG reserved the right, at its election, to settle the options through the payment of a cash amount (stock appreciation rights – SAR) instead of issuing new shares. The exercise of an SAR cancels the related option, and the exercise of an option cancels the related SAR. As of December 31, 2004, no resolution on conversion had been passed to this effect.

On August 13, 2001, Deutsche Telekom granted 8,220,803 options for the purchase of 8,220,803 shares at an exercise price of EUR 30.00 to the beneficiaries of the Stock Option Plan on the basis of the resolution adopted by the shareholders’ meeting in May 2001. The closing price of Deutsche Telekom’s common stock in Xetra trading in Frankfurt am Main on the grant date was EUR 19.10 per share. The term of the options runs until August 12, 2011.

In the 2002 financial year, Deutsche Telekom granted additional stock options to certain employees. On July 15, 2002, Deutsche Telekom granted a further 3,927,845 options for the purchase of 3,927,845 shares at an exercise price of EUR 12.36 to the beneficiaries of the Stock Option Plan on the basis of the resolution adopted by the shareholders’ meeting in May 2001. The closing price of Deutsche Telekom’s common stock in Xetra trading in Frankfurt am Main on the grant date was EUR 10.30 per share. The term of the options runs until July 14, 2012.

As of December 31, 2004, the weighted average remaining contractual life of all outstanding options from the 2001 Stock Option Plan was around 7.1 years.

The activities relating to the stock options granted by Deutsche Telekom AG to beneficiaries of the 2001 Stock Option Plan are as follows:

2001 Stock Option Plan

	2004		2003		2002
	Stock options in thousands	Weighted average exercise price	Stock options in thousands	Weighted average exercise price	Stock options in thousands	Weighted average exercise price
		(€)		(€)		(€)

Outstanding at beginning of year	11,768	24.25	11,964	24.22	8,219	30.00
Granted	0	—	0	—	3,928	12.36
Exercised	101	12.39	0	—	0	—
Forfeited	223	25.18	196	25.89	183	29.16
Outstanding at end of year	11,444	24.36	11,768	24.25	11,964	24.22
Exercisable at end of year under review	9,564	26.71	3,964	30.00	0	—

At Deutsche Telekom AG, 3,250 SARs were additionally forfeited in the year under review by employees in countries in which it was not legally possible to issue stock options. As of December 31, 2004, 159,310 of the SARs granted in those countries between 2001 and 2004 were still outstanding.

T-Online International AG.

2000 Stock Option Plan.

In 2000, T-Online granted stock options to certain employees of T-Online International AG for the first time. On July 6, 2000, T-Online used its authority under shareholders’ resolutions adopted in March 2000 to grant 214,473 options in respect of 214,473 shares of its stock to participants in its Stock Option Plan at an exercise price of EUR 37.65. The term of the options runs until July 6, 2005. In accordance with the resolution by the shareholders’ meeting in March 2000, a total of 20,000,000 shares were reserved as contingent capital for future issuance under the 2000 Stock Option Plan. This contingent capital increase was reduced to EUR 214,473.00 at the shareholders’ meeting on May 30, 2001.

No options granted under the 2000 Stock Option plan have yet been exercised because they were not exercisable until the end of the lock-up period on July 6, 2002, and because the options are only exercisable when both the absolute and the relative performance targets have been exceeded at least once in the period between July 7, 2002 and July 6, 2005. The absolute performance target is deemed achieved when the moving thirty-day average closing price in Deutsche Börse AG’s Xetra trading exceeds the exercise price by more than 40%. The relative performance target is linked to share price performance relative to the performance of the Dow Jones EuroSTOXX Telecom© index. The options may only be exercised if, following expiration of the two year lock-up period, the performance of the shares, adjusted for dividends, options, and other special rights (total shareholder return), exceeds the performance of the Dow Jones EuroSTOXX Telecom© index by more than 20% measured on a moving thirty-day average basis.

The weighted average remaining contractual life as of December 31, 2004 was 0.5 years.

The activities relating to the stock options granted by T-Online International AG to beneficiaries of the 2000 Stock Option Plan are as follows:

2000 Stock Option Plan

	2004		2003		2002
	Stock options in thousands	Weighted average exercise price	Stock options in thousands	Weighted average exercise price	Stock options in thousands	Weighted average exercise price
		(€)		(€)		(€)

Outstanding at beginning of year	121	37.65	209	37.65	214	37.65
Granted	0	—	0	—	0	—
Exercised	0	—	0	—	0	—
Forfeited	4	37.65	88	37.65	5	37.65
Outstanding at end of year	117	37.65	121	37.65	209	37.65
Exercisable at end of year under review	0	—	0	—	0	—

2001 Stock Option Plan.

The shareholders’ meeting on May 30, 2001 contingently increased the capital stock of T-Online International AG by EUR 51,000,000 for the 2001 Stock Option Plan and authorized the Supervisory Board to issue preemptive rights to the members of the Board of Management of T-Online International AG. It also authorized the Board of Management to issue preemptive rights to managers below the Board of Management. These include directors, senior managers, selected specialists at T-Online International AG, and members of the board of management, members of the management and other directors, senior managers, and selected specialists at group companies within and outside Germany in which T-Online International AG directly or indirectly holds a majority shareholding.

The Stock Option Plan is structured as a “premium priced plan.” The exercise price is payable upon exercise of the options. The exercise price per share is 125 % of the reference price. The reference price corresponds to the non-weighted average closing price of T-Online shares in Deutsche Börse AG’s Xetra trading in Frankfurt am Main (or a successor system to the Xetra system) over the last 30 trading days before the day on which the options are granted. If the average price calculated using this method is lower than the closing price of T-Online shares in Deutsche Börse AG’s Xetra trading (or in a successor system) on the grant date of the options, this closing price shall be taken as the reference price.

Preemptive rights were issued in annual tranches for the years 2001 and 2002.

50 % of the options granted may only be exercised after a two-year lock-up period – calculated from the grant date of the options. The remaining 50 % of the options granted may only be exercised three years after the day the options are granted. The options have a life of ten years from the date on which they are granted, meaning that the options granted in the first tranche in 2001 and the options granted in the second tranche in 2002 are forfeited without replacement or compensation at the latest on August 12, 2011 and July 14, 2012, respectively. As of December 31, 2004, the weighted average remaining contractual life of the outstanding options from the 2001 Stock Option Plan was around 7 years.

2,369,655 options were granted in the first tranche on August 13, 2001 on the basis of the resolution adopted by the shareholders’ meeting in May 2001. A further 2,067,460 options were granted in the second tranche on July 15, 2002. The exercise price – i.e., the performance target – is EUR 10.35 for the first tranche (125 % of the reference price of EUR 8.28) and EUR 10.26 for the second tranche (125 % of the reference price of EUR 8.21). The 2004 shareholders’ meeting rescinded the authorization of the Board of Management and the Supervisory Board to issue additional options for the 2001 Stock Option Plan, and partially canceled the contingent capital II.

26,410 stock options of the 2001 tranche were exercised in the 2003 financial year and 5,879 in the 2004 financial year.

The activities relating to the stock options granted by T-Online International AG to beneficiaries of the 2001 Stock Option Plan are as follows:

2001 Stock Option Plan

	2004		2003		2002
	Stock options in thousands	Weighted average exercise price	Stock options in thousands	Weighted average exercise price	Stock options in thousands	Weighted average exercise price
		(€)		(€)		(€)

Outstanding at beginning of year	4,185	10.31	4,415	10.31	2,348	10.35
Granted	0	—	0	—	2,067	10.26
Exercised	6	10.35	26	10.35	0	—
Forfeited	311	10.32	204	10.33	0	—
Outstanding at end of year	3,868	10.31	4,185	10.31	4,415	10.31
Exercisable at end of year under review	2,893	10.32	1,062	10.35	0	—

T-Mobile USA.

Before its acquisition on May 31, 2001, T-Mobile USA had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding options of T-Mobile USA employees were converted from T-Mobile USA options into Deutsche Telekom options at a conversion rate of 3.7647 per unvested, outstanding T-Mobile USA option. The Deutsche Telekom shares linked to these options are administered in a trust deposit account that has been established for the benefit of holders of T-Mobile USA stock options. The exercise price for each share of Deutsche Telekom AG common stock corresponds to the applicable exercise price per share of T-Mobile USA common stock divided by 3.7647. Furthermore, no more options will be granted under any other T-Mobile USA stock option plans.

At December 31, 2004, 17.5 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan (“MISOP”), which was changed as a consequence of the acquisition on May 31, 2001. The MISOP provides for the issue of up to 8 million shares of Deutsche Telekom common stock, either as non-qualified stock options or as incentive stock options, plus the number of shares of common stock deliverable upon the exercise of the T-Mobile USA rollover options in accordance with the Agreement and Plan of Merger between Deutsche Telekom and T-Mobile USA. The vesting period and option terms relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years.

Powertel.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353. The Deutsche Telekom AG shares linked to these options are administered in a trust deposit account established for the benefit of holders of Powertel stock options. The exercise price for each share of Deutsche Telekom common stock corresponds to the applicable exercise price per share of Powertel common stock divided by 2.6353. Furthermore, no more options will be granted under any other Powertel stock option plans.

The activities relating to the stock options granted since the acquisition of T-Mobile USA/Powertel, and the performance options are as follows:

	2004		2003		2002
	Stock options in thousands	Weighted average exercise price	Stock options in thousands	Weighted average exercise price	Stock options in thousands	Weighted average exercise price
		(USD)		(USD)		(USD)

Outstanding at beginning of year	22,539	17.90	26,770	16.77	24,599	16.55
Granted	230	19.64	1,715	12.86	5,964	13.35
Exercised	3,627	6.75	3,880	4.24	2,579	3.70
Forfeited	1,626	24.19	2,066	22.05	1,214	21.26
Outstanding at end of year	17,516	19.68	22,539	18.27	26,770	16.77
Exercisable at end of year under review	13,048	20.93	12,856	18.11	10,919	14.19

Outstanding options as of Dec. 31, 2004						Exercisable options as of Dec. 31, 2004
Ranges of the exercise prices			Number in thousands	Weighted average remaining contractual life	Weighted average exercise price	Number in thousands	Weighted average exercise price
(USD)				(years)	(USD)		(USD)

0.02	-	3.79	1,061	3.5	2.33	1,061	2.33
3.80	-	7.59	695	4.5	5.03	695	5.03
7.60	-	11.39	1,067	3.5	8.16	912	8.00
11.40	-	15.19	4,974	7.2	13.27	1,902	13.29
15.20	-	18.99	41	4.7	17.04	42	17.04
19.00	-	22.79	194	8.8	19.78	14	20.04
22.80	-	26.59	4,043	6.1	23.25	3,062	23.26
26.60	-	30.39	3,937	5.1	29.48	3,864	29.53
30.40	-	34.19	1,201	5.3	31.03	1,193	31.03
34.20	-	37.99	303	5.1	37.05	303	37.05
0.02	-	37.99	17,516	5.4	19.63	13,048	20.93

MATÁV.

On April 26, 2002, the shareholders’ meeting of MATÁV approved the introduction of a new management stock option plan.

In order to satisfy the exercise of options granted, the annual shareholders’ meeting of MATÁV authorized MATÁV’s Board of Directors to purchase 17 million “A” series registered ordinary shares, each with a nominal value of HUF 100, as treasury shares.

On July 1, 2002, MATÁV used its authority under the shareholders’ resolutions adopted in April 2002 to grant 3,964,600 options in respect of 3,964,600 shares of its stock to participants in its stock option plan at an exercise price of HUF 933 for the first tranche (exercisable in 2003) and HUF 950 for the second and third tranches (exercisable in 2004 and 2005, respectively). The closing price of MATÁV common stock quoted on BET (Budapest Stock Exchange) on the grant date was HUF 833 per share.  The options have a life of five years from the grant date, meaning that the options are forfeited without replacement or compensation on June 30, 2007. The remaining contractual life as of December 31, 2004 was 2.5 years.

The options with respect to the maximum of one-third of the shares that can be purchased under the relevant options (first tranche) may be exercised at any time from and including the first anniversary of the grant date of such options until the end of the term.

The options with respect to the maximum of a further one-third of the shares that can be purchased under the options (second tranche) may be exercised at any time from and including the second anniversary of the grant date of such options until the end of the term.

The options with respect to the rest of the shares that can be purchased under the options (third tranche) may be exercised at any time from and including the third anniversary of the grant date of such options until the end of the term.

The options may not be sold, transferred, assigned, charged, pledged, or otherwise encumbered or disposed of to any third person.

The activities relating to the stock options granted by MATÁV are as follows:

2002 Stock Option Plan

	2004		2003		2002
	Stock options in thousands	Weighted average exercise price	Stock options in thousands	Weighted average exercise price	Stock options in thousands	Weighted average exercise price
		(HUF)		(HUF)		(HUF)

Outstanding, beginning of period	3,655	944	3,965	944	0	—
Granted	0	—	0	—	3,965	944
Exercised	0	—	0	—	0	—
Forfeited	448	944	310	944	0	—
Outstanding at end of year	3,207	944	3,655	944	3,965	944
Exercisable at end of year under review	2,137	942	1	944	0	—

Mid-Term Incentive Plan (MTIP).

Deutsche Telekom AG.

MTIP 2004.

In the 2004 financial year, Deutsche Telekom AG introduced its first MTIP to ensure competitive total compensation for members of the Board of Management, senior executives of the Deutsche Telekom Group, and other beneficiaries mainly in the United States and the United Kingdom.  The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group companies that promotes mid- and long-term value creation in the Group, and therefore combines the interests of management and shareholders.

The MTIP 2004 came into effect in 2004. The plan has a term of three years.  The intention is to launch the plan annually on a revolving basis for five years.  A decision will be taken each year on whether to re-launch the plan, as well as on the specific terms of the plan, in particular the performance targets.

The MTIP is a cash-based plan.  A certain amount is ear-marked as an award to the beneficiaries by the respective employer, and this amount is paid out to the beneficiaries at the end of the plan, dependent on the achievement of the two performance targets determined in advance.

The MTIP 2004 is tied to two equally weighted, stock-based performance parameters – one absolute and one relative.  If both performance targets are achieved, then the total amount of the award is paid out; if only one performance target is achieved, 50 % of the amount is paid out; and if neither performance target is achieved, no payment is made.

• The absolute performance target is reached if, at the end of the individual plans, Deutsche Telekom’s share price has risen by at least 30 % compared with its share price at the beginning of the plan.  The benchmark for the assessment is the non-weighted average closing prices of Deutsche Telekom shares in Deutsche Börse AG’s Xetra trading during the last 20 trading days prior to the beginning and end of the plan.  The performance target is achieved if an average share price of at least EUR 18.30 is reached during the defined period before the end of the plan.

• The relative performance target is achieved if the total return of Deutsche Telekom shares has outperformed the Dow Jones EURO STOXX Total Return Index on a percentage basis over the same period during the term of the individual plan.  The benchmark is the non-weighted averages of Deutsche Telekom shares (based on the closing prices of Deutsche Telekom shares in Xetra trading) plus the value of dividends paid and reinvested in Deutsche Telekom shares, bonus shares etc., and the non-weighted averages of the Dow Jones EURO STOXX Total Return Index during the last 20 trading days prior to the beginning and end of the plan.  The index’s starting value is 317.95 points.  The starting value of the total return of Deutsche Telekom shares corresponds to their share price at the beginning of the plan (EUR 14.08).

The ambitiousness and strategic relevance of the performance targets are reviewed and adjusted if necessary prior to each new rolling issue of the MTIP.  The nature or thresholds of the performance targets cannot be changed once the plan has begun.

At the end of the term of the individual plans, the General Committee of Deutsche Telekom AG’s Supervisory Board will establish whether the absolute and relative performance targets for the Board of Management have been achieved.  Based on the findings of the Supervisory Board General Committee, the Board of Management will establish whether the target has been achieved for Deutsche Telekom AG and all participating companies as a whole and will communicate this decision.  Once it has been established that one or both targets have been achieved, the payment will be made to the beneficiaries.

T-Mobile USA.

MTIP 2004.

T-Mobile USA’s MTIP is based on the same conditions as Deutsche Telekom AG’s MTIP.

LTIP 2004.

In addition to the MTIP, T-Mobile USA has established a performance cash plan as a Long-Term Incentive Plan (LTIP) that is aimed at the top management, from the Vice Presidents upwards.  Additional subscriber growth and profit targets have been agreed for this group of persons.

T-Mobile UK.

MTIP 2004.

T-Mobile UK’s MTIP is also based on the same conditions as Deutsche Telekom AG’s MTIP.  In addition to the two performance targets in that plan, however, T-Mobile UK has introduced a third target for a defined group of participants which is based on the cash contribution (EBITDA before investments in property, plant, and equipment, and intangible assets). The third performance target can only be achieved after the first two other performance targets have been achieved.

T-Online International AG.

MTIP 2004.

T-Online’s MTIP is also based on the same conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of the T-Online share and the TecDAX share index.

MATÁV.

MTIP 2004.

MATÁV’s MTIP is also based on the same conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of the MATÁV share.

The expenses relating to the MTIPs in the Deutsche Telekom Group in 2004 totaled approximately EUR 9 million.  The expenses for the LTIP 2004 at T-Mobile USA amounted to around EUR 15 million.

28  Accruals for pensions and similar obligations.

Deutsche Telekom’s pension obligations for non-civil servants are provided for by a range of defined benefit plans; there are further obligations under Article 131 of the Basic Law (Grundgesetz – GG). Deutsche Telekom’s indirect pension obligations were made to its employees via the Versorgungsanstalt der Deutschen Bundespost (VAP) and the Deutsche Telekom Betriebsrenten-Service e.V. (DTBS).

The VAP provides pension services for pensioners who were employed by Deutsche Telekom.  The VAP benefits, which supplement statutory pension benefits up to the level specified by the pension benefits formula, are generally calculated on the basis of the level of employee compensation during specific periods of their employment.  Within the scope of negotiations on the realignment of the company pension plan, the employer and the trade unions agreed in 1997 on arrangements for the protection of vested VAP benefits.  Pursuant to this agreement, the benefit obligations due to retirees and employees approaching retirement will remain unchanged.  For younger employees with vested benefits, the obligations have been converted into an initial amount based on the number of years of coverage to date, which was then credited to a capital account held by the employer (cash balance plan). Deutsche Telekom credits further amounts to this account; when the insured event occurs, the account balance will be paid out in full, in installments, or converted into a pension.  If the relevant employees had not reached the age of 35 and had been insured for less than ten years, their benefit obligations are due directly from Deutsche Telekom.  The DTBS was founded for processing the remaining obligations.

A new regulation of VAP benefits was made by collective agreement in the year 2000 without affecting obligations.  The pensioners covered by this collective agreement no longer receive their pension payments directly from the VAP as the indirect provider of pension services, but, since November 2000, directly and with a legal claim from Deutsche Telekom.  VAP’s obligations are therefore suspended (parallel obligation).  Pension accruals are recognized for financial reporting purposes for the now direct pension obligations in accordance with U.S. GAAP (SFAS No. 87).  Due to the direct nature of the parallel obligation, these pension accruals must also be shown in the tax accounts, measured according to § 6a of the Income Tax Act (EStG).  Those pensioners remaining in the VAP continue to receive their benefits directly from the VAP as the provider of pension services.  Pursuant to the VAP’s business plan, Deutsche Telekom will to a certain extent continue to be assigned additional obligations and the corresponding assets on a pro rata basis.

Pursuant to the change to the articles of association of the VAP in 2004, the future annual adjustments to pensions has been defined in percentage points, in accordance with the articles of association of the VAP.

Benefits relating to other direct pension plans are generally determined on the basis of salary levels and years of service; these benefit obligations are also usually determined by the amounts credited by Deutsche Telekom to its capital accounts.

The following table shows the composition of pension obligations:

Pension obligations

(millions of €)	Dec. 31, 2004	Dec. 31, 2003
Pension obligations
• Direct	3,205	3,163
• Indirect	1,380	1,286
Obligations in accordance with Article 131 GG	6	7
	4,591	4,456

The obligation amounts shown contain an additional minimum liability for individual pension plans.  An additional minimum liability is a step-up amount for pension obligations relating to individual pension plans; this is recognized in income under German GAAP, but directly in equity under U.S. GAAP.  Excluding the additional minimum liability, the accrual for pensions amounts to EUR 3,719 million (2003: EUR 3,553 million).

(millions of €)	Dec. 31, 2004	Dec. 31, 2003
Actuarial present value of benefits
Vested benefit obligation	4,572	4,455
Nonvested benefit obligation	534	486
Accumulated benefit obligation	5,106	4,941
Effect of projected future salary increases	83	91
Projected benefit obligation	5,189	5,032
Plan assets at fair value	(523)	(489)
Projected benefit obligations in excess of plan assets	4,666	4,543
Unrecognized negative prior service cost	97	0
Actuarial losses	(1,044)	(990)
Unfunded accrued pension cost (+)/prepaid pension cost (-)	3,719	3,553

Additional minimum liability	872	903

Total obligation	4,591	4,456

Calculation of pension accruals:

(millions of €)	Dec. 31, 2004	Dec. 31, 2003
Unfunded accrued pension cost	3,722	3,555
Prepaid pension cost	(3)	(2)
Accrual for pensions	3,719	3,553

Taking into consideration the assets transferred to other entities, the pension obligations were accounted for in full.

The carrying amount of the corresponding pension accruals measured in accordance with § 6a EStG is EUR 4,071 million (2003: EUR 3,674 million).  The amount of pension obligations was determined using actuarial principles that are consistent with U.S. GAAP (SFAS No. 87), and using the assumptions at the respective balance sheet dates as shown in the following table:

Assumptions for the measurement of benefit obligations as of Dec. 31

in %	2004		2003		2002
Discount rate	5.25		5.25		5.75
Projected salary increase	2.75/3.50	(1)	2.75/3.50	(1)	2.75/3.50	(1)
Projected pension increase	1.00/1.50		1.50		1.50

(1) For non-civil servants not covered by collective agreements

Assumptions for determining the net periodic pension cost for years ending Dec. 31

in %	2004		2003		2002
Discount rate	5.25		5.75		6.00
Projected salary increase	2.75/3.50	(1)	2.75/3.50	(1)	2.75/3.50	(1)
Return on plan assets	5.50		6.00		6.00
Projected pension increase	1.50		1.50		1.50

(1) For non-civil servants not covered by collective agreements

Development of the projected benefit obligation:

Projected benefit obligation

(millions of €)	2004	2003
Projected benefit obligation, beginning of year (January 1)	5,032	4,472
Service cost	171	140
Interest cost	255	251
Change in obligations	2	24
Actuarial losses	93	395
Total benefits actually paid	(260)	(250)
Plan amendments	(104)	0
Projected benefit obligation, end of year	5,189	5,032

Development of plan assets at fair value:

Plan assets at fair value

(millions of €)	2004	2003
Plan assets at fair value, beginning of year	489	412
Actual return on plan assets	30	14
Contributions by employer	68	87
Benefits actually paid through pension funds	(64)	(58)
Change in obligations	0	34
Plan assets at fair value, end of year	523	489

Information on pension plans with accumulated benefit obligation exceeding assets:

(millions of €)	Dec. 31, 2004	Dec. 31, 2003
Projected benefit obligation	1,954	1,813
Accumulated benefit obligation	1,903	1,754
Transferred assets	523	489

Breakdown of transferred assets by investment category:

in %	Dec. 31, 2004	Dec. 31, 2003
Equity securities	26	18
Debt securities	50	43
Real estate	0	0
Other	24	39

Investment strategy:

Deutsche Telekom’s investment strategy is conservative and concentrates on safeguarding liquidity and on investments in the euro region; no derivative instruments are used.  Most investments are made in deposits and fixed-rate notes.  Unless regulated by the requirements of § 54 of the Insurance Supervision Act (Versicherungsaufsichtsgesetz), the investment strategy is determined by investment committees which regularly review investment decisions made.

Net periodic pension cost is summarized as follows:

Pension cost

(millions of €)	2004	2003	2002
Service cost	171	140	155
Interest cost	255	251	241
Return on plan assets	(27)	(27)	(24)
Distribution amounts (payback)	29	13	7
Net periodic pension cost	428	377	379

Expected amounts for subsequent years:

Years starting after Dec. 31

(millions of €)	2004	2003	2002
Expected contributions by employer	68	87	80

Years starting after Dec. 31

(millions of €)	2009-2013	2008	2007	2006	2005	2004
Expected pension payments	1,570	298	286	277	267	261

Civil servant retirement arrangements.

Until the 2000 financial year, Deutsche Telekom AG maintained a special pension fund (Unterstützungskasse) for its active and former civil servants, which was merged with the special pension funds of Deutsche Post AG and Deutsche Postbank AG by notarized agreement on December 7, 2000 to form the joint pension fund Bundes-Pensions-Service für Post und Telekommunikation e.V.  (BPS-PT).  On January 11, 2001, the fund was entered in the Register of Associations with retroactive effect from July 1, 2000.  The BPS-PT works for the fund of all three companies and also handles financial administration for the Federal Republic on a trust basis.  It carries out all transactions for pension and allowance payments in respect of civil servants for Deutsche Post AG, Deutsche Postbank AG, and Deutsche Telekom AG.

In accordance with the provisions of the Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz – PTNeuOG), BPS-PT makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant status.  The level of Deutsche Telekom AG’s payment obligations to its special pension fund is defined under § 16 of the Law concerning the Legal Provisions for the Former Deutsche Bundespost Staff (Postpersonalrechtsgesetz – PostPersRG).  Since 2000, Deutsche Telekom AG has been legally obliged to make an annual contribution to the special pension fund amounting to 33 % of the pensionable gross emoluments of active civil servants and the notional pensionable gross emoluments of civil servants on leave of absence.  This contribution is recognized as an ongoing expense in the respective year, and amounted to EUR 911 million in the year under review (2003: EUR 809 million) (see also (34) Guarantees and commitments, and other financial obligations).

Under PTNeuOG, the Federal Republic compensates the special pension fund for differences between the ongoing payment obligations of the special pension fund, amounts received from Deutsche Telekom AG, and returns on assets, and guarantees that the special pension fund is always in a position to fulfill the obligations it has assumed.  The Federal Republic cannot require reimbursement from Deutsche Telekom AG for amounts paid by it to the special fund.

29  Other accruals.

(millions of €)	Dec. 31, 2004	Dec. 31, 2003
Taxes	2,090	1,762

Provisions for deferred taxes	1,243	919

Accruals other than taxes
Employee benefits
Civil Service Health Insurance Fund	1,322	1,358
Personnel restructuring	545	566
Other obligations	1,575	1,231
	3,442	3,155

Outstanding invoices	1,827	1,849
Accrual for contingent losses	529	0
Unused telephone units	474	524
Litigation risks	314	209
Investment risks	297	399
Restoration commitments	282	265
Advertising cost subsidies/commissions	238	300
Loss contingencies	202	243
Risks related to real estate	191	220
Refunds to be granted	168	230
Deferred maintenance	78	67
Other accruals	875	1,105
	8,917	8,566

	12,250	11,247

The Civil Service Health Insurance Fund (Postbeamtenkrankenkasse – PBeaKK) provides services for its members mainly in cases of illness, birth, or death, and calculates the corresponding allowances.  When Postreform II came into effect, the PBeaKK was closed to new members.  Due to the aging of the group of people insured, there is an expected shortfall between the fund’s sources of regular income and benefits paid.  The present value of this future deficit has been determined on the basis of actuarial principles, based on the new 1998 life expectancy tables prepared by Prof.  Dr. Klaus Heubeck (“Richttafeln 1998”), which primarily reflect the increase in average life expectancy.  Deutsche Telekom is required to cover part of this deficit, and has recognized an accrual for its share.  The expected benefits from the PBeaKK will decrease due to the effects of the health reform.  Accordingly, a one-time reversal of EUR 36 million was recognized in 2004 (addition to accrual in 2003: EUR 271 million).

In the course of personnel restructuring programs at Deutsche Telekom AG and its subsidiaries, collective agreements are still used for voluntary redundancy payments and old-age part-time work, resulting in the recognition of liabilities or accruals when a concrete contractual relationship is entered into.

Non-civil servants accepted voluntary redundancy offers in the year under review.  By contrast, natural attrition does not lead to any financial burden for Deutsche Telekom AG.

The personnel restructuring accruals, other obligations of the HR department, and other accruals include accruals of EUR 550 million for restructuring measures, which developed as follows in the 2004 financial year:

(millions of €)	Accruals as of Jan. 1, 2004	Change recognized in income	Accruals realized	Accruals as of Dec. 31, 2004
Type of measure:
Personnel restructuring	566	196	217	545
Other	96	(17)	74	5
	662	179	291	550

The increase in tax accruals relates mainly to T-Mobile International AG & Co KG, as no assessments are yet available for prior assessment periods (from 2002), but tax expenses are expected.

The retroactively agreed reduction in the weekly working hours of Deutsche Telekom AG employees has led in particular to an increase in other obligations relating to human resources.

The accrual for contingent losses relates to the dissolution of the U.S. mobile communications joint venture GSM Facilities at T-Mobile USA.

The accruals for unused telephone units are recognized for charges for telephone services as yet not rendered but which have already been recognized as income.

The decrease in the accrual for investment risks is due to the sale of Virgin Mobile Telecoms.

30  Liabilities.

Liabilities

	Dec. 31, 2004				Dec. 31, 2003
(millions of €)	Total	of which due			Total	of which due
		within one year	in one to five years	after five years		within one year	in one to five years	after five years
Debt
Bonds and debentures	39,592	7,555	16,225	15,812	51,613	12,295	22,336	16,982
Liabilities to banks	3,060	1,366	858	836	3,798	806	1,928	1,064
	42,652	8,921	17,083	16,648	55,411	13,101	24,264	18,046

Other liabilities
Advances received	253	253			402	402
Trade accounts payable	4,166	3,821	345		4,175	4,143	32
Liabilities on bills accepted and drawn	8	8			4	4
Payables to unconsolidated subsidiaries	103	103			198	198
Payables to associated and related companies	68	68			213	213
Other liabilities	5,160	4,056	114	990	5,459	4,264	179	1,016
of which: from taxes	(1,083)	(1,083)			(1,091)	(1,091)
of which: from social security	(102)	(102)			(100)	(100)
	9,758	8,309	459	990	10,451	9,224	211	1,016

Total liabilities	52,410	17,230	17,542	17,638	65,862	22,325	24,475	19,062

The main items under bonds and debentures relate to the mandatory convertible bond issued by Deutsche Telekom International Finance B.V., Amsterdam, on February 24, 2003, and to the other bonds issued by Deutsche Telekom International Finance B.V., Amsterdam, between 2000 and 2003 at the following conditions:

Structure of the 2000 global bond

Tranche	Nominal amounts in currency	Nominal amounts €	Nominal interest rate	Maturity
EUR	2,250,000,000	2,250,000,000	6.625%	2005
EUR	750,000,000	750,000,000	7.125%	2010
GBP	625,000,000	885,143,747	7.625%	2005
GBP	300,000,000	424,868,999	7.625%	2030
USD	3,000,000,000	2,199,590,876	8.250%	2005
USD	3,000,000,000	2,199,590,876	8.500%	2010
USD	3,500,000,000	2,566,189,355	8.750%	2030
JPY	90,000,000,000	644,148,015	2.000%	2005

Structure of the 2001 eurobond

Tranche	Nominal amounts in currency	Nominal amounts €	Nominal interest rate	Maturity
EUR	4,500,000,000	4,500,000,000	6.375%	2006
EUR	3,500,000,000	3,500,000,000	7.125%	2011

After the downgrading by Moody’s from A3 to Baa1 in March 2002, and by Standard & Poor’s from A- to BBB+ in April 2002, the coupons of the 2000 global bond and the 2001 eurobond increased by 50 basis points.  The change in the interest rate has already been included in the tables.  If Deutsche Telekom is upgraded to at least an A- grade by both agencies, the coupons will be reduced again by 50 basis points.

Structure of the 2002 global bond

Tranche	Nominal amounts in currency	Nominal amounts €	Nominal interest rate	Maturity
EUR	2,500,000,000	2,500,000,000	7.500%	2007
EUR	2,000,000,000	2,000,000,000	8.125%	2012
USD	500,000,000	366,598,479	9.250%	2032

The coupons of the 2002 global bond will increase by 50 basis points if Deutsche Telekom is downgraded by Standard & Poor’s and Moody’s to below BBB+/Baa1 respectively.

Structure of the 2003 USD bond

Tranche	Nominal amounts in currency	Nominal amounts €	Nominal interest rate	Maturity
USD	750,000,000	549,897,719	3.875%	2008
USD	1,250,000,000	916,496,198	5.250%	2013

Structure of the mandatory convertible bond

Currency	Nominal amounts €	Nominal interest rate	Maturity

EUR	2,288,500,000	6.50%	2006

On February 24, 2003, Deutsche Telekom AG issued a mandatory convertible bond via its financing subsidiary DT Finance International Ltd. with a term up to June 1, 2006.  Deutsche Telekom received proceeds from the issue totaling EUR 2.3 billion.  Deutsche Telekom AG has undertaken to repay the bond by delivering Deutsche Telekom shares to investors on maturity.  The necessary resolution by the shareholders’ meeting authorizing the contingent capital was adopted on May 29, 2001.  The number of shares to be delivered will be calculated as follows: (i) if the share price is EUR 11.80 or lower, a total of 193.9 million shares will be delivered; (ii) if the share price is EUR 14.63 or above, a total of 156.4 million shares will be delivered; and (iii) if the share price is between EUR 11.80 and EUR 14.63, the number of shares to be delivered will be calculated by dividing the nominal amount of the mandatory convertible bond by the share price on maturity.  The resulting number of shares to be delivered will therefore lie between the numbers stipulated in (i) and (ii).  In addition, the mandatory convertible bond offers standard anti-dilution protection.  The mandatory convertible bond has a coupon of 6.50%.  Holders will also receive a special dividend calculated as the difference between (i) the dividends to be paid in the respective financial year and (ii) the average of the dividends paid in the two previous years.  The special dividend will be paid on maturity for the number of shares to be delivered.  Deutsche Telekom AG is entitled to pay this amount in cash or, at its election, by using shares still available as part of the contingent capital.

Breakdown of bonds and debentures (millions of €):

	Effective interest rate
Due in	up to 6%	up to 7%	up to 8%	up to 9%	over 9%	Total
2005	2,066	2,404	885	2,200		7,555
2006	456	4,500	2,288			7,244
2007	500	500	2,500		88	3,588
2008	3,688					3,688
2009	1,000	705				1,705
after 2009	929	865	6,887	6,765	366	15,812
	8,639	8,974	12,560	8,965	454	39,592

Liabilities to banks (mainly loan notes and short-term loans) due in the next five years and thereafter are as follows (millions of €):

Due in	Amounts
2005	1,366
2006	196
2007	188
2008	282
2009	192
after 2009	836
3,060

The average effective interest rate of total debt is as follows:

Bonds and debentures	6.82% p. a. (2003: 6.82% p. a.)
Liabilities to banks	6.49% p. a. (2003: 6.12% p. a.)

Deutsche Telekom has agreements with a number of banks pursuant to which it can draw on credit facilities of up to EUR 17.9 billion.  These include syndicated loan facilities entered into by Deutsche Telekom AG for EUR 9.0 billion (Deutsche Telekom syndicated loan) and T-Mobile UK (formerly One 2 One) for EUR 3.9 billion (T-Mobile UK syndicated loan).  Deutsche Telekom AG serves as guarantor of the T-Mobile UK syndicated loan.  The level of the interest rates depends on Deutsche Telekom’s rating, the amount of the syndicated loan, and the LIBOR rate to be applied, plus a margin ranking of between 0.275% and 0.500%.  The loan commitment fee is between 0.050% and 0.200%, and also depends on Deutsche Telekom’s rating.  As of December 31, 2004, EUR 0.7 billion of the T-Mobile UK syndicated loan has been drawn down.  This drawdown has an interest rate of 4.94%, excluding the loan commitment fee.  There were no outstanding debts relating to the Deutsche Telekom syndicated loan at the end of 2004.

Part of the syndicated loan serves as collateral for Deutsche Telekom’s commercial paper program.  Deutsche Telekom may not draw on the syndicated loan in the amount of commercial paper drawdowns.  Deutsche Telekom had not issued any commercial paper at December 31, 2004.  Furthermore Deutsche Telekom’s credit facilities include bilateral bank lines amounting to EUR 5.0 billion, of which EUR 0.3 billion had been used at the end of 2004 for short-term drawings and EUR 0.1 billion for guarantees.

The development of debt over time is shown below:

Debt

Debt decreased by around EUR 4 billion in 2002, despite the acquisition of the remaining shares in debis Systemhaus and T-Mobile Netherlands, mainly because of cash generated from operations, divestitures of real estate and financial assets, and positive foreign currency effects.

In 2003, cash generated from operations, sales of assets, and positive foreign currency effects were the main drivers behind the further reduction in debt.  New debt resulted from the issuance of a U.S.  dollar bond and a convertible bond, for example.

The decrease in debt in 2004 was mainly due to the repayment of bonds and medium-term notes, achieved primarily as a result of the positive cash flow.

Debt includes borrowings of EUR 14,745 million (December 31, 2003: EUR 17,261 million) in foreign currencies.

In addition to debt (in accordance with the consolidated balance sheet), Deutsche Telekom uses “net debt” in particular as an indicator.

Net debt comprises debt and, under other liabilities, loan notes, liabilities from interest rate/cross-currency swaps and collateral payments received.  The following items on the assets side are subtracted from this total: liquid assets, noncurrent and marketable securities, discounts on loans as well as interest rate and cross-currency swaps reported under other assets, and collateral payments made.

Net debt changed as follows:

Net debt(1)

(1) The reconciliation of net debt is included in the management report, under “Development of business in 2004”.

Other liabilities.

(millions of €)	Dec. 31, 2004	Dec. 31, 2003

Interest	1,315	1,698
Loan notes	690	799
Rental and leasing obligations	405	425
Liabilities to employees	129	162
Other	2,621	2,375
	5,160	5,459

Other liabilities include taxes of EUR 1,083 million (December 31, 2003: EUR 1,091 million) and social security liabilities of EUR 102 million (December 31, 2003: EUR 100 million).

Liabilities in the amount of EUR 11 million (December 31, 2003: EUR 5 million) payable by subsidiary companies to banks and third parties are collateralized by the assignment of receivables and other collateral assignments.  Deutsche Telekom AG has provided no collateral for its liabilities.

In accordance with Postreform II (§ 2 (4) of the Stock Corporation Transformation Act – Postumwandlungsgesetz), the Federal Republic is guarantor of all Deutsche Telekom AG’s liabilities which were outstanding at January 1, 1995.  At December 31, 2004, this figure was EUR 2.1 billion.

Notes to the consolidated statement of cash flows.

The consolidated statement of cash flows has been prepared in conformity with International Accounting Standard (IAS) No. 7, Cash Flow Statements.  Besides IAS 7, German Accounting Standard (GAS) No.  2, Cash Flow Statements, as approved by the German Accounting Standards Board (GASB), is also used in preparing the consolidated statement of cash flows.

Liquid assets and short-term investments with original maturities of less than three months at the date of purchase are considered cash equivalents in drawing up the consolidated statement of cash flows.  These current cash and cash equivalents increased by EUR 0.7 billion to EUR 8.0 billion in the 2004 financial year.

This is a result of the following developments:

31  Net cash provided by operating activities.

Net cash provided by operating activities amounted to EUR 16.3 billion in the period under review, a year-on-year increase of EUR 2.0 billion.  In addition to lower net interest payments of EUR 0.2 billion and a EUR 0.9 billion improvement in working capital, this development is due in particular to the improvement in operational business.

32  Net cash used for investing activities.

Net cash used for investing activities amounted to EUR 4.3 billion compared with EUR 2.1 billion in the previous year.  This EUR 2.2 billion increase in cash used was due to offsetting effects: an increase of EUR 0.8 billion in spending relating to property, plant, and equipment and to investments in financial assets, including subsidiaries (in particular associated companies at T-Mobile USA, the acquisition of the Scout24 group, and the acquisition of EuroTel), accompanied by a decrease of EUR 2.5 billion in cash inflows mainly from divestitures of property, plant, and equipment, and shares in fully consolidated companies.  This was offset by a EUR 0.1 billion decrease in investments in intangible assets and a EUR 0.5 billion increase in the disposition of financial assets and a EUR 0.5 billion rise in cash inflows from liquid assets with original maturities of more than three months.

33  Net cash used for financing activities.

In the period under review, net cash used for financing activities increased by EUR 7.4 billion year-on-year to EUR 12.7 billion.  This is due in particular to a EUR 5.7 billion reduction in the issuance of medium and long-term debt, while repayments decreased by EUR 2.4 billion.  In addition, the sharp increase of EUR 3.8 billion in the net repayment of short-term debt had a negative impact on net cash used for financing activities.

Other disclosures.

34  Guarantees and commitments, and other financial obligations.

(millions of €)	Dec. 31, 2004	Dec. 31, 2003

Guarantees	49	28
Liabilities arising from warranty agreements	1,280	2,199
	1,329	2,227

The decrease in liabilities arising from warranty agreements is due primarily to the discontinuation of loan collateral guarantees by Deutsche Telekom AG for T-Mobile.  In addition, T-Mobile International AG’s obligation under a QTE (Qualified Technology Equipment) lease decreased due to exchange rate effects.

Deutsche Telekom AG (45%), DaimlerChrysler Services AG (45%), and Compagnie Financière et Industrielle des Autoroutes S.A.  (Cofiroute; 10%) – collectively the consortium or Toll Collect GbR – entered into an agreement with the Federal Republic of Germany, represented by the German Federal Ministry of Transport, Building and Housing (Federal Ministry of Transport), “on the collection of toll charges for the use of German autobahns by heavy vehicles, and the creation and operation of a toll system for the collection of autobahn toll charges for heavy vehicles” (operating agreement), dated September 2002 and last amended in April 2004 by an implementation agreement, under the terms of which they are obligated to set up and operate a system for the electronic collection of toll charges for heavy vehicles; this is to be performed by a project company with the legal form of a limited liability company under German law (GmbH) – Toll Collect GmbH.  In addition, the parties of the consortium undertook, on a joint and several basis, in agreement with the Federal Republic, to maintain an equity ratio in the project company of 20% of the total assets (calculated on the basis of the German GAAP single-entity financial statements of the limited liability company) until August 31, 2004, and 15% thereafter; the total risk for Cofiroute arising from the Toll Collect project is limited to EUR 70 million.

The liability obligation of the parties of the consortium means they are obliged to inject additional capital in the event of negative developments within the Toll Collect project.  When Deutsche Telekom AG realized that a future injection of additional capital would be necessary during the project, accruals were recognized for anticipated losses relating to the project.  The operating agreement includes provisions for further contractual penalties after the approved start of operations (issuance of the special preliminary operating permit) if the performance of the system is not adequate.  The Federal Republic is asserting claims for damages from the parties of the consortium of EUR 3.56 billion plus interest for the period September 1, 2003 to December 31, 2004 for lost toll revenues.  In addition, the Federal Republic of Germany is asserting a claim for contractual penalties in the amount of approximately EUR 1.03 billion plus interest.  This amount also includes contractual penalties of approximately EUR 790 million relating to the allegation that the agreement of the Federal Republic of Germany was not sought before certain sub-contractor agreements were entered into.  The amount of the contractual penalties may rise as the Federal Republic is also claiming time-related contractual penalties.  Deutsche Telekom AG believes the claims of the Federal Republic are unfounded.  The Federal Republic has resorted to arbitrational proceedings for clarification of the legal position, as provided for by the terms of the agreement.  The maximum future obligations arising from the Toll Collect project cannot be quantified with adequate certainty; it is therefore not possible to express this in figures under guarantees and commitments.

In addition, Deutsche Telekom AG has given a guarantee for bank loans to Toll Collect GbR amounting to EUR 0.6 billion; these are included in the table above.

Other financial obligations.

(millions of €)	Dec. 31, 2004			Dec. 31, 2003
	Total	of which due			of which due
		in the following financial year	from the second financial year after the balance sheet date	Total	in the following financial year	from the second financial year after the balance sheet date

Present value of payments to special pension fund	8,200	900	7,300	9,000	950	8,050
Purchase commitments for interests in other companies	696	203	493	763	254	509
Obligations under rental and lease agreements	12,153	1,733	10,420	11,737	1,703	10,034
Purchase commitment from capital projects in progress	2,804	2,428	376	1,924	1,634	290
Commitments arising from transactions not yet settled	505	397	108	869	783	86
Other financial obligations	8	4	4	12	3	9
Total other financial obligations	24,366	5,665	18,701	24,305	5,327	18,978

The present value of payments that Deutsche Telekom is required to make in accordance with Postreform II to the Company’s special pension fund for civil servants, or its successor, on the basis of the 1998 life expectancy tables prepared by Prof.  Klaus Heubeck, amounted to EUR 8.2 billion at December 31, 2004 (see Note on Accruals for pensions and similar obligations (28)).

Purchase commitments for interests in other companies relate mainly to Deutsche Telekom AG.  The decrease in the commitments is due in particular to the discontinuation of the obligation for the acquisition of shares of Scout24 AG (EUR 0.2 billion in 2003), as the acquisition was completed in February 2004.  This was offset by T-Mobile Global Holding Nr.  2 GmbH’s obligation to purchase further shares of CMobil B.V.  in 2005.

The increase in obligations under rental and lease agreements is mainly attributable to new and prolonged leases for real estate and radio towers.  The majority of the lease obligations are attributable to Group Headquarters & Shared Services, T-Mobile, and T-Systems.  The amount of the obligations was reduced by exchange rate fluctuations, particularly involving the U.S.  dollar.

Purchase commitments for capital projects in progress are primarily attributable to Deutsche Telekom AG, T-Systems, and T-Mobile.  Most of Deutsche Telekom AG’s purchase commitments are short-term.  T-Systems has entered into commitments relating in particular to license agreements and software projects.  T-Mobile’s commitments are primarily for the purchase of network and UMTS equipment.

The commitments arising from transactions not yet settled relate primarily to short-term purchase commitments at T-Mobile (EUR 0.4 billion), in particular for mobile communications terminals and accessories.

Deutsche Telekom is a party to a number of lawsuits and other proceedings arising out of the general conduct of its business, including proceedings under laws and regulations related to environmental and other matters.  Litigation accruals include the costs of litigation and any probable losses.  The Company does not believe that any additional costs will have a material adverse effect on the net worth, financial position, and results of the Deutsche Telekom Group.

35  Financial instruments.

Fair value.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.  The following is a summary of the estimated fair value of Deutsche Telekom’s financial instruments:

(millions of €)	Dec. 31, 2004		Dec. 31, 2003
	Fair value	Net carrying amount	Fair value	Net carrying amount

Assets
Other investments in related companies	1,117	288	750	496
Other long-term loans	51	51	77	78
Other investments in noncurrent assets	17	16	80	86
Accounts receivable	5,131	5,131	5,874	5,874
Liquid assets	8,050	8,050	9,127	9,127
Other investments in marketable securities	97	95	175	173

Liabilities
Bonds and debentures	46,823	39,592	56,151	51,613
Liabilities to banks	3,057	3,060	3,730	3,798
Other liabilities	9,758	9,758	10,666	10,666

Derivative financial instruments(1)
Interest rate swaps	(36)	(91)	(74)	(194)
Cross-currency interest rate swaps sold	(551)	(342)	(712)	(231)
Foreign currency forward contracts	(180)	(67)	(80)	(16)
Foreign currency options	0	0	1	0

(1) Non-bracketed amounts represent assets, bracketed amounts represent liabilities.

Fair values were determined as follows:

The fair value of other investments in noncurrent securities and in marketable securities is based on quoted market prices for those instruments or similar instruments, insofar as they are available.  Otherwise, these assets are measured using recognized valuation techniques.  The net carrying amount of other investments in marketable securities is adjusted to market value where market value is less than the original investment.  The net carrying amounts of trade accounts receivable approximate their fair values, due to the short period to maturity.  The net carrying amounts of liquid assets also reflect reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

The fair value of debt which is publicly traded, primarily bonds and debentures, is estimated based on quoted market prices at year end, insofar as they are available.  Otherwise, these assets are measured using recognized valuation techniques.  The carrying amounts of liabilities to banks and other liabilities approximate their fair values.  The fair value of off-balance sheet financial instruments generally reflects the estimated amount the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains and losses of open contracts.  The estimated fair values of derivatives used to hedge or modify the Company’s risk will vary substantially with future changes in interest rates or with fluctuations in foreign exchange rates.  These changes in fair values should not be viewed in isolation, but rather in relation to adverse changes in the values of the underlying hedged transactions.

The fair values of other investments in related companies as well as loans to unconsolidated subsidiaries and associated companies, which have carrying amounts of EUR 292 million and EUR 523 million at December 31, 2004 and 2003 respectively, could not be determined, except for the investments in VocalTec and MTS, because they are not publicly traded.  VocalTec and MTS are valued at fair value based on their share prices.

The fair value of derivatives is determined as the present value of future payments on the basis of recognized valuation techniques.

Derivative financial instruments.

The Company uses derivative financial instruments for the purpose of hedging interest rate and currency exposures that arise from its ongoing business operations.  The top priority in all cases in which derivatives are used is to limit the risk of the underlyings.  Derivatives may therefore only be used to eliminate risk exposures, and may never be used to create new risks for speculative reasons.  Derivative financial instruments are subject to internal controls.

Derivatives classified as hedging instruments are those entered into for the purpose of matching or eliminating risk from potential movements in interest rates and foreign exchange rate inherent in the Company’s assets and liabilities.  A derivative is designated as a hedge where there is an offset between the effects of potential movements in the derivative and designated underlying asset, liability, or position being hedged.  Such derivatives are reviewed regularly for their effectiveness as hedge instruments.  Derivative instruments designated as hedges are accounted for on the same basis as the hedged item.

The main interest rate instruments used are interest rate swaps.  These are entered into with the aim of transforming the coupons on bonds, and the interest rates on loans and financial assets, in accordance with a mix of fixed and floating rate interest instruments that is laid down once a year.  Interest rate swaps are designated as hedging instruments for specific liabilities or groups of similar liabilities.  Cross-currency interest rate swaps usually swap foreign currency bonds and medium-term notes or loans granted to Group companies outside the euro zone in required target currencies.

Gains or losses related to changes in the value of interest rate swaps are generally not recognized.  Interest rate swaps which are not designated as hedging instruments for balance sheet assets and liabilities (which are mainly hedges of planned future transactions) are marked to market and resultant negative values are accrued and included as a component of net interest expense; gains are recognized upon realization.  Unrealized gains and losses from changes in fair value are netted currency for currency and assigned to portfolios, and the resultant net loss is accrued.  Net gains are not recognized.  The interest differential to be paid or received on interest rate swaps is recognized in the statement of income, as incurred, as a component of net interest expense.  Gains or losses on interest rate swaps released prior to their maturity are recognized immediately in net interest expense.

The Company uses foreign currency forward contracts and options to hedge currency risks arising from its investment, financing, and operating activities.  Foreign currency forward contracts hedging firm commitments to invest in or sell a foreign entity are not recognized at the balance sheet date.  Such firm commitments are recognized using the foreign exchange rate fixed by the foreign currency forward contract.  Where the Company uses call options to hedge firm commitments to invest in or sell a foreign entity, the option is carried in other assets and is not measured until exercise or expiration.  The option premium is included in the purchase cost of the investment when it is recorded, and in the proceeds from the sale when the selling price is received.  Gains and losses resulting from foreign currency forward contracts, cross-currency interest rate swaps, and foreign currency financing which relate to the net investments in foreign entities are recorded in the cumulative translation adjustment account.

Foreign currency forward contracts hedging other payments and receipts are assigned to foreign currency portfolios categorized by foreign currency type with the related financial instruments.  These portfolios are marked to market at the balance sheet date and resulting negative portfolio values are accrued under other liabilities.  Measurement gains and losses are netted portfolio for portfolio.  An accrual for loss contingencies is established for each portfolio for the amount of the excess loss.  Net gains are not recognized.

The net carrying amounts of the derivative financial instruments amounted to EUR –500 million at December 31, 2004 (December 31, 2003: EUR –441 million), of which EUR 148 million is recognized in other assets (December 31, 2003: EUR 233 million).  EUR –479 million is recognized in other liabilities (December 31, 2003: EUR –443 million).  Accruals in the amount of EUR –169 million were recognized (December 31, 2003: EUR –231 million).

The following is a summary of the contract or notional principal amounts outstanding and the average interest paid/received at December 31, 2004 and 2003:

	Dec. 31, 2004				Dec. 31, 2003
	Maturity	Notional amount millions of €	Average interest rate paid	Average interest rate received	Maturity	Notional amount millions of €	Average interest rate paid	Average interest rate received

Interest rate swaps (EUR)
Receive fixed, pay variable	2005-2010	12,437	2.18%	3.36%	2004-2010	13,664	2.12%	3.96%
Forward receive fixed, pay variable	—	—	—	—	2007-2008	2,000	EURIBOR6M	3.86%
Receive variable, pay fixed	2005-2010	2,555	5.80%	2.20%	2005-2010	2,555	5.80%	2.20%
Forward receive variable, pay fixed	2006	1,500	2.57%	EURIBOR3M	—	—	—	—

Interest rate swaps (USD)
Receive fixed, pay variable	2005-2007	3,079	2.73%	2.53%	2005-2007	2,539	1.23%	2.31%
Forward receive fixed, pay variable	—	—	—	—	2007	793	USDL6M	3.22%
Receive variable, pay fixed	2007	2,200	5.07%	2.77%	2007	793	4.65%	1.22%
Forward receive variable, pay fixed	—	—	—	—	2007-2008	3,015	4.70%	USDL6M

Interest rate swaps (GBP)
Receive fixed, pay variable	2005	283	4.90%	3.84%	2005	283	4.18%	3.84%
Receive variable, pay fixed	2005-2006	708	5.78%	5.00%	2005-2006	779	5.80%	3.83%

Interest rate swaps (JPY)
Receive fixed, pay variable	2005	644	0.31%	1.50%	2005	668	0.31%	1.50%

Interest rate swaps (HUF)
Receive variable, pay fixed	2006	258	9.25%	11.89%	2006	241	9.25%	9.61%

Cross-currency interest rate swaps	2005-2032	3,607	5.71%	3.36%	2004-2032	4,883	5.25%	2.57%

Foreign currency forward contracts
Forward purchases	2005-2008	3,118	—	—	2004-2008	1,190	—	—
Forward sales	2005-2006	417	—	—	2004-2006	982	—	—
Foreign currency options	—	—	—	—	2004-2005	5	—	—

The notional amounts of the derivative financial instruments do not generally represent amounts exchanged by the parties, but are merely the basis for measuring these amounts.  They do not reflect the risk exposure of the financial derivatives.  The amounts exchanged are calculated by reference to the notional amounts and by the other terms of the derivatives, such as interest rates, exchange rates, or other indices.

36  Segment reporting.

Deutsche Telekom applies Statement of Financial Accounting Standards No.  131 “Disclosures about Segments of an Enterprise and Related Information” (SFAS 131) and the German Accounting Standard No.  3 “Segment Reporting” (GAS 3) for the calculation of segment information.  These require companies to disclose information on their operational segments in accordance with their internal reporting structures.  Under SFAS No.  131 and GAS 3, Deutsche Telekom has the following operational segments for which reporting is required: T-Com, T-Mobile, T-Systems, and T-Online.  The segments for which reporting is required are strategic divisions which differ in their products and services, their relevant sub-markets, the profile of their customers, and their regulatory environment.  The business segments are thus the primary reporting format and the geographic regions the secondary segment reporting format.

Segment reporting is presented in a table before the notes to the financial statements and explained in greater detail below.

The valuation methods used for the group segment reporting correspond to those used in the German consolidated financial statements.  Deutsche Telekom evaluates the segments’ performance based on the income before income taxes; the operational figures EBIT and EBITDA are also used.  Based on income before taxes, EBIT does not include extraordinary income/losses nor net financial income/expense.  EBITDA additionally excludes depreciation and amortization.  As no extraordinary items arose in any of the periods, the income before income taxes corresponds to results from ordinary business activities.

Revenues generated and goods and services exchanged between segments are, as far as possible, calculated on the basis of market prices.  With the exception of depreciation and amortization, additions to and reversals of accruals, no major noncash items are shown in the segments.  The income/loss related to associated and related companies relates to income from investments and associated companies, as well as write-downs of financial assets and other investments in marketable securities.

Segment assets under segment reporting include the carrying amount of property, plant, and equipment, intangible assets, and financial assets.  Segment investments are defined as additions to such assets, adjusted for intragroup transactions.  In addition, the segment assets and segment investments are shown by geographical region; assignment to the individual regions is generally determined by the location of the asset.  Please refer to (1) Net revenue in the notes to the consolidated financial statements for the presentation of revenue by regions.  In accordance with GAS 3, liabilities have been assigned to the segments since the 2000 financial year.  As part of Group segment reporting, these include debt and other liabilities, excluding tax liabilities.

The structure of the segments has been adjusted to reflect the revised reporting structure at T-Com and T-Systems.  The Toll Collect joint venture has been assigned to and reported under the T-Systems segment since April 1, 2004.  To facilitate comparison, prior-year figures have been adjusted.  Against the background of the expansion of the EU to the east, it is no longer necessary to disclose separate information in the secondary reporting format for the two previous geographical segments EU (excluding Germany) and Rest of Europe.  These two geographic segments have been combined, since Deutsche Telekom’s activities on the European market are primarily in EU member states.  The figures for the previous year have also been adjusted.

Segments by geographic area. (1)

(millions of €)	Segment assets		Segment investments
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003

Germany	41,377	46,065	3,137	3,201
Europe (excluding Germany)	26,564	27,337	2,162	1,810
North America	22,088	21,815	1,911	2,033
Other	408	434	30	23
Group	90,437	95,651	7,240	7,067

(1) For the assignment of net revenue to geographic segments, please refer to (1) Net revenue.

T-Com.

Net revenue decreased slightly in the year under review by EUR 691 million to EUR 24,425 million.  Access revenues continued to increase as a result of price adjustments and the growing number of DSL lines.  This was offset by a decrease in call revenue, in particular as a result of the impact of competition, the introduction of call-by-call and carrier preselection, as well as higher penetration of rate options.  Network interconnection between other network operators, the reduction in interconnection charges in December 2003 and the deconsolidation of the remaining cable companies as of March 1, 2003 also contributed to the decrease in revenue.  While revenue from data communications increased slightly, revenue from terminal equipment declined as a result of lower demand and lower prices.  The revenue generated in Eastern Europe was slightly higher than the prior-year comparative as a result of currency translation adjustments.

Revenue from business with other segments decreased by EUR 701 million from EUR 4,090 million to EUR 3,389 million.  T-Com provides other segments with network and support services in particular, but also supplies them with fixed-network terminal equipment.  The decrease in revenue is primarily attributable to price cuts in the upstream market, network interconnection between T-Mobile and T-Systems, and the change of the business model in the T-Punkt shops; as of May 1, 2004 T-Com receives only commission for selling mobile terminals.

In the year under review, depreciation and amortization decreased by EUR 379 million year-on-year to EUR 4,790 million.  This is primarily due to lower capital expenditure.  Net interest expense substantially improved from EUR 315 million to a net interest income of EUR 76 million, reflecting the reduction in debt in the year under review.  The income related to associated and related companies is principally composed of the pro rata contributions of the companies consolidated using the equity method.  A slight year-on-year increase was recorded.

Despite a decline in revenues, income before income taxes increased considerably, as in the previous year.  In addition to the reasons indicated above, the increase of EUR 835 million to EUR 5,525 million was mainly due to improved efficiency relating to operating expenses, in particular lower cost of sales, selling costs, and administrative costs.  Reasons for this include the lower number of employees and the corresponding reduction in personnel-related operating costs, the decline of revenue-related costs, and the aforementioned change in the business model of the T-Punkt shops.

The reduction in segment assets of EUR 1,854 million to EUR 27,176 million is due in particular to the depreciation of property, plant, and equipment that is substantially higher than capital expenditure.  The investments in T-Com’s segment assets were mainly made in technical equipment – in the outside plant telecommunications network, in switching and transmission equipment, and in UMTS licenses in Hungary and Croatia.  These investments were driven mainly by the expansion and upgrading of the local loop, the roll-out of the new transmission platform, capital expenditure for IT systems, and the roll-out of additional DSL lines to meet demand.  Capital expenditure increased from EUR 2,216 million to EUR 2,384 million year-on-year.  Segment liabilities chiefly consist of debt and trade payables.

T-Mobile.

The increase in net revenue of EUR 2,516 million from EUR 21,572 million to EUR 24,088 million reflects the substantial increase in the number of subscribers in almost all the mobile communications networks under T-Mobile’s majority control, particularly in the United States, Germany, the United Kingdom, the Czech Republic, and the Netherlands.  The total number of subscribers rose by more than 8 million.

Revenue from business with other segments decreased by EUR 299 million from EUR 1,206 million to EUR 907 million and was primarily generated within Germany through network interconnection services (so-called “mobile terminated calls”).

Depreciation and amortization in 2004 remained almost unchanged year-on-year at EUR 5,088 million and consisted mainly of the amortization of mobile communications licenses amounting to EUR 1,193 million and the amortization of goodwill of EUR 1,398 million.  Further depreciation of EUR 1,679 million was charged on technical equipment and machinery in the 2004 financial year.  The net interest expense decreased year-on-year by EUR 109 million to EUR 883 million.  This is largely due to the nonrecurrence of one-time measures in the previous year, such as the early repayment of the bond at T-Mobile USA and a swap closeout at T-Mobile UK.  The income related to associated and related companies also improved by EUR 12 million year-on-year to EUR 109 million.  The income related to associated and related companies in the year under review includes in particular the positive contributions to income made by MTS and PTC amounting to EUR 177 million and EUR 106 million respectively, and the negative contribution to income made by GSM Facilities in the amount of EUR – 127 million.

The income before income taxes of the T-Mobile segment in 2004 rose substantially by EUR 3,805 million from EUR 831 million to EUR 4,636 million.  Apart from the reasons stated above, this development is largely attributable to the write-up of the U.S.  mobile communications licenses in the amount of EUR 2,448 million and to the proceeds from the sale of additional interests (15.09%) in the Russian company MTS amounting to EUR 941 million.  The increase in income was partially offset by the recognition of an accrual for contingent losses of EUR 529 million relating to the winding up of the mobile communications joint venture between T-Mobile USA and Cingular Wireless.  In addition, economies of scale and synergy effects made a substantial contribution to improving operating performance.

Segment assets amounting to EUR 48,314 million continue to consist mainly of intangible assets, in particular mobile communications licenses and goodwill.  Despite the write-up of the U.S.  mobile communications licenses, the decline in the segment’s intangible assets and property, plant, and equipment is due primarily to the exchange rate effects caused by translating the currencies of foreign subsidiaries – in particular T-Mobile USA – and to continued amortization.  In 2004, investments focused in particular on property, plant, and equipment as a result of the further expansion of the U.S.  network.  Segment liabilities consist primarily of debt.

T-Systems.

Net revenue increased slightly in the year under review by EUR 54 million to EUR 7,238 million, largely due to the positive development in the two service lines Computing Services and Desktop Services within the Information Technology (IT) unit.  This was offset by the decline in the net revenue posted by the Telecommunications (TC) unit resulting from the marked price and competitive pressure.  The International Carrier Services service line, which experienced a decrease in voice traffic, was principally accountable for this decline.  The sale of the interests in T-Systems SIRIS, T-Systems MultiLink, TELECASH Kommunikations- Service GmbH, and T-Systems CS also impacted net revenue.

Revenue from business with other segments fell by EUR 131 million year-on-year to EUR 3,299 million.

The decrease of EUR 111 million in depreciation and amortization to EUR 1,388 million is attributable in particular to the lower depreciation base.  The net interest expense decreased further from EUR 39 million to EUR 29 million on account of the positive cash flow and the loss related to associated and related companies was also reduced substantially from EUR 447 million to EUR 145 million as a result of lower additions to accruals for Toll Collect risks.

The extensive measures taken to increase efficiency and quality (“Focus & Execution” strategy program) also reduced the loss before income taxes.  The disproportionately large decrease in operating expenses, particularly cost of sales, in 2004 is attributable to improved business processes and consistent cost management.  The loss before income taxes was negatively impacted in the reporting period by restructuring expenses and transfer payments to Vivento totaling EUR 125 million.  The proceeds from the sale of T-Systems SIRIS and TELECASH Kommunikations-Service GmbH in the previous year were not matched by any comparable income in the 2004 financial year.

Segment assets amounting to EUR 4,976 million consist mainly of intangible assets, which essentially comprise goodwill relating to the former T-Systems ITS.  In 2004, segment assets decreased in particular as a result of goodwill amortization.  Capital expenditure focused on technical equipment and machinery and was reduced slightly to EUR 775 million.  Segment liabilities consist mainly of debt.

T-Online.

T-Online’s net revenue increased further in the year under review by EUR 131 million to EUR 1,793 million, thus continuing the upward trend of the previous years.  This development is due to the increase in subscriber numbers in Germany in particular for broadband rates, the increased willingness to pay for services, and the first-time consolidation of the Scout24 group in the 2004 financial year.

Revenue from business with other segments was on a par with the previous year.

Depreciation and amortization mainly consists of goodwill amortization and increased slightly to EUR 452 million year-on-year, primarily due to the first-time consolidation of the Scout24 group.  The net interest income remained almost unchanged in the period under review.  By contrast, the income related to associated and related companies fell from EUR 90 million in the previous year to a loss of EUR 4 million, principally as a result of the non-recurrence of the one-time write-up of the net carrying amount of the stake in comdirect bank in 2003.

In addition, higher selling costs resulting from the broad-band campaign had a negative impact on income before income taxes in the reporting period.  The reduction in the cost of sales, despite increased revenues, was not sufficient to offset this development.  The income before income taxes fell by EUR 31 million to EUR 73 million.

T-Online’s segment assets mainly consist of intangible assets, primarily goodwill.  The decrease in segment assets to EUR 1,374 million is due in particular to the amortization of goodwill.  The increase in investments from EUR 116 million to EUR 260 million primarily relates to the goodwill of the Scout24 group.  The increase in segment liabilities is attributable to short-term liabilities to Deutsche Telekom AG.

Group Headquarters & Shared Services.

The net revenue increased by EUR 32 million from EUR 304 million to EUR 336 million.  The small percentage of Group Headquarters & Shared Services’ total revenue accounted for by net revenue is largely generated by the real estate companies.

The increase in revenue from business with other segments of EUR 201 million to EUR 4,165 million is primarily due to the revenues generated by Vivento in the call center business and by Vivento Technical Services.

The slight decrease of EUR 35 million in depreciation and amortization to EUR 846 million in 2004 reflects the continued reduction of real estate assets.  The net interest expense also decreased by EUR 267 million to EUR 2,607 million due to the reduction in net debt.  The income related to associated and related companies of EUR 35 million is largely attributable to the sale of the interests in Eutelsat.

The decrease in the loss before income taxes from EUR 4,071 million to EUR 3,792 million can also be primarily attributed to the improvement in the net interest expense and the income related to associated and related companies.  By contrast, the operating result remained almost constant, with the higher expenses at Vivento offset in particular by the non-recurrence of substantial additions to accruals for pensions due to the adjustment of the discount rate applied in the previous year and additions to the Civil Service Health Insurance Fund.

The reduction in segment assets of EUR 1,056 million to EUR 9,575 million is attributable in particular to the decrease in property, plant, and equipment, and in financial assets.  This resulted primarily from the continued sale of real estate assets and the disposal of the interests in SES Global S.A.  Capital expenditure rose in comparison with the previous year.  Segment liabilities, in particular debt, were substantially reduced once again in the 2004 financial year.

Reconciliation.

The items to be reconciled relate mainly to consolidation measures.  As in the previous year, the reconciliation does not include any additional items for the year under review.

37  Related party disclosures.

Federal Republic of Germany and majority shareholdings.

Deutsche Telekom has numerous business relationships with the Federal Republic of Germany and the companies in which it holds majority shareholdings.  Key related parties include Deutsche Post and KfW.

In the 2004 financial year, Deutsche Telekom purchased goods and services amounting to EUR 0.7 billion from Deutsche Post World Net.  These mainly relate to postage charges for letters and packages.  In the same period, the Deutsche Post World Net group purchased goods and services totaling EUR 0.4 billion from Deutsche Telekom.  This amount primarily comprises IT products and services.

In addition, Deutsche Telekom AG and Deutsche Postbank AG have entered into a master credit agreement in the amount of EUR 0.1 billion.  In the 2004 financial year, this credit line was drawn down to a maximum of EUR 41 million.  This agreement is initially valid until May 31, 2005.

Deutsche Telekom also has a credit facility with Deutsche Postbank amounting to EUR 0.4 billion, EUR 20 million of which was utilized in the 2004 financial year.

Furthermore, Deutsche Telekom made cash investments with Deutsche Postbank in 2004 at normal market rates of interest and maturities.  On December 31, 2004, the cash investments totaled EUR 0.5 billion.

The Company’s Dutch financing subsidiary, Deutsche Telekom Finance, has taken out three loans of GBP 150 million each with KfW (total volume EUR 0.6 billion).  The loans were extended at the normal market rate of interest which is based on Deutsche Telekom AG’s current rating, among other things.  One loan will mature this year; the other two have terms of three and five years.

Associated companies.

Deutsche Telekom also has business relationships with numerous associated companies, particularly with Toll Collect.

In 2004, T-Systems generated revenues of EUR 0.3 billion from business with Toll Collect, of which T-Systems recognized EUR 0.1 billion as receivables from Toll Collect as of December 31, 2004.  These revenues are for services rendered for the extension of the electronic toll collection system.

Natural persons.

No major transactions took place between Deutsche Telekom and persons in key management positions.

38  Compensation of the Board of Management and the Supervisory Board.

Under the terms of their service contracts, the members of the Group Board of Management are entitled to fixed and annual variable remuneration, as well as long-term variable remuneration components (Mid-Term Incentive Plan). Total remuneration is generally 2/3 variable and 1/3 fixed. The annual variable remuneration is calculated based on the level of achievement of the targets assigned to each member of the Board of Management by the General Committee of the Supervisory Board before the beginning of the financial year.

In observance of the requirements of German commercial and accounting legislation, a total of EUR 11,906,899.37 is reported as remuneration for the members of the Board of Management for the past financial year. This amount includes the fixed annual salary, the variable remuneration, the expenditure for the 2004 Mid-Term Incentive Plan, and noncash compensation amounting to EUR 426,891.45 which is treated as noncash benefits.

Each member of the Board of Management active at the beginning of the year 2004 waived his gross monthly salary for the month of May. This was a personal contribution to Deutsche Telekom AG’s employment pact concluded in the 2004 financial year.

The members of the Board of Management took part in Deutsche Telekom AG’s Mid-Term Incentive Plan (MTIP) as part of their total compensation for the first time in the 2004 financial year. The MTIP is a Group-wide long-term compensation instrument for senior executives, including the Board of Management. The plan has a term of three years and will be issued annually on a rolling basis. It consists of two stock-based, additive and equally weighted success parameters. For the 2004 financial year, one absolute and one relative plan hurdle were set as the success parameters: The absolute plan hurdle is for the value of the T-Share to increase by at least 30 % by the end of the plan (December 31, 2006). The relative plan hurdle requires the total return index of the T-Share to outperform the Dow Jones EuroSTOXX Total Return Index. From the 2004 tranche, each member of the Board of Management can reach an incentive volume of 15% (if one plan hurdle is met) or up to 30% (if both plan hurdles are met) of their own contractually agreed target salary (basic compensation plus variable compensation in the case of 100% target achievement). If no plan hurdles are met, no incentive is paid. For further details, please refer to the disclosures on MTIP 2004 under (27) in the notes to the financial statements.

Subject to the condition that the financial statements of Deutsche Telekom AG are approved in their current form, the members of the Board of Management received the following total compensation for the 2004 financial year (fixed annual salary, variable compensation, and the fair value expenditure for MTIP 2004):

Amounts (€)

Name	Fixed annual salary in 2004	Variable remuneration for 2004	Amount accrued for both MTIP plan targets (fair value expenditure for the 2004 financial year)

Kai-Uwe Ricke	1,145,833	1,415,625	94,607.00
Dr. Karl-Gerhard Eick	859,375	1,061,719	70,955.25
Dr. Heinz Klinkhammer	687,500	821,250	56,764.20
René Obermann	687,500	798,750	56,764.20
Walter Raizner (from Nov. 1)	156,250	187,500	19,630.76
Konrad F. Reiss	687,500	811,875	56,764.20

Josef Brauner (until April 30)	250,000	279,475	left during financial year(1)
Thomas Holtrop (until Sept. 30)	500,000	675,000	left during financial year(1)
Total	4,973,958	6,051,194	355,485.61

(1)          Accrual is included in the total for members of the Board of Management who left during the financial year.

The Company’s 2001 Stock Option Plan was terminated as of the 2003 financial year pursuant to a resolution by the shareholders’ meeting of May 18, 2004. The stock options granted to the Group Board of Management for the first and last time for the 2001 financial year (and those options from the previous 2000 Stock Option Plan for the year 2000) shall remain exercisable provided the hurdles are met as required.

Compensation for former members of the Board of Management and their surviving dependents, and accruals recognized for this purpose totaled EUR 12,122,365.73.

The accruals set up for ongoing pensions and pension entitlements for former members of the Board of Management and their surviving dependents amounted to EUR 53,951,622 (PBO according to SFAS 87).

Indirect pension obligations for former members of the Board of Management resulting from pensions for civil servants via the Deutsche Telekom special pension fund in accordance with § 15 (1) of the Act concerning the Legal Provisions for the Former Deutsche Bundespost Staff (PostPersRG) amounted to EUR 3,349,813.00. No accruals were recognized for these obligations (see § 285 No. 9b HGB). They are actuarially computed in accordance with § 6a EStG.

Deutsche Telekom has not granted any loans to current or former members of the Board of Management.

The compensation received by the members of the Supervisory Board is specified under § 13 of the Articles of Incorporation as approved in its current version by the 2004 shareholders’ meeting. The members of the Supervisory Board receive fixed annual remuneration of EUR 20,000.00. Depending on the development of net income per share, the members of the Supervisory Board may receive variable, performance-related remuneration with short-term and long-term components.

The short-term performance-related remuneration amounts to EUR 300.00 per full EUR 0.01 by which the net income per no par value share exceeds EUR 0.50 in the financial year for which the remuneration is being paid. The long-term performance-related remuneration amounts to EUR 300.00 for every 4.0% by which the net income per no par value share in the second financial year following the financial year in question (reference year) exceeds the net income per no par value share in the financial year preceding the financial year in question. The long-term performance-related remuneration is limited, however, to the amount of the long-term performance-related remuneration for the financial year preceding the financial year in question, unless the net revenue in the reference year exceeds the net revenue in the financial year preceding the financial year in question.

The short-term and long-term performance-related remuneration are each limited to a maximum of EUR 20,000.00.

The Chairperson of the Supervisory Board receives double, and the Deputy Chairperson one and a half times the remuneration of an ordinary member of the Supervisory Board. In addition, remuneration increases by half for each membership on a Supervisory Board committee (with the exception of the Mediation Committee) and by a further half for each Supervisory Board committee chaired; total remuneration shall not exceed double the annual remuneration, however. Members of the Supervisory Board who were not in office for the entire financial year receive one twelfth of the remuneration for each month or part thereof that they hold a seat.

Members of the Supervisory Board receive an attendance fee amounting to EUR 200.00 for each meeting of the Supervisory Board or its committees that they have attended. The Company reimburses value-added tax payable on remuneration and expenses.

The total remuneration of the members of the Supervisory Board in 2004 amounted to EUR 1,373,224.00. Of this amount, EUR 727,600.00 will be paid out after the 2005 shareholders’ meeting. The remaining amount of EUR 645,624.00 will be retained as an accrual for the long-term variable remuneration for the 2004 financial year; it will be paid out after the 2007 shareholders’ meeting subject to achievement of the relevant performance targets.

The compensation of the individual members of the Supervisory Board for 2004 is as follows:

Amounts (€)

Member of the Supervisory Board	Fixed remuneration	Short-term variable(1)	Total (net)	Imputed long-term remuneration entitlement(2)

Brandl, Monika	21,000.00	0.00	21,000.00	18,900.00
Falbisoner, Josef	20,800.00	0.00	20,800.00	18,900.00
Dr. von Grünberg, Hubertus	29,000.00	0.00	29,000.00	25,137.00
Halsch, Volker(3)	13,500.00	0.00	13,500.00	11,812.50
Holzwarth, Lothar	21,000.00	0.00	21,000.00	18,900.00
Dr. Hundt, Dieter	31,200.00	0.00	31,200.00	28,350.00
Litzenberger, Waltraud	21,000.00	0.00	21,000.00	18,900.00
Löffler, Michael	21,000.00	0.00	21,000.00	18,900.00
Dr. Overhaus, Manfred(4)	40,700.00	0.00	40,700.00	35,437.50
Reich, Hans W.	21,000.00	0.00	21,000.00	18,900.00
Dr. Schinzler, Hans-Jürgen	21,000.00	0.00	21,000.00	18,900.00
Dr. Schlede, Klaus G.	63,800.00	0.00	63,800.00	56,700.00
Schmitt, Wolfgang	50,200.00	0.00	50,200.00	44,037.00
Sommer, Michael	21,000.00	0.00	21,000.00	18,900.00
Steinke, Ursula	21,000.00	0.00	21,000.00	18,900.00
Prof. Dr. Stolte, Dieter	21,000.00	0.00	21,000.00	18,900.00
Treml, Franz(5)	75,600.00	0.00	75,600.00	66,150.00
Walter, Bernhard	42,400.00	0.00	42,400.00	37,800.00
Wegner, Wilhelm	66,200.00	0.00	66,200.00	56,700.00
Dr. Wiedeking, Wendelin	20,600.00	0.00	20,600.00	18,900.00
Dr. Zumwinkel, Klaus	84,600.00	0.00	84,600.00	75,600.00

Total	727,600.00	0.00	727,600.00	645,624.00

(1)	The members of the Supervisory Board have waived their short-term variable remuneration for 2004.
(2)

Represents the accrual recognized. Long-term variable remuneration will be paid out for the first time after the 2007 shareholders’ meeting for the period 2003 to 2006 provided the relevant performance targets have been achieved.

(3)	Member since October 1, 2004.
(4)	Member until September 30, 2004.
(5)

Mr. Treml received Supervisory Board compensation of EUR 12,271.00 from DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2004 financial year for a mandate as a member of the Supervisory Board of this company.

39  Proposal for appropriation of net income/loss of Deutsche Telekom AG.

The income statement of Deutsche Telekom AG reflects income after taxes of EUR 2,881,090,240.54. Income after taxes corresponds to unappropriated net income. Under the Stock Corporation Act (Aktiengesetz – AktG), the amount payable to shareholders as a dividend is based on the unappropriated net income disclosed by Deutsche Telekom AG in its German GAAP annual financial statements. The Supervisory Board and the Board of Management propose, subject to the approval of the shareholders’ meeting, to pay shareholders a dividend of EUR 0.62 per individual no par value share carrying dividend rights and to carry forward the remaining balance as part of unappropriated net income.

40  Declaration of conformity with the German Corporate Governance Code in accordance with § 161 AktG.

In accordance with § 161 AktG, the Board of Management and the Supervisory Board submitted the mandatory declaration of conformity on December 16, 2004 and made it available to shareholders on Deutsche Telekom’s website.

The declaration of conformity by the publicly traded subsidiary T-Online International AG has been made available to shareholders on T-Online International AG’s website.

Bonn, February 22, 2005

Deutsche Telekom AG

Board of Management

/s/ Kai-Uwe Ricke	/s/ Dr. Karl-Gerhard Eick	/s/ Dr. Heinz Klinkhammer
Kai-Uwe Ricke	Dr. Karl-Gerhard Eick	Dr. Heinz Klinkhammer

/s/ René Obermann	/s/ Walter Raizner	/s/ Konrad F. Reiss
René Obermann	Walter Raizner	Konrad F. Reiss

Auditors’ report.

We have audited the consolidated financial statements (consisting of the consolidated statement of income, the consolidated balance sheet, the consolidated statement of cash flows, the consolidated statement of shareholders’ equity, the segment reporting, and the notes to consolidated financial statements) and the group management report of Deutsche Telekom AG, which is combined with the management report of the Company, for the financial year from January 1 to December 31, 2004. The preparation of the consolidated financial statements and the Group management report in accordance with German commercial law is the responsibility of the Company’s Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and the combined management report based on our audit.

We conducted our audit of the consolidated annual financial statements in accordance with § 317 HGB and the generally accepted German standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German principles of proper accounting and in the combined management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the combined management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of the companies included in consolidation,the determination of the companies to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company’s Board of Management, as well as evaluating the overall presentation of the consolidated financial statements and the combined management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German principles of proper accounting. On the whole the combined management report provides a suitable understanding of the Group’s position and suitably presents the risks of future development.

Stuttgart/Frankfurt am Main, February 22, 2005

Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Stuttgart

PwC Deutsche Revision

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Frankfurt am Main

(Prof. Dr. Pfitzer)	(Hollweg)
Wirtschaftsprüfer	Wirtschaftsprüfer

(Frings)	(Menke)
Wirtschaftsprüfer	Wirtschaftsprüfer

Summary of differences between German GAAP and U.S. GAAP.

Our results as reported under German GAAP differ from our results as reconciled to U.S. GAAP, as summarized below. A more detailed discussion and quantification of significant differences between German GAAP and U.S. GAAP applicable to our consolidated financial statements are described in notes 41 et seq. of our consolidated financial statements contained in our annual report on Form 20-F, which can be found on the Investor Relations page of our website at http://www.deutschetelekom.com.

The differences between German GAAP and U.S. GAAP that have a significant impact on net income/(loss) and shareholders’ equity are summarized below. Other differences may arise in future years, resulting from new transactions and/or the adoption of new accounting standards.

Differences in bases of long-lived assets.

Adjustments to valuation of fixed assets – Under German GAAP, we previously wrote-down fixed assets primarily relating to our real estate holdings. This write-down was not required under U.S. GAAP for real estate classified as held and used. This resulted in a difference in the carrying basis of land and buildings between U.S. GAAP and German GAAP. This basis difference has been reversing mainly due to higher depreciation expenses recorded under U.S. GAAP than under German GAAP.

Real estate sale and leaseback – In 2002 and 2003, we entered into a series of sale and leaseback transactions underlying our real estate holdings. These leasebacks generally qualify as off-balance-sheet operating leases under German GAAP. However, these transactions have been accounted for as financings under U.S. GAAP due to our continuing involvement. This results in interest expense and the continuation of depreciation expense for U.S. GAAP, as compared with gains (losses) on sales of real estate and rent expense for German GAAP.

(billions of €)	2004	2003	2002

Net income (loss) – German GAAP	4.6	1.3	(24.6)

Net income (loss) – U.S. GAAP	2.3	2.9	(22.0)

Shareholders’ equity – German GAAP	37.9	33.8	35.4

Shareholders’ equity – U.S. GAAP	47.5	45.0	45.4

Differences in valuations of goodwill and other assets – The differences between German GAAP and U.S. GAAP in the determination of total purchase consideration in purchase business combinations has resulted in differences in the initial valuation of goodwill and other intangible and tangible assets. Purchase price differences between German and U.S. GAAP have been generated from business combinations due to net assets acquired, valuation of shares and stock options issued (including subsidiary shares issued in a business combination), valuation of underlying assets and liabilities (including deferred taxes), dates used to calculate consideration paid as well as the date at which an acquisition is considered consummated. These differences have resulted in differences in depreciation and amortization expenses. In 2002, the U.S. GAAP accounting for goodwill and indefinite lived intangible assets changed, resulting in these intangibles no longer being amortized, but rather subject to an annual impairment test. The annual impairment test in 2004 resulted in goodwill impairment charges for U.S. GAAP in certain reporting units in our T-Com and T-Mobile segments.

Capitalization and amortization of mobile communication licenses – Under German GAAP, we begin to amortize our communication licenses, primarily European UMTS licenses, upon acquisition and continue to amortize these licenses through their expected period of use. Under U.S. GAAP, amortization begins at the time the network is placed into service. In addition, interest on mobile network construction related to debt is expensed under German GAAP, whereas under U.S. GAAP this interest is capitalized during the period the mobile network is being constructed, and is subsequently amortized over the expected period of use. This results in deferrals of interest and amortization expenses for U.S. GAAP, and a higher carrying basis of our mobile network fixed assets. Mobile networks in different countries have been placed in use during 2003 and 2004. As a result, capitalization of these costs has ceased and related costs capitalized are being amortized into earnings over their remaining expected period of use. Additionally, under German GAAP, non-scheduled amortization must be reversed in subsequent periods when the reason for the amortization no longer exists. In 2004, we recorded a write-up under German GAAP relating to our FCC licenses in the U.S. Revaluation of assets is not permitted under U.S. GAAP.

Differences in equity transactions by our subsidiaries.

Effects of dilution gains – Transactions conducted by our consolidated subsidiaries or associated companies, using their common equity as currency, directly result in a reduction of our ownership percentage. Under German GAAP, we recognize “dilution gains” from share issuances by subsidiary or associated companies for cash, but do not recognize gains for shares issued in non-cash transactions (for example, as consideration for a business acquisition). Under U.S. GAAP, we recognize dilution gains both for cash and non-cash transactions.

Differences in revenue recognition.

Multiple-element contracts – Under German GAAP, we recognize revenues from each deliverable of a multiple-element contract in the period when earned by the delivery of goods or the rendering of services. Under U.S. GAAP, we allocate the total contract value among each deliverable based on its relative fair value. Certain activation and one-time fee elements and related direct costs are deferred and amortized over the expected duration of our customer relationship. Any costs in excess of amounts deferred are expensed as customer acquisition cost.

Differences in income taxes.

Deferred taxes – Under German GAAP, deferred taxes have not been recognized for temporary differences that arose during tax-free periods, temporary differences that are not expected to reverse in the foreseeable future and temporary differences that are expected to reverse during future periods in which net operating losses are expected to be available to offset income taxes that would otherwise be payable. Under U.S. GAAP, deferred taxes generally are recognized for all temporary differences, including temporary differences during tax-free periods. In addition, in contrast to German GAAP, U.S. GAAP requires the recognition of deferred taxes attributable to net operating losses.

Other differences.

Other differences in our financial results between German GAAP and U.S. GAAP consist primarily of the accounting for capitalization of internally developed software for internal use, unrealized gains on marketable securities, valuation of residual interests in asset backed securitizations, derivatives and hedge accounting, additional minimum pension liabilities, asset retirement obligations, investments in equity investees and rent expense recognition for operating leases that contain scheduled rent increases, which historically are recurring differences.

Further information

Members of the Board of Management of Deutsche Telekom AG in 2004 including seats on the supervisory boards of other companies
Members of the Supervisory Board of Deutsche Telekom AG in 2004 including seats on the supervisory boards of other companies
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Members of the Board of Management of Deutsche Telekom AG in 2004 including seats on the supervisory boards of other companies.

Kai-Uwe Ricke.

Chairman of the Board of Management of Deutsche Telekom AG

Member of the supervisory boards of the following subsidiaries, associated and related companies:

•                  T-Online International AG, Darmstadt (since 10/2001), Chairman of the Supervisory Board (since 9/2002)

•                  T-Mobile International AG, Bonn (since 11/2002), Chairman of the Supervisory Board (since 12/2002)

•                  T-Mobile USA Inc., Bellevue (U.S.), Board of Directors (since 5/2001), Chairman of the Board of Directors (since 8/2004)

•                  T-Systems International GmbH, Frankfurt/Main, Chairman of the Supervisory Board (since 1/2003)

•                  T-Punkt Vertriebsgesellschaft mbH, Bonn, Chairman of the Supervisory Board (from 4/2004 to 2/2005)

Dr. Karl-Gerhard Eick.

Board member responsible for Finance, Deputy Chairman of the Board of Management of Deutsche Telekom AG

Member of the supervisory boards of the following subsidiaries, associated and related companies:

•                  GMG Generalmietgesellschaft mbH, Münster (since 1/2000), Chairman of the Supervisory Board (since 5/2002)

•                  Sireo Real Estate Asset Management GmbH, Frankfurt/Main, Chairman of the Supervisory Board (since 5/2001)

•                  DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, Münster (since 2/2002)

•                  DFMG, Deutsche Funkturm GmbH, Münster, Deputy Chairman of the Supervisory Board (from 1/2002 to 3/2004)

•                  T-Mobile International AG, Bonn (since 3/2000)

•                  T-Mobile USA Inc., Bellevue (U.S.), Board of Directors (from 5/2001 to 8/2004)

•                  T-Online International AG, Darmstadt (since 2/2000)

•                  T-Systems International GmbH, Frankfurt/Main (since 6/2002)

Member of comparable supervisory bodies of companies in Germany or abroad:

•                  Deutsche Bank AG, Frankfurt/Main (since 8/2004)

•                  FC Bayern München AG, Munich (since 10/2004)

•                  Dresdner Bank Luxembourg S.A., Luxembourg, Board of Directors (from 1/2001 to 4/2004)

Dr. Heinz Klinkhammer.

Board member responsible for Human Resources

Member of the supervisory boards of the following subsidiaries, associated and related companies:

•                  DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, Münster (since 2/2002), Chairman of the Supervisory Board (since 4/2002)

•                  GMG Generalmietgesellschaft mbH, Münster (since 6/1996)

•                  Sireo Real Estate Asset Management GmbH, Frankfurt/Main (since 5/2001)

•                  T-Mobile International AG, Bonn (since 5/2003)

•                  T-Online International AG, Darmstadt (since 2/2003)

•                  T-Systems International GmbH, Frankfurt/Main (since 11/2000)

Member of comparable supervisory bodies of companies in Germany or abroad:

•                  Federal Posts and Telecommunications Agency, Bonn, Administrative Board (since 2000)

René Obermann.

Board member responsible for T-Mobile

Member of the supervisory boards of the following subsidiaries, associated and related companies:

•                  T-Mobile Deutschland GmbH, Bonn, Chairman of the Supervisory Board (since 6/2002)

•                  T-Mobile UK Ltd., Borehamwood (UK) (from 9/2001 to 1/2004)

Walter Raizner.

Board member responsible for T-Com since November 1, 2004

Member of the supervisory boards of the following subsidiaries, associated and related companies:

•                  T-Punkt Vertriebsgesellschaft mbH, Bonn, Chairman of the Supervisory Board (since 2/2005)

Konrad F. Reiss.

Board member responsible for T-Systems

Member of the supervisory boards of the following subsidiaries, associated and related companies:

•                  DETECON International GmbH, Bonn (since 2/2003), Chairman of the Supervisory Board (since 3/2003)

•                  Deutsche Telekom Network Projects & Services GmbH, Bonn, Chairman of the Supervisory Board (since 5/2003)

Board members who left during 2004:

Josef Brauner.

Board member responsible for T-Com from October 1, 1998 to April 30, 2004

Member of the supervisory boards of the following subsidiaries, associated and related companies:

•                  T-Mobile International AG, Bonn (from 5/2003 to 4/2004)

•                  T-Systems International GmbH, Frankfurt/Main (from 11/2000 to 4/2004)

•                  Deutsche Telekom Network Projects & Services GmbH, Bonn (from 5/2003 to 4/2004)

•                  CAP Customer Advantage Program GmbH, Cologne, Chairman of the Supervisory Board (from 4/2002 to 4/2004)

Member of comparable supervisory bodies of companies in Germany or abroad:

•                  FC Bayern München AG, Munich (from 4/2003 to 8/2004)

•                  Karstadt Warenhaus AG, Essen (since 4/2003)

Thomas Holtrop.

Board member responsible for T-Online from December 1, 2002 to September 30, 2004

Member of the supervisory boards of the following subsidiaries, associated and related companies:

•                  T-Online France S.A.S., Paris (France) (from 4/2001 to 9/2004), Chairman of the Conseil d’administration (from 7/2003 to 9/2004)

•                  Ya.com Internet Factory, S.A.U., Madrid (Spain), Presidente del Consejo de Administración (Chairman of the Board of Directors) (from 5/2001 to 9/2004)

Members of the Supervisory Board of Deutsche Telekom AG in 2004 including seats on the supervisory boards of other companies.

Dr. Klaus Zumwinkel.

Member of the Supervisory Board since March 7, 2003

Chairman of the Supervisory Board since March 14, 2003

Chairman of the Board of Management of Deutsche Post AG, Bonn

•                  Deutsche Lufthansa AG, Cologne (since 6/1998)

•                  Deutsche Postbank AG, Bonn, Chairman of the Supervisory Board* (since 1/1999)

•                  Karstadt Quelle AG, Essen (since 5/2003)

Member of comparable supervisory bodies of companies in Germany or abroad:

•                  Morgan Stanley, New York (U.S.), Board of Directors (since 1/2004)

Franz Treml.

Member of the Supervisory Board since July 8, 2003

Deputy Chairman of the Supervisory Board since August 21, 2003

Deputy Chairman of ver.di trade union, Berlin

•                  DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, Münster, Deputy Chairman (since 3/2000)

•                  DBV-Winterthur – Leben, Wiesbaden (since 4/2000)

Monika Brandl.

Member of the Supervisory Board since November 6, 2002

Member of the Central Works Council at Deutsche Telekom AG, Bonn

•                  no other seats –

Josef Falbisoner.

Member of the Supervisory Board since October 2, 1997 Head of ver.di District of Bavaria, Munich

•                  PSD Bank München eG, Augsburg office (since 6/1994)

Dr. Hubertus von Grünberg.

Member of the Supervisory Board since May 25, 2000

Member of the Supervisory Board at Continental Aktiengesellschaft, Hanover, et al.

•                  Allianz Versicherungs-AG, Munich (since 5/1998)

•                  Continental AG, Hanover, Chairman of the Supervisory Board (since 6/1999)

•                  MAN Aktiengesellschaft, Munich (since 2/2000)

Member of comparable supervisory bodies of companies in Germany or abroad:

•                  Schindler Holding AG, Hergiswil (Switzerland), Board of Directors (since 5/1999)

Volker Halsch.

Member of the Supervisory Board since October 1, 2004

State Secretary, Federal Ministry of Finance, Berlin

•                  Deutsche Bahn AG, Berlin (since 2/2003)

Lothar Holzwarth.

Member of the Supervisory Board since November 6, 2002

Chairman of the Works Council at Deutsche Telekom AG, Business Customer Branch Office, Southwestern District, Stuttgart

•                  PSD Bank RheinNeckarSaar eG (since 1/1996), Chairman of the Supervisory Board (from 7/2000 to 6/2004), Deputy Chairman of the Supervisory Board (since 7/2004)

Dr. sc. techn. Dieter Hundt.

Member of the Supervisory Board since January 1, 1995 Managing Shareholder of Allgaier Werke GmbH, Uhingen, and President of the Confederation of German Employers’ Associations (BDA), Berlin

•                  EvoBus GmbH, Stuttgart (since 5/1995)

•                  Stauferkreis Beteiligungs-AG, Göppingen, Chairman of the Supervisory Board (since 1/1999)

•                  Stuttgarter Hofbräu AG, Stuttgart (since 4/1993), renamed SHB Stuttgarter Finanz- und Beteiligungs Aktiengesellschaft, Stuttgart in 7/2004

•                  Stuttgarter Hofbräu Verwaltungs-AG, Stuttgart (since 5/1999), Deputy Chairman of the Supervisory Board (from 9/2003 to 10/2004), Chairman of the Supervisory Board (since 11/2004)

•                  Landesbank Baden-Württemberg, Stuttgart, Administrative Board (since 1/1999)

*                 Supervisory board seats in companies that are members of the same group, as defined in § 100 (2), Sentence 2 AktG (German Stock Corporation Act)

Waltraud Litzenberger.

Member of the Supervisory Board since June 1, 1999

Member of the Works Council at Deutsche Telekom AG, Technical Customer Service Branch Office, Central District, Mainz

•                  PSD Bank Koblenz eG, Koblenz (since 9/1998)

Michael Löffler.

Member of the Supervisory Board since January 1, 1995

Member of the Works Council at Deutsche Telekom AG, Networks Branch Office, Dresden

•                  no other seats –

Dr. Manfred Overhaus.

Member of the Supervisory Board from November 28, 2002 to September 30, 2004

Former State Secretary, Federal Ministry of Finance, Berlin

•                  Deutsche Post AG, Bonn (from 1/1995 to 9/2004)

•                  GEBB mbH, Cologne (from 8/2000 to 6/2004)

Hans W. Reich.

Member of the Supervisory Board since May 27, 1999

Chairman of the Board of Managing Directors, KfW Bankengruppe, Frankfurt/Main

•                  Aareal Bank AG, Wiesbaden (since 6/2002), Chairman of the Supervisory Board (since 6/2004)

•                  Deutsche Post AG, Bonn (since 9/2004)

•                  HUK-COBURG Haftpflicht-Unterstützungs-Kasse kraftfahrender Beamter Deutschlands a.G., Coburg (since 7/2000)

•                  HUK-COBURG-Holding AG, Coburg (since 7/2000)

•                  IKB Deutsche Industriebank AG, Düsseldorf (since 9/1999)

•                  RAG AG, Essen (since 11/2000)

•                  Thyssen Krupp Steel AG, Duisburg (since 7/2000)

Member of comparable supervisory bodies of companies in Germany or abroad:

•                  DePfa Bank plc., Dublin (Ireland), Board of Directors (since 3/2002)

Dr.-Ing. Wolfgang Reitzle.

Member of the Supervisory Board since February 10, 2005

Chairman of the Executive Board of Linde AG, Wiesbaden

•                  Allianz Lebensversicherungs-AG, Stuttgart (since 12/2002)

•                  STILL GmbH, Hamburg, Chairman of the Supervisory Board* (since 1/2004)

Dr. jur. Hans-Jürgen Schinzler.

Member of the Supervisory Board since May 20, 2003

Chairman of the Supervisory Board of Münchener Rückversicherungs-Gesellschaft AG, Munich

•                  Bayerische Hypo- und Vereinsbank AG, Munich (since 3/2003), Deputy Chairman of the Supervisory Board (since 1/2004)

•                  Metro AG, Düsseldorf (since 5/2002)

Member of comparable supervisory bodies of companies in Germany or abroad:

•                  Aventis S.A., Schiltigheim (France) (from 12/1999 to 8/2004)

Dr. Klaus G. Schlede.

Member of the Supervisory Board since May 20, 2003

Member of the Supervisory Board of Deutsche Lufthansa AG, Cologne

•                  Deutsche Postbank AG, Bonn (since 4/2000)

•                  Deutsche Lufthansa AG, Cologne (since 6/1998)

Wolfgang Schmitt.

Member of the Supervisory Board since October 2, 1997

Head of Liaison Office, T-Com Headquarters, Bonn

•                  PSD Bank RheinNeckarSaar eG (since 1993)

•                  Telemarkt AG, Reutlingen (since 1/2004)

Michael Sommer.

Member of the Supervisory Board since April 15, 2000

Chairman of the German Trade Union Federation (DGB), Berlin

•                  Deutsche Postbank AG, Bonn, Deputy Chairman of the Supervisory Board (since 11/1997)

*                 Supervisory board seats in companies that are members of the same group, as defined in § 100 (2), Sentence 2 AktG (German Stock Corporation Act)

Ursula Steinke.

Member of the Supervisory Board since January 1, 1995

Chairwoman of the Works Council at T-Systems CDS GmbH, Northern District Branch Office, Kiel

•                  no other seats –

Prof. Dr. h.c. Dieter Stolte.

Member of the Supervisory Board since January 1, 1995

Publisher of the “Welt” and “Berliner Morgenpost” newspapers, Berlin

•                  Ströer Out-of-home Media AG, Cologne (since 10/2002)

•                  ZDF Enterprises GmbH, Mainz (since 1992)

Bernhard Walter.

Member of the Supervisory Board since May 27,1999

Former Chairman of the Board of Managing Directors of Dresdner Bank AG, Frankfurt/Main

•                  Bilfinger Berger AG, Mannheim (since 7/1998)

•                  DaimlerChrysler AG, Stuttgart (since 5/1998)

•                  Henkel KGaA, Düsseldorf (since 5/1998)

•                  mg technologies ag, Frankfurt/Main (since 3/1993)

•                  Staatliche Porzellan-Manufaktur Meißen GmbH, Meißen (since 1/2001)

•                  Thyssen Krupp AG, Düsseldorf (from 3/1997 to 1/2005)

•                  Wintershall AG, Kassel, Deputy Chairman of the Supervisory Board (since 2/2001)

Wilhelm Wegner.

Member of the Supervisory Board since July 1, 1996

Chairman of the Central Works Council at Deutsche Telekom AG, Bonn

•                  VPV Allgemeine Versicherungs-AG, Cologne (since 8/1995)

•                  VPV Holding AG, Stuttgart (since 1/2002)

•                  Vereinigte Postversicherung VVaG, Stuttgart (since 7/1998)

Dr. Wendelin Wiedeking.

Member of the Supervisory Board from May 20, 2003 to February 9, 2005

Chairman of the Board of Management of Dr.-Ing. h.c. F. Porsche AG, Stuttgart

•                  no other seats –

Member of comparable supervisory bodies of companies in Germany or abroad:

•                  Novartis AG, Basle (Switzerland)

•                  Eagle-Picher Industries Inc., Phoenix, Arizona (U.S.)

•                  Porsche Business Services Inc., Wilmington, Delaware (U.S.)*

•                  Porsche Cars Great Britain Ltd., Reading (UK)*

•                  Porsche Cars North America Inc., Wilmington, Delaware (U.S.)*

•                  Porsche Deutschland GmbH, Bietigheim-Bissingen*

•                  Porsche Engineering Group GmbH, Weissach*

•                  Porsche Enterprises Inc., Wilmington, Delaware (U.S.)*

•                  Porsche Financial Services GmbH, Bietigheim-Bissingen*

•                  Porsche Financial Services Inc., Wilmington, Delaware (U.S.)*

•                  Porsche Iberica S.A., Madrid (Spain)*

•                  Porsche Italia S.p.A., Padua (Italy)*

•                  Porsche Japan K.K., Tokyo (Japan)*

•                  Porsche Lizenz- und Handelsgesellschaft mbH, Bietigheim-Bissingen*

*                 Supervisory board seats in companies that are members of the same group, as defined in § 100 (2), Sentence 2 AktG (German Stock Corporation Act)

Index.

Term	Page

A
Affiliates	102
AktivPlus	99, VII
Associated and related companies	57, 59, 62, 123, 129, 136, 140, 148,158, 163, 164, 183, 193, 194, 195, 196, 197, 208, 209

B
Broadband

6, 11, 13, 15, 19, 23, 26, 45, 46, 50, 51, 52, 53, 54,55, 56, 57, 58, 73, 74, 83, 85, 89, 91, 92, 93, 94, 98, 99, 100, 101, 102, 103, 104, 106, 107, 110, 115, 116, 118, 119, 120, 149, 152, 196, 216, IV, VII,

C
Call revenue	194
Cash flow	II, 50, 51, 56, 61, 62, 82, 88, 89, 94, 123, 129, 138, 142, 143,151, 166, 186, 187, 196, 202, 217
Charges	55, 57, 59, 84, 87, 130, 135, 138, 142, 145, 149, 150, 166, 183, 188, 194, 197, 203
Content	14, 18, 30, 35, 42, 52, 56, 99, 100, 101, 115, 116, 117, 118, 141, 216
Corporate governance	13, 14, 18, 19, 20, 21, 82, 201

D
Dividend	II, 5, 22, 23, 50, 51, 59, 60, 62, 94, 129, 138, 139, 158, 168, 169, 170, 172, 177, 184, 201
DSL (see also T-DSL)	51, 52, 56, 74, 83, 84, 85, 93, 94, 98, 99, 100, 101, 102, 115, 116, 117, 119, 194, 195, 216, VII

E
E-commerce	141, 150
Employees

II, 5, 6, 7, 8, 9, 13, 15, 19, 20, 30, 31, 46, 51, 58, 75, 76, 77, 78, 79, 81, 85, 87, 92, 98, 103, 104, 106, 109, 115, 119, 120, 121, 122, 140, 147, 151, 153, 160, 165, 167, 171, 172, 174, 175, 178, 181, 183, 186, 194

Environmental protection	80, 81
Equity ratio	II, 59, 60, 188

F
Financial calendar	217

G
GPRS	7, 104, 106, 214
GSM	46, 52, 72, 83, 90, 93, 94, 104, 106, 108, 136, 141, 152, 162, 163, 183, 195, 214, 215

H
HotSpot	51, 74, 101, 106, 116, 215

I
ICT (Information and Communication Technology)	8, 26, 30, 31, 38, 39, 42, 46, 54, 83, 85, 91, 93, 109, 111, 112, 113, 114, 141, 215
Investor Relations	18, 19, 20, 24, 59, 143, 146, 163, 203, 218
ISDN/T-ISDN	51, 98, 99, 116, 152, 216, VII
IT (Information Technology)	III, 11, 25, 30, 35, 38, 39, 45, 52, 54, 56, 71, 82, 83, 85, 86, 89, 91, 93, 98, 109, 110, 111, 112, 113, 114, 120, 141, 150, 155, 164, 195, 197, 214

M
MMS (Multimedia Messaging Services)	74, 107
Multimedia	35, 43, 46, 74, 83, 100, 101, 106, 107, 115, 117, 215, 216

O
Outlook	61, 73, 89, 91, 103, 108, 114

R
Regulation	18, 19, 54, 55, 63, 64, 81, 82, 83, 84, 178, 189
R&D (Research and Development)	35, 46, 73, 74, 75, 151
Risk management	14, 21, 82, 83, 88
Roaming	84, 107, 149, 215

S
Shareholders’ meeting	II, 5, 13, 18, 19, 20, 21, 23, 50, 59, 63, 92, 168, 169, 170, 171, 172, 173, 176, 184, 199, 200, 201, 217
Stock options	138, 139, 153, 168, 169, 170, 171, 172, 173, 174, 175, 176, 199, 203
Subsidiaries	13, 18, 51, 54, 59, 77, 84, 85, 98, 102, 105, 115, 118, 120, 125, 126, 127, 128, 136, 141, 143, 144, 145, 146, 147, 148, 151, 163, 164, 169, 171, 182, 183, 187, 191, 195, 204, VI, VII
Sustainability	79, 80

T
T-DSL	51, 55, 73, 74, 87, 99, 100, 101, 102, 115, 116, 164, 216
Telecommunications Act	55, 83, 84
Total revenue	II, 58, 98, 104, 107, 109, 112, 115, 119, 122, 126, 196
T-Share	II, 19, 22, 23, 24, 170, 198, 218

U
UMTS	7, 13, 46, 52, 67, 68, 72, 73, 93, 94, 104, 106, 107, 127, 136, 151, 152, 161, 162, 189, 195, 203, 216

V
Vivento	6, 76, 77, 78, 85, 103, 113, 119, 120, 121, 122, 124, 125, 126, 141, 196, 197

W
Wireless LAN/WLAN	7, 46, 51, 72, 73, 74, 85, 100, 101, 104, 106, 215, 216

Glossary.

ARPU – Average Revenue Per User

Predominantly used in the mobile communications industry to describe the revenue generated per customer per month.

ASP – Application Service Providing

A provider’s portfolio enables enterprises to lease IT applications.  Advantage: Customers always have the latest version that the provider maintains centrally (e.g. in a computer center) and do not have to worry about buying and maintaining software applications (licenses, updates) themselves.

Call-by-call selection of a telephone company

Dialing procedure that enables a telephone customer to use the carrier (long-distance operator) of his or her choice for long-distance and international calls (i.e., the customer can change carriers for each call).

Call center

A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline, with outbound calls being part of direct marketing efforts.

Carriers’ carrier

A network operator who provides network services to other telecommunications companies.

Customer centricity

Comprehensive customer orientation – i.e., gearing actions to customers and their various needs when designing products and developing services, and also in sales, public relations and all market communications. The opposite would be product centricity, where a company focuses primarily on its products.

Customer segmentation

Division of customers into homogenous groups (segments) in order to consistently gear the portfolio of products and services, but also sales and public relations etc., to their various needs, and to deal with each customer segment on a differentiated basis.

Desktop services

Our Global Desktop Services product features a variety of support services including outsourcing of whole IT networks. Deutsche Telekom offers an integrated IT service portfolio for corporate customers, providing everything from the server infrastructure and PC workstations through to application management and call center services for user support.

Downstream

Communication of data from the Internet server to the user’s PC (opp.: upstream).

eGovernment

eGovernment involves simplifying and conducting processes relating to information, communications and transactions within and between governmental institutions, and also between these institutions, the public at large, and companies, by utilizing information and telecommunications technologies.

eHealth

eHealth involves simplifying and conducting processes relating to information, communications and transactions within and between institutions and individuals involved in healthcare provision by utilizing information and telecommunications technologies.

GPRS – General Packet Radio Service

A technology allowing higher data transmission rates in GSM networks.

GSM – Global System for Mobile Communications

A pan-European mobile communications standard for the 900-MHz frequency range.

Hosting

Provision of storage capacity via the Internet. An Internet service provider’s most important services in relation to hosting are registering and operating domains, leasing web servers (in full or in part) and leasing space in a computer center – including Internet link, power supply and emergency power supply, etc.

HotSpot

HotSpot is the name of a public area in which the customer can connect to the Internet using WLAN (wireless local area networks). The HotSpots are realized jointly by T-Com and T-Mobile.

ICT

Information and Communication Technology.

Interconnection

Term used for the linking of networks of different providers, as regulated by the German Telecommunications Act.

Internet/intranet

The Internet is a worldwide IP-based computer network that has no central network management. Intranets, on the other hand, are managed IP networks that can be accessed only by specific user groups.

IP address

Each computer connected to the Internet receives a clearly identifiable, numeric address. This IP address comprises four sequences of digits each separated by a period, e.g.: 217.247.84.89 (example: T-Online). Static IP addresses enable the same computer to be contacted under the same address at any time (e.g. a web server). Dynamic IP addresses are used for dial-in Internet access for T-Online customers, etc. Customers are then allocated a free IP address, but not the same one each time.

IP – Internet Protocol

Nonproprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

ISP – Internet Service Provider

An Internet service provider offers various technical services that are required to use or operate Internet services.

Last mile

The last mile is a term used in relation to power and gas supply networks as well as telecommunications networks to describe the final section of the line that runs up to the subscriber household. Operators with no last mile must generally pay a charge to the network owners.

Multimedia

Term used for real-time integration of text with still images and graphics, video and sound.

NGN – Next Generation Network

In the classic architecture of modern telephone networks, voice and data transmissions are routed via different technical platforms. The aim of the next generation network (NGN) is to combine both functions and thus provide integrated voice-data services. NGNs are based entirely on IP technology.

Page impressions

This term is used to describe the number of times a web-site has been visited. Page impressions are therefore an important criterion for evaluating the reach of Internet sites.

Preselection

Preselection of a telephone company. Procedure in which the customer selects a certain provider – known as the long-distance carrier – for all of his or her long-distance and international calls.

Roaming

A feature of cellular mobile communications networks. Activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks of different network operators, as is the case with international roaming in the pan-European GSM system.

SDH network – Synchronous Digital Hierarchy

The SDH network is a network of nodes. The system features a basic transmission rate of SDH is 155 Mbit/s and uses synchronous transport modules (STM). SDH technology provides numerous functions for network management and the maintenance of quality parameters.

Stakeholder

The stakeholder approach is an extension of the shareholder value approach used extensively in business management. In contrast to the shareholder value principle that focuses on the needs and expectations of a company’s shareholders, the stakeholder approach tries to set the company in a general social context and reconcile the needs of the different stakeholders. In addition to shareholders, stakeholders also include staff, customers, suppliers as well as the government and the public at large.

T-DSL

Deutsche Telekom’s asymmetrical digital subscriber line (ADSL) service.

T-ISDN

Deutsche Telekom’s integrated services digital network (ISDN).

T-Net

Deutsche Telekom’s digitized telephone network.

UMTS – Universal Mobile Telecommunications System

International third-generation mobile communications standard that integrates mobile multimedia and telematics services in the 2-GHz range.

Video-on-demand

A Service that allows subscribers at any time to call up and watch a selection of movies (on video). The video is either broadcast over the broadband cable network or over DSL and the telephone network to the subscriber. The back channel used to send movie selection information to the broadcasting center is available with DSL, but not with the broadband cable network. A back channel can therefore be established over the telephone network in the case of VoD over the broadband cable network.

VoIP – Voice over Internet Protocol

Technology for establishing telephone calls via the Internet. There are three methods: PC to PC, PC to fixed network, telephone calls over IP-based internal networks.

VPN – Virtual Private Network

A virtual private network is a computer network that uses a public network (for example, the Internet) to transport private data. Subscribers to a VPN can exchange data just like over internal network, although they are not directly interconnected.

WAP – Wireless Application Protocol

Enables content to be made visible on the mobile phone display.

WLAN – Wireless Local Area Network

Wireless networks for mobile Internet access. Multiple computers can also be connected wirelessly to each other or to a central information system, a printer or a scanner.

Financial calendar.

2005/2006 financial calendar

Annual press conference on the 2004 financial year and conference call	March 3, 2005
Publication of the 2004 Annual Report	March 15, 2005
2005 shareholders’ meeting of Deutsche Telekom AG	April 26, 2005 (and possibly April 27, 2005)
Group report for the first quarter of 2005	May 12, 2005	*
Group report for the first half of 2005	August 11, 2005	*
Group report for the first three quarters of 2005	November 10, 2005	*
Annual press conference on the 2005 financial year and analysts’ meeting	March 2, 2006	*
Publication of the 2005 Annual Report	March 14, 2006	*
2006 shareholders’ meeting	May 3, 2006	*

*                 Planned.

Disclaimer.

This Annual Report contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “project” and “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current plans, estimates, and projections, and therefore you should not place too much reliance on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including, without limitation, those factors set forth in “Forward-Looking Statements” and “Risk Factors” contained in Deutsche Telekom’s annual report on Form 20-F filed with the SEC. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekomdoes not intend or assume any obligation to update these forward-looking statements.

This Annual Report contains a number of non-GAAP figures, such as EBITDA and EBITDA adj. for special factors, EBITDA margin adj., capex,adj. net income, free cash flow, and gross and net debt. These non-GAAP figures should not be viewed as a substitute for our GAAP figures. Our non-GAAP measures may not be comparable to non-GAAP measures used by other companies. To interpret the non-GAAP measures, please refer to the chapter “Reconciliation of pro forma figures” of this Annual Report (posted on Deutsche Telekom’s Investor relations link under www.telekom.de).

Contacts.

Deutsche Telekom AG
Corporate Communications
Postfach 2000, D-53105 Bonn, Germany
Phone	+49 228 181–4949
Fax	+49 228 181–94004

Internet: www.deutschetelekom.com

Investor Relations:
Phone	+49 228 181–88880
Fax	+49 228 181–88009
E-Mail: Investor.Relations@telekom.de

New York Office:
Deutsche Telekom, Inc.
Investor Relations
600 Lexington Avenue, 17th Floor
New York, NY 10022, USA
Phone	+1–212–424–2926
Phone	+1–877–DT-SHARE (TOLL-FREE)
Fax	+1–212–424–2986
E-Mail: investor.relations@usa.telekom.de

Deutsche Telekom’s Annual Report is available on the Internet at:

www.deutschetelekom.com/annualreport2004

Additional copies of this report are available at:

E-Mail: Forum-TAktie@telekom.de

The German version of this Annual Report is legally binding.

Concept:

Deutsche Telekom and

HGB Hamburger Geschäftsberichte

Design:

Interbrand Zintzmeyer & Lux

Photographs:

Frank Meyl, Andreas Pohlmann

Translation:

Deutsche Telekom AG, Foreign Language Service et al.

Production:

Citigate SEA GmbH & Co. KG, Düsseldorf

Reproduction:

O/R/T Medien Verbund, Krefeld

Printing:

Heining & Müller GmbH, Mülheim a.d. Ruhr

Printed with mineral-oil-free color on chlorine-free paper.

KNr. 642 100 037 (English)

KNr. 642 100 036 (German)

KNr. 642 100 035 (CD-ROM)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Rolf Ewenz-Sandten

Name: Rolf Ewenz-Sandten

Title: Vice President

Date: March 18, 2005